BankMutual CORPORATION

NOTICE OF 2014 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

2013 FORM 10-K ANNUAL REPORT

BankMutual
CORPORATION

BANK MUTUAL CORPORATION
4949 West Brown Deer Road
Milwaukee, Wisconsin 53223
(414) 354-1500

March 10, 2014

Dear Fellow Shareholder,

We invite you to attend the Bank Mutual Corporation 2014 Annual Meeting of Shareholders, which will be held at the Four Points Sheraton Milwaukee North Hotel, 8900 N. Kildeer Court, Milwaukee, Wisconsin, at 10:00 a.m., Central Time, on Monday, May 5, 2014.

Bank Mutual Corporation's Notice of Annual Meeting of Shareholders and Proxy Statement, which are enclosed, describe the business to be conducted at the Annual Meeting. If you plan to attend the Annual Meeting, please check the box on the proxy form so that we can plan for the appropriate number of people.

Also enclosed is a copy of Bank Mutual Corporation's Summary Annual Report, and attached to this Proxy Statement is the Annual Report on Form 10-K for the year ended December 31, 2013.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual Meeting, we urge you to **mark, sign, date and return your proxy form in the enclosed postage-paid envelope as soon as possible** to make sure that you are represented. Signing the proxy will not prevent you from voting in person at the Annual Meeting, but will ensure that your shares will be represented if you are unable to attend.

Sincerely,

BANK MUTUAL CORPORATION

DAVID A. BAUMGARTEN
President and Chief Executive Officer

BANK MUTUAL CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 5, 2014

To the Shareholders of Bank Mutual Corporation:

The 2014 annual meeting of shareholders of Bank Mutual Corporation will be held on Monday, May 5, 2014, at 10:00 a.m., Central Time, at the Four Points Sheraton Milwaukee North Hotel, 8900 N. Kildeer Court, Milwaukee, Wisconsin, for the following purposes:

(1) Electing four directors to serve for terms expiring in 2017;
(2) Ratifying the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2014;
(3) Holding an advisory vote to approve the compensation of the Company's named executive officers, as disclosed in "Compensation Discussion and Analysis" and "Executive Compensation" herein;
(4) Approving Bank Mutual Corporation's 2014 Incentive Compensation Plan; and
(5) Transacting such other business as may properly come before the annual meeting or any adjournment thereof.

The board of directors recommends that shareholders vote FOR each of the board's director nominees, FOR the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm, FOR advisory approval of the compensation of the Company's named executive officers, and FOR approval of the 2014 Incentive Compensation Plan.

The board of directors has fixed the close of business on March 3, 2014, as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and any adjournment thereof. Only shareholders of record at the close of business on that date will be entitled to vote at the annual meeting.

We call your attention to the proxy statement accompanying this notice for a more complete statement regarding the matters to be acted upon at the annual meeting. Please read it carefully.

If you have questions or comments, please direct them to Bank Mutual Corporation, 4949 West Brown Deer Road, Milwaukee, Wisconsin 53223, Attention: Corporate Secretary. Please also contact the corporate secretary if you would like directions to the annual meeting. If you prefer, you may also e-mail questions, comments or requests for directions to james.carter@bankmutual.com.

By Order of the Board of Directors

James P. Carter
Vice President and Secretary

Milwaukee, Wisconsin
March 10, 2014

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 5, 2014: The Company's Proxy Statement, Annual Report on Form 10-K for the year ended December 31, 2013, and Summary Annual Report are available at: http://www.bankmutualcorp.com under the link "Annual Meeting Materials."

To view this material, your browser must support the PDF file format. If your browser does not support PDF viewing, download and installation instructions are available at the above link.

YOUR VOTE IS IMPORTANT

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the annual meeting, please indicate your voting directions, sign, date and promptly return the accompanying proxy, which is solicited by the Bank Mutual Corporation board of directors, using the enclosed self-addressed envelope, which requires no postage if mailed in the United States. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the annual meeting.

PROXY STATEMENT

BANK MUTUAL CORPORATION
4949 West Brown Deer Road
Milwaukee, Wisconsin 53223
(414) 354-1500

SOLICITATION AND VOTING

This proxy statement and accompanying proxy are furnished to the shareholders of Bank Mutual Corporation ("Bank Mutual Corporation" or the "Company") in connection with the solicitation of proxies by Bank Mutual Corporation's board of directors for use at the annual meeting of Bank Mutual Corporation shareholders on Monday, May 5, 2014, and at any adjournment of that meeting. The 2013 summary annual report to shareholders, which accompanies this proxy statement, and the 2013 annual report on Form 10-K, attached hereto, contain financial statements and other information concerning the Company. The Company is mailing the proxy materials to shareholders beginning on or about March 10, 2014.

Record Date and Meeting Information. The board of directors has fixed the close of business on March 3, 2014, as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and any adjournment thereof. Only holders of record of Company common stock, the only class of voting stock of Bank Mutual Corporation outstanding, on the record date are entitled to notice of and to vote at the annual meeting. Each share of common stock is entitled to one vote. At the record date, there were 46,551,284 shares of common stock validly issued and outstanding.

The board of directors of Bank Mutual Corporation knows of no matters to be acted upon at the annual meeting other than as set forth in the notice attached to this proxy statement. If any other matters properly come before the annual meeting, or any adjournment thereof, it is the intention of the persons named in the proxy to vote such proxies in accordance with their best judgment on such matters.

Voting Your Shares. Any shareholder entitled to vote at the annual meeting may vote either in person or by a properly executed proxy. Shares represented by properly executed proxies received by Bank Mutual Corporation will be voted at the annual meeting, or any adjournment thereof, in accordance with the terms of such proxies, unless revoked. If you own your shares directly and no voting instructions are given on a properly executed proxy, the shares will be voted by the persons named to vote the proxy FOR the election of the designated director nominees, FOR ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm, FOR advisory approval of the compensation of the Company's named executive officers, and FOR approval of the Company's 2014 Incentive Compensation Plan.

Brokers do not have discretion to cast votes in the election of directors with respect to any shares held in street name for which they have not received voting directions from the beneficial owners. Therefore, if you hold your shares in street name, you must vote your proxy if you wish your shares to be voted in the election of directors, or on the advisory vote regarding executive compensation.

A shareholder may revoke a proxy at any time prior to the time it is voted by filing a written notice of revocation with the corporate secretary of the Company, by delivering a properly executed proxy bearing a later date or by voting in person at the annual meeting. Attendance at the annual meeting will not in itself constitute revocation of a proxy.

Shares in Dividend Reinvestment or Employee Plans. If a shareholder participates in the Company's Dividend Reinvestment and Stock Purchase Plan (the "DRP"), the proxy also will serve as voting instructions for the participant's shares held in the DRP. Participants' shares will be voted by the administrator of the DRP in accordance with those voting instructions. If a participant does not return a proxy, the DRP administrator will not vote that participant's shares held in the DRP.

Any shareholder who owns shares through an investment in the Company Common Stock Fund of the Bank Mutual Corporation 401(k) Plan (the "401(k) Plan"), including shares transferred into the 401(k) Plan from the former Employee Stock Owenrship Plan ("ESOP"), will receive a separate blue proxy card, marked "401k," to instruct the 401(k) Plan's administrator how to vote those shares. The administrator will vote shares in those participants' 401(k) Plan accounts in accordance with the voting instructions on the proxies. If a 401(k) Plan participant does not return a proxy, the administrator will vote that participant's shares in the 401(k) Plan in the same proportion as the voting of all shares in the 401(k) Plan for which voting instructions have been received.

Quorum and Required Vote. A majority of the votes entitled to be cast by the shares entitled to vote, represented in person or by proxy, will constitute a quorum of shareholders at the annual meeting. Shares for which authority is withheld to vote for director nominees, abstentions and broker non-votes (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the brokers or nominees do not have discretionary power to vote) will be considered present for purposes of establishing a quorum. The inspectors of election appointed by the board of directors will count the votes and ballots at the annual meeting.

Assuming a quorum is present, a plurality of the votes cast at the annual meeting by the holders of shares of common stock entitled to vote is required for the election of directors. In other words, the individuals who receive the largest number of votes are elected as directors up to the maximum number of directors in a class to be chosen at the annual meeting. With respect to the election of directors, any shares not voted, whether by withheld authority, broker non-vote or otherwise, will have no effect on the election of directors except to the extent that the failure to vote for an individual results in another individual receiving a comparatively larger number of votes.

Assuming that a quorum is present, the selection of Deloitte & Touche LLP will be deemed to have been ratified if more shares are voted in favor of ratification than are voted against ratification. Accordingly, any shares not voted on this matter, whether by abstention or otherwise, will have no effect on this matter.

Assuming a quorum is present, the advisory vote approving the compensation of the Company's named executive officers will be deemed to have been approved if more shares are voted in favor of approval than are voted against approval. Accordingly, any shares not voted on this matter, whether by abstention or otherwise, will have no effect on this matter.

Assuming a quorum is present, the Bank Mutual Corporation 2014 Incentive Compensation Plan will be deemed to have been approved if more shares are voted in favor of approval than are voted against approval. Accordingly, any shares not voted on this matter, whether by abstention or otherwise, will have no effect on this matter.

Expenses and Solicitation. Expenses in connection with the solicitation of proxies will be paid by the Company. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of the Company in person or by telephone, facsimile or other means of communication. Those directors, officers and employees will receive no compensation therefor in addition to their regular compensation, but may be reimbursed for their related out-of-pocket expenses. Brokers, dealers, banks, or their nominees, who hold common stock on behalf of another will be asked to send proxy materials and related documents to the beneficial owners of such stock, and the Company will reimburse those persons for their reasonable expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below sets forth information regarding the beneficial ownership of Company common stock as of the March 3, 2014, record date by each director and nominee for director, by each executive officer named in the Summary Compensation Table below and by all directors and executive officers of the Company as a group. The table also includes information as to the only known 5% or greater shareholders of the Company.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership (1)(2)	Percent of Class
P. Terry Anderegg	290,018	*
David A. Baumgarten	217,338	*
David C. Boerke	44,600	*
Richard A. Brown	51,500	*
Thomas H. Buestrin	194,572	*
Michael T. Crowley, Jr. (3)	2,667,634	5.7%
Michael W. Dosland	173,824	*
Mark C. Herr	141,796	*
Gregory A. Larson	118,230	*
Thomas J. Lopina, Sr.	224,927	*
Christopher L. Mayne	78,800	*
William J. Mielke	370,829	*
Robert B. Olson	326,823	*
J. Gus Swoboda	224,538	*
All directors and executive officers as a group (19 persons) (4)	5,228,183	11.2%
Lisa A. Mauer	100	*
BlackRock, Inc. (5)	4,393,681	9.4%

* Less than 1.0%. Percentages are based on shares outstanding on the record date.

(1) Unless otherwise noted, the specified persons have sole voting and dispositive power as to the shares. Includes the following shares that are either unvested restricted stock or were allocated to individuals' ESOP accounts and now have been transferred into the 401(k) plan, for which individuals have sole voting power but may have more limited dispositive power over such shares: Mr. Anderegg – 36,435; Mr. Crowley Jr. – 24,480; Mr. Dosland – 582; and all directors and executive officers as a group –79,232. Includes the following shares that are allocated to individuals' accounts under the Benefits Restoration Plan related to the 401(k) Plan for which individuals have sole dispositive power but no voting power over such shares: Mr. Anderegg – 3,447; Mr. Crowley Jr. – 32,599; and all directors and executive officers as a group – 36,046. Includes the following shares for which beneficial ownership is shared: Mr. Buestrin – 32,029; Mr. Crowley Jr. – 131,458; Mr. Dosland – 6,800; Mr. Herr – 39,213; Mr. Lopina –77,343; Mr. Mielke – 56,826; Mr. Olson – 229,623; and all directors and executive officers as a group – 694,669. See also notes (4) and (5) below.

(2) Includes the following shares subject to options exercisable at or within 60 days of the record date: Mr. Anderegg – 119,400; Mr. Baumgarten – 80,800; Messrs. Boerke and Brown – 33,200 each; Messrs. Buestrin, Herr, Mielke, Olson and Swoboda – 97,200 each; Mr. Lopina – 88,200; Mr. Crowley Jr. – 719,400; Mr. Dosland – 69,400; Mr. Larson – 40,400; Mr. Mayne – 40,400; and all directors and executive officers as a group – 1,748,000. As of December 31, 2013, Mr. Lopina had pledged 86,034 shares.

(3) The information for Mr. Crowley Jr. is based in part on an amendment to Schedule 13G dated February 11, 2014, filed by him along with other information available to the Company. Mr. Crowley Jr.'s business address is c/o Bank Mutual Corporation, 4949 West Brown Deer Road, Milwaukee, WI 53223.

(4) Because the 401(k) Plan permits participants to vote shares and make investment decisions, except for certain takeover offers, shares held in the 401(k) Plan are included only if held in the accounts of named persons, even though certain of the officers are trustees or administrators of one of the plans. With respect to shares allocated to individuals' accounts under the Benefits Restoration Plan, the individuals whose accounts hold such shares have sole dispositive power but no voting power over such shares; such shares are included in the individuals' ownership in the table.

(5) BlackRock, Inc. ("BlackRock") filed an amendment to Schedule 13G dated January 28, 2014, reporting sole voting power as to 4,271,549 shares of common stock and sole dispositive power as to 4,393,681 shares of common stock. BlackRock filed the report as a parent holding company; the report identifies the following subsidiaries as subsidiaries which hold or acquired the securities reported; BlackRock Advisors, LLC, BlackRock Investment Management, LLC, BlackRock Asset Management Ireland Limited, BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A. and BlackRock Japan Co. Ltd. The address of BlackRock is 40 East 52nd Street, New York, NY 10022.

The above beneficial ownership information is based on data furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Securities Exchange Act, as required for purposes of this proxy statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

ELECTION OF DIRECTORS

The bylaws provide that the number of directors of Bank Mutual Corporation shall be between seven and thirteen, as determined by the board of directors. At each annual meeting, the term of office of one class of directors expires and a class of directors is elected to serve for a term of three years or until their successors are elected and qualified. Under the bylaws, the board may appoint a new director to fill a vacancy that occurs between annual meetings, including a vacancy that would result from a later determination to increase the size of the board.

The board has ten directors. This year's board nominees for election for terms expiring at the annual meeting are David A. Baumgarten, David C. Boerke, Lisa A. Mauer and Robert B. Olson.

One of the nominees, Lisa A. Mauer, is not currently a director of the Company or the Bank, and is standing for election for the first time. It is the Company's policy that the board of directors should reflect a broad variety of experience and talents. When the Nominating and Governance Committee makes nominations for election to the board, it reviews the Company's director selection criteria and seeks to choose individuals who bring a variety of expertise to the board within these criteria. For further information regarding the reasons Ms. Mauer was selected as a nominee, and criteria used to evaluate board membership generally, see "Director Attributes" and "Board Meetings and Committees–Nominating and Governance Committee," respectively, below.

The term of Thomas J. Lopina, Sr. expires at the 2014 annual meeting. Mr. Lopina has decided to retire from the board upon the expiration of his term, and is therefore not standing for re-election. Mr. Lopina has served as a director of the Company and its affiliates since 2000, and previously as a director of First Northern Savings Bank, which the Company acquired in 2000, since 1979. We appreciate his many years of service to the Company; the board of directors would like to thank Mr. Lopina for his dedicated service.

Shares represented by proxies will be voted FOR the election of each of the nominees unless otherwise specified by the executing shareholder. If any nominee declines or is unable to act as a director, which the Company does not foresee, the board may name a replacement, in which case the shares represented by proxies will be voted FOR the substitute nominee.

Information regarding the nominees and the directors whose terms continue is set forth in the following table. For additional information regarding the specific attributes possessed by each of the current directors and nominees, which together with their specific business and personal experience listed in the following table, provide the bases for their nomination, see "Director Attributes" below.

The board of directors unanimously recommends that shareholders vote FOR the election of the director nominees listed in the following table.

Name and Age	Principal Occupation and Business Experience (1)	Director Since (2)
	Nominees for terms expiring in 2017	
David A. Baumgarten, 63 (3)	President of the Company and the Bank since 2010, and Chief Executive Officer of the Company and the Bank since 2013; previously Executive Vice President – Regional Banking of Associated Banc-Corp	2010
David C. Boerke, 68 (4) (5)	Principal and commercial real estate advisor, The Boerke Company, Inc., a member of the Cushman Wakefield Alliance, a commercial real estate company; president, Boerke Advocates, Inc., commercial real estate company; principal private equity investor, Antietam, LLC	2007
Lisa A. Mauer, 56	Senior Vice President, Regional Development of BlackHawk Industrial (industrial products distributor) since 2011; previously, owner, president and CEO of Tool Service Corporation and affiliated entities	--
Robert B. Olson, 76 (5)(6)	Retired as self-employed consultant in 2005; prior to 2000, an executive with Little Rapids Corporation, specialty paper producer	2000
	Continuing Directors - Terms expire in 2015	
Thomas H. Buestrin, 77 (4) (6) (7) (8)	President of Buestrin, Allen & Associates Ltd., real estate investment, management and development	1995
Michael T. Crowley, Jr., 71 (3) (8)	Chairman of the Company and the Bank; retired as Chief Executive Officer of the Company and the Bank in 2013.	1970
William J. Mielke, 66 (5) (6) (7)(8)	President and CEO of Ruekert & Mielke Inc., engineering consulting company	1988
	Continuing Directors – Terms expire in 2016	
Richard A. Brown, 65 (6)	Owner, Richard A. Brown, CPA, a firm providing CFO consulting services, since 2007; retired in 2006 as an audit partner, KPMG LLP, an international accounting firm; private equity investor and board member, Fortress Partners Capital Management, LTD	2007
Mark C. Herr, 61 (6)	Senior Partner, Plunkett Raysich Architects LLP	2001
J. Gus Swoboda, 78 (7) (8)	Retired; prior thereto, Senior Vice President, Human and Corporate Development, Wisconsin Public Service Corporation, electric and gas utility	2000

(1) Unless otherwise noted, all directors have been employed in their respective principal occupations listed for at least the past five years.

(2) Indicates the date when director was first elected to the board of the Company or Bank Mutual (the "Bank") (the Bank is a subsidiary of the Company), as the case may be. Messrs. Brown and Boerke each became a director of the Company in 2008. Messrs. Olson and Swoboda became directors of the Company in 2000 when the Company acquired First Northern Savings Bank ("First Northern"); they became directors of First Northern in 1997 (Mr. Olson) and 1987 (Mr. Swoboda). Ms. Mauer is first standing for election at the 2014 Annual Meeting.

(3) Mr. Crowley Jr. was Chief Executive Officer of the Bank and Company until his retirement on July 1, 2013, at which time Mr. Baumgarten assumed those positions. Mr. Crowley Jr. remains Chairman of the Company and Bank.

(4) Messrs. Boerke and Buestrin are first cousins.

(5) Member of the Compensation Committee, of which Mr. Mielke is Chairman.

(6) Member of the Audit Committee, of which Mr. Brown is Chairman.

(7) Member of the Nominating and Governance Committee, of which Mr. Mielke is Chairman.

(8) Member of the Executive Committee, of which Mr. Crowley Jr. is Chairman.

Director Attributes

When making its decisions regarding who to nominate, or re-nominate, for the board, the Nominating and Governance Committee of the board of directors considers an individual's particular background and prior service with the Company, as summarized above, along with the general factors discussed in "Selection Criteria for Directors" and "Board Meetings and Committees–Nominating and Governance Committee" below.

As further discussed below, the board believes that, particularly in the context of a regulated industry, the Company generally benefits from retaining existing, long-term directors in office because of the knowledge of the industry and the Company that they can gain over the course of time. Thus, the Nominating and Governance Committee generally nominates incumbent directors for re-election to the board as long as those directors have performed, and are expected to continue to perform, in a satisfactorily manner and the board maintains an acceptable overall balance of skills and experience. On the basis of their prior professional experience, their years of experience on the Company's board and their strong contributions as long-time directors, the Nominating and Governance Committee nominated Messrs. Baumgarten, Boerke and Olson for re-election at the 2014 annual meeting, and nominated Messrs. Crowley Jr., Buestrin, Mielke, Brown, Herr, and Swoboda for re-election at the prior two annual meetings, and that is also why the Nominating and Governance Committee has concluded, as of the date of the filing of this proxy statement, that each individual is qualified to serve on the board.

In addition, Mr. Crowley Jr. was re-nominated to the board in 2012 in part due to the practice of having the Company's chief executive officer serve on the board. Similarly, Mr. Baumgarten is being re-nominated in part because he succeeded Mr. Crowley Jr. as Chief Executive Officer in 2013. Mr. Brown was initially nominated, and was nominated for re-election at the 2013 annual meeting, due to his extensive financial industry and accounting background, including over 36 years of public company auditing experience, focusing on the financial institutions industry, with KPMG LLP and his qualification as an "audit committee financial expert."

Ms. Mauer is being nominated for election as a new director at the 2014 annual meeting due to her considerable business experience. Ms. Mauer was initially suggested for consideration by Mr. Buestrin, one of the independent directors. The Nominating Committee chose to nominate Ms. Mauer because, in addition to her primary employment and extensive business experience, she has significant board experience for both businesses and not-for-profit organizations. Ms Mauer has also served on the State of Wisconsin Economic Development Corporation Board since 2011.

Selection Criteria for Directors

The selection criteria for membership on Bank Mutual Corporation's board of directors, which were confirmed by the board in connection with the formation of the Nominating and Governance Committee and have been periodically reviewed thereafter, include: strength of character and judgment; honesty and integrity; a diversity of skill, education and experience with businesses and other organizations; interplay of the candidates' experience with the experience of other board members; and the extent to which the candidate would be a desirable addition to the board or its committees. Nominees must have a background that demonstrates an understanding of business and financial affairs, and should have a proven record of competence and accomplishments through leadership in industry, education, the professions or government. The Nominating and Governance Committee Charter identifies the following core areas that should be represented on the board: accounting and finance; business judgment; management; crisis response; industry knowledge; leadership; and strategic vision. A first-time nominee should be highly respected and active in his or her profession. A nominee must be a Company shareholder, and the willingness to hold a significant position in Company stock will be considered. A nominee must be capable and able to work well with other directors and management and be able to spend the time needed to function effectively as a director. To help assure that the director has the necessary time to effectively function as a director, the Nominating and Governance Committee Charter prohibits a director from serving on more than three boards of publicly-held companies in addition to the Company. The nominee must have a genuine interest in representing the interests of the Company and the shareholders overall, not any particular interest group. The nominee should not have conflicts of interest that would interfere with that person's duty of loyalty.

When considering directors for re-nomination, in addition to the above criteria, the Nominating and Governance Committee also heavily weights the existing director's record of service on the board by assessing and reviewing such director's contributions to the board and the Company. Assuming satisfactory performance, an existing director will generally be re-nominated absent specific need by the Company to change the mix of directors. Significant job or employment changes are also considered in determining whether to re-nominate an existing director. Further, the Nominating and Governance Committee Charter provides that if a director experiences a change in employment (other than a promotion or retirement), he or she must submit a resignation letter to the board; the board will decide to accept the resignation or not based on its determination of whether the change will adversely affect the board or the Company. The Company has not paid any third party fee to assist in the process of identifying or evaluating director nominees.

While the board does not have a separate formal diversity policy, it is the Company's and the board's policy to identify qualified potential candidates without regard to any candidate's race, color, disability, gender, national origin, religion or creed, and the Company seeks to ensure the fair representation of shareholder interests on the board through the criteria set forth above. The board believes that the use of the Nominating and Governance Committee's general criteria, along with non-discriminatory policies, will best result in a board that shows diversity in many respects. The board believes that it currently maintains that diversity.

Board Meetings and Committees

The Bank Mutual Corporation board of directors met five times during 2013. Messrs. Boerke, Brown, Buestrin, Herr, Lopina, Mielke, Olson and Swoboda are considered "independent" under The Nasdaq Stock Market rules; all members of the Audit, Compensation and Nominating and Governance Committees are "independent." If elected, Ms. Mauer would also be considered "independent" under such standards. As part of the board meetings, independent directors regularly met without management or non-independent directors present. Mr. Mielke informally chairs those executive sessions. Each director attended at least 75% of the total of the number of meetings of the board and the number of meetings of all committees of the board on which such director served during the year.

When making its determinations regarding director independence, the board of directors considers The Nasdaq Stock Market rules and also reviews other transactions and relationships involving the Company, which are described, or of the types described, in "Certain Transactions and Relationships with the Company." The board has not considered ordinary course of business banking transactions with the Bank, such as a banking relationship with a trust for Mr. Buestrin's daughter, to be an impediment to independence, so long as the transactions meet the standards described in "Certain Transactions and Relationships with the Company."

Board Leadership Structure. Historically, the Company has combined the positions of Chairman and Chief Executive Officer because it believed that, based on the highly-regulated nature of the financial institutions industry and the increased frequency of interactions with the regulators in recent periods, it was important that the Chairman be very familiar with the industry and the Company's operations.

As of July 1, 2013, Mr. Crowley Jr. retired as Chief Executive Officer of the Company and the Bank; however, as previously announced, he remains part of the board of directors as non-executive Chairman. Since Mr. Crowley Jr. has remained as a director, the board determined that he should remain as non-executive chairman because he will continue to use the skills and knowledge he obtained as Chief Executive Officer for the Company's benefit. Having a current or former executive officer such as Mr. Crowley Jr. serve as chairman allows him to use his substantial experience and information gained from those roles to effectively lead the Company and keep the non-management board members apprised of recent developments regarding the day-to-day operations of the Company and the industry.

From time to time, the Company re-evaluates whether to combine or separate the Chairman and Chief Executive Officer positions. One occasion for doing so was Mr. Crowley Jr.'s decision to retire as Chief Executive Officer. Given Mr. Crowley Jr.'s long history of leadership within the Company and experience in the financial institutions industry, the Company believed that it was appropriate for Mr. Crowley Jr. to continue to serve as Chairman and, therefore, separated the Chairman and Chief Executive Officer positions following Mr. Crowley Jr.'s retirement. Although Mr. Crowley Jr. is not an "independent" Chairman under Nasdaq and federal securities rules (by virtue of his prior employment with the Company), the board currently believes that having a non-independent Chairman is appropriately counter-balanced by the fact that all but one of the other directors are independent and that the independent directors meet in executive session at each board meeting. While the board has not formally appointed an independent lead director, Mr. Mielke has traditionally served as the independent directors' designee for relaying information from the independent directors of the board to management and effectively has undertaken many of the same responsibilities that an independent lead director would have.

Audit Committee. The Audit Committee is responsible for, among other things, assisting the board in: fulfilling its fiduciary responsibilities as to the Company's accounting policies, reporting practices and controls and the sufficiency of auditing relating thereto; assuring the independence and qualifications of the outside auditors, the integrity of management and the adequacy of disclosures to shareholders; evaluating the performance of the Company's independent registered public accounting firm; and reviewing related party transactions and potential conflict of interest situations.

The Audit Committee met four times in 2013. On behalf of the Audit Committee, Mr. Brown, its chair, also regularly consulted with the independent registered public accounting firm about the Company's periodic public financial disclosures, and participated in eight calls relating to SEC-filed documents and financial disclosures. See also "Report of the Audit Committee" and "Independent Registered Public Accounting Firm" for other information pertaining to the Audit Committee.

The current members of the Audit Committee are Messrs. Brown (Chairman), Buestrin, Mielke and Olson. The board believes that all of the members of the Audit Committee have sufficient experience, knowledge and other personal qualities to be "financially literate" and be active, effective and contributing members of the Audit Committee. In addition, the board has determined that Mr. Brown meets the SEC's definition of "audit committee financial expert." The board's determination was based on Mr. Brown's 36 years of employment and public company auditing experience with KPMG LLP, an international public accounting firm. The board has also determined that Messrs. Buestrin, Mielke and Olson are "financially sophisticated" within The Nasdaq Stock Market rules. Mr. Buestrin was for seven years a member of the board of directors of the Federal Home Loan Bank of Chicago, and served for several years on its audit committee and, at its request, on the boards of several savings institutions. Both Messrs. Buestrin and Mielke have served as executive officers of their companies, and in those positions have regularly had responsibility for their companies' financial affairs as well as financial matters for projects undertaken by their companies. Mr. Olson has served as an executive officer of a manufacturing company, and for many years was the chief operating officer of one of its divisions. As such, Mr. Olson had primary responsibility for financial performance and reporting of that division.

Compensation Committee. The current members of the Compensation Committee are Messrs. Mielke (Chairman), Boerke, Lopina and Olson. The Compensation Committee held nine regular meetings during 2013. The Compensation Committee reviews, and either establishes or recommends to the board: compensation policies and plans; salaries, bonuses and benefits for all officers; salary and benefit levels for employees; determinations with respect to stock options and restricted stock awards; and other personnel policies and procedures. In addition, the Compensation Committee met informally numerous additional times with respect to changes in the Company's

401(k) and pension plans. See also "Compensation Discussion and Analysis" for other information pertaining to the Compensation Committee, including information about the Compensation Committee's policies and procedures. Upon expiration of his term as a director at the 2014 annual meeting, Mr. Lopina will also resign from his service on the Compensation Committee.

Compensation Committee Interlocks and Insider Participation. None of the members of the Compensation Committee served as an officer or employee of the Company, the Bank or a Bank subsidiary, nor did any of them have any other reportable interlock. For a description of the Company's policies with respect to loans to and other banking transactions with officers, directors and employees, see "Certain Transactions and Relationships with the Company."

Nominating and Governance Committee. The current members of the Nominating and Governance Committee are Messrs. Mielke (Chairman), Buestrin, Herr and Swoboda. The Nominating and Governance Committee held one meeting in 2013. The Nominating and Governance Committee considers nominees for director positions and also evaluates and oversees other corporate governance and related issues. The Nominating and Governance Committee will identify nominees based upon suggestions by outside directors, management members and/or shareholders and evaluate them in accordance with its established criteria. See "Director Attributes" and "Selection Criteria for Directors" above.

The Nominating and Governance Committee will consider proposed nominees whose names are submitted to it by shareholders, and it would evaluate proposed nominees from shareholders the same regardless of who has made the proposal. If a shareholder wishes to suggest a name for the Nominating and Governance Committee to consider for a director position, the name of that nominee and related personal information should be forwarded to the Nominating and Governance Committee, in care of the corporate secretary, at least five months before the next annual meeting to assure time for meaningful consideration by the Nominating and Governance Committee or should be submitted to the corporate secretary in accordance with the procedures set forth in the Company's bylaws. The Nominating and Governance Committee believes that such this process for considering shareholder nominations is adequate given the lack of suggestions received from shareholders in the past. The Nominating and Governance Committee reviews periodically whether additional policies should be adopted. See also "Shareholder Proposals and Notices" for bylaw requirements for nominations. The Company has not received any proposed nominees who have been suggested by eligible 5%-or-greater security holders contemplated by relevant SEC disclosure requirements, or rejected any such nominees.

Executive Committee. The current members of the Executive Committee are Messrs. Crowley Jr. (Chairman), Buestrin, Mielke and Swoboda. The Executive Committee did not meet in 2013. The Executive Committee may act on most matters on behalf of the entire board when action is necessary or appropriate on short notice between board meetings.

Committee Charters. The board of directors has adopted charters for the Audit, Compensation and Nominating and Governance Committees. The Company will continue to respond to and comply with SEC and The Nasdaq Stock Market proposals relating to board committees as they are finalized, adopted and become effective. The Company posts copies of the charters for its Audit, Compensation and Nominating and Governance Committees (including director selection criteria) and other corporate governance documents on its website, at www.bankmutualcorp.com, under the link "Corporate Governance." If any of those documents are changed, or related documents adopted, those changes and new documents will be posted on the Company's corporate website at the internet address above.

Other Board and Corporate Governance Matters

Communications between Shareholders and the Board. Any shareholder communication that is sent to the board in care of the chief executive officer, the corporate secretary or another corporate officer is forwarded to the board, unless the communication relates specifically to a customer inquiry or complaint for which shareholder status is not relevant. The chief executive officer and the corporate secretary have been given the authority to conduct that screening process and make that determination. The procedure has been unanimously approved by the board, and was specifically approved by its independent members. Unless and until any other more specific procedures are developed and posted on the Company's website, any communications to the board of directors should be sent to it in care of the chief executive officer or the corporate secretary.

Director Attendance at Annual Shareholders' Meeting. Bank Mutual Corporation expects all of its directors to attend the annual meeting of shareholders. A board meeting is also held immediately after the annual shareholders' meeting to facilitate directors' attendance at both. All directors attended the 2013 annual meeting of shareholders.

Code of Ethics and Code of Conduct. As a long-standing part of the Company's and the Bank's corporate governance practices, the Bank has had for many years a code of ethics and a code of conduct. Bank Mutual Corporation has built on these codes to reflect current circumstances and SEC and Nasdaq definitions for such codes, and currently has a vision statement, a code of ethics and a code of conduct for itself, the Bank and other subsidiaries. Among other things, the code of ethics and code of conduct include provisions regarding honest and ethical conduct, conflicts of interest, full and fair disclosure, compliance with law, and reporting of and sanctions for violations. The codes apply to all directors, officers and employees of Bank Mutual Corporation and subsidiaries. The Company has posted copies of its vision statement, code of ethics and code of conduct on its corporate website, at www.bankmutualcorp.com, under the link "Corporate Governance." If further matters are documented, or if those documents (including the code of ethics and the code of conduct) are changed, waivers from the code of ethics or the code of conduct are granted, or new procedures are adopted, those new documents, changes and/or waivers will be posted on the corporate website at the internet address above.

Board Role in Risk Oversight. The board believes that long-term, sustainable value creation and preservation is attainable through the prudent assumption and management of both risks and potential rewards, and the Company's board as a whole takes a leading role in overseeing the Company's overall risk tolerances. Eight of the ten members currently serving on the Company's board also comprise the Bank's board and, therefore, are aware of and can report to the entire Company board regarding the Bank's risk-related policies, and help implement oversight by the Company's board. The financial institutions industry is highly-regulated; the board of the Bank maintains and considers compliance with various extensive formal policies that are reviewed and approved annually to ensure that the Bank and its policies comply with those regulations. The policies include, among other matters, those related to interest rate risk, business continuity risk, lending and underwriting, regulatory compliance, environmental risks, insider trading, codes of ethics and conduct, internal controls, information security and information technology risk management.

In addition, the Compensation Committee of the Company's board of directors also considers risk when making compensation determinations so as not to encourage excessive risk-taking. See "Risk Management and Compensation" below.

DIRECTORS' COMPENSATION

Meeting Fees

The Company. In 2013, Bank Mutual Corporation's directors who are not officers received a $14,000 annual retainer for serving as a member of the board of directors. Each director also received a fee of $1,600 per board meeting attended, the Chairman of the Audit Committee received $1,000 for each Audit Committee meeting and each other non-officer director received $600 for each meeting attended of a committee of which the director is a member. For purposes of determining fees, meetings include conference calls in which committee chairs and/or other representatives participate to review Company disclosures and filings. For 2014, the annual retainer for serving as a member of the board of directors has been increased to $16,000; board and committee meeting fees remain the same for 2014. Some directors of the Company also serve as a director of the Bank; compensation for service on the Bank's board of directors is described below. As a consequence of his retirement as an officer and an employee of the Company as of June 30, 2013, Mr. Crowley Jr. became eligible to receive this compensation as a director after that date.

The Bank. The Bank does not pay a retainer fee to its directors. In 2013, each director received a $1,400 fee for each board meeting attended and each non-officer director received a $1,500 fee for attending an executive committee meeting. For 2014, the board meeting fee was increased to $1,600 for each board meeting attended; the non-officer director fee for attending an executive committee meeting remains $1,500 for each such meeting attended.

Messrs. Baumgarten, Boerke, Brown, Buestrin, Crowley Jr., Herr, Mielke and Olson were directors of the Bank in 2013. Messrs. Baumgarten, Boerke, Buestrin, Crowley Jr. and Olson were members of the Bank's executive committee in 2013. Each individual who served as a director of the Bank or as a member of its executive committee in 2013 is expected to continue as such in 2014.

Stock Incentive Plans

Bank Mutual Corporation directors were previously eligible to participate in the Company's 2004 Stock Incentive Plan ("2004 Stock Plan"). The options and restricted stock grants vest 20% per year, becoming fully vested after five years, subject to accelerated vesting in the event of a change in control of the Company, death or disability. Other than grants to Messrs. Boerke and Brown in 2008 when they joined the Company's board, no options or awards of restricted stock were granted to non-employee directors under either plan from 2005 through 2010. However, to recognize the additional responsibilities placed on directors as a consequence of recent legislation, the more stringent regulatory climate and the challenges in the weak economy, the Compensation Committee began to grant options annually in January, 2011. Consistent with this practice, the Compensation Committee granted options to purchase 11,000 shares to each non-officer director on January 22, 2013. Such options were granted at $4.82 per share, the average of the high and low trading prices on that date, and vest over a five-year period. Similarly, the Compensation Committee granted options to purchase 7,500 shares to each non-officer director on January 21, 2014, excluding Mr. Crowley, who was granted options to purchase 10,000 shares in recognition of his role as Chairman. Such options were granted at $7.17 per share, the average of the opening and closing trading prices on that date, and vest over a five-year period. The Compensation Committee also granted 8,000 shares of restricted stock to Mr. Crowley Jr. in recognition of his role as Chairman.

The 2004 Stock Plan expired in February, 2014, and no more awards can be granted under it. Therefore, after careful consideration, the Committee has prepared a new equity incentive plan and is now seeking shareholder approval of the plan. See "Approval of the Bank Mutual Corporation 2014 Incentive Compensation Plan" herein for the details of a proposed successor plan in which the directors may participate.

Deferred Plans for Directors

The Company maintains a deferred retirement plan for its non-officer directors (other than Messrs. Lopina, Olson and Swoboda who are covered by the First Northern plan described below). Effective January 1, 2014, Non-officer directors who have provided at least five years of service will be paid $1,333 per month for 10 years (or, if less, the number of years of service on the board) after their retirement from the Bank board or age 65, whichever is later (this amount was $1,167 per month through December 31, 2013). As of December 31, 2013, all of the existing eligible non-officer directors' benefits have vested. In the event a director dies prior to completion of these payments, payments will go to the director's heirs. The Company has funded these arrangements through "rabbi trust" arrangements and, based on actuarial analyses, believes these obligations are adequately funded. The plan may be amended by the Company's board of directors, although a plan amendment generally may not impair the rights of persons who are receiving benefits under the plan.

A similar deferred retirement plan of First Northern established prior to its acquisition by the Company in 2000 terminated upon First Northern's merger into the Bank in 2003. Messrs. Lopina, Olson and Swoboda have vested benefits under that plan, but do not accrue further benefits. That plan provides for monthly payments of $1,000 for 180 months after the end of First Northern board service or until the director's death, if earlier. Payments under that plan to Messrs. Lopina, Olson and Swoboda began in 2003 as a consequence of the merger of First Northern into the Bank and are continuing.

Other

See "Executive Compensation" for compensation paid to, and other compensatory agreements with, Messrs. Crowley Jr. and Baumgarten during 2013 as executive officers and employees of Bank Mutual Corporation and the Bank. See also "Certain Transactions and Relationships with the Company" for information on amounts paid to Michael T. Crowley Sr., a former director and the father of Mr. Crowley Jr.

Directors' Compensation Table

Set forth below is a summary of the compensation paid to each person who served as non-officer director in fiscal 2013:

Directors' Compensation Table
2013

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)	Option Awards ($) (2)	All Other Compensation ($) (3)	Total ($)
Mr. Boerke	77,200	0	14,355	14,000	105,555
Mr. Brown	47,600	0	14,355	14,000	75,955
Mr. Buestrin	74,800	0	14,355	0	89,155
Mr. Crowley Jr.	36,600	0	0	0	36,600
Mr. Herr	39,400	0	14,355	0	53,755
Mr. Lopina	27,400	0	14,355	12,000	53,755
Mr. Mielke	47,500	0	14,355	0	61,855
Mr. Olson	76,700	0	14,355	12,000	103,055
Mr. Swoboda	22,600	0	14,355	12,000	48,955

(1) Includes annual retainer, meeting, committee and chairmanship fees for services on the board of the Company and, when applicable, the Bank. For director fees paid to Mr. Crowley Jr. prior to his retirement and to Mr. Baumgarten, see the "Summary Compensation Table" below.

(2) As discussed above, on January 22, 2013, each non-officer director received options to purchase 11,000 shares of Company common stock. Such options were granted at $4.82 per share, the average of high and low trading prices on that date, and vest over a five-year period. The amounts shown reflect the grant date fair value computed in accordance with ASC 718 for grants and awards under the 2004 Stock Plan. ASC 718 requires the Company to recognize compensation expense for stock options and other stock-related awards granted to employees and directors based on the estimated fair value under ASC 718 of the equity instrument at the time of grant. The assumptions used to determine the valuation of the awards are discussed in Note 11 to the consolidated financial statements. See the following table for information regarding all outstanding awards to non-officer directors.

The ultimate value of the options will depend on the future market price of Company common stock, which the Company cannot forecast. The actual value, if any, that an optionee would realize upon exercise of an option depends on the market value of Company common stock as compared to the exercise price when the option is exercised.

(3) Represents, in the case of Messrs. Lopina, Olson and Swoboda, payments under the First Northern directors' deferred retirement plan. In the case of Messrs. Boerke and Brown, it represents benefits accrued during the fiscal year under the Company's deferred retirement plan for directors, based on one additional year of service. The deferred compensation payments for the non-officer directors have fully vested as of December 31, 2013. No further benefits are being accrued nor do any earnings accrue thereon.

* * *

Each non-officer director who served as a director in 2013 had the following equity awards outstanding as of the end of fiscal 2013. For information regarding options and restricted stock held by Mr. Baumgarten, see the "Outstanding Equity Awards at Fiscal Year-End" table below.

	Option Awards	Stock Awards
Name	**Number of Securities Underlying Unexercised Options (#) (1) (2)**	**Number of Shares of Stock That Have Not Vested (#) (2)**
Mr. Boerke	57,000	0
Mr. Brown	57,000	0
Mr. Buestrin	121,000	0
Mr. Crowley Jr.	747,000	0
Mr. Herr	121,000	0
Mr. Lopina	112,000	0
Mr. Mielke	121,000	0
Mr. Olson	121,000	0
Mr. Swoboda	121,000	0

(1) The options generally expire upon on the earlier of (i) 10 years from the date of grant or (ii) termination of service as a director, except that directors and executive officers have: (x) one year after death or termination due to disability to exercise options, whether or not exercisable at the time of such death or termination, or (y) one year upon a termination other than for cause to exercise options that were exercisable at the time of such termination.

(2) Options vest 20% per year in each of the five years after the grant date, or earlier in the event of a change in control of the Company, death or disability. The following option shares had vested as of December 31, 2013: Messrs. Brown and Boerke – 25,000 each; Messrs. Buestrin, Herr, Mielke, Olson and Swoboda – 89,000 each; and Mr. Lopina – 80,000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the federal securities laws, the Company's directors, executive officers and any person holding more than 10% of Company common stock are required to report their initial ownership of the common stock and any change in that ownership to the Securities and Exchange Commission ("SEC"). Specific due dates for these reports have been established and the Company is required to disclose in this proxy statement any failure to file such reports by these dates during the last year.

The Company believes that all of these filing requirements, except one, were satisfied on a timely basis for the year ended December 31, 2013. In making these disclosures, the Company has relied solely on written representations of its directors and executive officers and copies of the reports that they have filed with the SEC. Based on information in his Form 4 filed February 5, 2014, Mr. Mielke filed on an untimely basis with respect to one sale of shares of the Company's common stock by a trust for the benefit of Mr. Mielke's mother-in-law, for which Mr. Mielke's wife served as trustee.

EXECUTIVE OFFICERS

The following table lists the executive officers of the Company and the Bank as of March 3, 2014.

Name and Age	Offices and Positions with the Company and the Bank (1)	Executive Officer Since
David A. Baumgarten, 63	Chief Executive Officer of the Company and the Bank since 2013 and President of each since 2010; previously, Executive Vice President – Regional Banking of Associated Banc-Corp	2010
Michael W. Dosland, 54	Senior Vice President and Chief Financial Officer of the Company and the Bank since 2008; former President and Chief Executive Officer of Vantus Bank and First Federal Bankshares from 2006 to August 2008; Lieutenant Colonel and Infantry Battalion Commander, United States Army, Iraq Theater of Operations prior thereto (2)	2008
P. Terry Anderegg, 63	Senior Vice President – Retail Banking of the Bank	1993 (3)
James P. Carter, 56	Vice President and Secretary of the Company since 2009; Vice President Corporate Counsel of the Bank since 1991	2009
Gregory A. Larson, 59	Senior Vice President – Director of Commercial Banking of the Bank since 2010; previously, Senior Vice President/Group Manager – Commercial Banking of Associated Bank, N.A.	2011
Patrick W. Lawton, 51	Senior Vice President—Investment Real Estate of the Bank since 2013; formerly Senior Vice President—Real Estate of BMO Harris Bank (M&I).	2014
Christopher L. Mayne, 49	Senior Vice President – Chief Credit Officer of the Bank since 2011; previously, Senior Vice President – Senior Credit Officer for Middle Market Lending of Associated Bank, N.A.	2011
Daniel J. Mekemson, 69	Senior Vice President—Residential Lending of the Bank since 2013; previously President of Mekemson Consulting Services.	2014
Terri M. Pfarr, 53	Senior Vice President—Human Resources of the Bank since 2014, and its Vice President—Human Resources since 2013; formerly Director of Human Resources for ACC Holding, Inc.	2014
Richard L. Schroeder, 56	Vice President – Controller and Principal Accounting Officer of the Company since 2009, Vice President – Controller of the Bank since 2008; formerly Vice President – Finance of Guaranty Bank from 1995 to 2008	2009

(1) Excluding directorships and excluding positions with Bank subsidiaries. Those positions do not constitute a substantial part of the officers' duties. Includes other positions held in the past five years, if the individuals have not held their current positions for that entire period.

(2) In September 2009, Vantus Bank was closed by the Office of Thrift Supervision, and the Federal Deposit Insurance Corporation ("FDIC") was appointed as Vantus' receiver. Those events occurred more than one year after Mr. Dosland left his positions with Vantus Bank. In May 2013, the FDIC brought suit against the directors and executive officers of Vantus Bank, including Mr. Dosland, alleging negligence and breaches of duty in connection with certain actions taken while at Vantus Bank; Mr. Dosland and the other defendants are vigorously defending against these allegations, which remain unproven.

(3) This position has been considered to be an executive officer position of the Company since 2003.

COMPENSATION DISCUSSION AND ANALYSIS

Summary. The board's Compensation Committee (for purposes of this Compensation Discussion and Analysis, the "Compensation Committee" or the "Committee") makes decisions relating to Company compensation consistent with an intent to use compensation to attract and retain talented and highly-experienced personnel and to provide incentives for such personnel to maximize corporate performance. The major elements of compensation that the Committee uses to achieve these goals are driven by competitive market pressures and include:

- fixed salaries, which are intended to provide the Company's executive officers with a predictable stream of income for their living expenses, in an amount commensurate with their duties and responsibilities and which is competitive with peer companies;
- possible annual cash incentive bonuses, which tie potential additional cash compensation to specified objective Company financial goals and specific individual performance goals;
- stock-based compensation, which is intended to further align the interests of executive officers and shareholders and incent executive officers by providing economic rewards tied to increases in shareholder value; and
- longer-term compensation, including retirement benefits and protections in the event of a change in control, which are intended to retain executives and reward long-term service to the Company and provide a degree of security to executive officers to assist their focus on corporate goals.

In addressing these elements, the Company is aware that there is a high degree of competition for the services of talented employees, particularly those with significant experience in the financial institutions industry. The Committee particularly focuses on obtaining and retaining the services of highly-experienced personnel, especially those with a long-term commitment to the Company.

Committee Composition. The Bank Mutual Corporation board of directors has established a Compensation Committee to determine salaries of executive officers and make other compensation and benefit plan decisions. The Committee made compensation determinations for 2013, and expects to continue in that role going forward, including for 2014. All members of the Committee are independent directors.

Compensation Philosophy. In determining compensation, the Committee has recognized that the Company must provide its executive officers and key employees a market-competitive compensation package in order to attract and retain talented and highly-experienced personnel. The Committee has sought to offer compensation which it believes is in line with compensation paid by other similarly situated institutions, including banks, savings banks and savings associations, so as to be neither unduly generous nor lagging behind other institutions. In making its decisions, the Committee has also noted that, as a mutual institution, the Bank previously could not provide stock-based incentive compensation, as could publicly-held institutions, and noted the effect on prior compensation. In particular, and in part because of the years as a mutual institution, the Committee has sought to especially recognize and reward service to the Company over an extended period of time; the Committee believes that the Company greatly benefits from such continuity of experience.

The Committee has the ultimate authority within the Company to make fundamental decisions as to the types of compensation plans offered by the Company to its executive officers, as well as to determine compensation levels under those plans. From time to time, the Committee uses outside consultants or advisors to assist it in analyzing the Company's compensation programs and determining appropriate levels of compensation and benefits. The Committee has full discretion as to whether to use compensation consultants or other third party services, as well as the identity and compensation of such persons or entities.

In making its determinations (including for fiscal 2013 and 2014), the Committee has utilized compensation summaries involving comparably-sized Midwestern financial institutions. While the Committee reviews these studies and uses them as a resource, it does not formally or numerically benchmark Company compensation as compared to other companies or aim for any particular compensation level compared to those other companies. In 2012, these studies were prepared for the Committee by RP Financial, LC. ("RP Financial"), which also advises the Company and its management on certain other financial matters. Since the analyses by RP Financial have generally involved objective criteria and summarization, the Committee believes that RP Financial is sufficiently independent to make an appropriate review and that its relationship with RP Financial has not given rise to any conflict of interest, even though the Company utilizes RP Financial's services for other purposes. RP Financial does not make recommendations to the Committee or management or otherwise act as a "compensation consultant."

From time to time, the Company may also use other third-party compiled compensation information to assist in making compensation decisions. For example, in 2012, the Committee utilized the services of Milliman Inc. ("Milliman"), a provider of actuary services to the Company, to perform calculations to help with analyzing various potential changes to the Company's pension plan. Prior to engaging Milliman to perform these calculations, the Committee considered the relevant factors set forth in the final SEC and proposed Nasdaq rules and determined that Milliman is sufficiently independent to appropriately advise the Committee on such matters and that its relationship with Milliman does not give rise to any conflict of interest. In addition, Fidelity Workplace Service, LLC, was a consultant to the Company and the board as a whole with respect to changes in the pension and 401(k).

As a federally-regulated savings bank holding company, the Company is subject to various laws and regulations that govern the compensatory plans, programs, agreements and arrangements established by the Company and the Bank. The Committee therefore establishes compensation in a manner intended to conform with those laws and regulations. In addition, compensation decisions, like all others, must be made with the safety and soundness of the regulated institutions in mind. See also "Risk Management and Compensation" below.

The Committee also considers the results of advisory "say-on-pay" shareholder votes when making compensation decisions. The Company holds such votes annually, and the Company's shareholders have voted to approve the compensation of the Company's executive officers at each previous annual meeting for which there was such an advisory vote.

In addition, upon request, other personnel of the Company (including from time to time executive officers) compile and summarize additional information and prepare tally sheets for the Committee. For 2013, Messrs. Crowley Jr. and Dosland provided these services. In addition, Messrs. Crowley Jr. and Baumgarten participated in discussions of, and made recommendations regarding, other executive officers' compensation for 2013, but not in discussions of their own. Mr. Baumgarten similarly participated for other executive officers' compensation for 2014.

Elements of Compensation. The Company, with the review of the Committee, offers various types of compensation for its executive officers and, in most cases, other employees in order to achieve and balance various corporate goals and remain competitive with other financial institutions. The Company's corporate compensation goals include attracting and retaining highly-qualified employees, motivating those employees to achieve improved corporate results without encouraging unnecessary risk taking, and connecting employees' interests with shareholders' interests in order to induce long-term commitment to the Company through the provision of financial security in retirement and, in the case of executive officers, in the event of a change in control of the Company.

Salary. The Company provides a significant portion of compensation through a fixed salary. The Committee believes that providing competitive base salary levels is important in attracting and retaining talent, as salary levels are often the initial point of consideration in a compensation package. The Committee also believes salary is important to provide officers with a steady and predictable source of income for them and for their families' basic living needs. Salaries are intended to be commensurate with their duties and responsibilities and market competitiveness.

Cash Bonus/Incentives. The Committee considers it important to offer financial incentives to achieve corporate performance goals that are measured by specific financial metrics. Therefore, the Company provides annual cash incentives through its Management Incentive Compensation Plan (the "Management Incentive Plan"). Under the Management Incentive Plan, the Committee establishes Company financial performance criteria upon which cash incentives depend. The Committee believes it is important to align performance criteria with specific incentives to promote achievement of corporate financial goals. These goals are particularly targeted to the

Company's goals and results, and do not depend upon stock market performance, which can be heavily influenced by factors outside of the Company's control and its own financial performance. The Committee believes that this creates further incentive for employees to achieve corporate goals and aims to establish goals that are reasonably achievable but do not encourage unnecessary risk taking.

Individual goals are also set for the executive officers (other than the President and CEO, whose bonus solely depends on corporate performance) and employees, and a portion of their bonuses depend upon the achievement of these goals. The Committee believes that it is important to particularize some portion of the bonuses for these individuals to incent personal performance. However, in the case of executive officers, to recognize the importance of the Company-wide goals, these plan bonuses may be earned only if the Company also meets its corporate financial performance thresholds.

In addition, the Committee may from time to time award discretionary bonuses based on various factors and achievements, including for example, the successful completion of a specific project, achievement of meaningful business development or increased profitability, responding to adverse economic conditions, promotion to a new position or increased responsibilities and case-by-case increases driven by competitive pressures and market conditions.

Stock-Based Plans. Historically, the Company and the Committee have provided incentives that link executive officers' compensation to the returns experienced by Company shareholders. To accomplish that, the Committee has maintained a stock incentive plan (and, in prior years, utilized an employee stock ownership plan) to provide awards of Company common stock. Restricted stock grants issued under an equity incentive plan are intended to provide an additional equity stake in the Company with the goal of helping grantees further identify with other shareholders of the Company. The Company has previously granted stock options and made management recognition awards of shares of restricted stock under its 2004 Stock Incentive Plan ("2004 Stock Plan"). Both options and restricted stock have vested over five-year periods, in order to incent long-term employment with the Company and to comply with regulations in place when the 2004 Stock Plan was adopted; these regulatory limitations would not apply to the 2014 Incentive Plan (defined below), which is drafted to permit the Committee greater flexibility to respond to the Company's needs and establish conditions when the awards are made.

The 2004 Stock Plan expired in February, 2014, but the Committee believes these incentives are important and wishes to continue them. Therefore, the Company has prepared, and is seeking shareholder approval of, a 2014 Incentive Compensation Plan ("2014 Incentive Plan"), discussed below. Stock options, which are awarded at the average market value (average of the high and low trading prices) on the date of grant, are intended to reward option holders in the event of increases in market price of that stock over time.

The 2004 Stock Plan, and a similar predecessor plan, were established in connection with the Company's conversion from a mutual institution to a fully shareholder-owned institution. The Company's and the Bank's primary regulator at the time of the conversion had regulations that significantly controlled the types and provisions of plans that could be adopted shortly after conversion. Because the 2004 Stock Plan and its predecessor plan were adopted during those periods, they were limited by those regulations. In light of these regulations and in recognition of the fact that periods of conversion from a mutual form of organization create insecurity for management and other employees, the Committee did not believe it was appropriate to impose further limitations upon the stock plans. Therefore, for example, the Company chose to implement plans that provide for time vesting (rather than performance vesting) for the awards. In addition, through 2010, the Company historically made relatively large option grants only after the two conversion transactions and in connection with new hires, rather than making annual grants, because it believed that this practice would recognize the past service of key employees, best recognize long-term service to the Company and attract key employees to join, and incent them to remain with, the Company.

As a result of its regular reviews and other relevant factors, in January 2011, the Committee began the practice of annually granting certain officers and key employees options or restricted stock. The Committee also considers and makes additional grants in connection with new hiring and significant promotions.

Given the Company's improved financial performance in 2012 and in order to further align the interests of certain key employees with the interests of the Company's shareholders, on January 22, 2013, the Committee granted certain officers and key employees an aggregate of options to purchase 214,000 shares of common stock and awarded an aggregate of 93,600 shares of restricted stock to them, including 12,000 option shares and 13,100 shares of restricted stock to Mr. Crowley Jr., 24,000 option shares and 20,500 shares of restricted stock to Mr. Baumgarten and 12,000 option shares and 10,000 shares of restricted stock to each of Messrs. Dosland, Anderegg, Larson and Mayne. Such options were granted at $4.82 per share, the average of the opening and closing trading prices on that date, and vest over a five-year period. Similarly, on January 21, 2014, the Committee granted certain officers and key employees an aggregate of options to purchase 158,500 shares of common stock and awarded an aggregate of 95,000 shares of restricted stock to them, including 20,000 option shares and 20,000 shares of restricted stock to Mr. Baumgarten and 10,000 option shares and 8,400 shares of restricted stock to each of Messrs. Dosland, Anderegg, Larson and Mayne. Such options were granted at $7.17 per share, the average of the opening and closing low trading prices on that date, and vest over a five-year period.

The Committee will consider in the future whether to continue annual grants, to revert to prior practices or to adopt a different approach. The Committee will also consider whether performance criteria beyond time vesting should be considered in connection with certain awards. As previously disclosed, however, the 2004 Stock Plan expired in February, 2014, and no more awards can be granted under it. Therefore, after careful consideration, the Committee has prepared a new equity incentive plan and is now seeking shareholder approval of the plan. See "Approval of the 2014 Incentive Compensation Plan."

In addition, at the time of the 2000 initial conversion transaction, the Company established an Employee Stock Ownership Plan ("ESOP") to provide further equity ownership of the Company generally throughout the Company's employee base. The ESOP was intended to increase the depth of share ownership among employees and to align employees' interests with those of the shareholders. After giving effect to 2010 service, all of the shares available under the ESOP had been allocated to participants' accounts and no unallocated shares remain. The ESOP was merged into the Company's 401(k) Plan (defined below) on December 31, 2013.

Retirement and Post-Employment Compensation. The Company maintains the Bank Mutual Corporation Pension Plan (the "Pension Plan"), a defined benefit plan, and the Company's 401(k) Retirement Plan (the "401(k) Plan"), a defined contribution plan that also allows voluntary employee contributions. In connection with these plans, the Company also maintains a supplemental retirement plan (the "Supplemental Plan"), in which Mr. Baumgarten participates and Mr. Crowley Jr. participated before his retirement (and under which he currently draws benefits). The Company has also adopted a Benefit Restoration Plan (the "Restoration Plan") relating to the 401(k) Plan in order to provide the equivalent of full participation by any Company employee whose compensation is above Internal Revenue Code (the "Code") limitations. The Company believes that maintaining the Restoration Plan is appropriate so that the persons covered by the Restoration Plan can receive benefits similar to other Company employees, so as not to dis-incent the highest-paid personnel.

The Company and its predecessors have maintained the Pension Plan for over 45 years. Under the Pension Plan, which is supplemented by the Supplemental Plan, benefits are determined by a matrix depending upon final average compensation (salary and bonus) and years of credited service to the Company. It is Company policy to evaluate the Pension Plan periodically to help ensure that it is adequately funded and determine whether other changes are necessary. The Committee has historically believed that it is appropriate to offer a defined benefit retirement plan because the Company's employees have, over the course of many years, come to depend upon the Pension Plan as a source of income to provide security in retirement and because the years of service provisions of the Pension Plan incent employees to remain with the Company over time, thus helping to provide the Company with a stable and experienced employee base.

The Company's 401(k) Plan permits supplemental employee contributions, with a minimal Company match. The Committee maintains the 401(k) Plan to provide employees an additional vehicle under which they can further save for retirement. Under the 401(k) Plan, the Company makes matching contributions up to a stated percentage of the participating employee's salary because it believes that this modest incentive assists with employee morale and long-term employee well-being. During 2013, the Company matched participating employees' contributions up to 1% of their salary.

As a result of the rising costs to the Company of maintaining the defined benefit Pension Plan, which were caused in part by the increase in recent years in the actuarial present value of benefits under the Pension Plan (which includes the effects of the low discount rates in recent years used to calculate the present value), in 2012, the

Committee utilized the services of Milliman to perform calculations to help with analyzing various potential changes to the Company's Pension Plan. After reviewing those calculations and considering the increasing costs to the Company, the Committee closed the qualified defined benefit Pension Plan to employees not eligible to participate as of January 1, 2013, as well as any employees hired after that date. In addition, effective for service performed after March 1, 2013, the Committee reduced certain future benefits formerly provided under the Pension Plan and the Supplemental Plan, but did not reduce all future benefits. During the fourth quarter of 2013, Bank Mutual implemented certain changes to its defined benefit pension plan that froze benefits for plan participants that did not meet certain service requirements as of December 31, 2013, which was the effective date of the changes. At the same time, Bank Mutual enhanced the benefits that it offers under its discretionary defined contribution savings plan beginning in 2014 for employees impacted by the changes in the defined benefit pension plan; the 401(k) Plan was amended such that, for employees who are not eligible to participate in the Pension Plan, the Company will match $0.50 for each $1.00 of employee salary deferral up to a maximum of 3% of the employee's base salary plus incentive compensation and the Company match will vest over three one-year periods. The Company match under the 401(k) Plan for employees who are eligible to participate in the Pension Plan would remain the same (i.e., up to 1% of the employee's base salary). The Committee believes that, due to the closing of the Pension Plan to certain employees, it would be appropriate to provide a more generous match to those employees under the 401(k) Plan to remain competitive in the marketplace and make up for some of the lost pension benefit. The Committee will continue to regularly review the Company's retirement benefit programs and will continue to consider changes when and if appropriate.

The Restoration Plan and the Supplemental Plan are intended to provide benefits equivalent to those under the Pension Plan and 401(k) Plan for certain individuals whose benefits otherwise are limited with respect to qualified tax treatment under the Code as a result of income or payment limitations. The Committee has continued to maintain the Restoration Plan and the Supplemental Plan because it has believed that it is not appropriate to provide these individuals with a benefit that is proportionately less than other employees simply due to the Code's limits on covered salary and/or years of service that may be considered in a tax-qualified retirement plan. In essence, these additional plans only retain the same percentage level of benefit that would have applied but for the Code's limits. As with the Company's other retirement benefit programs, the Committee regularly reviews the Restoration Plan and Supplemental Plan and will continue to consider changes when and if appropriate.

Employment Agreements. The Company has employment agreements with Messrs. Baumgarten, Dosland, Anderegg, Larson and Mayne. An employment agreement with Mr. Crowley Jr. expired, other than with respect to certain post-employment provisions, upon his retirement. These agreements include change in control provisions. The Committee believes it is important to have agreements, including change in control provisions, to provide security to the executive officers in view of their long-term dedication to the Company, which the Company, in turn, believes will facilitate those officers' commitment and dedication to the Company, especially in cases where Company interests may diverge from a personal interest. The Committee believes this is particularly important in the case of a potential acquisition. The change in control provisions utilize a "double trigger" before benefits are payable because the Committee did not believe it was appropriate to provide benefits simply upon the change in control if employment is not affected.

Other Benefits. Executive officers qualify for the same group health, life and disability insurance benefits as other full-time salaried employees of the Company. The Committee believes that these insurance benefits are generally important to address market conditions and attract and retain qualified employees. In addition, the Company reimburses officers and other high-level employees for approved memberships in certain civic and industry groups, appropriate attendance at related functions and, in the case of Mr. Baumgarten (and Mr. Crowley Jr. while he was an executive officer), the cost of club memberships used exclusively for appropriate business entertaining. However, because these expenses are reimbursed only if and to the extent they are specifically incurred for business purposes, these are not considered by the Committee to be "perquisites" or personal benefits to these persons. The Committee seeks to minimize any benefits or "perquisites" for executive officers which are not on the same terms and conditions as other salaried employees; however, certain executives receive use of a business automobile and/or a car allowance, which is not on the same terms as other salaried employees due to their significant business travel.

2013 Annual Compensation Determinations. The Committee makes determinations of salary and cash bonus incentives, and decisions relating to awards of stock-based incentives, on an annual basis. The following paragraphs discuss the Committee's determinations for 2013, and include the results under the annual cash incentive plan for 2013.

Base Salary. In determining the base salary of executive officers for 2013, the Committee reviewed, among other things, peer group information gathered by Committee members and management and the historical compensation of the officers and the performance of the Company, as well as RP Financial's studies of peer institutions. The Committee also prepared tally sheets summarizing compensation, awards and vesting over the past several years under the various plans and arrangements under which the officers receive compensation and benefits. In addition, Messrs. Baumgarten and Crowley Jr. provided the Committee with salary recommendations for each executive other than themselves. After reviewing the various materials and considering management's recommendations, the Committee discussed each executive individually and decides his or her base compensation for the upcoming year.

The bonus and incentive plans are heavily performance based, tied to the financial metrics described below, and remained a significant source of potential compensation in 2013. As a result, base salary determinations for 2013 were not directly related to statistical corporate performance. In addition, the Committee noted that stock-based awards were granted in recent years to a number of officers and key employees, including then serving executive officers.

Based upon those factors, the Committee determined that executive officers should receive increases in base salary for 2013, with amounts varying depending upon individual responsibilities and salary levels. The following table contains information showing the percentage increase in base salary that each of the named executive officers received in 2013.

Name	2013 Base Salary ($)	Increase in Base Salary Over 2012 (%)
Mr. Baumgarten	600,000	14.3
Mr. Dosland	220,000	3.8
Mr. Anderegg	220,000	3.8
Mr. Larson	223,000	3.7
Mr. Mayne	217,000	5.9
Mr. Crowley Jr.	696,000	0.0

The salary increases for the named executive officers in 2013 compared to 2012 were 0.0%, 14.3%, 3.8%, 3.8%, 3.7% and 5.9% for Messrs. Crowley Jr., Baumgarten, Dosland, Anderegg, Larson and Mayne, respectively. In 2013, Mr. Crowley Jr. did not accept an increase, in spite of the Committee's satisfaction with his performance as a result of his recognition of the additional duties being assumed by Mr. Baumgarten and Mr. Crowley Jr.'s planned retirement. Mr. Baumgarten's increase for 2013 was at the high end of the range because of his continuing strong performance and his continued growing role with the Company. Subsequent to the Committee's compensation determinations for 2013, Mr. Crowley Jr. announced his intention to retire as Chief Executive Officer effective July 1, 2013. Following his retirement as Chief Executive Officer, Mr. Crowley Jr. remained as non-executive Chairman of the Company and the Bank and currently receives director fees on the same basis as other non-employee directors; in addition, Mr. Baumgarten became Chief Executive Officer of the Company and Bank upon Mr. Crowley Jr.'s retirement, although his compensation was not further increased at that time. The increases for Messrs. Dosland, Anderegg, Larson and Mayne for 2013 reflected their satisfactory personal performance and adjustments necessary to keep their base salaries competitive with other individuals performing similar functions within the geographic and industry market based on the Committee's informal review of available data.

The salary increases for the named executive officers in 2014 compared to 2013 were 16.7, 5.0%, 5.0%, 4.9% and 6.5% for Messrs. Baumgarten, Dosland, Anderegg, Larson and Mayne, respectively. Mr. Baumgarten's increase for 2014 was at the high end of the range because of his continuing strong performance and his assumption of duties as Chief Executive Officer during 2013. The increases for Messrs. Dosland, Anderegg, Larson and Mayne for 2014 reflected their satisfactory personal performance and adjustments necessary to keep their base salaries competitive with other individuals performing similar functions within the geographic and industry market based on the Committee's informal review of available data.

Cash Bonus/Incentives. For fiscal 2013, annual cash bonus payments were determined under the Management Incentive Plan. Under the Management Incentive Plan, a portion of each participant's (other than the CEO's and the President's) incentive opportunities is based on corporate performance and a portion on individual performance. The Management Incentive Plan provides bonus payments depending on whether the Company achieved various threshold, target or maximum levels of performance. The Committee used net income and diluted earnings per share as the performance metrics for 2013, and set the Company's net income target at $8.5 million and the diluted earnings per share target at $0.19. The targets represented the level of achievement for each metric as contained in the Company's budget for 2013. The Compensation Committee believed it was appropriate to set the target level at the budgeted number because the budget represented a satisfactory level of performance for the Company for the year and was a reasonable increase in performance over the prior year results. The Committee also believed that the budgeted numbers were appropriate because they balanced an increase in Company financial performance while still maintaining the Company's ongoing conservative operating principles and not encouraging unnecessary risks, and because it believes that the targets were reasonably achievable given maximum effort.

For 2013, if the targets were met, each of the named executive officers would receive target bonus payments (expressed as a percentage of base salary), which vary from 20% of salary for Messrs. Crowley Jr. and Baumgarten to 18% for other eligible named executive officers. Each eligible individual can earn up to double the target amount if performance reaches maximum levels. The actual amount of the bonus pool for all participants is determined based upon the Company's performance with respect to the financial criteria mentioned above; however, the actual bonus paid to each individual is determined only after also considering individual performance, as discussed below. For 2013, for each percentage point by which the Company missed its targets, the potential bonus pool would have been reduced by 1.5 percentage points. For each percentage point above target, the potential bonus pool would have been increased by 1 percentage point. If Company performance reached at least 80% of the target amounts, participants would be eligible to receive threshold bonuses (which are equal to the target bonus amount minus the 1.5 times percentage point reduction discussed above -- i.e., 70% of target bonus payout). If the Company's performance was below 80% of the performance target, no bonuses would be paid. Net income and diluted earnings per share will be used as metrics for 2014.

The Management Incentive Plan also permits a portion of the bonus to be determined based on individual performance goals. Under the plan in 2013, 50% of the bonus for the eligible named executive officers (excluding Messrs. Crowley Jr. and Baumgarten) was connected to individual performance goals and the other 50% of bonuses was connected to corporate performance. This split is intended to impose significant personal performance accountability on the plan participants. In practice, the Committee determines the amount of the actual bonus pool based on the Company's performance under the chosen metrics and then will determine the actual bonus paid to each individual plan participant after evaluating and factoring in his or her individual performance. Under the plan in 2013, if the Company did not reach at least 80% of its targeted performance goals, no bonuses (neither corporate performance based nor personal performance based) would be paid; however, even in those cases, individuals may have been eligible to earn discretionary bonuses. In the case of Messrs. Crowley Jr. and Baumgarten, their bonuses are determined solely on corporate performance because, as the CEO and the President, respectively, each had responsibility for the Company and its operations as a whole and, as a result, each individual's personal performance can be measured by the Company's performance. Discretionary bonuses can be based on various factors, including for example, the successful completion of a specific project, achievement of meaningful business development or increased profitability, responding to adverse economic conditions, promotion to a new position or increased responsibilities and case-by-case increases driven by competitive pressures and market conditions.

With respect to fiscal 2013 corporate performance, the Company exceeded the targets set for each of the net income and the diluted earnings per share metrics. The Committee evaluated the Company's financial performance for each of these metrics. The Committee determined that the Company's net income for 2013 for purposes of the Management Incentive Program was $10.8 million or 126% of target, which would generate a payout of 126%% of the target payout, and that the diluted earnings per share for purposes of the Management Incentive Program was $0.23 per share or 126% of target, which would generate a payout of 126% of the target payout. Together, under the formula, the corporate financial performance factors of the Management Incentive Plan generated a payout amount of approximately 126% of the target. Because the ultimate payout under the Management Incentive Plan is weighted to include both corporate financial performance (50%) and individual performance (50%) (except for Messrs. Crowley Jr. and Baumgarten, whose incentive opportunities under the plan are based 100% on corporate performance), the Committee, with significant input from Mr. Baumgarten, evaluated the individual performance of Management Incentive Plan participants to determine the ultimate payout to each participant. Based on those reviews, the Committee awarded incentive payments under the Management Incentive Plan to the named executive officers as follows: Mr. Crowley Jr. – $88,200; Mr. Baumgarten – $151,200; Mr. Dosland – $51,000; Mr. Anderegg – $51,000; Mr. Larson – $50,000; and Mr. Mayne – $53,000. These amounts were paid in January 2014. Mr. Crowley Jr.'s amount was pro-rated to recognize that he retired on July 1, 2013.

Stock-Based Incentives. The Committee believes that stock-based compensation can provide an important incentive to executive officers that aligns officers' interests with those of shareholders, since the value of the compensation will depend upon the performance of the stock price. However, in view of the significant awards made in 2001 and 2004 under the 2004 Stock Plan and its predecessor plan, the Committee did not grant any stock options, or award any restricted shares, to persons who were then serving as executive officers from 2005 through 2010, other than in connection with new hires. As mentioned above, in January 2011, the Committee began to make annual broadly-based equity awards to various persons, including certain executive officers. Accordingly, in January 2013 the Committee granted options and restricted shares on a broad basis to various persons, including the executive officers.

Other Benefits. In 2013, Mr. Crowley Jr. received use of a gasoline credit card and a business automobile during the period in which he was employed, and Mr. Baumgarten received use of a gasoline credit card and monthly automobile allowance, which benefits were not on the same terms as other salaried employees. The value of these benefits were $1,409 and $8,677, for Mr. Crowley Jr. and Mr. Baumgarten, respectively.

Chief Executive Officer Compensation. In addition to the factors discussed above, when determining the salary of the CEO, the Committee continued a transition, which began in 2002, to more incentive-based compensation because the Committee continues to believe that that type of compensation provides well-targeted incentives and encourages employees to strive to achieve corporate goals. Typically, in making its determinations, the Committee reviews the CEO's performance and goals during the prior year and also considers the substantial roles of the CEO in the Company and the Bank to determine an appropriate salary level for the CEO. The CEO also receives meeting fees for service on the Company's and the Bank's boards of directors.

Because of the significant level of option and restricted stock awards in 2001 and 2004 under the 2004 Stock Plan and its predecessor, no awards were made to the CEO from 2005 through 2010. In 2011, 2012 and 2013, in connection with the equity awards discussed above, Mr. Crowley Jr. received awards, consisting of 12,000 option shares and 13,100 shares of restricted stock in 2013. See "Directors Compensation" for fiscal 2014 awards to Mr. Crowley Jr. In addition, in 2013, Mr. Crowley Jr. earned a bonus under the Management Incentive Plan equal to 126% of the target amount (pro-rated to recognize his retirement on July 1, 2013) because the Company exceeded the financial targets set forth in the plan. This amount was paid in January 2014. In accordance with long-standing company policy, in 2013, Mr. Crowley Jr. also received $4,800 in meeting fees related to service provided to the Company's board and $8,400 in meeting fees related to service provided to the Bank's board prior to his retirement. In his role as non-executive Chairman following his retirement as CEO, Mr. Crowley Jr. receives director fees on the same basis as other non-employee directors.

Mr. Baumgarten's compensation did not change upon his accepting the position of CEO after Mr. Crowley Jr.'s retirement during 2013. The determination of Mr. Baumgarten's compensation for 2013 is discussed above. In addition, for 2013, Mr. Baumgarten earned a bonus under the Management Incentive Plan equal to 126% of the target amount because the Company exceeded the financial targets set forth in the plan. This amount was paid in January 2014. In accordance with long-standing company policy, in 2013, Mr. Baumgarten also received $8,000 in meeting fees related to service provided to the Company's board and $16,800 in meeting fees related to service provided to the Bank's board following his accepting the position of CEO.

Restoration Plan and Supplemental Plan. In setting compensation for 2013, the Committee considered Mr. Crowley's participation in the Company's Restoration Plan and their supplemental retirement benefits. Mr. Baumgarten was not a participant in this plan. Under the Restoration Plan (as well as a prior restoration plan relating to the ESOP that was merged into the Restoration Plan in 2013), based on salary deferrals and Company contributions throughout his years of service to the Company, Mr. Crowley Jr. accumulated the right to receive payments totaling $1,090,166 as of December 31, 2013, due to the limitation of benefits under qualified plans relating to the 401(k) Plan and the ESOP. Further, the increase in the actuarial present value of pension benefits under the Supplemental Plan during 2013 (which includes the affects of the discount rate used to calculate the present value) for Mr. Crowley Jr. and Mr. Baumgarten was $74,254 and $58,405, respectively. For more information about the change in the present value of pension benefits, see footnote 4 to the "Summary Compensation Table" and the "Pension Benefits" table below. In December 2013, the board suspended all future employer and employee contributions to the Restoration Plan, with no current plans to resume that plan. Although the Committee believed it was fair and appropriate to maintain the Restoration Plan and the Supplemental Plan to fully recognize the CEO's and the President's compensation when determining benefits under other plans generally available to all full-time employees, the Committee believes that the Restorpation Plan was no longer needed in view of the expiration of the ESOP and changes in the Company's retirement plans.

Employment Agreements/Change in Control Provisions. The Company maintains employment agreements, which include change in control provisions, with Messrs. Baumgarten, Dosland, Anderegg, Larson and Mayne. See "Executive Compensation–Employment Agreements and Potential Payments Upon Termination or Change in Control" below. The Company has entered into these employment agreements, and the Committee generally continues to renew them on an annual basis, because it believes that the agreements provide an appropriate degree of security for these officers which, in turn, enhances their continuing efforts to pursue Company goals, even in situations where they may not align with their personal interests. The employment agreement with Mr. Baumgarten is more extensive than those of other executives, in recognition of his more extensive responsibilities. The form of employment agreement is the same for Messrs. Dosland, Anderegg, Larson and Mayne. Mr. Baumgarten's agreement has a rolling two-year period; the agreements with the other executives have a one-year term. The employment agreements are renewed annually and may be extended. Mr. Baumgarten's agreement is currently renewed through the end of 2015 and the other executives through the end of 2014. Mr. Crowley Jr.'s agreement terminated upon his retirement, effective July 1, 2013, except for post-retirement obligations.

The employment agreements, award agreements under the 2004 Stock Plan, and the 2014 Incentive Plan include provisions that provide additional protections to the employees in the event of a change in control of the Company. The Committee believes it is important to have these types of agreements with the executive officers in order to provide them with incentives to fully consider transactions that may be in the Company's best interest, but which may jeopardize the security of their individual positions. The Company has adopted particular change in control provisions in an attempt to balance the potential cost of these provisions to an acquirer, which the Committee believes to be quite modest, with a meaningful degree of security to the affected personnel. In particular, the change in control provisions in the Company's employment agreements have a "double trigger," which means that change in control benefits are payable to the executive only if the ownership or control of the Company changes and, after such change, the executive's compensation or duties are significantly reduced or altered. The Company utilizes the double trigger because it believes that, while it is appropriate to provide some protection to key personnel in the event of an acquisition, those protections should be limited to situations in which actions are taken that substantially affect their compensation or employment. However, award agreements under the 2004 Stock Plan provide for automatic vesting in the event of a change in control. The Committee also determined that it would be appropriate to cap the potential change in control payments to the amount for which the Company could achieve a tax deduction, in order to balance the interests of the Company and the individuals. The 2014 Incentive Plan states that the Committee may provide for automatic vesting of an award upon a change in control.

Tax Considerations. Section 162(m) of the Code limits the deductibility of compensation in excess of $1 million during a fiscal year to certain executive officers of publicly-held companies. Exceptions are made for, among other things, performance-based plans approved by shareholders. Stock options are considered performance-based compensation; however, restricted stock awards are not unless they are coupled with performance goals. The Committee is mindful of these limitations. Shareholder approval of the 2014 Incentive Plan is being sought, among other reasons, so that stock options and other performance-based awards awarded under the plan will qualify for an exception from current Section 162(m). The board believes it is unlikely under current compensation policies that other awards that would not qualify for the Section 162(m) exclusion will be made at a level that would cause the Section 162(m) limit to be exceeded.

Other provisions of the Code can also affect the decisions the Company makes. Under Section 280G of the Code, a 20% excise tax is imposed upon executive officers who receive "excess" payments upon a change in control if the payments exceed an amount approximating three times their average annual compensation, determined by a five-year average. The excise tax applies to all payments over the executive's average annual compensation. Under Section 280G, the Company would not be able to deduct "excess" payments. To avoid application of Section 280G, the executives' change in control agreements provide that benefits payable pursuant to them are limited to 2.99 times the "average compensation" as determined under the Code.

Section 409A of the Code amended the tax rules to impose restrictions on funding, distributions and elections associated with nonqualified deferred compensation arrangements. Section 409A imposes substantial penalties and results in the loss of any tax deferral for nonqualified deferred compensation that does not meet its requirements. The Company has amended its compensation programs and plans, and employment agreements with executive officers, to comply with the distribution, timing and other requirements of Section 409A. These actions are intended to prevent certain elements of executive compensation to result in substantial tax liability for the named executive officers pursuant to Section 409A.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

As part of its duties, the Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" contained above in this proxy statement. Based upon that review and those discussions, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be incorporated by reference in the Company's annual report to shareholders on Form 10-K and be included in this proxy statement.

Members of the Compensation Committee:

William J. Mielke, Chairman
David C. Boerke
Thomas J. Lopina, Sr.
Robert B. Olson

EXECUTIVE COMPENSATION

The following table contains compensation information with respect to the Company's Chief Executive Officer, Chief Financial Officer and the four other most highly-compensated individuals who were serving as executive officers of the Company at the end of 2013 (collectively referred to occasionally in this section as the "named executive officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compen-sation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
David A. Baumgarten *President and Chief Executive Officer of the Company and the Bank (6)*	2013	624,800	0	98,810	31,320	151,200	98,648	17,359	1,022,137
	2012	549,800	0	67,800	34,400	136,500	208,720	9,847	1,007,067
	2011	471,400	81,000	0	58,000	0	13,799	8,939	633,138
Michael W. Dosland *Senior Vice President – Chief Financial Officer of the Company and the Bank*	2013	220,000	0	48,200	15,660	51,000	18,064	4,115	357,039
	2012	212,000	0	33,900	17,200	48,760	46,156	3,693	361,709
	2011	198,000	32,076	0	17,400	0	33,368	2,620	283,464
P. Terry Anderegg *Senior Vice President – Retail Banking of the Bank*	2013	220,000	0	48,150	15,660	51,000	10,368	3,955	349,133
	2012	212,000	0	33,900	17,200	48,760	183,448	3,493	498,801
	2011	207,000	33,534	0	17,400	0	178,893	2,070	438,897
Gregory A. Larson *Senior Vice President – Director of Commercial Banking of the Bank (7)*	2013	223,000	0	48,150	15,660	50,000	31,211	4,704	372,725
	2012	215,000	0	33,900	17,200	49,450	45,003	3,884	364,437
	2011	200,000	32,400	0	0	0	0	951	250,751
Christopher L. Mayne *Senior Vice President – Chief Credit Officer of the Bank (7)*	2013	217,000	0	48,150	15,660	53,000	19,506	3,289	356,605
	2012	205,000	0	33,900	17,200	47,150	15,733	1,846	320,829
	2011	182,700	45,780	50,500	58,000	0	0	600	337,580
Michael T. Crowley, Jr. *Chairman and former Chief Executive Officer of the Company and the Bank (6)*	2013	361,200	0	63,077	15,660	88,200	271,059	6,999	806,195
	2012	720,800	0	33,900	17,200	180,960	1,077,425	7,932	2,038,217
	2011	717,400	125,280	0	17,400	0	1,739,700	7,440	2,607,220

(1) Includes amounts voluntarily deferred by the named persons under the Restoration Plan. The voluntarily deferred amounts are included in the "Executive Contributions in Last FY" column of the "Nonqualified Deferred Compensation" table below. Includes, for Messrs. Baumgarten and Crowley Jr., amounts they received for meeting fees as a member of the boards of directors of the Bank and the Company. Mr. Baumgarten received $21,400, $24,800 and $24,800 in 2011, 2012 and 2013, respectively. Mr. Crowley Jr. received $21,400 and $24,800 for such service in 2011and 2012, respectively, and $13,200 for such services through July 1, 2013, when he retired as an officer and employee.

(2) In 2011, no bonuses were earned based on the formulas under the Management Incentive Plan; however, discretionary bonuses were awarded to participants under the Management Incentive Plan. For Mr. Larson, the 2011 bonus reflects a purely discretionary bonus outside of the Management Incentive Plan, as he was not a participant in the plan in 2011. For Mr. Mayne, the 2011 bonus amount also includes a $15,000 signing bonus that he received when he started employment with the Company. In 2012 and 2013, the Company exceeded the corporate performance targets set forth in the Management Incentive Plan; as a result, the named executive officers received payments included in the "Non-Equity Incentive Plan Compensation" column. See "Compensation Discussion and Analysis–2013 Annual Compensation Determinations–Cash Bonus/Incentives" for additional information regarding bonuses.

(3) The amounts shown reflect the grant date fair value computed in accordance with ASC 718 for grants and awards under the 2004 Stock Plan made in each year. ASC 718 requires the Company to recognize compensation expense for stock options and other stock-related awards granted to employees and directors based on the estimated fair value under ASC 718 of the equity instrument at the time of grant. The assumptions used to determine the valuation of the awards are discussed in Note 11 to the consolidated financial statements. See the "Outstanding Equity Awards at Fiscal Year-End" table below for information regarding all outstanding awards.

The ultimate value of the options will depend on the future market price of Company common stock, which the Company cannot forecast. The actual value, if any, that an optionee would realize upon exercise of an option depends on the market value of Company common stock as compared to the exercise price when the option is exercised.

(4) Represents the increase in the actuarial present value of pension benefits, under both the tax-qualified Pension Plan and the related Supplemental Plan, between fiscal years. The present value of accumulated benefits at December 31, 2013, 2012 and 2011, was calculated based on discount rates of 4.7%, 3.70%, and 4.21%, respectively, and using the RP 2000 mortality table for determining post-retirement mortality. Of the amounts listed under the column entitled "Change in Pension Value and Nonqualified Deferred Compensation Earnings" in the "Summary Compensation Table" above, the portion of the increase in the present value of pension benefits that is attributable to accumulated benefits and the portion of the increase that is attributable solely to the change in the discount rates used in the calculation of benefits is shown in the following table:

	Year	Change in Pension Value ($)	Portion of Change in Present Value Attributable to Accumulated Benefit ($)	Portion of Change in Present Value Solely Attributable to Change in Discount Rate Compared to the Prior Year ($)
Mr. Baumgarten	2013	98,648	151,319	(52,671)
	2012	208,720	186,376	22,344
	2011	13,799	12,060	1,739
Mr. Dosland	2013	18,064	42,680	(24,616)
	2012	46,156	36,298	9,858
	2011	33,368	22,932	10,436
Mr. Anderegg	2013	10,368	111,139	(100,771)
	2012	183,448	130,038	53,410
	2011	178,893	89,297	89,596
Mr. Larson	2013	31,211	43,014	(11,803)
	2012	45,003	41,494	3,509
	2011	0	0	0
Mr. Mayne	2013	19,506	28,634	(9,128)
	2012	15,733	13,880	1,853
	2011	0	0	0
Mr. Crowley Jr.	2013	271,059	1,205,518	(934,459)
	2012	1,077,425	623,325	454,100
	2011	1,739,700	916,908	822,792

See the "Pension Benefits" and "Nonqualified Deferred Compensation" tables below for further discussion regarding pension and deferred compensation plans. See also Note 10 to the consolidated financial statements for additional information regarding the Company's employee benefit plans.

(5) The amounts listed under the column entitled "All Other Compensation" in the "Summary Compensation Table" above include: Company contributions to the 401(k) Plan and the ESOP; contributions to the Restoration Plan; with respect to Messrs. Crowley and Baumgarten, an automobile allowance or expenses; and dividends paid on unvested restricted stock, which are listed in the table below:

	Year	Company Matching to 401(k) Plan ($)	Company Contribution to Benefits Restoration Plan	Automobile Allowance and Related Expenses ($)	Dividends on Un-Vested Restricted Stock ($)	Total ($)
Mr. Baumgarten	2013	4,372	0	8,677	4,310	17,359
	2012	3,567	0	4,800	1,480	9,847
	2011	3,329	0	4,800	810	8,939
Mr. Dosland	2013	2,155	0	0	1,960	4,115
	2012	2,913	0	0	780	3,693
	2011	1,980	0	0	1,800	3,955
Mr. Anderegg	2013	2,155	0	0	1,800	3,955
	2012	2,943	0	0	500	3,493
	2011	2,070	0	0	0	2,070
Mr. Larson	2013	2,184	0	0	2,520	4,704
	2012	2,904	0	0	980	3,884
	2011	231	0	0	720	951
Mr. Mayne	2013	849	0	0	2,400	3,289
	2012	946	0	0	900	1,846
	2011	0	0	0	600	600
Mr. Crowley Jr.	2013	2,450	1,030	1,409	2,110	6,999
	2012	2,450	4,510	472	500	7,932
	2011	2,450	4,510	480	0	7,440

(6) Mr. Crowley Jr. retired as CEO of the Company and the Bank effective as of July 1, 2013, but remains as non-executive, non-employee Chairman of both. Mr. Baumgarten became CEO of the Company and the Bank, effective upon Mr. Crowley Jr.'s retirement.

* * *

As of December 31, 2013, the Company maintained employment agreements with each of Messrs. Dosland, Baumgarten, Anderegg, Larson and Mayne; those employment agreements cover, among other things, the compensation and benefits received by these persons and payments upon termination of employment. For more information regarding those agreements, see "Employment Agreements and Potential Payments upon Termination or Change in Control" below. In addition, equity-based awards have historically made under the 2004 Stock Plan, and, assuming shareholder approval, will be made in the future under the 2014 Incentive Plan, and annual cash incentive awards are made under the Management Incentive Plan, which is described under "Grants of Plan-Based Awards" below.

401(k) Plan. To provide an additional incentive for employees to save for their retirement, the Company maintains the Bank Mutual Corporation 401(k) Plan. The 401(k) Plan, a tax-qualified defined contribution plan, is offered to substantially all Company employees. Under the 401(k) Plan, employees may voluntarily contribute additional funds to accounts for their benefit in the plan, and may designate within several specified choices how those funds will be invested. To provide additional incentives for these employees to contribute to their 401(k) accounts, the Company provides matching payments to contributions made by the participating employees. See "Compensation Discussion and Analysis – Elements of Compensation – Retirement and Post-Employment Compensation" above for more information about the Company matching payments under the 401(k) Plan.

Restoration Plan. The Company also maintains a Restoration Plan to compensate participants for benefits under the 401(k) Plan that they are unable to receive because of limitations under the Code on contributions and benefits under the plan. The Code restricts the amount of tax-qualified plan benefits that can be received by plan participants, and also limits salary deferrals that an employee may contribute to the 401(k) Plan.

The Restoration Plan permits eligible participants to defer compensation that they are unable to contribute to the 401(k) Plan and receive Company allocations thereunder, in each case because of Code limits. Under the Code, in 2013, only the first $255,000 of compensation is considered in determining benefits under tax-qualified plans.

The Restoration Plan related to the 401(k) Plan covers officers and key employees who are selected by the board. The annual allocations to employees under the Restoration Plan are not tax deductible by the employer or included in the taxable compensation of the employees receiving the allocations. When benefits are paid to the employees following the termination of employment, the payments will be deductible by the employer and included in the taxable compensation of the employees receiving those payments.

Since his retirement in 2013, Mr. Crowley Jr. also used certain Company-provided benefits. These include the use of a company-owned car (valued for tax purposes at $3,399 in 2013) and a gasoline credit card (valued at $1,505 in 2013).

Grants of Plan-Based Awards
2013

Name	Award Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/sh) (2)	Closing Market Price on Grant Date ($/sh) (2)	Grant Date Fair Value of Stock and Option Awards ($) (3)
			Threshold ($)	Target ($)	Maximum ($)					
Mr. Baumgarten	Management Incentive Plan	01/21/13	84,000	120,000	240,000	–	–	–	–	–
	Options	01/22/13	–	–	–	–	24,000	4.82	4.83	31,320
	Restricted Stock	01/22/13	–	–	–	20,500	–	–	–	98,810
Mr. Dosland	Management Incentive Plan	01/21/13	27,720	39,600	79,200	–	–	–	–	–
	Options	01/22/13	–	–	–	–	12,000	4.82	4.83	15,660
	Restricted Stock	01/22/13	–	–	–	10,000	–	–	–	48,200
Mr. Anderegg	Management Incentive Plan	01/21/13	27,720	39,600	79,200	–	–	–	–	–
	Options	01/22/13	–	–	–	–	12,000	4.82	4.83	15,660
	Restricted Stock	01/22/13	–	–	–	10,000	–	–	–	48,200
Mr. Larson	Management Incentive Plan	01/21/13	28,098	40,140	80,280	–	–	–	–	–
	Options	01/22/13	–	–	–	–	12,000	4.82	4.83	15,660
	Restricted Stock	01/22/13	–	–	–	10,000	–	–	–	48,200
Mr. Mayne	Management Incentive Plan	01/21/13	27,342	39,060	78,120	–	–	–	–	–
	Options	01/22/13	–	–	–	–	12,000	4.82	4.83	15,660
	Restricted Stock	01/22/13	–	–	–	10,000	–	–	–	48,200
Mr. Crowley Jr.	Management Incentive Plan	01/21/13	97,440	139,200	278,400	–	–	–	–	–
	Options	01/22/13	–	–	–	–	12,000	4.82	4.83	15,660
	Restricted Stock	01/22/13	–	–	–	13,100	–	–	–	63,142

(1) The amounts shown above represent amounts payable pursuant to the Management Incentive Plan. Of these amounts, 50% of the bonus was based on Company quantitative performance metrics (except for Messrs. Crowley Jr. and Baumgarten, whose bonuses are 100% based on those metrics); the named executive officers other than Messrs. Crowley Jr. and Baumgarten were able to earn up to 50% of their bonus based upon achievement of personal goals, but only if the Company's quantitative financial goals were met. In 2013, the Company exceeded the corporate performance targets set forth in the Management

Incentive Plan; as a result, the named executive officers received a bonus in the amounts set forth under the "Non-Equity Incentive Plan Compensation" column in the "Summary Compensation Table" above. See also "Compensation Discussion and Analysis–2013 Annual Compensation Determinations–Cash Bonus/Incentives" for additional information regarding bonuses.

(2) On January 22, 2013, stock options and shares of restricted stock were awarded to various officers and key employees, including the named executive officers, under the 2004 Stock Plan. The stock options were granted at an exercise price of $4.82 per share (average of the high and low trading prices on the date of grant). The options and restricted shares vest 20% per year in each of the five years after the grant date or earlier in the event of a change in control of the Company, death or disability.

(3) For stock awards and options, this amount represents the grant date fair value calculated in accordance with ASC 718. The assumptions used to determine the valuation of the awards are discussed in Note 11 to the consolidated financial statements.

* * *

The non-equity incentive awards in the above table were potential annual cash bonus amounts payable pursuant to the Company's Management Incentive Plan. Under the Management Incentive Plan, the Compensation Committee sets targets near the beginning of the fiscal year for Company performance and cash bonus payments depend upon the degree to which the Company meets these targets. The actual amount of the bonus pool for all plan participants is determined based upon the Company's performance as to those financial criteria; however, the actual bonus paid to each individual is determined only after also considering individual performance. In 2013.for each average percentage point by which the Company missed its targets, the potential bonus would have been reduced by 1.5 percentage points. No bonus is paid for performance more than 20% below targets. In 2013 for each average percentage point by which the Company exceeded its targets, the bonus would have been increased by 1 percentage point. No bonus is earned with respect to any criteria if Company performance is below threshold criteria, which is also set at the beginning of the year. In addition, the Management Incentive Plan permits a portion of the cash bonus to be determined based upon individual performance goals except for Messrs. Crowley Jr. and Baumgarten, whose bonuses are based solely on corporate performance). In total, in 2013, each of Messrs. Crowley Jr. and Baumgarten were able to earn up to 14% at the threshold, 20% at the target, or 40% at maximum, of his base salary as bonus and Messrs. Dosland, Anderegg, Larson and Mayne up to 12.6%, 18% and 36%, respectively. For further information as to the computation of these awards for fiscal 2012, see "Compensation Discussion and Analysis–2013 Annual Compensation Determinations–Cash Bonus/Incentives" above.

In January 2013, stock options and shares of restricted stock were awarded to various officers and key employees, including certain executive officers, in the amounts shown in the table above, under the 2004 Stock Plan. Under the 2004 Stock Plan, the Compensation Committee was previously able to grant awards of stock options and/or restricted stock to officers, directors and other key employees of the Company and its subsidiaries. Options under the 2004 Stock Plan were priced at the average of the high and low trading prices on The Nasdaq Stock Market on the grant date. Grants thereunder vest upon service with the Company, with 20% of the options and/or shares awarded vesting on each of the first five anniversaries of the grant. The 2004 Stock Plan also included provisions that provide for accelerated vesting in the event of a change in control of the Company, death or disability. In the future, similar terms and grants will be made under the 2014 Incentive Plan, assuming shareholder approval.

Outstanding Equity Awards at Fiscal Year-End
December 31, 2013

	Option Awards (1)				Stock Awards (1)	
	Number of Securities Underlying Unexercised Options (#)					
Name	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(9)
Mr. Baumgarten	30,000	20,000	7.22	5/3/20 (6)		
	20,000	30,000	5.05	1/18/21 (3)		
	8,000	32,000	3.39	1/17/22 (4)		
	0	24,000	4.82	1/22/23(10)		
					6,000 (6)	42,060
					16,000 (4)	112,160
					20,500 (10)	143,705
Mr. Dosland	50,000	0	12.025	8/18/18 (5)		
	6,000	9,000	5.05	1/18/21 (3)		
	4,000	16,000	3.39	1/17/22 (4)		
	0	12,000	4.82	1/22/23(10)		
					8,000 (4)	56,080
					10,000 (10)	70,100
Mr. Anderegg	100,000	0	10.673	5/3/14 (2)		
	6,000	9,000	5.05	1/18/21 (2)		
	4,000	16,000	3.39	1/17/22 (4)		
	0	12,000	4.82	1/22/23 (10)		
					8,000 (4)	
					10,000 (10)	
Mr. Larson	30,000	20,000	4.74	12/20/20 (7)		
	4,000	16,000	3.39	1/17/22 (4)		
	0	12,000	4.82	1/22/23(10)		
					4,800 (7)	33,648
					8,000 (4)	56,080
					10,000 (10)	70,100
Mr. Mayne	20,000	30,000	5.05	1/18/21 (3)		
	4,0000	16,000	3.39	1/17/22 (4)		
	0	12,000	4.82	1/22/23(10)		
					6,000 (8)	42,060
					8,000 (4)	56,080
					10,000 (10)	70,100

Mr. Crowley Jr.	700,000	0	10.673	5/3/14 (2)		
	6,000	9,000	5.05	1/18/21 (3)		
	4,000	16,000	3.39	1/17/22 (4)		
	0	12,000	4.82	1/22/2023(10)		
					8,000 (4)	56,080
					13,100 (10)	91,831

(1) All option awards were granted under the 2004 Stock Plan at an exercise price equal to the market value of Company common stock (using the average of the high and low trading prices) on the date of grant. All stock awards consist of restricted shares granted under the 2004 Stock Plan. All options and restricted shares vest in five annual increments of 20% each beginning on the first anniversary following the grant date.

(2) Options granted on May 3, 2004. These options are fully vested.

(3) Options granted on January 18, 2011, which vest in five annual increments of 20% each beginning on the first anniversary following the grant date. At December 31, 2013, 60% of these options remained unvested.

(4) Options and restricted shares granted on January 17, 2012, which vest in five annual increments of 20% each beginning on the first anniversary following the grant date. At December 31, 2013, 80% of these options and restricted shares remained unvested.

(5) Options and restricted shares granted on August 18, 2008, which vest in five annual increments of 20% each beginning on the first anniversary following the grant date. At December 31, 2013, all of these options and restricted shares are vested.

(6) Options and restricted shares granted on May 3, 2010, which vest in five annual increments of 20% each beginning on the first anniversary following the grant date. At December 31, 2013, 40% of these options and restricted shares remained unvested.

(7) Options and restricted shares granted on December 20, 2010, which vest in five annual increments of 20% each beginning on the first anniversary following the grant date. At December 31, 2013, 40% of these options and restricted shares remained unvested.

(8) Restricted shares granted on January 18, 2011, which vest in five annual increments of 20% each beginning on the first anniversary following the award. At December 31, 2012, 60% of these restricted shares remained unvested.

(9) Based on the $7.01 per share closing price of a share of Company common stock on December 31, 2013, the last trading day of the year.

(10) Options and restricted shares granted on January 22, 2013, which vest in five annual increments of 20% each beginning on the first anniversary following the grant date. At December 31, 2013, none of these options and restricted shares are vested.

Option Exercises and Stock Vested
2013

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)(2)**	**Value Realized on Vesting ($)(2)**
Mr. Baumgarten	0	0	7,000	35,040
Mr. Dosland	0	0	6,000	34,240
Mr. Anderegg	0	0	2,000	9,540
Mr. Larson	0	0	4,400	24,408
Mr. Mayne	0	0	4,000	19,020
Mr. Crowley Jr.	0	0	2,000	9,540

(1) Computed based on the difference between the market price of the underlying securities, computed as the average of the high and low price at exercise, and the option exercise price.

(2) The number of shares acquired on vesting and the value realized on vesting relates to shares of restricted stock that were granted under the 2004 Stock Plan and that were subject to vesting at the rate of 20% per year in the five years after grant. The shares granted under the 2004 Stock Plan are valued at the average of the high and low trading prices on The Nasdaq Stock Market on the dates of vesting.

Pension Benefits

The following table provides information on the benefits which are accrued under the Bank Mutual Corporation Pension Plan, the qualified defined benefit pension plan that covers most Company employees, and the Supplemental Plan, which applies to specified officers including Messrs. Crowley Jr. and Baumgarten.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Mr. Baumgarten	Pension Plan	3	127,185	0
Mr. Baumgarten	Supplemental Plan	3	345,769	0
Mr. Dosland	Pension Plan	4	116,320	0
Mr. Anderegg	Pension Plan	20	904,855	0
Mr. Larson	Pension Plan	2	76,214	0
Mr. Mayne	Pension Plan	2	35,239	0
Mr. Crowley Jr.	Pension Plan	46	2,361,628	93,869
Mr. Crowley Jr.	Supplemental Plan	46	9,140,976	281,444

Pension Plan

The Pension Plan is a qualified defined benefit pension plan which covers most employees of the Company and its subsidiaries who are age 21 or over and who have completed at least one year of service with the Company. As discussed above, the Compensation Committee closed the Pension Plan to employees not eligible to participate as of January 1, 2013, as well as any employees hired after that date, and made certain other changes in late 2013. In addition, effective for service performed after March 1, 2013, the Committee reduced certain future benefits formerly provided under the Pension Plan and the Supplemental Plan (discussed below), but did not reduce all future benefits. Pension benefits are based on the participant's average annual compensation (salary and bonus), including annual cash incentive compensation, and years of credited service to the Company and its subsidiaries. Participants vest in the Pension Plan five years after their hire date. However, years of credited service in the Pension Plan begin at the date of participation in the plan, which is one year after their hire date. Benefits are determined in the form of a 10-year certain and life annuity. In the table above, the present value of accumulated benefits under the Pension Plan was calculated assuming a retirement age of 65 (except for Mr. Crowley, who retired on July 1, 2013) and a discount rate of 4.7% as of December 31, 2013 and using the RP 2000 mortality table for determining post-retirement mortality. Payments shown for Mr. Crowley Jr. reflect his pension payments in fiscal 2013 after his July 1 retirement. See "Compensation Discussion and Analysis – Elements of Compensation – Retirement and Post-Employment Compensation" above for more information regarding recent changes to the Pension Plan.

Supplemental Retirement Plan

Designated officers (currently only Mr. Baumgarten, due to Mr. Crowley Jr.'s retirement during 2013) also accrue benefits under in the Supplemental Plan, which is a supplemental non-qualified defined benefit pension plan. The Supplemental Plan provides monthly supplemental benefits to participants that will be paid out of a "rabbi trust" established for the Supplemental Plan, or unsecured corporate assets. The amount of the Supplemental Plan benefit is determined as:

- An amount calculated under the Pension Plan without regard to the limitations imposed by the Code on benefit or compensation amounts and without regard to certain limitations on years of service, minus
- The pension benefit accrued under the Pension Plan.

Mr. Crowley Jr. also accrued benefits under the Supplemental Plan prior to his retirement, and began receiving payments upon his retirement.

In 2013, under Code limits, the maximum annual benefit payable through the Pension Plan was $205,000 and the maximum annual compensation which could be taken into account to determine pension benefits was $255,000. For 2014, those amounts are $210,000 and $260,000, respectively. The Code limits the number of years of service which may be taken into account to 40 years.

In the table above, the present value of accumulated benefits under the Supplemental Plan are calculated assuming a retirement age of 65 in the case of Mr. Baumgarten, and a discount rate of 4.70% as of December 31, 2013 and using the RP 2000 mortality table for determining post-retirement mortality. To support obligations payable under the Supplemental Plan, the Company maintains assets in a "rabbi trust," the amount of which is based on the actuarial value of future benefits; the Company expenses payments into the rabbi trust when they are made. These amounts will be paid from the Company's funds, including funds of the rabbi trust in the future; they will not be paid out of the assets in the Pension Plan. Payments shown for Mr. Crowley Jr. reflect his Supplemental Plan payments during fiscal 2013 after his June 30 retirement.

Nonqualified Deferred Compensation

The Company maintains the Restoration Plan which, in part, relates to Code limits on Company contributions made with respect to the 401(k) Plan. (The Company also maintained a restoration plan for the ESOP, although all of the shares available under the ESOP have been allocated and no unallocated shares remain.) The Code limits the salary deferral that an employee may contribute to the 401(k) Plan and also restricts the amount of tax-qualified plan benefits that can be received by plan participants. See the description included following the "Summary Compensation Table" above.

The following table includes information as to the additional contributions under the Restoration Plan related to the 401(k) Plan.

Name	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($) (2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)(3)	Aggregate Balance at Last FYE ($) (4)
Mr. Crowley Jr.	5,150	1,030	190,956	0	491,112
Mr. Dosland	0	0	0	0	0
Mr. Baumgarten	0	0	0	0	0
Mr. Anderegg	0	0	9,580	0	32,901
Mr. Larson	0	0	0	0	0
Mr. Mayne	0	0	0	0	0

(1) These amounts are also included under the "Salary" column of the "Summary Compensation Table" above.

(2) These amounts are also included under the "All Other Compensation" column of the "Summary Compensation Table" above.

(3) There were no distributions out of this plan in 2013. Mr. Crowley Jr. began receiving distributions from this plan in January 2014.

(4) Of these balances, the following amounts were included in prior years' Summary Compensation Tables: Mr. Crowley Jr. – $226,821 and Mr. Anderegg – $7,822. The aggregate balance of the Restoration Plan related to the 401(k) Plan for each individual as of December 31, 2012, was as follows: Mr. Crowley Jr. – $293,976 and Mr. Anderegg – $23,321.

Employment Agreements and Potential Payments Upon Termination or Change in Control

Employment Agreements. The Bank has employment agreements, which include change in control provisions, with Messrs. Dosland, Baumgarten, Anderegg, Larson, Mayne, and other executive officers. Mr. Baumgarten's employment agreement is more extensive than those of other executives, in recognition of his more extensive responsibilities. The form of employment agreement is the same for Messrs. Dosland, Anderegg, Larson, Lawton, Mayne, Mekemson and Pfarr. After expiration of the initial terms of the agreements, they may be extended, upon agreement of the executive and by affirmative action of the Bank's board of directors, so that the agreement remains in effect for a one-, two- or three-year period, depending on the executive. Mr. Baumgarten's has a rolling two-year period; the agreements with the other executives have a one-year term. As of January 1, 2014, the terms of the agreements for the executive officers were extended through December 31, 2015 for Mr. Baumgarten, and through December 31, 2014 for the other executives. Mr. Crowley Jr. previously had an employment agreement which expired upon his retirement on July 1, 2013, other than for post-retirement obligations.

Under the employment agreements, each executive is entitled to a base salary which is reviewed annually, but cannot be reduced, by the Bank's board, as well as benefits, perquisites, directors and officers insurance and indemnity, in accordance with the Bank's policies. Each executive is also entitled to incentive compensation based upon the Bank's incentive compensation plan as in effect from time to time and, occasionally, in the board's discretion.

The current 2014 annual base salary amounts for each of the named executive officers under the employment agreements are as follows: Mr. Dosland – $231,000; Mr. Baumgarten – $700,000; Mr. Anderegg – $231,000; Mr. Larson – $234,000; and Mr. Mayne – $231,000. These amounts may be changed in subsequent years, but may not be reduced.

The employment agreements can be terminated: at the election of the executive officer or the Bank at the expiration of the term; upon death, retirement or disability of the executive; at any time for cause (as defined in the agreements); or voluntarily without cause by the executive or the Bank. Each executive officer may also terminate his or her employment agreement under certain circumstances following a change in control. Upon any event of termination or a change in control, each executive will receive his or her earned but unpaid base salary and incentive compensation, as well as compensation for accrued but unused vacation time. In addition, depending on the manner of termination, each executive will receive additional benefits as discussed and quantified in the tables below.

None of the executive officers receive any additional payments if terminated at the end of the current term of his agreement. Upon each executive's death or retirement, the executive or executive's personal representative will receive his or her earned but unpaid base salary and incentive compensation, prorated to the end of the calendar month in which the termination occurred, and compensation for accrued but unused vacation time. The amounts owed in these circumstances will be a lump sum cash payment. Retirement age is set at 65. Upon disability, each executive's unpaid base salary and incentive compensation will be prorated to the end of the calendar month in which the termination occurred. The executive will also receive an amount equal to 100% of his or her annual base salary at the time of termination, as well as insurance benefits (life, medical, dental and optical) at the Bank's expense for a period of up to 12 months in accordance with the Bank's policies and applicable law.

If, during the term of an agreement, the Bank terminates an executive without cause or the executive officer terminates his or her employment for cause (e.g., the Bank reduces the executive's base compensation or duties or breaches the employment agreement), the executive would be entitled to receive a lump sum payment equal to 100% of his or her base salary at the time of termination through the end of a one-year severance period. In addition, if the Bank terminates an executive officer without cause, the executive will receive insurance benefits (life, medical, dental and optical) at the Bank's expense through the end of the applicable severance period, in accordance with the Bank's policies and applicable law. If the Bank terminates the executive officer without cause, the Bank must also pay such executive officer a lump sum cash payment in an amount equal to the product of: (i) the Bank's annual aggregate contributions for the executive to all qualified retirement plans in the year preceding termination and (ii) the number of years in the applicable severance period.

Each executive also has the right to terminate his or her employment following a change in control of the Bank if any of the following occur as a result of the change in control: the executive's compensation, benefits, responsibilities or duties are reduced; the executive is transferred more than 50 miles from his current principal office of employment; or the executive is required to travel as part of his or her duties more than in the past. Upon any termination resulting from a change in control, each executive has a right to receive severance payments and termination benefits as if a termination by the Bank without cause had occurred, except that in Mr. Baumgarten's case, the applicable severance period will be two years.

Under each employment agreement, the aggregate amount of all severance payments and termination benefits payable to the executive officer, computed on a present value basis, may not exceed an amount which would cause the payments to be characterized as "parachute payments" within the meaning of Section 280G(b)(2) of the Code. That section generally defines parachute payments to include any severance payments and termination benefits which, on a present value basis, equal or exceed three times the person's average annual total compensation over a five-year period immediately preceding the change in control.

If an executive is terminated by the Bank for cause, the executive will receive his or her earned but unpaid base salary and incentive compensation, as well as compensation for accrued but unused vacation time; however, the executive will not be entitled to any compensation or employment benefits for any period after the date of such termination, or the continuation of any benefits, except as may be required by law. "Cause" is defined to include: the executive's personal dishonesty; incompetence; willful misconduct; breach of fiduciary duty involving personal profit; intentional failure to perform stated duties; willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order; or material breach of the employment agreement.

In addition, the employment agreements for the executives contain specific conditions under which the Bank's obligations to make payments or provide benefits would be suspended or terminated. If the executive is suspended or temporarily prohibited from participating in the Bank's affairs pursuant to the Federal Deposit Insurance Act ("FDIA"), the Bank's obligations will be suspended, and if the executive is removed or permanently prohibited from participating in the Bank's affairs pursuant to the FDIA, the Bank's obligations will terminate, except that the executive will still be entitled to vested rights. Each agreement may also be terminated by the Bank's regulator if it is determined that the Bank needs assistance or is in an unsafe or unsound condition.

The Bank has entered into an agreement with Mr. Crowley Jr., under which he agrees not to compete with the Bank following a termination of employment for a period equal to the greater of one year or the period for which he received post-employment compensation under the agreement, but not to exceed two years. In addition, the employment agreements for the other executive officers include provisions with respect to the use of confidential information and the non-solicitation of the Bank's customers and employees, in each case for a period of two years following termination of employment. If the executive breaches the non-compete, confidentiality and non-solicitation provisions, as applicable, the Bank is entitled to injunctive and equitable relief in addition to other remedies available at law.

Termination and Change in Control Payments and Benefits. The following table sets forth the estimated current value of benefits that could be paid to the named executive officers upon various events of termination or a change in control under the individual employment agreements with Messrs. Dosland, Baumgarten, Anderegg, Larson, and Mayne, and/or the terms of the Company's equity compensation plans. These amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers; the actual amounts would be known only at the time that they become eligible for payment and would be payable only if a termination event or change in control were to occur. The table reflects the amounts that could be payable under the various arrangements if a termination event or change in control had occurred at December 31, 2013. The table does not include certain payments that are generally otherwise available on a non-discriminatory basis to all salaried employees in 2013 (such as accrued vacation time, if any; amounts, if any, payable pursuant to Company retirement plans; amounts, if any, payable related to third party insurance; and, in certain cases, amounts payable under certain benefits plans). Information is not provided for Mr. Crowley Jr. because he had retired as an employee prior to December 31, 2013.

Event / Name of Executive Officer	Base Salary ($) (1)	Incentive Compen-sation ($) (2)	Early Vesting of Stock Options ($) (3)	Early Vesting of Restricted Shares ($) (4)	Other Benefits ($) (5)	Total ($)
Retirement (6)						
Mr. Baumgarten	N/A	151,200	N/A	N/A	N/A	151,200
Mr. Dosland	N/A	51,000	N/A	N/A	N/A	51,000
Mr. Anderegg	N/A	51,000	N/A	N/A	N/A	51,000
Mr. Larson	N/A	50,000	N/A	N/A	N/A	50,000
Mr. Mayne	N/A	53,000	N/A	N/A	N/A	53,000
Death						
Mr. Baumgarten	N/A	151,200	295,360	297,925	N/A	744,485
Mr. Dosland	N/A	51,000	128,080	126,180	N/A	305,260
Mr. Anderegg	N/A	51,000	128,080	126,180	N/A	305,260
Mr. Larson	N/A	50,000	212,180	159,828	N/A	422,008
Mr. Mayne	N/A	53,000	196,680	168,240	N/A	417,920
Disability						
Mr. Baumgarten	600,000	151,200	295,360	297,925	N/A	744,485
Mr. Dosland	220,000	51,000	128,080	126,180	N/A	305,260
Mr. Anderegg	220,000	51,000	128,080	126,180	N/A	305,260
Mr. Larson	223,000	50,000	212,180	159,828	N/A	422,008
Mr. Mayne	217,000	53,000	196,680	168,240	N/A	417,920
Termination by Executive For Cause or by Bank Without Cause						
Mr. Baumgarten	600,000	151,200	N/A	N/A	39,694	790,894
Mr. Dosland	220,000	51,000	N/A	N/A	17,676	288,676
Mr. Anderegg	220,000	51,000	N/A	N/A	13,981	284,981
Mr. Larson	223,000	50,000	N/A	N/A	17,747	290,747
Mr. Mayne	217,000	53,000	N/A	N/A	16,389	286,389
Termination by Executive Due to Change in Control						
Mr. Baumgarten	1,200,000	302,400	295,360	297,925	39,694	2,135,379 (8)
Mr. Dosland	220,000	51,000	128,080	126,180	17,676	542,936 (8)
Mr. Anderegg	220,000	51,000	128,080	126,180	13,981	539,241 (8)
Mr. Larson	223,000	50,000	212,180	159,828	17,747	662,755 (8)
Mr. Mayne	217,000	53,000	196,680	168,240	16,389	651,309 (8)

In the tables, "N/A" indicates that the type of payment specified is not applicable to the particular event.

(1) For officers other than Mr. Baumgarten, this amount represents the executive's base salary in the year of the applicable termination event. In Mr. Baumgarten's case, in the event of termination by Mr. Baumgarten

due to a change in control, this amount represents base salary for two years. Amounts payable to Baumgarten do not include compensation earned for service as a director of the Company or the Bank.

(2) These amounts are based on the amount the executive actually received as a cash bonus under the formula set forth in the Management Incentive Plan for 2013. See "Compensation Discussion and Analysis–2013 Annual Compensation Determinations–Cash Bonus/Incentives" and the "Summary Compensation Table" above. Under the Management Incentive Plan, in the event of retirement, death or permanent disability during a plan year, incentive awards are paid at the end of the year on a pro-rata basis.

(3) All outstanding unvested stock options would become vested (i) pursuant to each executive's employment agreement and the stock plans, upon a change in control and (ii) pursuant to the stock plans, upon death or disability of the executive. The amount shown represents the value of the options based on a closing stock price on December 31, 2013, the last trading day of the year, of $7.01 per share. Unvested stock options held by executive officers as of December 31, 2013 with an exercise price greater than $7.01 per share have no unrealized value at December 31, 2013 and, therefore, do not affect the values in the table.

(4) All outstanding unvested shares of restricted stock would become vested, pursuant to the stock plans, upon a change in control or upon death or disability of the executive. This amount represents the value of the unvested restricted share awards held by the executive based on a closing stock price on December 31, 2013, the last trading day of the year, of $7.01 per share.

(5) These amounts include payments of premiums for employer-paid life insurance and employer-paid medical and dental benefits; however, they do not include payments, if any, to the extent that they are generally available on a non-discriminatory basis to all salaried employees. Further, in the case of termination of the executive by the Bank without cause or a change in control, these amounts also include the lump sum cash payment equal to the Bank's annual aggregate contributions for the executive to qualified benefit plans for the remaining employment term or severance period, as set forth in the executive's employment agreement. Certain of these benefits would not be payable if the executive accepts other employment.

(6) In the event of retirement, except under the Management Incentive Plan, the executive officers do not receive any payments or benefits that are not otherwise generally available on a non-discriminatory basis to all salaried employees; provided however, that the executives would have been entitled to receive the bonuses earned in 2013 even if they had been terminated as of December 31, 2013. Mr. Baumgarten is entitled to receive retirement payments or benefits, which are not available to other employees, pursuant to the Supplemental Plan; however, Mr. Baumgarten was not vested in Supplemental Plan, and therefore the amounts for him do not include any such payments or benefits. The present value of Mr. Baumgarten's accumulated benefits under the Supplemental Plan is $345,796. See the "Pension Benefits" table above. He also is entitled to the payment of certain health insurance benefits, which are included in the table.

(7) This amount includes a short-term disability payment to the executive for six months and assumes that, after that six-month period, the executive would elect to begin receiving retirement payments instead.

(8) Per the employment agreements, the total amount payable is limited to 2.99 times the executive officer's Base Amount (defined as the average annual total compensation over a five-year period immediately preceding the change in beneficial ownership or control of the Bank) so as to prevent the payment from being classified as a parachute payment within the meaning of Section 280G(b)(2) of the Code. Therefore, the actual amounts payable to an executive might be less than the amount indicated in these tables.

In the event any of these persons otherwise voluntarily terminates or is terminated for cause, they would receive any accrued salary and vacation pay through the time of termination, on the same basis as is paid to other salaried employees.

RISK MANAGEMENT AND COMPENSATION

In addition to relying on conservative operating principles generally, the Company designs and evaluates its compensation policies for executive officers and all other employees so as to not create incentives to take undue risks to the institution. In the case of executive officers and other senior personnel, historically most direct compensation has been in the form of salary and in equity awards which vest over a five-year time horizon. When establishing cash bonuses for executives, the Compensation Committee establishes incentives and goals that are consistent with corporate goals and that are reasonably achievable given maximum effort, but that do not encourage unnecessary risk taking; further, the cash bonuses that are determined over a relatively short-term performance horizon at target only represent up to 10%, 15% or 18% depending on position (20% in the case of the Chairman and the President/CEO) of annual salary, a relatively small portion of total compensation, or twice those amounts at the maximum achievement. Even for employees below these compensation levels, the Company's business underwriting standards and related policies, including management supervision and approval processes, minimize the risk that personnel who are compensated for making loans, managing investments or other more discrete functions are able to take excessive risks motivated by their compensation effect.

As a result and on this basis, the Company believes that the risks, if any, arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under provisions adopted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the provisions of the Section 14A of the Exchange Act adopted as a part thereof, publicly-traded companies such as the Company are required to hold an advisory vote of their shareholders at least once every three years to approve the compensation of named executive officers. The compensation is to be approved pursuant to the following resolution: "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved." The Company discloses that information under the headings "Compensation Discussion and Analysis" and "Executive Compensation" herein. The Company currently holds such votes annually. At last year's annual meeting, the Company's shareholders approved the compensation paid to the named executive officers.

As described in "Compensation Discussion and Analysis" above, the Company designs its executive compensation programs with an intent to use compensation to attract and retain talented and highly-experienced personnel and to provide incentives for that personnel to maximize corporate performance. The Compensation Committee particularly focuses on obtaining and retaining the services of highly-experienced personnel, especially those with a long-term commitment to the Company. A portion of the Company's executive officers' compensation is at risk, reflecting the Company's emphasis on pay that reflects performance and drives long-term shareholder value. While the Company recognizes equity ownership by executives and has made equity awards, it believes its awards have been relatively modest in amount. The Company believes its compensation program as a whole is well-suited to promote the Company's objectives in both the short-and long-term.

As an advisory vote, this proposal is not binding on the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation programs, values the opinions expressed by shareholders, and will consider the outcome of the vote when making future compensation decisions regarding the Company's executive compensation programs.

The board unanimously recommends that shareholders vote FOR approval of the compensation of the Company's executive officers as described in this proxy statement.

APPROVAL OF THE BANK MUTUAL CORPORATION 2014 INCENTIVE COMPENSATION PLAN

General

At the annual meeting, shareholders will be asked to approve the 2014 Incentive Plan. The 2014 Incentive Plan was adopted by the Company's board on February 3, 2014, subject to shareholder approval at the annual meeting. The 2014 Incentive Plan is intended to constitute a stock-based and cash incentive plan for the Company, and includes provisions by which the Company may grant directors and key employees stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance share awards and cash bonus awards. No options or awards have yet been granted under the 2014 Incentive Plan, and will not be granted prior to shareholder approval of the 2014 Incentive Plan. See "Executive Compensation" above for information on awards previously made under the 2004 Stock Plan.

The purposes of the 2014 Incentive Plan are to: (a) enable the Company and its affiliated companies to recruit and retain highly qualified directors and key employees; and (b) provide those directors and key employees with an opportunity to share in the success and growth of the Company.

The board believes that adoption of the 2014 Incentive Plan is desirable because it will promote the interests of the Company and its shareholders by continuing and strengthening the Company's ability to retain and attract qualified directors, officers and key employees by encouraging them to maintain a personal interest in the Company's continued success and progress, and by providing a means of linking personal compensation to creation of value for the Company's shareholders. The 2014 Incentive Plan also provides the ability to couple awards with specific performance goals.

The 2014 Incentive Plan is intended to continue and extend the incentives which have been provided under the 2004 Stock Plan, which expired on February 1, 2014 and cannot be used to grant awards after that date. Awards previously granted under the 2004 Stock Plan will remain in effect until they have been exercised or have expired and will be administered in accordance with their terms.

In response to current market compensation trends, the board of directors determined it was in the best interest of the Company to create a new incentive plan. The 2014 Incentive Plan will continue to provide a means to compensate the Company's directors, officers and key employees in a way that is performance-driven, because the value of many of the awards will depend on performance – either of our stock or our corporate performance. Also, using the Company's stock helps us further the identification of or directors and key employees with our shareholders. Structuring such a plan may also have tax benefits to the Company; see "Certain Federal Income Tax Consequences" below. The board also determined to include in provisions in the 2014 Incentive Plan for restricted stock awards, restricted stock unit awards, performance stock awards and cash bonus awards to be coupled with performance goals, and to accommodate changes in tax and accounting treatment of equity-based plans and awards.

The following summary of the 2014 Incentive Plan is qualified by reference to the full text thereof, which is attached as Appendix A to this proxy statement. Capitalized terms not otherwise defined in this proposal have the meanings ascribed to them in the 2014 Incentive Plan.

The board of directors has adopted the 2014 Incentive Plan as in the best interests of the Company and its shareholders. The board unanimously recommends that shareholders vote FOR approval of the 2014 Incentive Compensation Plan as described in this proxy statement.

Stock Subject to the Plan

A total of 3,000,000 Shares may be issued under the 2014 Incentive Plan, all of which may be issued pursuant to the exercise of incentive stock options. No individual may be granted Awards under the 2014 Incentive Plan with respect to more than 200,000 Shares (subject to adjustment) for any given year. Awards under the 2014 Incentive Plan may include Options to purchase Stock of the Company, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Unit Awards, Performance Share Awards and Cash Incentive Awards (collectively, "Awards").

If and to the extent that an Award expires, terminates or is canceled or forfeited for any reason without having been exercised in full, the Shares associated with that Award will again become available for grant under the 2014 Incentive Plan. In the event of any recapitalization, stock split or combination, stock dividend or other similar event or transaction affecting the Shares, equitable substitutions or adjustments will be made by the Administrator, in its sole and absolute discretion, to the aggregate number, type and issuer of the securities reserved for issuance under the 2014 Incentive Plan.

Administration

The 2014 Incentive Plan will be administered by a designated Administrator. For the purposes of granting Awards to Company directors, this shall be the entire board. For other purposes, however, the Administrator shall be the Compensation Committee.

Among other functions, the Administrator will have the authority: (a) to select the persons to whom Awards may from time to time be granted hereunder (consistent with the eligibility conditions set forth in the 2014 Incentive Plan); (b) grants Awards in such form and amount as it shall determine; (c) provide in an Award that vesting will be accelerated in the event of grantee's death or disability, or a change in control or related event; (d) impose limitations, restrictions and conditions upon any Award; (e) waive any such limitations, restrictions or conditions, in whole or in part; (f) modify, extend or renew any Award previously granted; and (g) grant substitute Awards to individuals who were granted awards by a predecessor or affiliated entity.

Subject to the express terms of the 2014 Incentive Plan, all decisions made by the Administrator pursuant to the provisions of the 2014 Incentive Plan will be final and binding on all persons, including the Company and individuals. Neither the board nor any individual director, or other individual acting on its behalf, will be liable for any good faith determination, act or omission in connection with the 2014 Incentive Plan or any Award, and each shall be entitled to indemnification for losses arising or resulting therefrom.

Eligibility

Directors and key employees (as defined and determined by the Administrator) who provide services to the Company or its Affiliates are eligible to be granted Awards under the 2014 Incentive Plan. Approximately 50 directors, officers and key employees will be eligible for consideration to receive awards under the 2014 Incentive Plan. From 2011 through 2013, awards under the 2004 Stock Plan were granted to an average of 34 directors and key employees in each year. Management expects awards in future years to be granted to a similar number of directors and key employees, although there can be no assurances.

Terms of Awards

Vesting

Each Stock Option, Stock Appreciation Right, Restricted Stock Award, and Restricted Stock Unit Award, as described below, shares the same general vesting schedule, to the extent such Awards vest over a set time. Once granted, unless a different period is selected by the Administrator, such an Award becomes vested and exercisable over a three-year period, with 1/3 of the shares covered by the Award vesting one year after the grant date, and an additional 1/3 on each of the second and third anniversaries. However, at the time of the grant, the Administrator may designate a shorter or longer vesting period for any Awards.

Stock Options ("Options")

Options may be awarded to non-employee directors of the Company and to key employees. Each Option will be designated at the time of the grant as either an Incentive Stock Option or a Non-Qualified Stock Option. The purchase price for a share subject to an Option shall not be less than 100% of the fair market value of the share on the grant date; provided, however, that if a grantee will beneficially own greater than 10% of the stock of the Company following the grant, the purchase price of an Incentive Stock Option shall not be less than 110% of the fair market value on the grant date. Each option shall be evidenced by an Award Agreement that shall specify, in additional to other information designated by the Administrator, the number of Options granted, the term of the Option and such other provisions as the Administrator may determine.

Stock Appreciation Rights ("SARs")

SARs may be awarded to non-employee directors of the Company and to key employees. Each SAR will be evidenced by an Award Agreement that specifies the number of SARs granted, the grant price (which shall be not less than the fair market value of a share of Company common stock on the grant date), the term of the SAR, and such other provisions determined by the Administrator. Upon the exercise of SARs, the grantee is entitled to receive, in either cash and/or Shares (as determined by the Administrator), an amount determined by multiplying (a) the difference obtained by subtracting the grant price from the fair market value of a share of Company common stock on the date of exercise, by (b) the number of SARs exercised.

Restricted Stock Awards ("RSAs")

RSAs may be awarded to non-employee directors of the Company and to key employees. The Administrator shall determine the eligible persons to receive RSAs, the number of shares to be covered by the Award, the time or times within which such Awards may be subject to forfeiture and any other terms and conditions the Administrator deems appropriate. RSA grants may be conditioned upon the attainment of performance goals, and are subject to forfeiture under terms dictated by the Administrator prior to the grant. RSAs may be evidenced in any manner deemed appropriate by the Administrator, including book-entry registration of issuance of stock certificates. Each RSA will be evidenced by an Award Agreement

Restricted Stock Unit Awards ("RSUAs")

RSUAs may be awarded to non-employee directors of the Company and to key employees. Each RSUA entitles a grantee to receive shares of common stock or cash payments based upon the fair market value of shares of common stock if conditions predetermined by the Administrator are satisfied. The Administrator shall determine the eligible persons to receive RSUAs, the number of shares to be covered by the Award, the time or times within which such Awards may be subject to forfeiture and any other terms and conditions. RSUA grants may be conditioned upon the attainment of performance goals, and are subject to forfeiture under terms determined by the Administrator. Each RSUA will be evidenced by an Award Agreement.

Performance Share Awards ("PSAs")

PSAs may be awarded to key employees of the Company. Each PSA entitles a grantee to receive shares of common stock if conditions pre-determined by the Administrator are met. These conditions may be performance metrics which may be amended from time to time by the Administrator, such as increases in net income, total shareholder return, return on equity, operating income or profit, capital ratio, share price, and the like, as more fully described in the 2014 Incentive Plan. The Administrator shall determine the eligible persons to receive PSAs, the number of shares to be covered by the Award, the time or times within which such Awards may be subject to forfeiture and any other terms and conditions. PSA grants may be conditioned upon the attainment of performance goals, and are subject to forfeiture under terms dictated by the Administrator. Each PSA will be evidenced by an Award Agreement.

Cash Incentive Awards ("CIAs")

CIAs may be established either alone or in addition to other Awards for the benefit of key employees. The maximum CIA payable to an employee in any fiscal year shall be $400,000. The Administrator shall determine the employees to whom and the time or times at which CIAs shall be granted, and the conditions upon which such Awards will be paid. CIAs may be paid solely on account of the attainment of one or more pre-established, objective performance goals set by the Administrator. These conditions may be performance metrics which may be amended from time to time by the Administrator, such as increases in net income, total shareholder return, return on equity, operating income or profit, capital ratio, share price, and the like, as more fully described in the 2014 Incentive Plan.

New Plan Benefits

Awards to directors and key employees under the Plan are determined by the Administrator in its discretion. As a result, it is not possible to determine the benefits and amounts that will be received by any individual participant or group of participants in the future. Because the 2014 Incentive Plan has not yet been approved, there are no historical data to report. The option and restricted share grants shown in the table below were made during the Company's fiscal year ended December 31, 2013 pursuant to the 2004 Stock Plan for (i) our continuing Named Executive Officers (listed individually), (ii) to the Company's employees who are executive officers (in the aggregate), (iii) to the Company's non-employee directors (in the aggregate), and (iv) to the Company's employees who are not executive officers (in the aggregate).

Name and Position	Dollar Value ($)(1)	Number of Units	
		Options	Restricted Stock
David A. Baumgarten, *President and CEO*	130,130	24,000	20,500
Michael W. Dosland, *Senior Vice President and Chief Financial Officer*	63,860	12,000	10,000
P. Terry Anderegg, *Senior Vice President—Retail Banking of the Bank*	63,860	12,000	10,000
Gregory A. Larson, *Senior Vice President—Director of Commercial Banking of the Bank*	63,860	12,000	10,000
Christopher L. Mayne, *Senior Vice President—Chief Credit Officer of the Bank*	63,860	12,000	10,000
Executive Officers as a Group	354,752	89,000	73,600
Non-Executive Director Group	114,840	88,000	0
Non-Executive Officer Employee Group	925,562	352,000	93,600

(1) The dollar value is computed in the same manner as used in the Summary Compensation Table above.

Equity Compensation Plan Information

The following table shows information as of December 31, 2013, as to securities subject to then-issued awards, and available for issuance of future awards, under Company compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column)
Equity compensation plans approved by security holders (1)	2,955,000	$8.0742	695,983 (2)
Equity compensation plans not approved by security holders	None	None	None
Total	2,955,000	$8.0742	695,983 (2)

(1) All amounts in these columns relate to the 2004 Plan, which was approved by the shareholders in 2004.
(2) Awards were subsequently made in January 2014 but no further awards may be made after February 2, 2014.

Merger, Consolidation or Reorganization; Change in Control

In the event of a merger, consolidation or reorganization with any corporation in which the Company is not the surviving entity or its common stock ceases to be publicly traded, the Administrator shall either (a) act to protect Awards through substitution on an equitable basis of appropriate shares of the surviving entity; or (b) cancel the Awards and cause the Company or corporation assuming the obligations of the Company to pay to the grantee (in the case of Options and SARs) a cash amount equal to the excess the value received by the holder of a share of Company stock as a result of the event, over the exercise price of such Option or the grant price of a SARs, multiplied by the number of shares subject to the Award; or (for Awards that are not Options or SARs), an amount of cash or stock based on the value of the property received by the holder of a share of Company stock as a result of the event. In the event of a Change in Control, the Administrator may, in its discretion, cancel any outstanding Awards and make the payments referenced in (b) above.

Shareholder Rights

A grantee has no rights to vote any Shares covered by an Award until he or she has become the holder of record of such share(s).

Transferability

Except as permitted by the 2014 Incentive Plan or a grantee's Award Agreement, an Award may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, prior to vesting (or exercise in the case of Options and SARs).

Amendment, Modification and Term of Plan

The board may amend, modify, suspend, or terminate the 2014 Incentive Plan at any time. However, except as otherwise provided in the 2014 Incentive Plan, no amendment, alteration or discontinuation will be made which would impair the rights of a grantee with respect to an Award without that grantee's consent. The 2014 Incentive Plan will be effective as of May 5, 2014 (subject to shareholder approval) will continue in effect until the earliest of (a) the date on which it is terminated by the board or (b) the date on which no Shares remain available for issuance under the 2014 Incentive Plan; provided, however, that Awards granted prior to the 2014 Incentive Plan's termination may extend beyond that termination.

Withholding

The Company shall have the power to deduct or withhold, or require a grantee to remit to the Company, an amount sufficient to satisfy Federal, state and local taxes (such as FICA obligations). For withholding required upon the exercise of Options or SARs, grantees may elect to satisfy withholding, in whole or in part, by having the Company withhold shares having a fair market value on the date the tax is to be determined equal to the minimum statutory total tax that could be imposed.

Certain Federal Income Tax Consequences

The following is a brief summary of the Company's understanding of the principal income tax consequences under the Code of grants or awards made under the Plan based upon the applicable provisions of the Code in effect on the date hereof.

Nonqualified Stock Options ("NSOs")

An optionee will not recognize taxable income at the time an NSO is granted. Upon exercise of the NSO, an optionee will recognize compensation income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. The amount of such difference will be a deductible expense to the Company for tax purposes. On a subsequent sale or exchange of shares acquired pursuant to the exercise of an NSO, the optionee will recognize a taxable gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of such shares. The tax basis will, in general, be the amount paid for the shares plus the amount treated as compensation income at the time the shares were acquired pursuant to the exercise of the option.

Incentive Stock Options ("ISOs")

Neither the grant nor exercise of an ISO will generally have any federal income tax consequences for an optionee. The amount by which the fair market value of the shares acquired upon the exercise of an ISO exceeds the option price as of the date of exercise, however, is an item of "tax preference" for purposes of computing the alternative minimum tax on individuals. If an optionee has held the shares acquired on the exercise of an ISO for at least two years from the date of the grant of the option and at least one year from the date of exercise, the optionee will recognize taxable long-term capital gain or loss upon a subsequent disposition of the shares. In such circumstances, no deduction would be allowed to the Company for federal income tax purposes in connection with the grant or exercise of the option or the transfer of shares acquired upon such exercise. If, however, the optionee disposes of his or her shares within the holding periods described above, (i) the optionee will recognize ordinary income in an amount equal to the difference between the fair market value of such shares on the date of exercise and the option price, provided that, if the disposition is a sale or exchange with respect to which a loss (if sustained) would be recognized by the optionee and the amount realized from such sale or exchange is less than the fair market value on the exercise date, then the ordinary income will be limited to the excess of the amount realized upon the sale or exchange of the shares over the option price; (ii) the Company will be entitled to a deduction for such year in the amount of the ordinary income so recognized; and (iii) the optionee will recognize capital gain or loss, as the case may be, in an amount equal to the difference between the amount realized upon such sale or exchange of the shares and the sum of the option price plus the amount of ordinary income, if any, recognized upon such disposition.

Stock Appreciation Rights.

A grantee will not recognize taxable income at the time an SAR is granted. Upon exercise of the SAR, the grantee will recognize compensation income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. The amount of such difference will be a deductible expense to the Company for tax purposes. On a subsequent sale or exchange of shares acquired pursuant to the exercise of an SAR, the grantee will recognize a taxable gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of such shares. The tax basis will, in general, be the fair market value of the shares on the date the shares were acquired pursuant to the exercise of the SAR.

Restricted Stock; Restricted Stock Unit Awards

A grantee will not recognize income at the time an award of restricted stock is made under the 2014 Incentive Plan, unless the grantee makes the election described below. However, a grantee who has not made the election will recognize ordinary income at the time the restrictions on the common stock lapse. The ordinary income recognized will be in an amount equal to the fair market value of the restricted stock at such time. A grantee may elect, under Section 83(b) of the Code, within 30 days of the stock grant to recognize taxable ordinary income on the date of grant equal to the excess of the fair market value of the shares (determined without regard to the restrictions) on such date over the amount, if any, paid for such shares. The Company will generally be entitled to a deduction equal to the amount that is taxable as ordinary income to the grantee in the year that such income is taxable.

The holding period to determine whether the grantee has long-term or short-term capital gain or loss on a subsequent sale of the stock generally begins when the restriction period expires and the tax basis for such shares will generally be based on the fair market value of the shares on such date. However, if the grantee has made an election under Section 83(b), the holding period will commence on the date of grant and the tax basis will be equal to the fair market value of shares on such date (determined without regard to the restrictions).

Restricted Stock Units; Performance Award Shares.

An individual who has been granted RSUs or PSAs will not recognize taxable income until the applicable award cycle expires and the individual is in receipt of the stock distributed in payment of the award, at which time such individual will realize compensation income equal to the full fair market value of the shares delivered. The Company is generally entitled to an income tax deduction for any compensation income taxed to the grantee.

Cash Incentive Awards.

A grantee will recognize taxable income upon payment of a cash incentive award and the payment will be a deductible expense to the Company for tax purposes.

Section 162(m) Limit on Compensation.

Section 162(m) of the Code limits the deduction the Company can take for compensation paid to the Company's CEO and three other highest paid officers (other than the Company's principal financial officer), determined as of the end of each year, to $1,000,000 per year per individual. However, certain performance-based compensation that meets the requirements of Section 162(m) does not have to be included as part of the $1,000,000 limit. The 2014 Equity Plan is designed so that awards granted to the covered individuals may meet the Section 162(m) requirements for performance-based compensation if the awards are based upon the satisfaction of one or more pre-established performance goals.

Vote Required

The 2014 Equity Plan will be approved if the proposal receives the affirmative vote of a majority of the shares represented at the meeting and entitled to vote, assuming a quorum is present. **The board unanimously recommends that shareholders vote FOR approval of the 2014 Incentive Compensation Plan.**

CERTAIN TRANSACTIONS AND RELATIONSHIPS WITH THE COMPANY

General Principles

Bank Mutual Corporation has a policy that transactions, if any, between the Company, on the one hand, and its executive officers or directors (or related party), on the other hand, must be on a basis that is fair and reasonable to the Company, and in accordance with Bank Mutual Corporation's code of ethics, banking laws and regulations and other policies. Lending transactions between the Bank and such a person that are on the same terms and conditions as applied to others must be approved in advance by the board of directors or the executive committee of the Bank and also must be brought to the attention of the Company's board of directors; depository transactions on the same terms and conditions as other customers do not need approval. Any other transactions with the Company's directors or executive officers, or their related parties, must be approved by either a disinterested majority of the Company's board of directors or by its Audit Committee.

Banking Relationships

The Bank has had, and expects to continue to have, regular business dealings with its officers and directors, as well as their associates and the firms that they serve. The Company follows applicable banking laws and regulations with respect to those relationships. The Bank's historical policy has been that transactions, including loans, deposits and other securities, with its or the Company's directors and executive officers be on terms that are no more favorable to the director or executive officer than the Bank would provide to unaffiliated third parties; however, the Bank maintains certain limited preferential loan programs for the benefit of other Bank non-executive officers and employees. Directors and executive officers, and their associates, regularly deposit funds with the Bank; the deposits are made on the same terms and conditions which are offered to other depositors.

Certain directors and executive officers are, or in 2013 were, indebted to the Bank for loans made in the ordinary course of business. Those loans were made in the ordinary course of business and have been on substantially the same terms, including interest rates and collateral, as those then prevailing for comparable transactions with other persons. These loans do not involve more than the normal risk of collectability or present other unfavorable or preferential features. During 2013, Mr. Carter and a trust established for Mr. Buestrin's daughter each had an outstanding ordinary course, non-preferential residential mortgage loan from the Bank, and Mr. Mayne had an outstanding overdraft account balance, made on the same terms as those offered to the Bank's other customers. In addition, all of the directors and executive officers had deposit accounts with the Bank; these accounts are on the same terms and conditions that are offered to the Bank's other customers. The board has considered these relationships when determining which directors are "independent" and has concluded that they do not affect independence.

Family Relationships

Michael T. Crowley III, the adult son of Mr. Crowley Jr., is the Vice President–Bank Office Administration for the Southeast Region of the Bank. In 2013, his annual base salary was $96,400, and he earned a bonus of $18,220 and was granted options to purchase 5,000 shares; he was also granted options to purchase 3,500 shares in 2014. Mr. Crowley III participates in other Bank benefit plans on the same basis as other salaried employees of the Bank, and does not have an employment agreement with the Company or the Bank.

Michael T. Crowley Sr., the father of Mr. Crowley Jr., was a director of Bank Mutual Corporation until 2004. In addition, he was a director and executive officer of the Bank until his retirement in 2005. The Company makes various post-retirement payments to Mr. Crowley Sr. as described below.

Deferred Compensation Agreement. The Bank maintained a deferred compensation arrangement with Mr. Crowley Sr. for over 25 years under which it agreed to defer part of Mr. Crowley Sr.'s compensation in exchange for compensation payments at a later date. The precise provisions were modified from time to time, most recently in 1998. To fund this obligation, the Bank purchased a life insurance policy on Mr. Crowley Sr. The policy is fully paid, and the Bank believes the arrangement is fully funded.

Upon Mr. Crowley Sr.'s retirement in May 2005, he began to receive a monthly payment of $10,607, to be received through May 2015. The monthly installments are equal to the amount that would be payable to the Bank under the life insurance policy if the Bank exercised a settlement option under the policy equal to a 10-year payment period. If Mr. Crowley Sr. dies before May 2015, the amounts otherwise payable to him will be paid to a beneficiary or beneficiaries named by him or to his estate. Under his employment agreement as in effect when he retired, Mr. Crowley Sr. also receives continuing medical insurance benefits in retirement, valued at $19,570 in 2013.

Defined Benefit Retirement Plans. As a consequence of his retirement, Mr. Crowley Sr. participates in the Company's qualified defined benefit pension plan and the Supplemental Plan, both as described in "Executive Compensation" above. Under the qualified plan, Mr. Crowley Sr. had more than 70 years of service with the Bank prior to his retirement, and received $105,963 in 2013, in accordance with the plan, reflecting Code limits. In addition, as a consequence of the legal limits described above, Mr. Crowley Sr. also received approximately $297,288 in 2013, under the supplemental non-qualified plan; these amounts are paid out of a rabbi trust maintained by the Company.

REPORT OF THE AUDIT COMMITTEE

The functions of the Audit Committee of the Bank Mutual Corporation board of directors include meeting with the Company's independent registered public accounting firm and making recommendations to the board regarding our independent registered public accounting firm; assessing the adequacy of internal controls over financial reporting, accounting methods and procedures; reviewing public disclosures required for compliance with securities laws; and considering and reviewing various other matters relating to the Company's financial accounting and reporting. No member of the Audit Committee is employed by or has any other material relationship with the Company. The members of the Audit Committee are "independent" as defined in Rule 5605(a)(2) of the The Nasdaq Marketplace Rules, applicable to companies listed on The Nasdaq Stock Market. The board of directors has adopted a written charter for the Audit Committee and reviews and reaffirms that charter annually. A copy of the charter is available on the Company's website.

In connection with its function to oversee and monitor the financial reporting process of the Company, the Audit Committee has done the following:

- reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2013 with Bank Mutual Corporation management;
- discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm for 2013, those matters that are required to be discussed by Public Company Accounting Oversight Board ("PCAOB") Ethics and Independence Rule 3526, "Communication with Audit Committees," and SEC Regulation S-X, Rule 2-07 "Communication with Audit Committees"; and
- received the written disclosures from Deloitte & Touche LLP required by applicable requirements of the PCAOB regarding Deloitte & Touche LLP's communications with the audit committee concerning independence, and has discussed with Deloitte & Touche LLP its independence.

Based on the foregoing, the Audit Committee recommended to the board that those audited financial statements be included in the Company's annual report on Form 10-K for the year ended December 31, 2013.

In addition, the Audit Committee also considered the fees paid to Deloitte & Touche LLP for services provided by Deloitte & Touche LLP during 2013. See "Independent Registered Public Accounting Firm" below. The Committee believes that the provision of the non-audit services is compatible with maintaining Deloitte & Touche LLP's independence.

Members of the Audit Committee:

Richard A. Brown, Chairman
Thomas H. Buestrin
William J. Mielke
Robert B. Olson

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Deloitte & Touche LLP audited the Company's financial statements for the years ended December 31, 2013 and 2012. The Audit Committee has decided, subject to shareholder ratification, to appoint Deloitte & Touche LLP, certified public accountants, as the independent registered public accounting firm to audit the Company's financial statements for the year ending December 31, 2014.

Although not required by law to submit the appointment to a vote by shareholders, the Audit Committee and the board believe it appropriate, as a matter of policy, to request that the shareholders ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for 2014. If the shareholders should not so ratify, the Audit Committee will reconsider the appointment.

Representatives of Deloitte & Touche LLP are expected to be present at the 2014 annual meeting to respond to appropriate questions and to make a statement if they so desire.

Fees Paid to Independent Registered Public Accounting Firm

Fees (including reimbursements for out-of-pocket expenses) paid to Deloitte & Touche LLP for services relating to 2013 and 2012 were as follows:

	2013	**2012**
Audit fees:	$533,850	$509,500
Audit-related fees:	0	0
Tax fees:	97,730	54,900
All other fees:	0	0

Tax services consisted of tax compliance and advice, including tax return assistance and consulting services related to tax accounting method changes. The Audit Committee considered the compatibility of non-audit services by Deloitte & Touche LLP with the maintenance of that firm's independence.

Audit Committee Pre-Approval Policy

The Audit Committee generally approves all engagements of the independent registered public accounting firm in advance, including approval of the related fees. The Audit Committee approves individual projects and the approved levels of fees for each. Management must have such projects approved by the Audit Committee. Projects of the types approved in general by the Audit Committee for which fees total less than $10,000 in each case may be approved by management with the concurrence of the chairman of the Audit Committee, subject to review and approval by the Audit Committee at its next meeting. There were no services or fees in 2013 or 2012 that were not approved in advance by the Audit Committee or its chairman under this policy.

The board unanimously recommends that shareholders vote FOR approval of the Deloitte & Touche LLP, certified public accountants, as the independent registered public accounting firm to audit the Company's financial statements for the year ending December 31, 2014.

SHAREHOLDER PROPOSALS AND NOTICES

Shareholder proposals must be received by the corporate secretary of Bank Mutual Corporation no later than November 10, 2014, in order to be considered for inclusion in next year's annual meeting proxy materials pursuant to the SEC's Rule 14a-8 under the Securities Exchange Act.

Under SEC rules relating to the discretionary voting of proxies at shareholder meetings, if a proponent of a matter for shareholder consideration (other than a shareholder proposal under Rule 14a-8 described above) fails to appropriately notify Bank Mutual Corporation of the matter at least 45 days prior to the month and day of mailing the prior year's proxy statement, then management proxies are allowed to use their discretionary voting authority with respect to such a matter if it is raised at the annual meeting, without any discussion of the matter in the proxy statement. Therefore, for inclusion, any such matters must be received by the Company by no later than January 24, 2015, in the case of the 2015 annual meeting of shareholders. If such a notice is not received, the persons voting the proxies may use their discretion on any such matter. The Company is not aware of any such proposals for the 2014 annual meeting.

In addition, as a separate requirement, the Company's bylaws also require that any nomination of a director or submission of a matter for consideration of the meeting must be presented, with specified accompanying information, to Bank Mutual Corporation's corporate secretary at least 70, but not more than 100, days before the scheduled date for the next annual meeting of shareholders. No such submissions under the bylaws have been received by the Company for the 2014 annual meeting. Assuming that the 2015 annual meeting is held as scheduled on May 4, 2015, the period in which materials must be received is between January 23, 2015, and February 24, 2015, for the 2015 annual meeting in order to be considered.

By Order of the Board of Directors

James P. Carter
Vice President and Secretary

Milwaukee, Wisconsin
March 10, 2014

A copy, without exhibits, of Bank Mutual Corporation's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2013 is attached to this proxy statement. The Company will provide an additional copy of the 10-K, without exhibits, without charge to any record or beneficial owner of Company common stock upon the written request of that person directed to: James P. Carter, Vice President and Secretary, Bank Mutual Corporation, 4949 West Brown Deer Road, Milwaukee, Wisconsin 53223. The 10-K provides a list of exhibits, which will be provided for a reasonable fee to reflect duplication and mailing costs; exhibits are also available through the SEC's website at www.sec.gov.

Multiple Shareholders Sharing the Same Address. In some cases, there are multiple shareholders of record at a single address. The Company is sending a single annual report and proxy statement to that address unless the Company received instructions to the contrary. Each shareholder of record, however, will continue to receive a separate proxy card. This practice, known as "householding," is designed to reduce printing and postage costs. If you wish to receive separate copies of the annual report and proxy statement now or in the future, or to discontinue householding entirely, you may call the Company's transfer agent, Registrar and Transfer Company, at (800) 368-5948, contact it by e-mail at info@rtco.com, or provide written instructions to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572.

If you receive multiple copies of the annual report and proxy statement, you also may contact the transfer agent at the telephone number or address above to request householding. If your shares are held in street name through a bank, broker or other holder of record, you may request householding by contacting that bank, broker or other holder of record.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2013**

Commission file number: **000-31207**

BANK MUTUAL CORPORATION
(Exact name of registrant as specified in its charter)

Wisconsin	**39-2004336**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4949 West Brown Deer Road, Milwaukee, Wisconsin	**53223**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(414) 354-1500**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 Par Value	**The NASDAQ Stock Market LLC**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes _______ No __X__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes _______ No __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__ No _______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.)
Yes __X__ No _______

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer _____ Accelerated filer __X__ Non-accelerated filer _____ Smaller reporting company _____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the act).
Yes _______ No __X__

As of February 28, 2014, 46,551,284 shares of Common Stock were validly issued and outstanding. The aggregate market value of the Common Stock (based upon the $5.64 last sale price on The NASDAQ Global Select Market on June 28, 2013, the last trading date of the Company's second fiscal quarter) held by non-affiliates (excluding outstanding shares reported as beneficially owned by directors and executive officers; does not constitute an admission as to affiliate status) was approximately $242.8 million.

Documents Incorporated by Reference	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for Annual Meeting of Shareholders on May 5, 2014	Part III

BANK MUTUAL CORPORATION

FORM 10-K ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2013

Table of Contents

Part I

Cautionary Statement

This report contains or incorporates by reference various forward-looking statements concerning the Company's prospects that are based on the current expectations and beliefs of management. Forward-looking statements may contain, and are intended to be identified by, words such as "anticipate," "believe," "estimate," "expect," "objective," "projection," "intend," and similar expressions; the use of verbs in the future tense and discussions of periods after the date on which this report is issued are also forward-looking statements. The statements contained herein and such future statements involve or may involve certain assumptions, risks, and uncertainties, many of which are beyond the Company's control, that could cause the Company's actual results and performance to differ materially from what is stated or expected. In addition to the assumptions and other factors referenced specifically in connection with such statements, the following factors could impact the business and financial prospects of the Company: general economic conditions, including volatility in credit, lending, and financial markets; weakness and declines in the real estate market, which could further affect both collateral values and loan activity; periods of relatively high unemployment or economic weakness and other factors which could affect borrowers' ability to repay their loans; negative developments affecting particular borrowers, which could further adversely impact loan repayments and collection; legislative and regulatory initiatives and changes, including action taken, or that may be taken, in response to difficulties in financial markets and/or which could negatively affect the rights of creditors; monetary and fiscal policies of the federal government; the effects of further regulation and consolidation within the financial services industry, including substantial changes under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"); regulators' strict expectations for financial institutions' capital levels and restrictions imposed on institutions, as to payments of dividends or otherwise, to maintain or achieve those levels, including the possible effects of new regulatory capital requirements under Basel III; pending and/or potential rulemaking or other actions by the Consumer Financial Protection Bureau ("CFPB"); potential regulatory or other actions affecting the Company or the Bank; potential changes in the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"), which could impact the home mortgage market; increased competition and/or disintermediation within the financial services industry; changes in tax rates, deductions and/or policies; potential further changes in Federal Deposit Insurance Corporation ("FDIC") premiums and other governmental assessments; changes in deposit flows; changes in the cost of funds; fluctuations in general market rates of interest and/or yields or rates on competing loans, investments, and sources of funds; demand for loan or deposit products; illiquidity of financial markets and other negative developments affecting particular investment and mortgage-related securities, which could adversely impact the fair value of and/or cash flows from such securities; changes in customers' demand for other financial services; the Company's potential inability to carry out business plans or strategies; changes in accounting policies or guidelines; natural disasters, acts of terrorism, or developments in the war on terrorism; the risk of failures in computer or other technology systems or data maintenance, or breaches of security relating to such systems; and the factors discussed in "Item 1A. Risk Factors," as well as Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 1. Business

The discussion in this section should be read in conjunction with "Item 1A. Risk Factors," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," "Item 7A. Quantitative and Qualitative Disclosures about Market Risk," and "Item 8. Financial Statements and Supplementary Data."

General

Bank Mutual Corporation (the "Company") is a Wisconsin corporation headquartered in Milwaukee, Wisconsin. The Company owns 100% of the common stock of Bank Mutual (the "Bank") and currently engages in no substantial activities other than its ownership of such stock. Consequently, the Company's net income and cash flows are derived primarily from the Bank's operations and capital distributions. The Company is regulated as a savings and loan holding company by the Board of Governors of the Federal Reserve ("FRB"). The Company's common stock trades on The NASDAQ Global Select Market under the symbol BKMU.

The Bank was founded in 1892 and is a federally-chartered savings bank headquartered in Milwaukee, Wisconsin. It is regulated by the Office of the Comptroller of the Currency ("OCC") and its deposits are insured within limits established by the FDIC. The Bank's primary business is community banking, which includes attracting deposits from and making loans to the general public and private businesses, as well as governmental and non-profit entities. In addition to deposits, the Bank obtains funds through borrowings from the Federal Home Loan Bank ("FHLB") of Chicago. These funding sources are principally used to originate loans, including commercial and industrial loans, multi-family residential loans, non-residential commercial real estate loans, one- to four-family loans, home equity loans, and other consumer loans. From time-to-time the Bank also purchases and/or participates in loans from third-party financial institutions and is an active seller of residential loans in the secondary market. It also invests in mortgage-related and other investment securities.

The Company's principal executive office is located at 4949 Brown Deer Road, Milwaukee, Wisconsin, 53223, and its telephone number at that location is (414) 354-1500. The Company's website is www.bankmutualcorp.com. The Company will make available through that website, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, as soon as reasonably practical after the Company files those reports with, or furnishes them to, the Securities and Exchange Commission ("SEC"). Also available on the Company's website are various documents relating to the corporate governance of the Company, including its Code of Ethics and its Code of Conduct.

Market Area

At December 31, 2013, the Company had 75 banking offices in Wisconsin and one in Minnesota. At June 30, 2013, the Company had a 1.40% market share of all deposits held by FDIC-insured institutions in Wisconsin. The Company is the fourth largest financial institution headquartered in Wisconsin, based on deposit market share.

The largest concentration of the Company's offices is in southeastern Wisconsin, consisting of the Milwaukee Metropolitan Statistical Area ("MSA"), the Racine MSA, and the Kenosha, Wisconsin, and Lake County, Illinois MSA. The Company has 26 offices in these MSAs. The Company has also five offices in south central Wisconsin, consisting of the Madison MSA and the Janesville/Beloit MSA, as well as six other offices in communities in east central Wisconsin.

The Company also operates 20 banking offices in northeastern Wisconsin, including the Green Bay MSA. A few of the offices in this region are located near the Michigan border. Therefore, the Company also draws customers from the upper peninsula of Michigan. Finally, the Company has 18 offices in northwestern Wisconsin, including the Eau Claire MSA, and one office in Woodbury, Minnesota, which is part of the Minneapolis-St. Paul MSA.

The services provided through the Company's banking offices are supplemented by services offered through a customer service call center, 24-hour phone banking, internet banking services, and ATMs located in the Company's market areas.

Competition

The Company faces significant competition in attracting deposits, making loans, and selling other financial products and services. Wisconsin has many banks, savings banks, savings and loan associations, and tax-exempt credit unions, which offer the same types of banking products and services as the Company. The Company also faces competition from other types of financial service companies, such as mortgage brokerage firms, finance companies, insurance companies, investment brokerage firms, and mutual funds. As a result of electronic commerce, the Company also competes with financial service providers outside of Wisconsin.

Many of the Company's competitors have greater resources and/or offer services that the Company currently does not provide. For example, the Company does not offer trust services. However, the Company does offer mutual fund investments, tax-deferred annuities, credit life and disability insurance, property and casualty insurance, and brokerage services through a subsidiary, BancMutual Financial & Insurance Services, Inc.

Lending Activities

General At December 31, 2013, the Company's total loans receivable was $1.5 billion or 64.3% of total assets. The Company's loan portfolio consists of loans to both commercial and retail borrowers. Loans to commercial borrowers include loans secured by real estate such as multi-family properties, non-residential commercial properties (referred to as "commercial real estate"), and construction and development projects secured by these same types of properties, as well as land. In addition, commercial loans include loans to businesses that are not secured by real estate (referred to as "commercial and industrial loans"). Loans to retail borrowers include loans to individuals that are secured by real estate such as one- to four-family first mortgages, home equity term loans, and home equity lines of credit. In addition, retail loans include student loans, automobile loans, and other loans not secured by real estate (collectively referred to as "other consumer loans"). The Company's classification of loans as commercial and retail represents a "line of business" classification format, which is a change from prior years when the classification format focused on loan collateral type (i.e., mortgage and non-mortgage). Prior years' data in this report has been presented in accordance with this revised classification format.

The nature, type, and terms of loans originated or purchased by the Company are subject to federal and state laws and regulations. The Company has no significant concentrations of loans to particular borrowers or to borrowers engaged in similar activities. In addition, the Company limits its lending activities primarily to borrowers and related loan collateral located in its market areas, which consist of Wisconsin and contiguous regions of Illinois, Minnesota, and northern Michigan, as previously described. For specific information related to the Company's loans receivable for the periods covered by this report, refer to "Financial Condition—Loans Receivable" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Commercial and Industrial Loans At December 31, 2013, the Company's portfolio of commercial and industrial loans was $166.8 million or 10.1% of its gross loans receivable. This portfolio consists of loans and lines of credit to businesses for equipment purchases, working capital, debt refinancing or restructuring, business acquisition or expansion, Small Business Administration ("SBA") loans, and domestic standby letters of credit. Typically, these loans are secured by general business security agreements and personal guarantees. The Company offers variable, adjustable, and fixed-rate commercial and industrial loans. The Company also has commercial and industrial loans that have an initial period where interest rates are fixed, generally one to five years, and thereafter are adjustable based on various market indices. Fixed-rate loans are priced at either a margin over various market indices with maturities that correspond to the maturities of the notes or to match competitive conditions and yield requirements. Term loans are generally amortized over a three to seven year period. Commercial lines of credit generally have a term of one year and are subject to annual renewal thereafter. The Company performs an annual credit review of all commercial and industrial borrowers having an exposure to the Company of $500,000 or more.

Multi-family and Commercial Real Estate Loans At December 31, 2013, the Company's aggregate portfolio of multi-family and commercial real estate loans was $542.4 million or 32.8% of its gross loans receivable. The Company's multi-family and commercial real estate loan portfolios consist of fixed-rate and adjustable-rate loans originated at prevailing market rates usually tied to various market indices. This portfolio generally consists of loans secured by apartment buildings, office buildings, retail centers, warehouses, and industrial buildings. Loans in this portfolio may be secured by either owner or non-owner occupied properties. Loans in this portfolio typically do not exceed 80% of the lesser of the purchase price or an independent appraisal by an appraiser designated by us. Loans originated with balloon maturities are generally amortized on a 25 to 30 year basis with a typical balloon term of 3 to 5 years.

Loans secured by multi-family and commercial real estate are granted based on the income producing potential of the property, the financial strength and/or income producing potential of the borrower, and the appraised value of the property. In most cases, the Company also obtains personal guarantees from the principals involved. The Company's approval process includes a review of the other debt obligations and overall sources of cash flow available to the borrower and guarantors. The property's expected net operating income must be sufficient to cover the payments relating to the outstanding debt. The Company generally requires an assignment of rents or leases to be assured that the cash flow from the property will be used to repay the debt. Appraisals on properties securing multi-family and larger commercial real estate loans are performed by independent state certified or licensed fee appraisers approved by the board of directors. Title and hazard insurance are required as well as flood insurance, if applicable. Environmental assessments are performed on certain multi-family and commercial real estate loans in excess of $1.0 million, as well as all loans secured by certain properties that the Company considers to be "environmentally sensitive." In addition, the Company performs an annual credit review of its multi-family and commercial real estate loans over $500,000.

Loans secured by multi-family and commercial real estate properties are generally larger and involve a greater degree of credit risk than one- to four-family residential mortgage loans. Such loans typically involve large balances to single borrowers or groups of related borrowers. The Bank has internal lending limits to single borrowers or a group of related borrowers that are adjusted from time-to-time, but are generally well below the Bank's legal lending limit of approximately $41 million as of December 31, 2013. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Furthermore, borrowers' problems in areas unrelated to the properties that secure the Company's loans may have an adverse impact on such borrowers' ability to comply with the terms of the Company's loans.

Construction and Development Loans At December 31, 2013, the Company's portfolio of construction and development loans was $199.5 million or 12.1% of its gross loans receivable. These loans typically have terms of 18 to 24 months, are interest-only, and carry variable interest rates tied to the prime rate. Disbursements on these loans are based on draw requests supported by appropriate lien waivers. Construction loans typically convert to permanent loans at the completion of a project, but may or may not remain in the Company's loan portfolio depending on the competitive environment for permanent financing at the end of the construction term. Development loans are typically repaid as the underlying lots or housing units are sold. Construction and development loans are generally considered to involve a higher degree of risk than mortgage loans on completed properties. The Company's risk of loss on a construction and development loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction, the estimated cost of construction, the appropriate application of loan proceeds to the work performed, and the borrower's ability to advance additional construction funds if necessary. In addition, in the event a borrower defaults on the loan during its construction phase, the construction project often needs to be completed before the full value of the collateral can be realized by the Company. The Company performs an annual credit review of its construction and development loans over $500,000.

Residential Mortgage Loans At December 31, 2013, the Company's portfolio of one- to four-family first mortgage loans was $490.2 million or 29.9% of its gross loans receivable. Most of these loans are owner-occupied; however, the Company also originates first mortgage loans secured by second homes, seasonal homes, and investment properties.

The Company originates primarily conventional fixed-rate residential mortgage loans and adjustable-rate residential mortgage ("ARM") loans with maturity dates up to 30 years. Such loans generally are underwritten to Fannie Mae standards. In general, ARM loans are retained by the Company in its loan portfolio. Conventional fixed-rate residential mortgage loans are generally sold in the secondary market without recourse, although the Company typically retains the servicing rights to such loans. From time-to-time, the Company may elect to retain in its loan portfolio conventional fixed-rate loans with maturities of up to 15 years. The Company also originates "jumbo" single family mortgage loans in excess of the Fannie Mae maximum loan amount, which was $417,000 for single family homes in its primary market areas in 2013. Fannie Mae has higher limits for two-, three- and four-family homes. The Company generally retains fixed-rate jumbo single family mortgage loans in its portfolio.

From time-to-time the Company also originates fixed-rate and ARM loans under special programs for low- to moderate-income households and first-time home buyers. These programs are offered to help meet the credit needs of the communities the Company serves and are retained by the Company in its loan portfolio. Among the features of these programs are lower down payments, no mortgage insurance, and generally less restrictive requirements for qualification compared to the Company's conventional one- to four-family mortgage loans. These loans generally have maturities up to 30 years.

From time-to-time the Company also originates loans under programs administered by various federal and state government agencies such as the State Veteran's Administration ("State VA"), the Wisconsin Housing and Economic Development Authority ("WHEDA"), the U.S. Department of Agriculture ("USDA") Guaranteed Rural Housing Program, and the Federal Housing Administration ("FHA"). Loans originated under these programs may or may not be held by the Company in its loan portfolio and the Company may or may not retain the servicing rights for such loans.

ARM loans pose credit risks different from the risks inherent in fixed-rate loans, primarily because as interest rates rise, the underlying payments from the borrowers increase, which increases the potential for payment default. At the same time, the marketability and/or value of the underlying property may be adversely affected by higher interest rates. ARM loans generally have an initial fixed-rate term of one to seven years. Thereafter, they are adjusted on an annual basis up to a maximum of 200 basis points per year. The Company originates ARM loans with lifetime caps set at 6% above the origination rate. Monthly payments of principal and interest are adjusted when the interest rate adjusts. The Company does not offer ARM loans with negative amortization or with interest-only payment features. The Company currently utilizes the monthly average yield on United States treasury securities, adjusted to a constant maturity of one year ("constant maturity treasury index") as the base index to determine the interest rate payable upon the adjustment date of ARM loans. Some of the ARM loans are granted with conversion options that provide for terms of up to seven years in which the borrower may convert the ARM loan to a fixed-rate mortgage loan. The terms at which the ARM loan may be converted to a fixed-rate loan are established at the date of loan origination and are set to allow the Company to sell the loan into the secondary market upon conversion. The volume and types of ARM loans the Company originates have been affected by the level of market interest rates, competition, consumer preferences, and the availability of funds. ARM loans are susceptible to early prepayment during periods of lower interest rates as borrowers refinance into fixed-rate loans.

The Company requires an appraisal of the real estate that secures a residential mortgage loan, which must be performed by an independent certified appraiser approved by the board of directors. A title insurance policy is required for all real estate first mortgage loans. Evidence of adequate hazard insurance and flood insurance, if applicable, is required prior to closing. Borrowers are required to make monthly payments to fund principal and interest as well as private mortgage insurance and flood insurance, if applicable. With some exceptions for lower loan-to-value ratio loans, borrowers are also generally required to escrow in advance for real estate taxes. Generally, no interest is paid on these escrow deposits. If borrowers with loans having a lower loan-to-value ratio want to handle their own taxes and insurance, an escrow waiver fee is charged. With respect to escrowed real estate taxes, the Company generally makes this disbursement directly to the borrower as obligations become due.

The Company's staff underwriters review all pertinent information prior to making a credit decision on an application. All recommendations to deny are reviewed by a designated senior officer of the Company, in addition to staff underwriters, prior to the final disposition of the application. The Company's lending policies generally limit the maximum loan-to-value ratio on single family mortgage loans secured by owner-occupied properties to 95% of the lesser of the appraised value or purchase price of the property. This limit is lower for loans secured by two-, three-, and four-family homes. Loans above 80% loan-to-value ratios are subject to private mortgage insurance to reduce the Company's exposure to less than 80% of value, except for certain low to moderate income loan program loans.

In addition to servicing the loans in its own portfolio, the Company continues to service most of the loans that it sells to Fannie Mae and other third-party investors ("loans serviced for others"). Servicing mortgage loans, whether for its own portfolio or for others, includes such functions as collecting monthly principal and interest payments from borrowers, maintaining escrow accounts for real estate taxes and insurance, and making certain payments on behalf of borrowers. When necessary, servicing of mortgage loans also includes functions related to the collection of delinquent principal and interest payments, loan foreclosure proceedings, and disposition of foreclosed real estate. As of December 31, 2013, loans serviced for others amounted to $1.1 billion. These loans are not reflected in the Company's Consolidated Statements of Financial Condition.

When the Company services loans for others, it is compensated through the retention of a servicing fee from borrowers' monthly payments. The Company pays the third-party investors an agreed-upon yield on the loans, which is generally less than the interest agreed to be paid by the borrowers. The difference, typically 25 basis points or more, is retained by the Company and recognized as servicing fee income over the lives of the loans, net of amortization of capitalized mortgage servicing rights ("MSRs"). The Company also receives fees and interest income from ancillary sources such as delinquency charges and float on escrow and other funds.

Management believes that servicing mortgage loans for third parties partially mitigates other risks inherent in the Company's mortgage banking operations. For example, fluctuations in volumes of mortgage loan originations and resulting gains on sales of such loans caused by changes in market interest rates will generally be offset by opposite changes in the amortization of the MSRs. These fluctuations are usually the result of actual loan prepayment activity and/or changes in management expectations for future prepayment activity, which impacts the amount of MSRs amortized in a given period. However, fluctuations in the recorded value of MSRs may also be caused by valuation allowances required to be recognized under generally accepted accounting principles ("GAAP"). That is, the value of servicing rights may fluctuate because of changes in the future prepayment assumptions or discount rates used to periodically assess the impairment of MSRs. Although most of the Company's serviced loans that prepay are replaced by new serviced loans (thus preserving the future servicing cash flow), GAAP requires impairment losses resulting from a change in future prepayment assumptions to be recorded when the change occurs. MSRs are particularly susceptible to impairment losses during periods of declining interest rates during which prepayment activity typically accelerates to levels above that which had been anticipated when the servicing rights were originally recorded. Alternatively, in periods of increasing interest rates, during which prepayment activity typically declines, the Company could potentially recapture through earnings all or a portion of a previously established valuation allowance for impairment.

Home Equity Loans At December 31, 2013, the Company's portfolio of home equity loans was $228.2 million or 13.8% of its gross loans receivable. Home equity loans include fixed term home equity loans and home equity lines of credit. These loans are typically secured by junior liens on owner-occupied one- to four-family residences, but in many instances are secured by first liens on such properties. Underwriting procedures for the home equity and home equity lines of credit loans include a comprehensive review of the loan application, an acceptable credit score, verification of the value of the equity in the home, and verification of the borrower's income.

The Company originates fixed-rate home equity term loans with loan-to-value ratios of up to 89.99% (when combined with any other mortgage on the property). Pricing on fixed-rate home equity term loans is periodically reviewed by management. Generally, loan terms are in the three to fifteen year range in order to minimize interest rate risk.

The Company also originates home equity lines of credit. Home equity lines of credit are variable-rate loans secured by first liens or junior liens on owner-occupied one- to four-family residences. Current interest rates on home equity lines of credit are tied to an index rate, adjust monthly after an initial interest rate lock period, and generally have floors that vary depending on the loan-to-value ratio. Home equity line of credit loans are made for terms up to 10 years and require minimum monthly payments.

Other Consumer Loans At December 31, 2013, the Company's portfolio of other consumer loans was $24.1 million or 14.6% of its gross loans receivable. Other consumer loans include student loans, automobile loans, recreational vehicle and boat loans, deposit account loans, overdraft protection lines of credit, and unsecured consumer loans, including loans through credit card programs that are administered by third parties. The Company no longer originates student loans through programs guaranteed by the federal government. Student loans that continue to be held by the Company are administered by a third party.

Other consumer loans generally have shorter terms and higher rates of interest than conventional mortgage loans, but typically involve more credit risk because of the nature of the collateral and, in some instances, the absence of collateral. In general, other consumer loans are more dependent upon the borrower's continuing financial stability, more likely to be affected by adverse personal circumstances, and often secured by rapidly depreciating personal property. In addition, various laws, including bankruptcy and insolvency laws, may limit the amount that may be recovered from a borrower. The Company believes that the higher yields earned on other consumer loans compensate for the increased risk associated with such loans and that consumer loans are important to the Company's efforts to increase the interest rate sensitivity and shorten the average maturity of its loan portfolio.

Asset Quality

General The Company has policies and procedures in place to manage its exposure to credit risk related to its lending operations. As a matter of policy, the Company limits its lending to geographic areas in which it has substantial familiarity and/or a physical presence. Currently, this is limited to certain specific market areas in Wisconsin and contiguous states. In addition, from time-to-time the Company will prohibit or restrict lending in situations in which the underlying business operations and/or collateral exceed management's tolerance for risk. The Company obtains appraisals of value prior to the origination of mortgage loans or other secured loans. It also manages its exposure to risk by regularly monitoring loan payment status, conducting periodic site visits and inspections, obtaining regular financial updates from large borrowers and/or guarantors, corresponding regularly with large borrowers and/or guarantors, and/or updating appraisals as appropriate, among other things. These procedures are emphasized when a borrower has failed to make scheduled loan payments, has otherwise defaulted on the terms of the loan agreement, or when management has become aware of a significant adverse change in the financial condition of the borrower, guarantor, or underlying collateral. For specific information relating to the Company's asset quality for the periods covered by this report, refer to "Financial Condition—Asset Quality" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Internal Risk Ratings and Classified Assets OCC regulations require thrift institutions to review and, if necessary, classify their assets on a regular basis. Accordingly, the Company has internal policies and procedures in place to evaluate and/or maintain risk ratings on all of its loans and certain other assets. In general, these internal risk ratings correspond with regulatory requirements to adversely classify problem loans and certain other assets as "substandard," "doubtful," or "loss." A loan or other asset is adversely classified as substandard if it is determined to involve a distinct possibility that the Company could sustain some loss if deficiencies associated with the loan are not corrected. A loan or other asset is adversely classified as doubtful if full collection is highly questionable or improbable. A loan or other asset is adversely classified as loss if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a "special mention" designation, described as loans or assets which do not currently expose the Company to a sufficient degree of risk to warrant adverse classification, but which demonstrate clear trends in credit deficiencies or potential weaknesses deserving management's close attention (refer to the following paragraph for additional discussion). As of December 31, 2013, $52.7 million or 3.5% the Company's loans were classified as special mention and $49.1 million or 3.3% were classified as substandard. The latter includes all loans placed on non-accrual in accordance with the Company's policies, as described below. In addition, as of December 31, 2013, $28.8 million of the Company's mortgage-related securities, consisting of private-label collateralized mortgage obligations ("CMOs") rated less than investment grade, were classified as substandard in accordance with regulatory guidelines. The Company had no loans or other assets classified as doubtful or loss at December 31, 2013.

Loans that are not classified as special mention or adversely classified as substandard, doubtful, or loss are classified as "pass" or "watch" in accordance with the Company's internal risk rating policy. Pass loans are generally current on contractual loan and principal payments, comply with other contractual loan terms, and have no noticeable credit deficiencies or potential weaknesses. Watch loans are also generally current on payments and in compliance with loan terms, but a particular borrower's financial or operating conditions may exhibit early signs of credit deficiencies or potential weaknesses that deserve management's close attention. Such deficiencies and/or weaknesses typically include, but are not limited to, the borrower's financial or operating condition, deterioration in liquidity, increased financial leverage, declines in the condition or value of related collateral, recent changes in management or business strategy, or recent developments in the economic, competitive, or market environment of the borrower. If adverse observations noted in these areas are not corrected, further downgrade of the loan may be warranted.

Delinquent Loans When a borrower fails to make required payments on a loan, the Company takes a number of steps to induce the borrower to cure the delinquency and restore the loan to a current status. In the case of one- to four-family mortgage loans, the Company's loan servicing department is responsible for collection procedures from the 15th day of delinquency through the completion of foreclosure. Specific procedures include late charge notices, telephone contacts, and letters. If these efforts are unsuccessful, foreclosure notices will eventually be sent. The Company may also send either a qualified third party inspector or a loan officer to the property in an effort to contact the borrower. When contact is made with the borrower, the Company attempts to obtain full payment or work out a repayment schedule to avoid foreclosure of the collateral. Many borrowers pay before the agreed upon payment deadline and it is not necessary to start a foreclosure action. The Company follows collection procedures and guidelines outlined by Fannie Mae, Freddie Mac, State VA, WHEDA, and the Guaranteed Rural Housing Program.

The collection procedures for retail loans, excluding student loans and credit card loans, include sending periodic late notices to a borrower and attempts to make direct contact with a borrower once a loan becomes 30 days past due. If collection activity is unsuccessful, the Company may pursue legal remedies itself, refer the matter to legal counsel for further collection effort, seek foreclosure or repossession of the collateral (if any), and/or charge-off the loan. All student loans are serviced by a third party that guarantees that its servicing complies with all U.S. Department of Education guidelines. The Company's student loan portfolio is guaranteed under programs sponsored by the U.S. government. Credit card loans are serviced by a third party administrator.

The collection procedures for commercial loans include sending periodic late notices to a borrower once a loan is past due. The Company attempts to make direct contact with a borrower once a loan becomes 15 days past due. The Company's managers of the multi-family and commercial real estate loan areas review loans 10 days or more delinquent on a regular basis. If collection activity is unsuccessful, the Company may refer the matter to legal counsel for further collection effort. After 90 days, loans that are delinquent are typically proposed for repossession or foreclosure.

In working with delinquent borrowers, if the Company cannot develop a repayment plan that substantially complies with the original terms of the loan agreement, the Company's practice has been to pursue foreclosure or repossession of the underlying collateral. As a matter of practice, the Company has not restructured or modified troubled loans in a manner that has resulted in a loss under accounting rules. However, the Company's policies do not preclude such practice and the Company may elect in the future to restructure certain troubled loans in a manner that could result in losses under accounting rules. In most cases the Company continues to report restructured or modified troubled loans as non-performing loans unless the borrower has clearly demonstrated the ability to service the loan in accordance with the new terms.

The Company's policies require that management continuously monitor the status of the loan portfolio and report to the board of directors on a monthly basis. These reports include information on classified loans, delinquent loans, restructured or modified loans, allowance for loan losses, and foreclosed real estate.

Non-Accrual Policy With the exception of student loans that are guaranteed by the U.S. government, the Company generally stops accruing interest income on loans when interest or principal payments are 90 days or more in arrears or earlier when the future collectability of such interest or principal payments may no longer be certain. In such cases, borrowers have often been able to maintain a current payment status, but are experiencing financial difficulties and/or the properties that secure the loans are experiencing increased vacancies, declining lease rates, and/or delays in unit sales. In such instances, the Company generally stops accruing interest income on the loans even though the borrowers are current with respect to all contractual payments. Although the Company generally no longer accrues interest on these loans, the Company may continue to record periodic interest payments received on such loans as interest income provided the borrowers remain current on the loans and provided, in the judgment of management, the Company's net recorded investment in the loans are deemed to be collectible. The Company designates loans on which it stops accruing interest income as non-accrual loans and establishes a reserve for outstanding interest that was previously credited to income. All loans on non-accrual are considered to be impaired. The Company returns a non-accrual loan to accrual status when factors indicating doubtful or uncertain collection no longer exist. In general, non-accrual loans are also classified as substandard, doubtful, or loss in accordance with the Company's internal risk rating policy. As of December 31, 2013, $13.0 million or 0.86% of the Company's loans were considered to be non-performing in accordance with the Company's policies.

Foreclosed Properties and Repossessed Assets As of December 31, 2013, $6.7 million or 2.9% of the Company's total assets consisted of foreclosed properties and repossessed assets. In the case of loans secured by real estate, foreclosure action generally starts when the loan is between the 90th and 120th day of delinquency following review by a senior officer and the executive loan committee of the board of directors. If, based on this review, the Company determines that repayment of a loan is solely dependent on the liquidation of the collateral, the Company will typically seek the shortest redemption period possible, thus waiving its right to collect any deficiency from the borrower. Depending on whether the Company has waived this right and a variety of other factors outside the Company's control (including the legal actions of borrowers to protect their interests), an extended period of time could transpire between the commencement of a foreclosure action by the Company and its ultimate receipt of title to the property.

When the Company ultimately obtains title to the property through foreclosure or deed in lieu of foreclosure, it transfers the property to "foreclosed properties and repossessed assets" on the Company's Consolidated Statements of Financial Condition. In cases in which a borrower has surrendered control of the property to the Company or has otherwise abandoned the property, the Company may transfer the property to foreclosed properties as an "in substance foreclosure" prior to actual receipt of title. Foreclosed properties and repossessed assets are adversely classified in accordance with the Company's internal risk rating policy.

Foreclosed real estate properties are initially recorded at the lower of the recorded investment in the loan or fair value. Thereafter, the Company carries foreclosed real estate at fair value less estimated selling costs (typically 5% to 10%). Foreclosed real estate is inspected periodically to evaluate its condition. Additional outside appraisals are obtained as deemed necessary or appropriate. Additional write-downs may occur if the property value deteriorates further after it is acquired. These additional write-downs are charged to the Company's results of operations as they occur.

In the case of loans secured by assets other than real estate, action to repossess the underlying collateral generally starts when the loan is between the 90th and 120th day of delinquency following review by management. The accounting for repossessed assets is similar to that described for real estate, above.

Loan Charge-Offs The Company typically records loan charge-offs when foreclosure or repossession becomes likely or legal proceedings related to such have commenced, the secondary source of repayment (consisting of a guarantor or operating entity) files for bankruptcy, or the loan is otherwise deemed uncollectible. The amount of the charge-off will depend on the fair value of the underlying collateral, if any, and may be zero if the fair market value exceeds the loan amount. All charge-offs are recorded as a reduction to allowance for loan losses. All charge-off activity is reviewed by the board of directors.

Allowance for Loan Losses As of December 31, 2013, the Company's allowance for loan losses was $23.6 million or 1.56% of loans receivable and 181.6% of non-performing loans. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual problem loans and pools of homogenous loans within the portfolio, and actual loss, delinquency, and/or risk rating experience within the portfolio. The Company also considers current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors, including regulatory guidance. Finally, as appropriate, the Company also considers individual borrower circumstances and the condition and fair value of the loan collateral, if any. For additional information relating to the Company's allowance for loan losses for the periods covered by this report, refer to "Results of Operations—Provision for Loan Losses" and "Financial Condition—Asset Quality" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Determination of the allowance is inherently subjective as it requires significant management judgment and estimates, including the amounts and timing of expected future cash flows on loans, the fair value of underlying collateral (if any), estimated losses on pools of homogeneous loans based on historical loss experience, changes in risk characteristics of the loan portfolio, and consideration of current economic trends, all of which may be susceptible to significant change. Higher rates of loan defaults than anticipated would likely result in a need to increase provisions in future years. Also, increases in the Company's multi-family, commercial real estate, construction and development, and commercial and industrial loan portfolios could result in a higher allowance for loan losses as these loans typically carry a higher risk of loss. Finally, various regulatory agencies, as an integral part of their examination processes, periodically review the Company's loan and foreclosed real estate portfolios and the related allowance for loan losses and valuations of foreclosed real estate. One or more of these agencies, particularly the OCC, may require the Company to increase the allowance for loan losses or reduce the recorded value of foreclosed real estate based on their judgments of information available to them at the time of their examination, thereby adversely affecting the Company's results of operations. As a result of applying management judgment, it is possible that there may be periods when the amount of the allowance and/or its percentage to total loans or non-performing loans may decrease even though non-performing loans may increase.

Periodic adjustments to the allowance for loan loss are recorded through provision for loan losses in the Company's Consolidated Statements of Income. Actual losses on loans are charged off against the allowance for loan losses. In the case of loans secured by real estate, charge-off typically occurs when foreclosure or repossession is likely or legal proceedings related to such have commenced, when the secondary source of repayment (consisting of a guarantor or operating entity) files for bankruptcy, or when the loan is otherwise deemed uncollectible in the judgment of management. Loans not secured by real estate, as well as unsecured loans, are charged off when the loan is determined to be uncollectible in the judgment of management. Recoveries of loan amounts previously charged off are credited to the allowance as received. Management reviews the adequacy of the allowance for loan losses on a monthly basis. The board of directors reviews management's judgments related to the allowance for loan loss on at least a quarterly basis.

The Company maintains general allowances for loan loss against certain homogenous pools of loans. These pools generally consist of smaller loans of all types that do not warrant individual review due to their size. In addition, pools may also consist of larger commercial loans that have not been individually identified as impaired by management. Certain of these pools are further segmented by management's internal risk rating of the loans. Management has developed factors for each pool or segment based on the historical loss experience of each pool or segment, recent delinquency performance, internal risk ratings, and consideration of current economic trends, in order to determine what it believes is an appropriate level for the general allowance. Given the significant amount of management judgment involved in this process there could be significant variation in the Company's allowance for loan losses and provision for loan losses from period to period.

The Company maintains specific allowances for loan loss against individual loans that have been identified by management as impaired. These loans are generally larger loans, but management may also establish specific allowances against smaller loans from time-to-time. The allowance for loan loss established against these loans is based on one of two methods: (1) the present value of the future cash flows expected to be received from the borrower, discounted at the loan's effective interest rate, or (2) the fair value of the loan collateral, if the loan is considered to be collateral dependent. In the Company's experience, loss allowances using the first method have been rare. In working with problem borrowers, if the Company cannot develop a repayment plan that substantially complies with the original terms of the loan agreement, the Company's practice has been to pursue foreclosure or repossession of the underlying collateral. As a matter of practice, the Company does not restructure troubled loans in a manner that results in a loss under the first method. As a result, most loss allowances are established using the second method because the related loans have been deemed collateral dependent by management.

Management considers loans to be collateral dependent when, in its judgment, there is no source of repayment for the loan other than the ultimate sale or disposition of the underlying collateral and foreclosure is probable. Factors management considers in making this determination typically include, but are not limited to, the length of time a borrower has been delinquent with respect to loan payments, the nature and extent of the financial or operating difficulties experienced by the borrower, the performance of the underlying collateral, the availability of other sources of cash flow or net worth of the borrower and/or guarantor, and the borrower's immediate prospects to return the loan to performing status. In some instances, because of the facts and circumstances surrounding a particular loan relationship, there could be an extended period of time between management's identification of a problem loan and a determination that it is probable that such loan is collateral dependent. Based on recent experience, however, management has noted the length of time has shortened between when a loan is classified as non-performing and when it is considered to be collateral dependent. Management believes this is a trend that will continue as long as economic conditions and/or commercial real estate values remain depressed.

Management generally measures impairment of impaired loans whether or not foreclosure is probable based on the estimated fair value of the underlying collateral. Such estimates are based on management's judgment or, when considered appropriate, on an updated appraisal or similar evaluation. Updated appraisals are also typically obtained on impaired loans on at least on annual basis or when foreclosure or repossession of the underlying collateral is considered to be imminent. Prior to receipt of an updated appraisal, management has typically relied on the latest appraisal and knowledge of the condition of the collateral, as well as the current market for the collateral, to estimate the Company's exposure to loss on impaired loans.

Investment Activities

At December 31, 2013, the Company's portfolio of mortgage-related securities available-for-sale was $446.6 million or 19.0% of its total assets. As of the same date its portfolio of mortgage-related securities held-to-maturity was $155.5 million or 6.6% of total assets. Mortgage-related securities consist principally of mortgage-backed securities ("MBSs") and CMOs. Most of the Company's mortgage-related securities are directly or indirectly insured or guaranteed by Freddie Mac, Fannie Mae, or the Government National Mortgage Association ("Ginnie Mae"). The remaining securities are private-label CMOs. Private-label CMOs generally carry higher credit risks and higher yields than mortgage-related securities insured or guaranteed by the aforementioned agencies of the U.S. Government. Although the latter securities have less exposure to credit risk, like private-label CMOs they remain exposed to fluctuating interest rates and instability in real estate markets, which may alter the prepayment rate of underlying mortgage loans and thereby affect the fair value of the securities. For additional information related to the Company's mortgage-related securities, refer to "Financial Condition—Mortgage-Related Securities Available-for-Sale" and "Financial Condition—Mortgage-Related Securities Held-to-Maturity" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

In addition to the mortgage-related securities previously described, the Company's investment policy authorizes investment in various other types of securities, including U.S. Treasury obligations, federal agency obligations, state and municipal obligations, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements, federal funds, commercial paper, mutual funds, and, subject to certain limits, corporate debt and equity securities.

The objectives of the Company's investment policy are to meet the liquidity requirements of the Company and to generate a favorable return on investments without compromising objectives related to overall exposure to risk, including interest rate risk, credit risk, and investment portfolio concentrations. In addition, the Company pledges eligible securities as collateral for certain deposit liabilities, FHLB of Chicago advances, and other purposes permitted or required by law.

The Company's investment policy requires that securities be classified as trading, available-for-sale, or held-to-maturity at the date of purchase. The Company's available-for-sale securities are carried at fair value with the change in fair value recorded as a component of shareholders' equity rather than affecting results of operations. The Company's held-to-maturity securities are carried at amortized cost. The Company has not engaged in trading activities.

The Company's investment policy prohibits the purchase of non-investment grade securities, although the Company may continue to hold investments that are reduced to less than investment grade after their purchase. Securities rated less than investment grade are adversely classified as substandard in accordance with federal guidelines (refer to Asset Quality—Internal Ratings and Classified Assets," above).

Financial Derivatives

The Company's policies permit the use of financial derivatives such as financial futures, options, forward commitments, and interest rate swaps, to manage its exposure to interest rate risk, but only with prior approval of the board of directors. At December 31, 2013, the Company was using forward commitments to manage interest rate risk related to its sale of residential loans in the secondary market, as well as interest rate swaps to manage interest rate risk related to certain fixed-rate commercial loans. For additional information, refer to "Note 13. Financial Instruments with Off-Balance-Sheet Risk" in "Item 8. Financial Statements and Supplementary Data."

Deposit Liabilities

At December 31, 2013, the Company's deposit liabilities were $1.8 billion or 75.1% of its total liabilities and equity. The Company offers a variety of deposit accounts having a range of interest rates and terms for both retail and business customers. The Company currently offers regular savings accounts (consisting of passbook and statement savings accounts), interest-bearing demand accounts, non-interest-bearing demand accounts, money market accounts, and certificates of deposit. The Company also offers IRA time deposit accounts and health savings accounts. When the Company determines its deposit rates, it considers rates offered by local competitors, benchmark rates on U.S. Treasury securities, and rates on other sources of funds such as FHLB of Chicago advances. For additional information, refer to "Financial Condition—Deposit Liabilities" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Deposit flows are significantly influenced by general and local economic conditions, changes in prevailing interest rates, pricing of deposits, and competition. The Company's deposits are primarily obtained from the market areas surrounding its bank offices. The Company relies primarily on competitive rates, quality service, and long-standing relationships with customers to attract and retain these deposits. The Company does not rely on a particular customer or related group of individuals, organizations, or institutions for its deposit funding. From time to time the Company has used third-party brokers and a nationally-recognized reciprocal deposit gathering network to obtain wholesale deposits.

Borrowings

At December 31, 2013, the Company's borrowed funds were $244.9 million or 10.4% of its total liabilities and equity. The Company borrows funds to finance its lending, investing, operating, and, when active, stock repurchase activities. Substantially all of its borrowings take the form of advances from the FHLB of Chicago and are on terms and conditions generally available to member institutions. The Company's FHLB of Chicago borrowings typically carry fixed rates of interest, have stated maturities, and are generally subject to significant prepayment penalties if repaid prior to their stated maturity. The Company has pledged certain one- to four-family first and second mortgage loans, as well as certain multi-family mortgage loans, as blanket collateral for current and future advances. For additional information regarding the Company's outstanding advances from the FHLB of Chicago as of December 31, 2013, refer to "Financial Condition—Borrowings" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Shareholders' Equity

At December 31, 2013, the Company's shareholders' equity was $281.0 million or 12.0% of its total liabilities and equity. The Company is not currently required to maintain minimum regulatory capital at the holding company level. However, refer to "Regulation and Supervision—Regulation of the Company," below, for additional information related to regulatory capital requirements for the Company.

Although the Company is not currently required to maintain minimum regulatory capital, the Bank is required to maintain specified amounts of regulatory capital pursuant to regulations promulgated by the OCC and the FDIC. The Bank's objective is to maintain its regulatory capital in an amount sufficient to be classified in the highest regulatory category (i.e., as a "well capitalized" institution). At December 31, 2013, the Bank exceeded all regulatory minimum requirements, as well as the amount required to be classified as a "well capitalized" institution. For additional discussion relating to regulatory capital standards refer to "Regulation and Supervision of the Bank—Regulatory Capital Requirements" and "—Prompt Corrective Action," below. For additional information related to the Company's equity and the Bank's regulatory capital for the periods covered by this report, refer to "Financial Condition—Shareholders' Equity" in "Item 7. Management's Discussion and Analysis of Financial Condition and

Results of Operations," as well as "Note 8. Shareholders' Equity" in "Item 8. Financial Statements and Supplementary Data."

The Company has paid quarterly cash dividends since its initial stock offering in 2000. The payment of dividends is discretionary with the Company's board of directors and depends on the Company's operating results, financial condition, compliance with regulatory capital requirements, and other considerations. In addition, the Company's ability to pay dividends is highly dependent on the Bank's ability to pay dividends to the Company. As such, there can be no assurance that the Company will be able to continue the payment of dividends or that the level of dividends will not be reduced in the future. For additional information, refer to "Regulation and Supervision of the Bank—Dividend and Other Capital Distribution Limitations," below.

From time to time, the Company has repurchased shares of its common stock, and such repurchases have had the effect of reducing the Company's capital. However, as with the payment of dividends above, the repurchase of common stock is discretionary with the Company's board of directors and depends on a variety of factors, including market conditions for the Company's stock, the financial condition of the Company and the Bank, compliance with regulatory capital requirements, and other considerations. The Company does not have a current stock repurchase program. As a result of these considerations, there can be no assurance as to if or when the Company will be able to resume repurchases of its common stock.

Subsidiaries

BancMutual Financial & Insurance Services, Inc. ("BMFIS"), a wholly-owned subsidiary of the Bank, provides investment, brokerage, and insurance services to the Bank's customers and the general public. Investment services include tax-deferred and tax-free investments, mutual funds, and government securities. Personal insurance, business insurance, life and disability insurance, mortgage protection products, and investment advisory services are also offered by BMFIS. Certain of BMFIS's brokerage services are provided through an operating agreement with a third-party, registered broker-dealer.

Mutual Investment Corporation ("MIC") and First Northern Investment Inc. ("FNII") are wholly-owned subsidiaries of the Bank that own and manage certain mortgage-related securities and, in the case of FNII, a small number of one- to four-family mortgage loans.

MC Development LTD ("MC Development"), a wholly-owned subsidiary of the Bank, is involved in land development and sales. It owns five parcels of developed land totaling 15 acres in Brown Deer, Wisconsin. In addition, in 2004, MC Development established Arrowood Development LLC with an independent third party to develop approximately 300 acres for residential purposes in Oconomowoc, Wisconsin. In the initial transaction, the third party purchased approximately one-half interest in that land, all of which previously had been owned by MC Development.

In addition, the Bank has four wholly-owned subsidiaries that are inactive, but are reserved for possible future use in related or other areas.

Employees

At December 31, 2013, the Company employed 637 full time and 85 part time associates. Management considers its relations with its associates to be good.

Regulation and Supervision

General

The Company is a Wisconsin corporation and a registered savings and loan holding company under federal law. The Company files reports with and is subject to regulation and examination by the FRB. The Bank is a federally-chartered savings bank and is subject to OCC requirements as well as those of the FDIC. Any change in these laws and regulations, whether by the FRB, the OCC, the FDIC, or through legislation, could have a material adverse impact on the Company, the Bank, and the Company's shareholders.

Certain current laws and regulations applicable to the Company and the Bank, and other material consequences of recent legislation, are summarized below. These summaries do not purport to be complete and are qualified in their entirety by reference to such laws, regulations, or administrative considerations.

Financial Services Industry Legislation and Related Actions

In response to instability in the U.S. financial system, lawmakers and federal banking agencies have taken various actions intended to stabilize the financial system and housing markets, and to strengthen U.S. financial institutions.

Dodd-Frank Act

In 2010 Congress enacted the Dodd-Frank Act, which significantly changed the U.S. financial institution regulatory structure, as well as the lending, investment, trading, and operating activities of financial institutions and their holding companies. In 2011 the Dodd-Frank Act transferred federal regulatory functions and authority relating to federal thrifts, such as the Bank, to the OCC. In addition, the FRB acquired supervisory and rule-making authority over all savings and loan holding companies, such as the Company. The Dodd-Frank Act also requires the FRB to apply to savings and loan holding companies the same consolidated leverage and risk-based capital standards that insured depository institutions must follow, which will include capital requirements for the Company effective in 2015 (refer to "Regulation and Supervision—Regulation of the Company," below, for additional information related to regulatory capital requirements for the Company). Further, the Dodd-Frank Act has imposed new disclosure and governance requirements on publicly-held companies, such as the Company.

The Dodd-Frank Act also created the Consumer Financial Protection Bureau ("CFPB") with broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, such as the Bank. However, institutions with $10 billion or less in assets, such as the Bank, are examined for CFPB compliance by their applicable bank regulators, rather than the CFPB itself.

Some provisions of the Dodd-Frank Act remain subject to future rule-making procedures and studies, and the full effects of the Dodd-Frank Act on the Company and/or the Bank cannot yet be determined.

Regulation and Supervision of the Bank

General As a federally-chartered, FDIC-insured savings bank, the Bank is subject to extensive regulation by the OCC, as well as the regulations of the FDIC. This federal regulation and supervision establishes a comprehensive framework of activities in which a federal savings bank may engage and is intended primarily for the protection of the FDIC and depositors rather than the shareholders of the Company. This regulatory structure gives authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding the classification of assets and the establishment of adequate loan loss reserves.

The OCC regularly examines the Bank and issues a report on its examination findings to the Bank's board of directors. The Bank's relationships with its depositors and borrowers are also regulated by federal law, especially in such matters as the ownership of savings accounts and the form and content of the Bank's loan documents. The Bank must file reports with the OCC and the FDIC concerning its activities and financial condition, and must obtain regulatory approvals prior to entering into transactions such as mergers or acquisitions.

Regulatory Capital Requirements OCC regulations require savings associations such as the Bank to meet three capital standards. The minimum standards are tangible capital equal to at least 1.5% of adjusted total assets, Tier 1 ("core") capital equal to at least 4% of adjusted total assets (also known as the "leverage ratio"), and total risk-based capital equal to at least 8% of total risk-weighted assets. If a savings association is rated in the OCC's highest supervisory category, the minimum leverage ratio is reduced to 3%. These capital standards are in addition to the capital standards promulgated by the OCC under its prompt corrective action regulations and standards required by the FDIC, which in some cases are more stringent than the above standards.

In the Bank's case, core capital is equal to tangible capital. Core capital generally consists of common shareholders' equity, noncumulative perpetual preferred stock and related surplus, and minority interests in the equity accounts of consolidated subsidiaries, less goodwill, other intangible assets, and certain deferred tax assets. Supplemental bank capital generally consists of core capital plus the allowance for loan and lease losses (up to a maximum of 1.25% of risk-weighted assets), cumulative perpetual preferred stock, long-term preferred stock and any related surplus, certain hybrid capital investments, term subordinated debt instruments and related surplus, and up to 45% of the pretax net unrealized holding gains on various instruments and other assets. Supplemental capital may not represent more than 50% of the total capital for the risk-based capital standard.

A savings association calculates its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors as determined by the OCC, which range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and other assets, to 200% for certain available-for-sale securities rated less than investment grade.

The Bank's objective is to maintain its regulatory capital in an amount sufficient to be classified in the highest regulatory category (i.e., as a "well capitalized" institution). At December 31, 2013, the Bank exceeded all regulatory minimum requirements, as well as those required to be classified as a "well capitalized" institution. For additional information related to the Bank's regulatory capital for the periods covered by this report, refer to "Note 8. Shareholders' Equity" in "Item 8. Financial Statements and Supplementary Data."

Prompt Corrective Action The FDIC has established a system of prompt corrective action to resolve the problems of undercapitalized insured institutions and has a broad range of grounds under which it may appoint a receiver or conservator for an insured depository institution, particularly when an institution fails to meet adequate capitalization requirements. The OCC has adopted the FDIC's regulations governing the supervisory actions that may be taken against undercapitalized institutions, the severity of which increases as a bank's capital decreases with the three undercapitalized categories defined in the regulations. These regulations establish and define five capital categories, in the absence of a specific capital directive, as follows:

Category:	Total Risk-Based Capital to Risk Weighted Assets	Tier 1 Capital to Risk Weighted Assets	Tier 1 Capital to Total Assets
Well capitalized	≥ 10%	≥ 6%	≥ 5%
Adequately capitalized	≥ 8%	≥ 4%	≥ 4% (1)
Under capitalized	< 8%	< 4%	< 4% (2)
Significantly undercapitalized	< 6%	< 3%	< 3%
Critically undercapitalized (3)			

(1) ≥ 3% if the bank receives the highest rating under the uniform system.
(2) < 3% if the bank receives the highest rating under the uniform system.
(3) Tangible assets to capital of equal to or less than 2%.

Future Regulatory Capital Requirements In 2013 the federal banking agencies issued final rules that implement certain revisions to regulatory capital requirements as specified by the Basel Committee of Banking Supervision (known as Basel III). These new rules will become effective on January 1, 2015, although certain aspects will phase in over the following four years. Although there can be no assurances, management does not expect the new rules to have an impact on the Bank's regulatory capital classification as well capitalized nor does it expect the new rules to have a significant impact on the Bank's financial condition or results of operations.

Dividend and Other Capital Distribution Limitations OCC regulations generally govern capital distributions by savings associations such as the Bank, which include cash dividends and stock repurchases. Currently, as a subsidiary of a savings and loan holding company, the Bank generally must give the FRB and the OCC at least 30 days notice before the board of directors declares a dividend or approves a capital distribution. In certain other circumstances, a savings association must file an application with the OCC for approval of a capital distribution if, among other things, the total amount of capital distributions for the applicable calendar year exceeds the sum of the savings association's net income for that year to date plus the savings association's retained net income for the preceding two years.

The FRB or the OCC may disapprove a notice or application if (i) the savings association would be undercapitalized, significantly undercapitalized or critically undercapitalized following the distribution; (ii) the proposed capital distribution raises safety and soundness concerns; or (iii) the capital distribution would violate any applicable statute, regulation, agreement or regulatory-imposed condition. The FRB and OCC have substantial discretion in making these decisions.

For additional discussion related to the Bank and Company's dividends and the Company's share repurchases refer to "Financial Condition—Shareholders' Equity" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation."

Qualified Thrift Lender Test Federal savings associations must meet a qualified thrift lender ("QTL") test or they become subject to operating restrictions. The Bank met the QTL test as of December 31, 2013, and anticipates that it will maintain an appropriate level of mortgage-related investments (which must be at least 65% of portfolio assets as defined in the regulations) and will otherwise continue to meet the QTL test requirements.

Federal Home Loan Bank System The Bank is a member of the FHLB of Chicago. The FHLB of Chicago makes loans ("advances") to its members and provides certain other financial services to its members pursuant to policies and procedures established by its board of directors. The FHLB of Chicago imposes limits on advances made to member banks, including limitations relating to the amount and type of collateral and the amount of advances.

As a member of the FHLB of Chicago, the Bank must meet certain eligibility requirements and must purchase and maintain common stock in the FHLB of Chicago in an amount equal to the greater of (i) 1% of its mortgage-related assets at the most recent calendar year end, (ii) 5% of its outstanding advances from the FHLB of Chicago, or (iii) $10,000. At December 31, 2013, the Bank owned $12.2 million in FHLB of Chicago common stock, which was in compliance with the minimum common stock ownership guidelines established by the FHLB of Chicago. For additional discussion related to the Bank's investment in the common stock of the FHLB of Chicago, refer to "Item 1A. Risk Factors" and "Financial Condition—Other Assets" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Deposit Insurance The deposit accounts held by customers of the Bank are insured by the FDIC up to maximum limits, as provided by law. Insurance on deposits may be terminated by the FDIC if it finds that the Bank has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OCC. The management of the Bank does not know of any practice, condition, or violation that might lead to termination of the Bank's deposit insurance.

The FDIC sets deposit insurance premiums based upon the risks a particular bank or savings association poses to its deposit insurance fund. Under the risk-based assessment system, the FDIC assigns an institution to one of three capital categorizations based on the institution's financial information; institutions are classified as well capitalized, adequately capitalized or undercapitalized using ratios that are substantially similar to the prompt corrective action capital ratios discussed above. The FDIC also assigns an institution to one of three supervisory sub-categorizations within each capital group. This assignment is based on a supervisory evaluation provided by the institution's primary federal regulator and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund.

An institution's assessment rate depends on the capital categorizations and supervisory sub-categorizations to which it is assigned. Under the risk-based assessment system, there are four assessment risk categories to which different assessment rates are applied. The assessment rates range from 2.5 to 45 basis points, depending on the institution's capital category and supervisory sub-category. Since April 2011 the assessment base used by the FDIC in determining deposit insurance premiums has consisted of an insured institution's average consolidated total assets minus average tangible equity and certain other adjustments. For additional discussion, refer to "Results of Operations—Non-Interest Expense" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Transactions With Affiliates Sections 23A and 23B of the Federal Reserve Act and FRB Regulation W govern transactions between an insured federal savings association, such as the Bank, and any of its affiliates, such as the Company. An affiliate is any company or entity that controls, is controlled by or is under common control with it. Sections 23A and 23B limit the extent to which an institution or a subsidiary may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such savings association's capital stock and surplus, and limit all such transactions with all affiliates to 20% of such stock and surplus. The term "covered transaction" includes the making of loans, purchase of assets, issuance of guarantees, derivatives transactions, securities borrowing, and lending transactions to the extent that they result in credit exposure to an affiliate. Further, most loans by a savings association to any of its affiliates must be secured by specified collateral amounts. All such transactions must be on terms that are consistent with safe and sound banking practices and must be on terms that are at least as favorable to the savings association as those that would be provided to a non-affiliate. At December 31, 2013, the Company and Bank did not have any covered transactions.

Acquisitions and Mergers Under the federal Bank Merger Act, any merger of the Bank with or into another institution would require the approval of the OCC, or the primary federal regulator of the resulting entity if it is not an OCC-regulated institution. Refer also to "Regulation and Supervision of the Company—Acquisition of Bank Mutual Corporation," below.

Prohibitions Against Tying Arrangements Savings associations are subject to the prohibitions of 12 U.S.C. Section 1972 on certain tying arrangements. A savings association is prohibited, subject to exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor.

Uniform Real Estate Lending Standards The federal banking agencies adopted uniform regulations prescribing standards for extensions of credit that are secured by liens on interests in real estate or are made to finance the construction of a building or other improvements to real estate. All insured depository institutions must adopt and maintain written policies that establish appropriate limits and standards for such extensions of credit. These policies must establish loan portfolio diversification standards, prudent underwriting standards that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements.

These lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies that have been adopted by the federal bank regulators. These guidelines, among other things, require a depository institution to establish internal loan-to-value limits for real estate loans that are not in excess of specified supervisory limits, which generally vary and provide for lower loan-to-value limits for types of collateral that are perceived as having more risk, are subject to fluctuations in valuation, or are difficult to dispose. Although there is no supervisory loan-to-value limit for owner-occupied one- to four-family and home equity loans, the guidelines provide that an institution should require credit enhancement in the form of mortgage insurance or readily marketable collateral for any such loan with a loan-to-value ratio that equals or exceeds 90% at origination. The guidelines also clarify expectations for prudent appraisal and evaluation policies, procedures, and practices, and make other changes, in light of the Dodd-Frank Act and other recent federal statutory changes affecting appraisals.

Other Mortgage Lending Regulations In 2013 the CFPB issued a regulation commonly known as the "qualified mortgage" rule, which generally requires mortgage lenders such as the Bank to make a reasonable, good faith determination of a borrower's ability to repay loans secured by single family residential properties (excluding home equity lines of credit and certain other types of loans) in order to obtain certain protections from liability under the rule for such qualified mortgages. These new rules were effective on January 10, 2014. Management does not expect this new rule to have a significant impact on the Bank's single family mortgage lending or sales operations.

Also in 2013, federal regulators issued a revised proposed rule relating to risk retention requirements on sales of single family residential mortgage loans. The risk retention requirements generally require institutions such as the Bank to retain no less than 5% of the credit risk in loans it sells into a securitization and prohibits such institutions from directly or indirectly hedging or otherwise transferring the credit risk that the institution is required to retain, subject to limited exceptions. One significant exception is for securities entirely collateralized by "qualified residential mortgages" ("QRMs"), which are defined the same as the "qualified mortgage" rule issued by the CFPB, as discussed in the previous paragraph. Management does not expect the revised proposed rule, if adopted, to have a significant impact on the Bank's single family mortgage lending or sales operations.

Community Reinvestment Act Under the Community Reinvestment Act ("CRA"), any insured depository institution, including the Bank, must, consistent with its safe and sound operation, help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the OCC to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications for additional branches and acquisitions.

Among other things, the CRA regulations contain an evaluation system that rates an institution based on its actual performance in meeting community needs. In particular, the evaluation system focuses on three tests: (i) a lending test, to evaluate the institution's record of making loans in its service areas, (ii) an investment test, to evaluate the institution's record of making community development investments, and (iii) a service test, to evaluate the institution's delivery of services through its branches, ATMs and other offices. The CRA requires the OCC to provide a written evaluation of the Bank's CRA performance utilizing a four-tiered descriptive rating system and requires public disclosure of the CRA rating. The Bank received a "satisfactory" overall rating in its most recent CRA examination.

Safety and Soundness Standards Each federal banking agency, including the OCC, has guidelines establishing general standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, customer privacy, liquidity, earnings, and compensation and benefits. The guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines also prohibit excessive compensation as an unsafe and unsound practice.

Loans to Insiders A savings association's loans to its executive officers, directors, any owner of more than 10% of its stock (each, "an insider") and certain entities affiliated with any such person (an insider's "related interest") are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the FRB's Regulation O thereunder. Under these restrictions, the aggregate amount of the loans to any insider and related interests may not exceed the loans-to-one-borrower limit applicable to national banks. All loans by a savings association to all insiders and related interests in the aggregate may not exceed the savings association's unimpaired capital and surplus. With certain exceptions, the Bank's loans to an executive officer (other than certain education loans and residential mortgage loans) may not exceed $100,000. Regulation O also requires that any proposed loan to an insider or a related interest be approved in advance by a majority of the Bank's board of directors, without the vote of any interested director, if such loan, when aggregated with any existing loans to that insider and related interests, would exceed $500,000. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those for comparable transactions with other persons and must not present more than a normal risk of collectability. There is an exception for extensions of credit pursuant to a benefit or compensation plan of a savings association that is widely available to employees that does not give preference to officers, directors, and other insiders. As of December 31, 2013, total loans to insiders were $349,000 (including $130,000 which relates to residential mortgages that have been sold in the secondary market).

Regulation and Supervision of the Company

General The Company is a registered savings and loan holding company under federal law and is subject to regulation, supervision, and enforcement actions by the FRB. Among other things, this authority permits the FRB to restrict or prohibit activities that are determined to be a risk to the Bank and to monitor and regulate the Company's capital and activities such as dividends and share repurchases that can affect capital. Under long-standing FRB policy, holding companies are expected to serve as a source of strength for their depository subsidiaries, and may be called upon to commit financial resources and support to those subsidiaries. The requirement that the Company act as a source of strength for the Bank, and the future capital requirements at the Company level (refer to "Regulatory Capital Requirements," below), may affect the Company's ability to pay dividends or make other distributions.

The Company may engage in activities permissible for a savings and loan holding company, a bank holding company, or a financial holding company, which generally encompass a wider range of activities that are financial in nature. The Company may not engage in any activities beyond that scope without the approval of the FRB.

Federal law prohibits a savings and loan holding company from acquiring control of another savings institution or holding company without prior regulatory approval. With some exceptions, it also prohibits the acquisition or retention of more than 5% of the equity securities of a company engaged in activities that are not closely related to banking or financial in nature or acquiring an institution that is not federally-insured. In evaluating applications to acquire savings institutions, the regulator must consider the financial and managerial resources, future prospects of the institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

Regulatory Capital Requirements The Company is not currently required by the FRB to maintain minimum regulatory capital at the consolidated level. However, under the Dodd-Frank Act, the FRB is required to impose capital requirements on savings and loan holding companies beginning in 2015. These capital requirements will be substantially the same as those required for bank holding companies under Basel III, which also become effective in 2015 (although certain aspects of Basel III are phased in over the following four years). Although there can be no assurance, management believes that the Company will be well capitalized for regulatory capital purposes at the consolidated level when it becomes subject to such capital requirements in 2015. In addition, management does not expect the new capital requirements to have a significant impact on the Company's financial condition or results of operations.

Acquisition of Bank Mutual Corporation No person may acquire control of the Company without first obtaining the approval of such acquisition by the appropriate federal regulator. Currently, any person, including a company, or group acting in concert, seeking to acquire 10% or more of the outstanding shares of the Company must, depending on the circumstances, obtain the approval of, and/or file a notice with the FRB.

Federal and State Taxation

Federal Taxation The Company and its subsidiaries file a calendar year consolidated federal income tax return, reporting income and expenses using the accrual method of accounting. The federal income tax returns for the Company and its subsidiaries have been examined and audited or closed without audit by the Internal Revenue Service ("IRS") for tax years prior to 2010.

State Taxation The Company and its subsidiaries are subject to combined reporting in the state of Wisconsin, which includes the Bank's out-of-state investment subsidiaries since 2009. For additional information related to the resolution of a matter related to the Company's income taxes in Wisconsin, refer to "Note 12. Income Taxes" of the Company's consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data."

Item 1A. Risk Factors

In addition to the discussion and analysis set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and the cautionary statements set forth in "Item 1. Business," the following risk factors should be considered when evaluating the Company's results of operations, financial condition, and outlook. These risk factors should also be considered when evaluating any investment decision with respect to the Company's common stock.

The Company's Actual Loan Losses May Exceed its Allowance for Loan Losses, Which Could Have a Material Adverse Affect on the Company's Results of Operations

The Company has policies and procedures in place to manage its exposure to risk related to its lending operations. However, despite these practices, the Company's loan customers may not repay their loans according to the terms of the loans and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. Economic weakness, including high unemployment rates and lower values for the collateral underlying loans, may affect borrowers' ability or willingness to repay their loan obligations that could lead to increased loan losses or provisions. As a result, the Company may experience significant loan losses, including losses that may exceed the amounts established in the allowance for loan losses, which could have a material adverse effect on its operating results and capital.

Declines in Real Estate Values CouldAdversely Affect Collateral Values and the Company's Results of Operations

From time-to-time the Company's market areas have experienced lower real estate values, higher levels of residential and non-residential tenant vacancies, and weakness in the market for sale of new or existing properties, for both commercial and residential real estate. Such developments could negatively affect the value of the collateral securing the Company's mortgage and related loans and could in turn lead to increased losses on loans and foreclosed real estate. Increased losses would affect the Company's loan loss allowance and may cause it to increase its provision for loan losses resulting in a charge to earnings and capital.

A Significant Portion of the Company's Lending Activities Are Focused on Commercial Lending

The Company has identified multi-family, commercial real estate, commercial and industrial, and construction and development loans as areas for lending emphasis and has augmented its personnel in recent periods to increase its penetration in the commercial lending market. While the Company is pursuing this lending diversification for the purpose of increasing net interest income, these types of loans have historically carried greater risk of payment default than loans to retail borrowers. As the volume of commercial lending increases, credit risk increases. In the event of increased defaults from commercial borrowers, the Company's provision for loan losses would further increase and loans may be written off and, therefore, earnings would be reduced.

Further, as the portion of the Company's loans secured by the assets of commercial enterprises increases, the Company becomes increasingly exposed to environmental liabilities and related compliance burdens. Even though the Company is also subject to environmental requirements in connection with residential real estate lending, the possibility of liability increases in connection with commercial lending, particularly in industries that use hazardous materials and/or generate waste or pollution or that own property that was the subject of prior contamination. If the Company does not adequately assess potential environment risks, the value of the collateral it holds may be less than it expects, and it may be exposed to liability for remediation or other environmental compliance.

Regulators Continue to be Strict, which may Affect the Company's Business and Results of Operations

In addition to the effect of new laws and regulations, the regulatory climate in the U.S., particularly for financial institutions, continues to be strict. As a consequence, regulatory activity affecting financial institutions relating to a wide variety of safety and soundness and compliance issues continues to be elevated. Such regulatory activity, if directed at the Company or the Bank, could have an adverse affect on the Company's or the Bank's costs of compliance and results of operations.

The Bank's Ability to Pay Dividends to the Company Is Subject to Limitations That May Affect the Company's Ability to Pay Dividends to Its Shareholders and Repurchase Its Stock

The Company is a separate legal entity from the Bank and engages in no substantial activities other than its ownership of the common stock of the Bank. Consequently, the Company's net income and cash flows are derived primarily from the Bank's operations and capital distributions. The availability of dividends from the Bank to the Company is limited by various statutes and regulations, including those of the OCC and FRB; as a result, it is possible, depending on the results of operations and the financial condition of the Bank and other factors, that the OCC and/or the FRB could restrict the payment by the Bank of dividends or other capital distributions or take other actions which could negatively affect the Bank's results and dividend capacity. The federal regulators continue to be stringent in their interpretation, application and enforcement of banks' capital requirements, which could affect the regulators' willingness to allow Bank dividends to the Company. If the Bank is required to reduce its dividends to the Company, or is unable to pay dividends at all, or the FRB separately does not allow the Company to pay dividends, the Company may not be able to pay dividends to its shareholders at existing levels or at all and/or may not be able to repurchase its common stock.

Global Credit Market Volatility and Weak Economic Conditions May Significantly Affect the Company's Liquidity, Financial Condition, and Results of Operations

Global financial markets continue to be unstable and unpredictable, and economic conditions have been relatively weak. Developments relating to the federal budget, federal borrowing authority, or other political issues could also negatively impact these markets, as could global developments such as a foreign sovereign debt crisis. Continued, and potentially increased, volatility, instability and weakness could affect the Company's ability to sell investment securities and other financial assets, which in turn could adversely affect the Company's liquidity and financial position. These factors could also affect the prices at which the Company could make any such sales, which could adversely affect its results of operations and financial condition. Conditions could also negatively affect the Company's ability to secure funds or raise capital for acquisitions and other projects, which in turn, could cause the Company to use deposits or other funding sources for such projects.

In addition, the volatility of the markets and weakness of the economy could affect the strength of the Company's customers or counterparties, their willingness to do business with, and/or their ability or willingness to fulfill their obligations to the Company, which could further affect the Company's results of operations. Current conditions, including relatively high unemployment, weak corporate performance, and soft real estate markets, could negatively affect the volume of loan originations and prepayments, the value of the real estate securing the Company's mortgage loans, and borrowers' ability or willingness to repay loan obligations, all of which could adversely impact the Company's results of operations and financial condition.

Future Events May Result in a Valuation Allowance Against the Company's Deferred Tax Asset Which May have a Significant Effect On the Company's Results of Operations and Financial Condition

As of December 31, 2013, the Company's net deferred tax asset was $27.4 million. Management evaluates this asset on an on-going basis to determine if a valuation allowance is required. Management determined that no valuation allowance was required to be recorded against the Company's net deferred tax asset as of December 31, 2013. This determination required significant management judgment based on positive and negative considerations. Such considerations included the Company's cumulative three-year net loss, the nature of the components of such cumulative loss, recent trends in earnings excluding non-recurring charges (such as the goodwill impairment in 2011), expectations for the Company's future earnings, the duration of federal and state net operating loss carryforward periods, and other factors. Future events or circumstances could result in conditions that differ significantly from management's current assessment of these positive and negative considerations, particularly as such relate to the Company's future earnings. Changes in these considerations could result in a significant valuation allowance being recorded against the Company's net deferred tax asset, which could have a significant effect on the Company's future results of operations and financial condition.

Recent and Future Legislation and Rulemaking May Significantly Affect the Company's Results of Operations and Financial Condition

Instability, volatility, and failures in the credit and financial institutions markets in recent years have led regulators and legislators to consider and/or adopt proposals that will significantly affect financial institutions and their holding companies, including the Company. Legislation such as the Emergency Economic Stabilization Act of 2008, the

American Recovery and Reinvestment Act of 2009, and the Dodd-Frank Act of 2010, as well as programs such as the Troubled Assets Relief Program, were adopted. Although designed to address safety, soundness, and compliance issues in the banking system, there can be no assurance as to the ultimate impact of these actions on financial markets, which could have a material, adverse effect on the Company's business, financial condition, results of operations, access to credit or the value of the Company's securities. Further legislative and regulatory proposals to reform the U.S. financial system would also affect the Company and the Bank.

The Dodd-Frank Act created the CFPB, which has broad rulemaking and enforcement authority with respect to entities, including financial institutions, that offer to consumers covered financial products and services. The CFPB is required to adopt rules identifying practices or acts that are unfair, deceptive or abusive relating to any customer transaction for a consumer financial product or service, or the offering of a consumer financial product or service. Although rules implemented to date are not expected to have a significant adverse impact on the Company, the full scope of the impact of the CFPB's authority has not yet been determined as all related rules have not all yet been adopted. The Company cannot yet determine the costs and limitations related to these additional regulatory requirements; however, the costs of compliance and the effect on its business may have a material adverse effect on the Company's operations and results.

The Interest Rate Environment May Have an Adverse Impact on the Company's Net Interest Income

Volatile interest rate environments make it difficult for the Company to coordinate the timing and amount of changes in the rates of interest it pays on deposits and borrowings with the rates of interest it earns on loans and securities. In addition, volatile interest rate environments cause corresponding volatility in the demand by individuals and businesses for the loan and deposit products offered by the Company. These factors have a direct impact on the Company's net interest income, and consequently, its net income. Future interest rates could continue to be volatile and management is unable to predict the impact such volatility would have on the net interest income and profits of the Company.

Changes in Market Interest Rates or Other Conditions May Have an Adverse Impact on the Fair Value of the Company's Available-for-Sale Securities, Shareholders' Equity, and Profits

GAAP requires the Company to carry its available-for-sale securities at fair value on its balance sheet. Unrealized gains or losses on these securities, reflecting the difference between the fair market value and the amortized cost, net of its tax effect, are included as a component of shareholders' equity. When market rates of interest increase, the fair value of the Company's securities available-for-sale generally decreases and equity correspondingly decreases. When rates decrease, fair value generally increases and shareholders' equity correspondingly increases. However, due to significant disruptions in global financial markets, such as those which occurred in 2008, this usual relationship can be disrupted. Despite a generally declining interest rate environment since that time, certain of the Company's available-for-sale securities (specifically, its private-label CMOs) from time-to-time have experienced fair values substantially less than amortized cost. Management expects continued volatility in the fair value of its private-label CMOs and is not able to predict when or if the fair value of such securities will fully recover.

Strong Competition Within the Company's Market Area May Affect Net Income

The Company encounters strong competition both in attracting deposits from customers and originating loans to commercial and retail borrowers. The Company competes with commercial banks, savings institutions, mortgage banking firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms. The Company's market area includes branches of several commercial banks that are substantially larger than the Company in terms of deposits and loans. In addition, tax-exempt credit unions operate in most of the Company's market area and aggressively price their products and services to a large part of the population. If competitors succeed in attracting business from the Company's customers, its deposits and loans could be reduced, which would likely affect earnings.

Developments in the Marketplace, Such as Alternatives to Traditional Financial Institutions, or Adverse Publicity Could Affect the Company's Ongoing Business

Changes in the marketplace are allowing consumers to use alternative means to complete financial transactions that previously had been conducted through banks. For example, consumers can increasingly maintain funds in accounts other than bank deposits or through the internet, or complete payment transactions without the assistance of banks. Continuation or acceleration of these trends, including newly developing means of communications and technology, could cause consumers to utilize fewer of the Company's services, which could have a material adverse affect on its results.

Financial institutions such as the Company are increasingly under governmental, media and other scrutiny as to the conduct of their businesses, and potential issues and adverse developments (real and perceived) are receiving widespread media attention. If there were to be significant adverse publicity about the Company, that publicity could affect its reputation in the marketplace. If the Company's reputation is diminished, it could affect its business and results of operations as well as the price of the Company's common stock.

The Company Is Subject to Security Risks and Failures and Operational Risks Relating to the Use of Technology that Could Damage Its Reputation and Business

Security breaches in the Company's internet, telephonic, or other electronic banking activities could expose it to possible liability and damage its reputation. Any compromise of the Company's security also could deter customers from using its internet banking services that involve the transmission of confidential information. The Company relies on standard internet and other security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect the Company's systems from compromises or breaches of its security measures, which could result in damage to the Company's reputation and business and affect its results of operations.

Additionally, as a financial institution, the Company's business is data intensive. Beyond the inherent nature of a financial institution that requires it to process and track extremely large numbers of financial transactions and accounts, the Company is required to collect, maintain, and keep secure significant data about its customers. These operations require the Company to obtain and maintain technology and security-related systems that are mission critical to its business. The Company's failure to do so could significantly affect its ability to conduct business and its customers' confidence in it. Further, the Company outsources a large portion of its data processing to third parties. If these third party providers encounter technological or other difficulties or if they have difficulty in communicating with the Company or if there is a breach of security, it will significantly affect the Company's ability to adequately process and account for customer transactions, which would significantly affect the Company's business operations and reputation.

Further, the technology affecting the financial institutions industry and consumer financial transactions is rapidly changing, with the frequent introduction of new products, services, and alternatives. The future success of the Company requires that it continue to adapt to these changes in technology to address its customers' needs. Many of the Company's competitors have greater technological resources to invest in these improvements. These changes could be costly to the Company and if the Company does not continue to offer the services and technology demanded by the marketplace, this failure to keep pace with change could materially affect its business, financial condition, and results of operation.

The Company's Ability to Grow May Be Limited if It Cannot Make Acquisitions

The Company will continue to seek to expand its banking franchise by growing internally, acquiring other financial institutions or branches, acquiring other financial services providers, and opening new offices. The Company's ability to grow through selective acquisitions of other financial institutions or branches will depend on successfully identifying, acquiring, and integrating those institution or branches. The Company has not made any acquisitions in recent years, as management has not identified acquisitions for which it was able to reach an agreement on terms management believed were appropriate and/or that met its acquisition criteria. The Company cannot provide any assurance that it will be able to generate internal growth, identify attractive acquisition candidates, make acquisitions on favorable terms, or successfully integrate any acquired institutions or branches.

The Company Depends on Certain Key Personnel and the Company's Business Could Be Harmed by the Loss of Their Services or the Inability to Attract Other Qualified Personnel

The Company's success depends in large part on the continued service and availability of its management team, and on its ability to attract, retain and motivate qualified personnel. The management team has been augmented to attempt to increase the Company's penetration into the commercial lending market. The Company may need to attract further talent in the future. The competition for these individuals can be significant, and the loss of key personnel could harm the Company's business. The Company cannot provide assurances that it will be able to retain existing key personnel or attract additional qualified personnel.

If the Company is Unable to Maintain Effective Internal Control Over Its Financial Reporting, Investors Could Lose Confidence in the Reliability of Its Financial Statements, Which Could Result in a Reduction in the Value of Its Common Stock

Under the Sarbanes-Oxley Act, public companies must include a report of management regarding companies' control over financial reporting in their annual reports and that report must contain an assessment by management of the effectiveness of the companies' internal control over financial reporting. In addition, the independent registered public accounting firm that audits a company's financial statements must attest to and report on the effectiveness of the company's internal control over financial reporting.

If the Company is unable to maintain the required effective internal control over financial reporting, including in connection with regulatory changes and/or changes in accounting rules and standards that apply to it, this could lead to a failure to meet its reporting obligations to the SEC. Such a failure in turn could result in an adverse reaction to the Company in the marketplace or a decline in value of the Company's common stock, due to a loss of confidence in the reliability of the Company's financial statements.

The Cost to Provide Employee Healthcare Insurance and/or Benefits Could Increase in the Future

The Affordable Care Act (the "ACA"), which was adopted in 2010 and is being phased in over several years, significantly affects the provision of both health care services and benefits in the United States. It is possible that ACA the will negatively affect the Company's cost of providing health insurance and/or benefits, and may also impact various other aspects of the Company's business. While the ACA has not yet had a material impact on the Company, the Company is continuing to assess the possible future impact of the ACA on its health care benefit costs.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company and its subsidiaries conduct their business through an executive office and 76 banking offices, which had an aggregate net book value of $48.1 million as of December 31, 2013, excluding furniture, fixtures, and equipment. As of December 31, 2013, the Company owned the building and land for 69 of its property locations and leased the space for eight.

The Company also owns 15 acres of developed land in a suburb of Milwaukee, Wisconsin, through its MC Development subsidiary, as well as approximately 300 acres of undeveloped land in another community located near Milwaukee through MC Development's 50% ownership in Arrowood Development LLC. The net book value of these parcels of land was $5.4 million at December 31, 2013.

Item 3. Legal Proceedings

The Company is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Management believes that these routine legal proceedings, in the aggregate, are immaterial to the Company's financial condition, results of operations, and cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters' and Issuer Purchase of Equity Securities

The common stock of the Company is traded on The NASDAQ Global Select Market under the symbol BKMU.

As of February 28, 2014, there were 46,551,284 shares of common stock outstanding and approximately 8,900 shareholders of record.

The Company paid a total cash dividend of $0.10 per share in 2013. A cash dividend of $0.03 per share was paid on February 28, 2014, to shareholders of record on February 14, 2014. For additional discussion relating to the Company's dividends, refer to "Financial Condition—Shareholders' Equity" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." The payment of dividends in the future is discretionary with the Company's board of directors and will depend on the Company's operating results, financial condition, and other considerations. Interest on deposits will be paid prior to payment of dividends on the Company's common stock. Refer also to "Item 1. Business—Regulation and Supervision" for information relating to regulatory limitations on the Company's payment of dividends to shareholders, as well as the payment of dividends by the Bank to the Company, which in turn could affect the payment of dividends by the Company.

The high and low trading prices of the Company's common stock from January 1, 2011, through December 31, 2013, by quarter, and the dividends paid in each quarter, were as follows:

	2013 Stock Prices		2012 Stock Prices		Cash Dividends Paid	
	High	Low	High	Low	2013	2012
1st Quarter	$5.88	$4.43	$4.45	$3.15	$0.02	$0.01
2nd Quarter	5.90	5.04	4.41	3.43	0.02	0.01
3rd Quarter	6.73	5.65	4.69	3.95	0.03	0.01
4th Quarter	7.17	6.04	4.64	4.03	0.03	0.02
				Total	$0.10	$0.05

From January 1, 2014, to February 28, 2014, the trading price of the Company's common stock ranged between $6.26 to $7.34 per share, and closed this period at $6.62 per share.

The Company did not repurchase any of its common stock during 2013 and the Company's board of directors has not authorized a new stock repurchase program. For additional discussion relating to the Company's repurchase of its common stock, refer to "Item 1. Business—Shareholders' Equity" and "Item 1. Business—Regulation and Supervision."

Set forth below is a line graph comparing the cumulative total shareholder return on Company common stock, based on the market price of the common stock and assuming reinvestment of cash dividends, with the cumulative total return of companies on the NASDAQ Stock Market U.S. Index ("NASDAQ Composite Index") and the NASDAQ Stock Market Bank Index. The graph assumes that $100 was invested on December 31, 2007, in Company common stock and each of those indices.



Total Return Performance
Bank Mutual Corporation
NASDAQ Composite Index
NASDAQ Bank Index
Index Value
240
220
200
180
160
140
120
100
80
60
40
20
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
12/31/13

	Period Ending					
Index	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13
Bank Mutual Corporation	100.00	62.53	44.60	30.14	41.27	68.39
NASDAQ Composite Index	100.00	129.26	151.94	152.42	177.46	236.88
NASDAQ Bank Index	100.00	98.65	109.85	81.92	110.37	150.79

Item 6. Selected Financial Data

The following table provides selected financial data for the Company for its past five fiscal years. The data is derived from the Company's audited financial statements, although the table itself is not audited. The following data should be read together with the Company's consolidated financial statements and related notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

	At December 31				
	2013	2012	2011	2010	2009
Selected financial condition data:	(Dollars in thousands, except number of shares and per share amounts)				
Total assets	$2,347,349	$2,418,264	$2,498,484	$2,591,818	$3,512,064
Loans receivable, net	1,508,996	1,402,246	1,319,636	1,323,569	1,506,056
Loans held-for-sale	1,798	10,739	19,192	37,819	13,534
Investment securities available-for-sale	–	–	–	228,023	614,104
Mortgage-related securities available-for-sale	446,596	550,185	781,770	435,234	866,848
Mortgage-related securities held-to-maturity	155,505	157,558	–	–	–
Foreclosed properties and repossessed assets	6,736	13,961	24,724	19,293	17,689
Goodwill	–	–	–	52,570	52,570
Mortgage servicing rights, net	8,737	6,821	7,401	7,769	6,899
Deposit liabilities	1,762,682	1,867,899	2,021,663	2,078,310	2,137,508
Borrowings	244,900	210,786	153,091	149,934	906,979
Shareholders' equity	281,037	271,853	265,771	312,953	402,477
Tangible shareholders' equity (1)	281,037	271,853	265,771	260,383	349,907
Number of shares outstanding, net of treasury stock	46,438,284	46,326,484	46,228,984	45,769,443	46,165,635
Book value per share	$6.05	$5.87	$5.75	$6.84	$8.72
Tangible shareholders' equity per share (1)	6.05	5.87	5.75	5.69	7.58

	For the Year Ended December 31				
	2013	2012	2011	2010	2009
Selected operating data:	(Dollars in thousands, except per share amounts)				
Total interest income	$79,456	$83,022	$89,345	$112,569	$151,814
Total interest expense	13,112	21,641	26,756	66,276	83,784
Net interest income	66,344	61,381	62,589	46,293	68,030
Provision for loan losses	4,506	4,545	6,710	49,619	12,413
Total non-interest income	26,116	29,259	23,158	40,603	31,681
Total non-interest expense (2)	71,504	76,057	124,900	159,825	68,155
Income (loss) before income taxes	16,450	10,038	(45,863)	(122,548)	19,143
Income tax expense (benefit)	5,702	3,336	1,752	(49,909)	5,418
Net income (loss) before non-controlling interest	10,748	6,702	(47,615)	(72,639)	13,725
Net loss (income) attributable to non-controlling interest	48	52	50	(1)	–
Net income (loss)	$10,796	$6,754	$(47,565)	$(72,640)	$13,725
Earnings (loss) per share-basic	$0.23	$0.15	$(1.03)	$(1.59)	$0.29
Earnings (loss) per share-diluted	0.23	0.15	(1.03)	(1.59)	0.29
Cash dividends paid per share	0.10	0.05	0.06	0.20	0.34

(1) This is a non-GAAP measure. Tangible shareholders' equity is total shareholders' equity minus goodwill.
(2) Total non-interest expense in 2011 includes a goodwill impairment of $52.6 million and in 2010 includes $89.3 million in loss on early repayment of FHLB borrowings.

	At or For the Year Ended December 31				
	2013	2012	2011	2010	2009
Selected financial ratios:					
Net interest margin (3)	3.11%	2.67%	2.76%	1.47%	2.09%
Net interest rate spread	3.02	2.57	2.64	1.26	1.82
Return on average assets	0.46	0.27	(1.87)	(2.12)	0.39
Return on average shareholders' equity	3.93	2.50	(16.37)	(18.47)	3.40
Efficiency ratio (4)	77.34	84.04	85.07	99.36	73.32
Non-interest expense as a percent of adjusted average assets (5)	3.03	3.03	2.84	2.06	1.95
Shareholders' equity to total assets	11.97	11.24	10.64	12.07	11.39
Tangible shareholders' equity to adjusted total assets (6)	11.97	11.24	10.64	10.25	10.09
Selected asset quality ratios:					
Non-performing loans to loans receivable, net	0.86%	1.84%	5.69%	9.29%	2.83%
Non-performing assets to total assets	0.84	1.64	4.00	5.49	1.72
Allowance for loan losses to non-performing loans	181.62	83.64	37.17	39.03	39.99
Allowance for loan losses to total loans receivable, net	1.56	1.54	2.12	3.63	1.13
Charge-offs to average loans	0.18	0.78	1.96	1.26	0.45

(3) Net interest margin is calculated by dividing net interest income by average earnings assets.

(4) Efficiency ratio is calculated by dividing non-interest expense (excluding goodwill impairment and loss on early repayment of FHLB borrowings) by the sum of net interest income and non-interest income (excluding gains and losses on investments).

(5) The ratio in 2011 excludes the impact of the goodwill impairment and in 2010 excludes the impact of the prepayment penalty on the early repayment of FHLB borrowings.

(6) This is a non-GAAP measure. The ratio is calculated by dividing total shareholders' equity less intangible assets (net of deferred taxes) divided by total assets less intangible assets (net). Intangible assets consist of goodwill and other intangible assets. Deferred taxes have been established only on other intangible assets and are immaterial in amount.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis in this section should be read in conjunction with "Item 8. Financial Statements and Supplementary Data," and "Item 7A. Quantitative and Qualitative Disclosures about Market Risk," as well as "Item 1. Business" and "Item 1A. Risk Factors."

Results of Operations

Overview The Company's net income (loss) for the years ended December 31, 2013, 2012, and 2011, was $10.8 million, $6.8 million, and $(47.6) million, respectively. Diluted earnings (loss) per share during these periods were $0.23, $0.15, and $(1.03), respectively.

The Company's net income in 2013 was impacted by the following favorable developments compared to 2012:

- a $5.2 million favorable change in net loan-related fees and servicing revenue;
- a $5.0 million or 8.1% increase in net interest income;
- a $4.4 million or 65.9% decrease in net losses and expenses on foreclosed real estate; and
- a $1.4 million or 43.7% decrease in federal deposit insurance premiums.

These favorable developments were partially offset by the following unfavorable developments in 2013 compared to 2012:

- an $8.8 million or 66.6% decrease in gain on loan sales activities;
- a $1.6 million or 3.7% increase in compensation-related expenses; and
- a $2.4 million or 70.9% increase in income tax expense.

The Company's net income in 2012 was impacted by the following favorable developments compared to 2011:

- the non-recurrence of a $52.6 million loss in 2011 on the impairment of goodwill;
- a $7.2 million or 121% increase in gain on loan sales activities; and
- a $2.2 million or 32.3% decrease in provision for loan losses.

These favorable developments were partially offset by the following unfavorable developments in 2012 compared to 2011:

- a $3.5 million or 8.9% increase in compensation-related costs;
- a $1.5 million unfavorable change in net loan-related fees and servicing revenue;
- a $1.2 million or 1.9% decrease in net interest income; and
- a $1.6 million or 90.4% increase in income tax expense.

The following paragraphs discuss these developments in greater detail, as well as other changes in the components of net income (loss) during the years ended December 31, 2013, 2012, and 2011.

Net Interest Income Net interest income increased by $5.0 million or 8.1% during the year ended December 31, 2013, compared to 2012. This increase was primarily attributable to a 44 basis point improvement in the Company's net interest margin, from 2.67% in 2012 to 3.11% in 2013. This improvement was due in part to an improved earning asset mix and an improved deposit funding mix in 2013 compared to 2012. The Company's average loans receivable (which generally have higher yields) increased by $43.3 million or 3.1% and its average mortgage-related securities, investment securities, and overnight investments (which generally have lower yields) declined by $209.2 million or 23.0% in the aggregate in 2013 compared to 2012. With respect to the Company's deposit funding mix, its average checking and savings deposits (which generally have a lower interest cost or no interest cost) increased by $46.7 million or 4.7% in the aggregate and its average certificates of deposit (which generally have a higher interest cost) declined by $241.0 million or 25.3% in 2013 compared to 2012.

Also contributing to the improvement in net interest margin in 2013 compared to 2012 was a 39 basis point decline in the average cost of the Company's certificates of deposit, as well as the Company's repayment of $100.0 million in high-cost borrowings from the FHLB of Chicago in the third quarter of 2012. Management anticipates that the Company's cost of certificates of deposit may continue to decline modestly over the next few months as older, higher-cost certificates of deposit continue to mature and are replaced by lower cost deposits. However, management does not believe that the pace of decline in 2014 will match that of recent years. Refer to "Financial Condition—Deposit Liabilities" for additional discussion related to the impact possible increases in future interest rates could have on the Company's cost of funds and net interest margin.

The favorable impact of the aforementioned developments on net interest income was partially offset by a $165.9 million or 7.2% decrease in average earning assets in 2013 compared to 2012. The Company's earning assets declined in 2013 as it has used cash flows from its mortgage-related securities portfolio to fund a decline in its certificates of deposit, as previously noted.

Net interest income declined by $1.2 million or 1.9% during the year ended December 31, 2012, compared to 2011. This decline was primarily attributable to a decrease in the Company's net interest margin, which was 2.67% in 2012 compared to 2.76% in 2011. This decline was primarily the result of a lower interest rate environment in 2012, which reduced the return on the Company's earning assets more than the cost of its funding sources. Contributing to the reduction in the cost of the Company's funding sources in 2012 was the aforementioned repayment of $100.0 million in high-cost borrowings from the FHLB of Chicago that matured during the third quarter of that year.

The impact of a lower net interest margin in 2012 was partially offset by the favorable impact of higher average earning assets in 2012 compared to 2011. In 2012 the Company purchased $158.9 million in held-to-maturity securities that were funded by term borrowings from the FHLB of Chicago. In addition, during 2012 average total loans increased by $21.9 million or 1.6% compared to 2011.

The following table presents certain details regarding the Company's average balance sheet and net interest income for the periods indicated. The tables present the average yield on interest-earning assets and the average cost of interest-bearing liabilities. The yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. The average balances are derived from daily balances over the periods indicated. Interest income includes fees, which are considered adjustments to yields. Net interest spread is the difference between the yield on interest-earning assets and the rate paid on interest-bearing liabilities. Net interest margin is derived by dividing net interest income by average interest-earning assets. The Company's tax exempt investments are insignificant, so no tax equivalent adjustments have been made.

	Year Ended December 31								
	2013			2012			2011		
	Average Balance	Interest Earned/ Paid	Avg. Yield/ Cost	Average Balance	Interest Earned/ Paid	Avg. Yield/ Cost	Average Balance	Interest Earned/ Paid	Avg. Yield/ Cost
				(Dollars in thousands)					
Assets:									
Interest-earning assets:									
Loans receivable, net (1)	$1,432,606	$64,638	4.51%	$1,389,313	$65,478	4.71%	$1,367,450	$69,936	5.11%
Mortgage-related securities	626,084	14,666	2.34	792,989	17,309	2.18	656,343	16,374	2.49
Investment securities (2)	12,168	54	0.44	25,443	73	0.29	156,793	2,877	1.83
Interest-earning deposits	62,742	98	0.16	91,801	162	0.18	84,505	158	0.19
Total interest-earning assets	2,133,600	79,456	3.72	2,299,546	83,022	3.61	2,265,091	89,345	3.94
Non-interest-earning assets	228,010			210,599			278,872		
Total average assets	$2,361,610			$2,510,145			$2,543,963		
Liabilities and equity:									
Interest-bearing liabilities:									
Savings deposits	$226,307	62	0.03	$217,255	63	0.03	$212,644	78	0.04
Money market accounts	478,938	694	0.14	434,549	716	0.16	405,033	1,696	0.42
Interest-bearing demand accounts	220,381	32	0.01	219,038	51	0.02	199,909	85	0.04
Certificates of deposit	713,043	7,537	1.06	954,047	13,825	1.45	1,069,708	17,709	1.66
Total deposit liabilities	1,638,669	8,325	0.51	1,824,889	14,655	0.80	1,887,294	19,568	1.04
Advance payment by borrowers for taxes and insurance	21,881	2	0.01	21,141	2	0.01	19,551	5	0.03
Borrowings	207,404	4,785	2.31	227,573	6,984	3.07	156,521	7,183	4.59
Total interest-bearing liabilities	1,867,954	13,112	0.70	2,073,603	21,641	1.04	2,063,366	26,756	1.30
Non-interest-bearing liabilities:									
Non-interest-bearing deposits	122,677			130,734			110,784		
Other non-interest-bearing liabilities	96,215			35,208			79,314		
Total non-interest-bearing liabilities	218,892			165,942			190,098		
Total liabilities	2,086,846			2,239,545			2,253,464		
Total equity	274,764			270,600			290,499		
Total average liabilities and equity	$2,361,610			$2,510,145			$2,543,963		
Net interest income and net interest rate spread		$66,344	3.02%		$61,381	2.57%		$62,589	2.64%
Net interest margin			3.11%			2.67%			2.76%
Average interest-earning assets to interest-bearing liabilities	1.14x			1.11x			1.10x		

(1) For the purposes of these computations, non-accruing loans and loans held-for-sale are included in the average loans outstanding.

(2) FHLB of Chicago stock is included in investment securities.

The following tables present the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to the change attributable to change in volume (change in volume multiplied by prior rate), the change attributable to change in rate (change in rate multiplied by prior volume), and the net change. The change attributable to the combined impact of volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31, 2013, Compared to Year Ended December 31, 2012		
	Increase (Decrease)		
	Volume	Rate	Net
	(Dollars in thousands)		
Interest-earning assets:			
Loans receivable	$1,989	$(2,829)	$(840)
Mortgage-related securities	(3,843)	1,200	(2,643)
Investment securities	(48)	29	(19)
Interest-earning deposits	(48)	(16)	(64)
Total interest-earning assets	(1,950)	(1,616)	(3,566)
Interest-bearing liabilities:			
Savings deposits	(1)	–	(1)
Money market deposits	67	(89)	(22)
Interest-bearing demand deposits	–	(19)	(19)
Certificates of deposit	(3,040)	(3,248)	(6,288)
Advance payment by borrowers for taxes and insurance	–	–	–
Borrowings	(579)	(1,620)	(2,199)
Total interest-bearing liabilities	(3,553)	(4,976)	(8,529)
Net change in net interest income	$1,603	$3,360	$4,963

	Year Ended December 31, 2012, Compared to Year Ended December 31, 2011		
	Increase (Decrease)		
	Volume	Rate	Net
	(Dollars in thousands)		
Interest-earning assets:			
Loans receivable	$1,084	$(5,542)	$(4,458)
Mortgage-related securities	3,129	(2,194)	935
Investment securities	(1,395)	(1,409)	(2,804)
Interest-earning deposits	13	(9)	4
Total interest-earning assets	2,831	(9,154)	(6,323)
Interest-bearing liabilities:			
Savings deposits	6	(21)	(15)
Money market deposits	116	(1,096)	(980)
Interest-bearing demand deposits	7	(41)	(34)
Certificates of deposit	(1,808)	(2,076)	(3,884)
Advance payment by borrowers for taxes and insurance	–	(3)	(3)
Borrowings	2,637	(2,836)	(199)
Total interest-bearing liabilities	958	(6,073)	(5,115)
Net change in net interest income	$1,873	$(3,081)	$(1,208)

Provision for Loan Losses The Company's provision for loan losses was $4.5 million, $4.5 million, and $6.7 million during the years ended December 31, 2013, 2012, and 2011, respectively. The Company's provision in 2013 was due largely to increases in general loan loss allowances related to growth in its multi-family, commercial real estate, and commercial business loan portfolios, as well as an increase in classified loans during the period, as described in "Financial Condition—Asset Quality," below. In contrast, the provision in 2012 was influenced by $6.3 million in specific loan loss allowances on a number of multi-family, commercial real estate, and business loan relationships, as well as residential and other consumer loans. The losses on these loans were based on updated independent appraisals and/or internal management evaluations of the collateral that secures the loan, as well as management's knowledge of current market conditions. These losses were partially offset by $1.8 million in loss recaptures related to certain non-performing loans that paid off in 2012, as well as recoveries related to previously charged-off loans.

In 2011 the Company recorded $11.8 million in loss provisions against a number of larger multi-family, commercial real estate, and business loan relationships, as well as certain smaller residential and other consumer loans. The losses on these loans were based on updated independent appraisals and/or internal management evaluations of the collateral that secures the loan, as well as management's knowledge of current market conditions. In addition, during 2011 the Company recorded approximately $2.4 million in additional loss provisions that reflected management's general concerns at the time related to continued economic weakness, elevated levels of unemployment, depressed real estate values, and the internal downgrades of certain loans. These developments were partially offset by $7.5 million in loss recaptures on loans that were paid-off during the period, were upgraded to performing status, or improved in performance and/or prospects.

General economic, employment, and real estate conditions continue to improve in the Company's markets, although at a relatively slow pace. However, current conditions continue to be challenging for certain borrowers, particularly those whose loans are secured by commercial real estate or land. As such, there can be no assurances that non-performing loans will continue to trend lower in future periods or that the Company's provision for loan losses will not vary considerably in future periods. Refer also to "Item 1. Business—Asset Quality," above, for additional discussion related to the Company's policies and procedures related to its provision for loan losses, allowance for loan losses, and asset quality.

Non-Interest Income Total non-interest income for the years ended December 31, 2013, 2012, and 2011, was $26.1 million, $29.3 million, and $23.2 million, respectively. The following paragraphs discuss the principal components of non-interest income and primary reasons for their changes from 2012 to 2013, as well as 2011 to 2012.

Service charges on deposits were $6.8 million, $6.9 million, and $6.4 million in 2013, 2012, and 2011, respectively. Management attributes the decrease in 2013 to relatively slow economic growth in recent years which has impacted customer spending patterns and has resulted in lower revenue from overdraft charges. Despite recent declines, management anticipates modest growth in this revenue item in 2014, although there can be no assurances.

Management attributes the increase in service charges on deposits in 2012 to an increase in the Company's average checking accounts during that year. In addition, enhancements in 2011 and 2012 in the Company's commercial deposit products and services generated increased fee revenue in 2012 compared 2011, particularly related to treasury management services. Improvements in fee revenue from treasury management services continued in 2013, but such were offset by the impact of lower revenue from overdraft charges, as previously noted.

Brokerage and insurance commissions were $3.1 million, $3.0 million, and $2.8 million for the years ended December 31, 2013, 2012, and 2011, respectively. This revenue item consists of commissions earned on sales of tax-deferred annuities, mutual funds, and certain other securities, as well as personal and business insurance products. Commission revenue in 2013 and 2012 benefited from a lower interest rate environment that encouraged customers to purchase tax-deferred annuities due to higher returns compared to deposit-related products. Commission revenue in 2013 also benefited from favorable trends in equity markets, which resulted in increased revenue from sales of mutual funds and other equity investments relative to 2012.

Net loan-related fees and servicing revenue was $3.3 million in 2013 compared to a loss of $1.9 million and $402,000 in 2012 and 2011, respectively. The following table presents the primary components of net loan-related fees and servicing revenue for the periods indicated:

	Year Ended December 31		
	2013	2012	2011
	(Dollars in thousands)		
Gross servicing fees	$2,885	$2,826	$2,718
MSR amortization	(2,809)	(3,904)	(2,747)
MSR valuation (loss) recovery	2,395	(1,528)	(862)
Loan servicing revenue, net	2,471	(2,606)	(891)
Other loan fee income	844	695	489
Loan-related fees and servicing revenue, net	$3,315	$(1,911)	$(402)

The change in the valuation allowance that the Company maintains against its MSRs is recorded as a recovery or loss, as the case may be, in the period in which the change occurs. Higher market interest rates for residential loans in 2013 resulted in lower future prepayment expectations on the loans underlying the MSRs, which resulted in a decrease in the valuation allowance during the year. Higher rates in this period also resulted in lower MSR amortization in 2013 compared to 2012 due to a lower level of actual loan prepayments. In contrast, lower market interest rates in 2012 and 2011 resulted in higher future prepayment expectations and an increase in the valuation allowance during those years. In addition, lower market rates also resulted in higher MSR amortization in 2012 because of an increased level of actual loan prepayments in that year. As of December 31, 2013, the Company had a remaining valuation allowance of only $1,400 against MSRs with a book value of $8.7 million. As of the same date the Company serviced $1.1 billion in loans for third-party investors compared to similar amount at the end of 2012.

The valuation of MSRs, as well as the periodic amortization of MSRs, is significantly influenced by the level of market interest rates and loan prepayments. If market interest rates for one- to four-family loans increase and/or actual or expected loan prepayment expectations decrease in future periods, the Company could recover all or a portion of previously established allowance on MSRs, if any, as well as record reduced levels of MSR amortization expense. Alternatively, if interest rates decrease and/or prepayment expectations increase, the Company could record additional charges to earnings related to increases in the valuation allowance on MSRs. In addition, amortization expense could increase due to likely increases in loan prepayment activity. Lower interest rates also typically cause an increase in actual mortgage loan prepayment activity, which generally results in an increase in the amortization of MSRs.

Net gains on loan sales activities were $4.4 million, $13.2 million, and $6.0 million during the years ended December 31, 2013, 2012, and 2011, respectively. The Company's policy is to sell substantially all of its fixed-rate, one- to four-family mortgage loan originations in the secondary market. During 2013, 2012, and 2011 sales of one- to four-family mortgage loans were $252.3 million, $454.6 million, and $292.7 million, respectively. Loan sales were lower in 2013 due to a generally higher level of market interest rates for one- to four-family mortgage loans during the year, which reduced the incentive for borrowers to refinance higher-rate loans into lower-rate loans during the period. Also contributing to the decrease in gains on sales of loans in 2013 was a decrease in the Company's average gross profit margin on the sales of loans. In 2013 the average gross profit margin was 1.75% compared to 2.91% and 2.04% in 2012 and 2011, respectively. Management attributes this decline to the reduced burden that consumer demand placed on the loan production capacity of the mortgage banking industry as a whole, due to the increase in market interest rates in 2013, which caused gross profit margins to decrease. If market interest rates remain at their current level or trend higher, management anticipates that the Company's gains on sales of loans will be substantially lower in 2014 than they were in the past three years.

Net gain on sales of investments in 2012 and 2011 was $543,000 and $1.1 million, respectively. The Company did not sell any securities in 2013. In 2012 the Company sold $20.4 million in mortgage-related securities to provide additional liquidity to fund the repayment of $100.0 million in borrowings from the FHLB of Chicago that matured in third quarter of that year. In 2011 the Company sold its remaining investment in a mutual fund that management did not expect would perform well in future periods.

The Company's operating results in 2012 and 2011 included $400,000 and $389,000 in net OTTI charges, respectively. These losses consisted of the credit portion of the total OTTI loss related to the Company's investment in certain private-label CMOs rated less than investment grade. Management attributes the net OTTI losses in these periods to low real estate values for residential properties on a nationwide basis. The Company did not record any OTTI losses in 2013 and none of its private-label CMOs were deemed to be other-than-temporarily impaired as of December 31, 2013. However, the collection of the amounts due on private-label CMOs is subject to numerous factors outside of the Company's control and a future determination of OTTI could result in additional losses being recorded through earnings in future periods. As of December 31, 2013, the Company's total investment in private-label CMOs was $38.7 million, of which $28.8 million was rated less than investment grade. Refer to "Financial Condition—Available-for-Sale Securities," below, for additional discussion.

Income from bank-owned life insurance ("BOLI") was $2.4 million, $2.1 million, and $2.4 million for the years ended December 31, 2013, 2012, and 2011, respectively. Fluctuations in this revenue item in recent years have been primarily caused by the timing of excess death benefits that are received under the terms of the insurance contracts.

Other non-interest income was $6.1 million, $5.8 million, and $5.2 million for the years ended December 31, 2013, 2012, and 2011, respectively. Contributing to the increase in 2013 was an increase in fees generated from a debit card cash rewards program that the Company introduced to checking account customers during the year. Also contributing to the increase in both 2013 and 2012 were increases in the fair value of assets held in trust for certain non-qualifying employee benefit plans, due to the effects of changes in interest rates and equity markets.

Non-Interest Expense Total non-interest expense for the years ended December 31, 2013, 2012, and 2011 was $71.5 million, $76.1 million, and $124.9 million, respectively. Results in 2011 included a $52.6 million non-cash goodwill impairment recorded by the Company in the second quarter of that year. This impairment had no effect on the liquidity, operations, tangible capital, or regulatory capital of the Company or the Bank (for additional discussion refer to "Note 1. Basis of Presentation" of the Company's consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data," below). Excluding the goodwill impairment, total non-interest expense in 2013, 2012, and 2011 was $71.5 million, $76.1 million and $72.3 million, respectively. The following paragraphs discuss the principal components of non-interest expense and the primary reasons for their changes from 2012 to 2013, as well as 2011 to 2012.

Compensation and related expenses were $43.9 million, $42.3 million, and $38.8 million during the years ended December 31, 2013, 2012, and 2011, respectively. The increase in 2013 compared to 2012 was due primarily to annual merit increases, as well as increases in certain payroll taxes and pension-related costs. These developments were partially offset by a decline in commissions due to lower originations of single-family loans (as previously described), as well as a modest decline in employee healthcare costs due to a renegotiation of such costs with the insurance provider.

The increase in compensation and related expenses in 2012 compared to 2011 was due primarily to the Company's hiring of certain senior management personnel, commercial relationship managers, and other key administrative personnel as a result of the Company's efforts to enhance its commercial banking line of business. Also contributing was an increase due to annual merit increases and certain incentive and bonus payments, including stock based compensation. Finally, the increase in compensation-related expense in 2012 was also caused by an increase in costs related to the Company's defined benefit pension plan, due to a decline in the discount rate used to determine the present value of the pension obligation.

Effective January 1, 2013, the Company's board of directors closed the qualified defined benefit pension plan to employees not eligible to participate in the plan as of that date, as well as any employees hired after that date. In addition, effective for service performed after March 1, 2013, the Company's board of directors reduced certain future benefits formerly provided under the plan, but did not reduce all future benefits at that time. However, effective January 1, 2014, the Company's board of directors froze the benefits of participants in the qualified defined benefit pension plan who had less than 20 years of service. This change also resulted in the future benefits under the Company's supplemental defined benefit pension plan being effectively frozen. The employees impacted by these changes will be eligible for enhanced employer contributions in the Company's defined contribution savings plan in 2014 and future years. Although there can be no assurances, management estimates that these developments could result in a net cost savings of $1.4 million to $2.2 million in 2014 depending on the level of discretionary contributions, if any, the Company could make to the defined contribution savings plan. For additional discussion relating to the Company's pension plans, refer to "Note 10. Employee Benefit Plans" of the Company's consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data," below. Finally, during 2013 the Company also implemented certain changes in the way in which employees earn vacation and other paid time off benefits after December 31, 2013. This change is expected to reduce the Company's expense for compensated absences by approximately $1.3 million in 2014 compared to 2013.

As of December 31, 2013, the Company had 637 full-time associates and 85 part-time associates. This compared to 639 full-time and 81 part-time employees at December 31, 2012, and 648 full-time and 71 part-time associates at December 31, 2011.

Occupancy and equipment expense during the years ended December 31, 2013, 2012, and 2011 was $11.9 million, $11.4 million, and $11.5 million, respectively. The increase in 2013 was principally caused by increases in data processing costs, certain repairs and maintenance on the Company's facilities, and snow removal costs earlier in 2013. The decrease in 2012 was principally caused by lower utility and snow removal costs due to a milder winter at the beginning of the year, reduced expenditures for maintenance and repair, and lower rental expense due to the closure of three leased banking offices. The impact of these developments was partially offset by an increase in data processing costs due to certain product and system enhancements implemented in 2012.

Federal insurance premiums were $1.9 million, $3.3 million, and $3.2 million during 2013, 2012, and 2011, respectively. The decrease in the 2013 was caused by improvements during the year in the Company's financial condition and operating results. Under the FDIC's risk-based premium assessment system, these improvements resulted in lower deposit insurance costs for the Company in 2013 compared to prior years (for additional information, refer to "Regulation and Supervision of the Bank—Deposit Insurance" in Item 1. Business—Regulation and Supervision," above).

Advertising and marketing expenses were $1.8 million, $2.1 million, and $2.0 million in 2013, 2012, and 2011, respectively. The Company reduced its advertising and marketing expenses in 2013 in an effort to control the growth in its overall expenses. Management expects that advertising and marketing expenditures will continue to be managed in a manner consistent with recent periods. However, such expenditures depend on future management decisions and there can be no assurances that such expenditures will remain at the current level in the future.

Net losses and expenses on foreclosed properties were $2.3 million, $6.7 million, and $7.1 million during 2013, 2012, and 2011, respectively. The Company has experienced lower losses and expenses on foreclosed real estate in recent periods due to lower levels of foreclosed properties. Management expects this trend to continue in the near term, although there can be no assurances.

Other non-interest expense was $9.8 million, $10.2 million, and $9.7 million during the years ended December 31, 2013, 2012, and 2011, respectively. The decrease in 2013 was primarily caused by lower professional fees, due principally to reduced expenditures for loan workouts, as well as lower regulatory assessments related to the Company's improved financial condition. The increase in 2012 was primarily caused by higher professional fees related to loan workouts.

Income Tax Expense Income tax expense was $5.7 million, $3.3 million, and $1.8 million in 2013, 2012, and 2011, respectively. Excluding the impact of the goodwill impairment in 2011 (which was not deductible for income tax purposes), the Company's effective tax rate ("ETR") in 2013, 2012, and 2011 was 34.7%, 33.2%, and 26.1%, respectively. The Company's ETR will vary from period to period depending primarily on the impact of non-taxable revenue, such as tax-exempt interest income and earnings from BOLI. The ETR will generally be lower in periods in which non-taxable revenue comprises a larger portion of pre-tax income or loss, such as in 2011. For additional information related to the resolution of a matter related to the Company's income taxes in Wisconsin, refer to "Note 12. Income Taxes" of the Company's consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data," below.

Financial Condition

Overview The Company's total assets decreased by $70.9 million or 2.9% during the twelve months ended December 31, 2013. During the period the Company's mortgage-related securities available-for-sale declined by $103.6 million and its cash and cash equivalents declined by $44.6 million. Cash flow from these sources, as well as a $34.1 million increase in borrowings, funded a $106.8 million increase in the Company's loan portfolio and a $105.2 million decrease in deposit liabilities during the year. The Company's total shareholders' equity increased from $271.9 million at December 31, 2012, to $281.0 million at December 31, 2013. Non-performing assets decreased from $39.8 million or 1.64% of total assets at December 31, 2012, to $19.7 million or 0.84% at December 31, 2013. The following paragraphs describe these changes in greater detail, as well as other changes in the Company's financial condition during the twelve months ended December 31, 2013.

Cash and Cash Equivalents Cash and cash equivalents decreased from $87.1 million at December 31, 2012, to $42.5 million at December 31, 2013. This decrease was due to the funding of increases in the Company's loan portfolio, as well as decreases in its deposit liabilities, as previously described.

Mortgage-Related Securities Available-for-Sale The Company's portfolio of mortgage-related securities available-for-sale decreased by $103.6 million or 18.8% during the year ended December 31, 2013. This decrease was principally caused by periodic repayments that exceeded the Company's purchase of new securities during the year.

The following table presents the carrying value of the Company's mortgage-related securities available-for-sale at the dates indicated (carrying value is equal to fair value for all securities and for all periods presented):

	December 31		
	2013	2012	2011
	(Dollars in thousands)		
Freddie Mac	$228,873	$343,682	$548,944
Fannie Mae	179,021	155,895	170,020
Ginnie Mae	33	42	778
Private-label CMOs	38,669	50,566	62,028
Total	$446,596	$550,185	$781,770

The following table presents the activity in the Company's portfolio of mortgage-related securities available-for-sale for the periods indicated:

	Year Ended December 31		
	2013	2012	2011
	(Dollars in thousands)		
Carrying value at beginning of period	$550,185	$781,770	$435,234
Purchases	88,094	51,374	507,052
Sales	–	(20,395)	–
Principal repayments	(186,674)	(260,953)	(167,587)
Premium amortization, net	(1,460)	(4,152)	(3,922)
Other-than-temporary impairment	–	(400)	(389)
Increase (decrease) in net unrealized gain or loss	(3,549)	2,941	11,383
Net increase (decrease)	(103,589)	(231,585)	346,536
Carrying value at end of period	$446,596	$550,185	$781,770

The table below presents information regarding the carrying values, weighted-average yields, and contractual maturities of the Company's mortgage-related securities available-for-sale at December 31, 2013:

	One Year or Less		More Than One Year to Five Years		More Than Five Years to Ten Years		More Than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
					(Dollars in thousands)					
Securities by issuer and type:										
Freddie Mac, Fannie Mae, and Ginnie Mae MBSs	$166	7.01%	$232	6.84%	$102,472	2.15%	$34	6.70%	$102,904	2.17%
Freddie Mac and Fannie Mae CMOs	–	–	3,997	1.49	46,827	2.54	254,201	2.39	305,025	2.40
Private-label CMOs	–	–	1,540	5.23	11,117	5.08	26,010	2.81	38,667	3.53
Total	$166	7.01%	$5,769	2.70%	$160,416	2.47%	$280,245	2.43%	$446,596	2.45%
Securities by coupon:										
Adjustable-rate coupon	–	–	–	–	$457	2.04%	$45,102	1.79%	$45,559	1.79%
Fixed-rate coupon	$166	7.01%	$5,769	2.70%	159,959	2.48	235,143	2.56	401,037	2.53
Total	$166	7.01%	$5,769	2.70%	$160,416	2.47%	$280,245	2.43%	$446,596	2.45%

Changes in the fair value of mortgage-related securities available-for-sale are recorded through accumulated other comprehensive income (loss), net of related income tax effect, which is a component of shareholders' equity. The fair value adjustment on the Company's mortgage-related securities available-for-sale was a net unrealized gain of $7.1 million at December 31, 2013, compared to a net unrealized gain of $10.7 million at December 31, 2012. This decrease was primarily caused by higher market interest rates at December 31, 2013, compared to December 31, 2012. Higher market interest rates typically result in lower fair values for the types of securities owned by the Company.

The Company maintains an investment in private-label CMOs that were purchased from 2004 to 2006 and are secured by prime residential mortgage loans. The securities were all rated "triple-A" by various credit rating agencies at the time of their purchase. However, all of the securities in the portfolio have been downgraded since their purchase. Securities rated less than investment grade are adversely classified as substandard in accordance with regulatory guidelines (refer to "Item 1. Business—Asset Quality").

The following table presents the credit ratings, carrying values, and unrealized losses of the Company's private-label CMO portfolio as of the dates indicated (in instances of split ratings, each security has been classified according to its lowest rating):

	December 31, 2013		December 31, 2012	
	Carrying Value	Net Unrealized Gain (Loss)	Carrying Value	Net Unrealized Gain (Loss)
	(Dollars in thousands)			
Credit rating:				
A	$1,248	$50	$7,400	$228
BBB/Baa	8,576	28	7,248	175
Less than investment grade	28,844	502	35,918	(33)
Total private-label CMOs	$38,668	$580	$50,566	$370

During 2012 and 2011 management determined that it was unlikely the Company would collect all amounts due according to the contractual terms on certain of its securities rated less than investment grade. Accordingly, the Company recorded $400,000 and $389,000 in net OTTI loss on such securities in those periods, respectively (for additional discussion refer to "Results of Operations—Non-Interest Income," above). As of December 31, 2013, management determined that none of the Company's private-label CMOs had incurred additional OTTI as of that date. The Company does not intend to sell these securities and it is unlikely it would be required to sell them before recovery of their amortized cost. However, collection is subject to numerous factors outside of the Company's control and a future determination of OTTI could result in significant losses being recorded through earnings in future periods. For additional discussion refer to "Critical Accounting Policies—Other-Than-Temporary Impairment," below, and "Item 1. Business—Investment Activities" and "Item 1A. Risk Factors," above.

Mortgage-Related Securities Held-to-Maturity The Company's mortgage-related securities held-to-maturity consist of fixed-rate mortgage-backed securities issued and guaranteed by Fannie Mae and backed by multi-family residential loans. The Company has classified these securities as held-to-maturity because it has the ability and intent to hold them until they mature. The following table presents the activity in the Company's portfolio of mortgage-related securities held-to-maturity for the periods indicated:

	Year Ended December 31		
	2013	2012	2011
	(Dollars in thousands)		
Carrying value at beginning of period	$157,558	–	–
Purchases	–	$158,915	–
Principal repayments	(1,354)	(902)	–
Premium amortization	(699)	(455)	–
Net increase (decrease)	(2,053)	157,558	–
Carrying value at end of period	$155,505	$157,558	–

All of the Company's mortgage-related securities held-to-maturity as of December 31, 2013, had final maturities of five to ten years. The weighted-average yield on these securities was 2.22% as of that date.

Loans Held-for-Sale The Company's policy is to sell substantially all of its fixed-rate, one- to four-family mortgage loan originations in the secondary market. The following table presents a summary of the activity in the Company's loans held-for-sale for the periods indicated:

	Year Ended December 31		
	2013	2012	2011
	(Dollars in thousands)		
Balance outstanding at beginning of period	$10,739	$19,192	$37,819
Origination of loans intended for sale (1)	243,669	446,358	272,785
Principal balance of loans sold	(252,348)	(454,584)	(292,720)
Change in net unrealized gains or losses (2)	(262)	(227)	1,308
Total loans held-for-sale	$1,798	$10,739	$19,192

(1) Does not include one- to four-family loans originated for the Company's loan portfolio.
(2) Refer to "Note 1. Basis of Presentation" in the Company's consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data."

The origination of one- to four-family mortgage loans intended for sale and the corresponding sales of such loans were elevated in 2012 as a result of generally lower market interest rates in that year, which encouraged a larger number of borrowers to refinance higher-rate loans into lower rate loans in 2012. For additional discussion, refer to "Results of Operations—Non-Interest Income," above.

Loans Receivable Loans receivable increased by $106.8 million or 7.6% as of December 31, 2013, compared to December 31, 2012. Total loans originated for portfolio were $488.6 million in 2013 compared to $523.6 million in 2012. Loans receivable increased in 2013 despite the overall decline in originations due primarily to disbursements in 2013 on construction loans that were actually originated prior to 2013. Also contributing was reduced loan prepayment activity in 2013 due to an increase in market interest rates during the year.

Originations of new construction and development loans, which consisted primarily of multi-family projects, were substantially higher in 2013 than they were in 2012. This increase was attributable to elevated demand for multi-family properties caused by a general decline in the level of home ownership in recent years. The increase in the origination of these types of loans was more than offset by declines in originations of commercial and industrial loans and home equity loans in 2013 compared to the prior year. Management attributes these declines to higher interest rates, slower economic growth and related uncertainties, and increased competition for these types of loans in its local markets.

The following table presents the composition of the Company's loan portfolio in dollar amounts and in percentages of the total portfolio at the dates indicated.

	December 31									
	2013		2012		2011		2010		2009	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Commercial loans:										
Commercial and industrial	$166,788	10.10%	$132,436	8.82%	$87,715	6.31%	$50,123	3.56%	$47,708	3.07%
Commercial real estate	276,547	16.75	263,775	17.57	226,195	16.27	248,253	17.68	262,855	16.90
Multi-family	265,841	16.10	264,013	17.58	247,040	17.77	247,210	17.60	200,222	12.86
Construction and development:										
Commercial real estate	27,815	1.68	11,116	0.74	19,907	1.43	24,939	1.78	27,040	1.74
Multi-family	164,685	9.97	86,904	5.79	29,409	2.12	19,308	1.37	52,323	3.36
Land and land development	6,962	0.42	6,445	0.43	8,078	0.60	15,808	1.13	22,592	1.45
Total construction and development loans	199,462	12.08	104,465	6.96	57,394	4.15	60,055	4.28	101,955	6.55
Total commercial loans	908,638	55.03	764,689	50.93	618,344	44.50	605,641	43.12	612,740	39.38
Retail loans:										
One- to four-family first mortgages:										
Permanent	449,230	27.21	471,551	31.40	516,854	37.17	541,830	35.58	656,018	42.17
Construction	40,968	2.48	18,502	1.23	16,263	1.17	13,479	0.96	11,441	0.74
Total first mortgages	490,198	29.69	490,053	32.63	533,117	38.34	555,309	39.54	667,459	42.91
Home equity loans:										
Fixed term home equity	148,688	9.01	141,898	9.45	126,798	9.12	128,170	9.13	152,960	9.83
Home equity lines of credit	79,470	4.81	81,898	5.45	86,540	6.23	87,383	6.22	88,796	5.71
Total home equity	228,158	13.82	223,796	14.90	213,338	15.35	215,553	15.35	241,756	15.54
Other consumer loans:										
Student	11,177	0.68	12,915	0.86	15,711	1.13	17,695	1.26	19,793	1.27
Other	12,942	0.78	10,202	0.68	9,405	0.68	10,250	0.73	13,948	0.90
Total other consumer	24,119	1.46	23,117	1.54	25,116	1.81	27,945	1.99	33,741	2.17
Total retail loans	742,475	44.97	736,966	49.07	771,571	55.50	798,807	56.88	942,956	60.62
Gross loans receivable	1,651,113	100.00%	1,501,655	100.00%	1,389,915	100.00%	1,404,448	100.00%	1,555,696	100.00%
Undisbursed loan proceeds	(117,439)		(76,703)		(41,859)		(32,345)		(32,690)	
Allowance for loan losses	(23,565)		(21,577)		(27,928)		(47,985)		(17,028)	
Deferred fees and costs, net	(1,113)		(1,129)		(492)		(549)		78	
Total loans receivable, net	$1,508,996		$1,402,246		$1,319,636		$1,323,569		$1,506,056	

The following table presents a summary of the Company's activity in loans receivable for the periods indicated.

	Year Ended December 31		
	2013	2012	2011
	(Dollars in thousands)		
Balance outstanding at beginning of period	$1,402,246	$1,319,636	$1,323,569
Loan originations:			
Commercial loans:			
Commercial and industrial	52,701	110,941	70,404
Commercial real estate	80,157	70,200	63,376
Multi-family	50,323	66,724	55,859
Construction and development	164,028	88,389	50
Total commercial loans	347,209	336,254	189,689
Retail loans:			
One- to four-family first mortgages (1)	84,822	110,512	115,913
Home equity	52,827	71,832	53,477
Other consumer	3,775	4,984	5,140
Total retail loans	141,424	187,328	174,530
Total loan originations	488,633	523,582	364,219
Principal payments and repayments:			
Commercial loans	(199,507)	(183,540)	(138,562)
Retail loans	(134,225)	(215,248)	(190,725)
Total principal payments and repayments	(333,732)	(398,788)	(329,287)
Transfers to foreclosed properties, real estate owned, and repossessed assets	(5,443)	(13,054)	(49,465)
Net change in undisbursed loan proceeds, allowance for loan losses, and deferred fees and costs	(42,708)	(29,130)	10,600
Total loans receivable, net	$1,508,996	$1,402,246	$1,319,636

(1) Does not include one- to four-family loans originated for sale.

The following table presents the contractual maturity of the Company's commercial and industrial loans and construction and development loans at December 31, 2013. The table does not include the effect of prepayments or scheduled principal amortization.

	December 31, 2013		
	Commercial and Industrial	Construction and Development	Total
Amounts due:	(Dollars in thousands)		
Within one year or less	$65,357	$46,253	$111,610
After one year through five years	99,056	135,580	234,636
After five years	2,375	58,597	60,972
Total due after one year	101,431	194,177	295,608
Total commercial and construction loans	$166,788	$240,430	$407,218

The following table presents, as of December 31, 2013, the dollar amount of the Company's commercial and industrial loans and construction and development loans due after one year and whether these loans have fixed interest rates or adjustable interest rates.

	Due After One Year		
	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)		
Commercial and industrial	$65,839	$35,592	$101,431
Construction and development	39,772	154,405	194,177
Total loans due after one year	$105,611	$189,997	$295,608

Foreclosed Properties and Repossessed Assets The following table summarizes the Company's foreclosed properties and repossessed assets as of the dates indicated:

	December 31		
	2013	2012	2011
	(Dollars in thousands)		
Commercial real estate	$4,236	$8,698	$13,115
Land and land development	2,171	3,407	1,162
One- to four-family first mortgages	329	1,710	6,557
Multi-family	—	146	3,890
Total	$6,736	$13,961	$24,724

The decrease in the Company's foreclosed properties and repossessed assets in 2013 and 2012 was caused by increased sales of foreclosed real estate, as well as continued charge-offs of foreclosed properties as management worked to aggressively reduce the Company's level of non-performing assets. These developments were partially offset by foreclosures related to a number of smaller commercial real estate mortgage loans and, to a lesser extent, one- to four-family mortgage loans. For additional discussion refer to "Financial Condition—Asset Quality," below.

Mortgage Servicing Rights The carrying value of the Company's MSRs was $8.7 million at December 31, 2013, compared to $6.8 million at December 31, 2012, net of valuation allowances of $1,400 and $2.4 million, respectively. As of both December 31, 2013 and 2012, the Company serviced $1.1 billion in loans for third-party investors. For additional information refer to "Results of Operations—Non-Interest Income" and "Item 1. Business—Lending Activities," above.

Other Assets Other assets consist of the following items on the dates indicated:

	December 31	
	2013	2012
Accrued interest receivable:	(Dollars in thousands)	
Loans receivable	$4,582	$4,636
Mortgage-related securities	1,328	1,610
Other	—	11
Total accrued interest receivable	5,910	6,257
Bank-owned life insurance	59,451	58,609
Premises and equipment	51,565	50,536
Deferred tax asset, net	27,387	34,211
Federal Home Loan Bank stock, at cost	12,245	15,841
Other assets	19,967	24,241
Total other assets	$176,525	$189,695

BOLI is long-term life insurance on the lives of certain current and past employees where the insurance policy benefits and ownership are retained by the employer. Its cash surrender value is an asset that the Company uses to partially offset the future cost of employee benefits. The cash value accumulation on BOLI is permanently tax deferred if the policy is held to the insured person's death and certain other conditions are met. The increase in BOLI in 2013 was a result of the increase in the accumulated cash value of the insurance policies during the period.

The Company and its subsidiaries conduct their business through an executive office and 76 banking offices, which had an aggregate net book value of $48.1 million as of December 31, 2013, excluding furniture, fixtures, and equipment.

As of December 31, 2013, the Company owned the building and land for 69 of its office locations and leased the space for eight.

The Company's net deferred tax asset decreased by $6.8 million or 19.9% during the year ended December 31, 2013. Management evaluates this asset on an on-going basis to determine if a valuation allowance is required. Management determined that no valuation allowance was required as of December 31, 2013. The evaluation of the net deferred tax asset requires significant management judgment based on positive and negative evidence. Such evidence includes the Company's cumulative three-year net loss, the nature of the components of such cumulative loss, recent trends in earnings, expectations for the Company's future earnings, the duration of federal and state net operating loss carryforward periods, and other factors. There can be no assurance that future events, such as adverse operating results, court decisions, regulatory actions or interpretations, changes in tax rates and laws, or changes in positions of federal and state taxing authorities will not differ from management's current assessments. The impact of these matters could be significant to the consolidated financial condition, results of operations, and capital of the Company.

The FHLB of Chicago requires its members to own its common stock as a condition of membership, which is redeemable at par (for additional information refer to "Regulation and Supervision of the Bank—Federal Home Loan Bank System" in "Item 1. Business—Regulation and Supervision"). As of December 31, 2013, the Company's ownership of FHLB of Chicago common stock exceeded the amount required under the FHLB of Chicago's minimum guidelines. For additional discussion refer to the section entitled "Federal Home Loan Bank System" in "Item 1. Business—Regulation and Supervision."

Deposit Liabilities Deposit liabilities decreased by $105.2 million or 5.6% during the twelve months ended December 31, 2013, to $1.8 billion compared to $1.9 billion at December 31, 2012. Core deposits, consisting of checking, savings and money market accounts, increased by $72.8 million or 6.9% during the period while certificates of deposits declined by $178.0 million or 21.9%. The Company continues to closely manage the rates it offers on certificates of deposit to control its overall liquidity position, which has resulted in a decline in certificates of deposit in recent periods. Core deposits have increased in recent periods in response to management's efforts to increase sales of such products and related services to commercial businesses, as well as efforts to focus its retail sales efforts on such products and related services. Also contributing to the increase in core deposits in recent periods, however, is customer reaction to the low interest rate environment. Management believes that this environment has encouraged some customers to switch to core deposits in an effort to retain flexibility in the event interest rates rise in the future. If interest rates increase in the future, customer preference may shift from core deposits back to certificates of deposit, which typically have a higher interest cost to the Company. This development could increase the Company's cost of funds in the future, which could have an adverse impact on its net interest margin.

The following table presents the distribution of the Company's deposit accounts at the dates indicated by dollar amount and percent of portfolio, and the weighted-average rate.

	December 31								
	2013			2012			2011		
	Amount	Percent of Total Deposit Liabilities	Weighted-Average Nominal Rate	Amount	Percent of Total Deposit Liabilities	Weighted-Average Nominal Rate	Amount	Percent of Total Deposit Liabilities	Weighted-Average Nominal Rate
	(Dollars in thousands)								
Non-interest-bearing demand	$161,639	9.20%	0.00%	$143,684	7.69%	0.00%	$112,211	5.55%	0.00%
Interest-bearing demand	245,923	13.95	0.01	236,380	12.65	0.01	229,990	11.38	0.01
Money market savings	501,020	28.40	0.14	458,762	24.56	0.19	432,248	21.38	0.19
Savings accounts	220,236	12.50	0.03	217,170	11.63	0.03	204,263	10.10	0.03
Total demand accounts	1,128,818	64.05	0.07	1,055,996	56.53	0.09	978,712	48.41	0.09
Certificates of deposit:									
With original maturities of:									
Three months or less	20,665	1.17	1.44	9,259	0.50	0.07	9,988	0.49	0.11
Over three to 12 months	121,350	6.88	0.17	184,194	9.86	0.20	162,949	8.06	0.50
Over 12 to 24 months	346,565	19.66	0.51	315,189	16.87	0.77	569,485	28.17	1.10
Over 24 to 36 months	80,370	4.56	1.88	148,503	7.95	1.94	138,677	6.86	1.98
Over 36 to 48 months	–	–	–	–	–	–	1,282	0.06	4.31
Over 48 to 60 months	64,914	3.68	2.08	154,758	8.29	3.48	160,570	7.95	3.68
Total certificates of deposit	633,864	35.95	0.81	811,903	43.47	1.36	1,042,951	51.59	1.51
Total deposit liabilities	$1,762,682	100.00%	0.34%	$1,867,899	100.00%	0.64%	$2,021,663	100.00%	0.82%

At December 31, 2013, the Company had certificates of deposit with balances of $100,000 and over maturing as follows:

	Amount
Maturing in:	(In thousands)
Three months or less	$47,625
Over three months through six months	38,224
Over six months through 12 months	73,308
Over 12 months through 24 months	20,148
Over 24 months through 36 months	1,216
Over 36 months	3,600
Total certificates of deposits greater than $100,000	$184,121

The following table presents the Company's activity in its deposit liabilities for the periods indicated:

	Year Ended December 31		
	2013	2012	2011
		(Dollars in thousands)	
Total deposit liabilities at beginning of period	$1,867,899	$2,021,663	$2,078,310
Net withdrawals	(113,058)	(167,096)	(74,632)
Interest credited, net of penalties	7,841	13,332	17,986
Total deposit liabilities at end of period	$1,762,682	$1,867,899	$2,021,663

Borrowings Borrowings, which consist of advances from the FHLB of Chicago, increased by $34.1 million or 16.2% during the twelve months ended December 31, 2013. This increase, which consisted of overnight borrowings from the FHLB of Chicago, was used to fund loan growth and deposit outflows during the year. Management believes that additional funds are available to be borrowed from the FHLB of Chicago or other sources in the future to fund loan originations or security purchases or to fund existing advances as they mature if needed or desirable. However, there can be no assurances of the future availability of borrowings or any particular level of future borrowings. For additional information refer to "Item 1. Business—Borrowings."

The following table sets forth certain information regarding the Company's borrowings at the end of and during the periods indicated:

	At or For the Year Ended December 31				
	2013	2012	2011	2010	2009
Balance outstanding at end of year:			(Dollars in thousands)		
FHLB term advances	$204,900	$210,786	$153,091	$149,934	$906,979
Overnight borrowings from FHLB	40,000	–	–	–	–
Weighted-average interest rate at end of year:					
FHLB term advances	2.26%	2.34%	4.69%	4.79%	4.26%
Overnight borrowings from FHLB	0.13%	–	–	–	–
Maximum amount outstanding during the year:					
FHLB term advances	$210,786	$311,419	$199,493	$906,979	$907,971
Overnight borrowings from FHLB	40,000	5,000	–	–	–
Average amount outstanding during the year:					
FHLB term advances	$206,828	$227,573	$156,521	$871,212	$907,443
Overnight borrowings from FHLB	207	14	–	–	–
Weighted-average interest rate during the year:					
FHLB term advances	2.31%	3.07%	4.59%	4.32%	4.32%
Overnight borrowings from FHLB	0.13%	0.30%	–	–	–

Shareholders' Equity The Company's shareholders' equity increased from $271.9 million at December 31, 2012, to $281.0 million at December 31, 2013. This increase was caused in part by net income during the period, partially offset by the payment of cash dividends of $0.10 per share to shareholders during the twelve months ended December 31, 2013. Also contributing to the increase in shareholders' equity during the period was an $2.4 million decrease in accumulated other comprehensive income (loss) due primarily to the impact of the changes the Company made to its defined benefit pension plan, as previously described. The impact of this development on accumulated other comprehensive income (loss) was partially offset by a decline in the fair value of the Company's available-for-sale securities. This development was caused by an increase in market interest rates during the year which had an adverse impact on the fair value of the Company's available-for-sale securities. The book value of the

Company's common stock was $6.05 per share at December 31, 2013, compared to $5.87 per share at December 31, 2012.

The Company's ratio of shareholders' equity to total assets was 11.82% at December 31, 2013, compared to 11.24% at December 31, 2012. The increase in this ratio was due primarily to a decrease in the Company's total assets, as well as an increase in shareholders' equity, as described in the previous paragraph. The Company is not currently required to maintain minimum capital for regulatory purposes. However, the Bank is required to maintain specified amounts of regulatory capital pursuant to regulations promulgated by the OCC and the FDIC. The Bank is "well capitalized" for regulatory capital purposes. As of December 31, 2013, the Bank had a total risk-based capital ratio of 17.82% and a Tier 1 capital ratio of 10.89%. The minimum ratios to be considered "well capitalized" under current supervisory regulations are 10% for total risk-based capital and 6% for Tier 1 capital. The minimum ratios to be considered "adequately capitalized" are 8% and 4%, respectively. For additional discussion refer to "Note 8. Shareholders' Equity" in "Item 8. Financial Statements and Supplementary Data," as well as "Item 1. Business—Regulation and Supervision."

On February 3, 2014, the Company's board of directors declared a $0.03 per share dividend payable on February 28, 2014, to shareholders of record on February 14, 2014. In 2013 the Company did not repurchase any shares of its common stock and the Company does not currently have a program authorizing the purchase of shares.

The payment of dividends or the repurchase of common stock by the Company is highly dependent on the ability of the Bank to pay dividends or otherwise distribute capital to the Company. Such payments are subject to any requirements imposed by law or regulations and to the application and interpretation thereof by the OCC and FRB. The Company cannot provide any assurances that dividends will continue to be paid, the amount of any such dividends, or the possible future resumption of share repurchases. For further information about factors which could affect the Company's payment of dividends, refer to "Item 1. Business—Regulation and Supervision," as well as "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchase of Equity Securities," above.

Asset Quality The following table presents information regarding non-accrual loans, accruing loans delinquent 90 days or more, and foreclosed properties and repossessed assets as of the dates indicated.

	December 31				
	2013	2012	2011	2010	2009
	(Dollars in thousands)				
Non-accrual commercial loans:					
Commercial and industrial	$284	$693	$1,642	$2,779	$923
Commercial real estate	4,401	6,994	23,997	41,244	18,840
Multi-family	1,783	6,824	22,905	31,660	3,357
Construction and development	728	865	9,108	26,559	4,859
Total commercial loans	7,196	15,376	57,652	102,242	27,979
Non-accrual retail loans:					
One- to four-family first mortgages	4,556	8,264	15,128	18,888	12,126
Home equity	676	1,514	1,457	1,369	1,433
Other consumer	104	59	207	275	212
Total non-accrual retail loans	5,336	9,837	16,792	20,532	13,771
Total non-accrual loans	12,532	25,213	74,444	122,574	41,750
Accruing loans delinquent 90 days or more (1)	443	584	696	373	834
Total non-performing loans	12,975	25,797	75,140	122,947	42,584
Foreclosed real estate and repossessed assets	6,736	13,961	24,724	19,293	17,689
Total non-performing assets	$19,711	$39,758	$99,864	$142,240	$60,273
Non-performing loans to total loans	0.86%	1.84%	5.69%	9.29%	2.83%
Non-performing assets to total assets	0.84%	1.64%	4.00%	5.49%	1.72%
Interest income that would have been recognized if non-accrual loans had been current	$1,265	$1,998	$4,535	$4,734	$2,671

(1) Consists of student loans that are guaranteed under programs sponsored by the U.S. government.

The Company's non-performing loans were $13.0 million or 0.86% of loans receivable as of December 31, 2013, compared to $25.8 million or 1.84% of loans receivable as of December 31, 2012. Non-performing assets, which includes non-performing loans, were $19.7 million or 0.84% of total assets and $39.8 million or 1.64% of total assets as of these same dates, respectively. The decline in non-performing loans in 2013 was due to an $8.2 million or 53.2% decrease in non-performing commercial loans and a $4.5 million or 45.8% decrease in non-performing retail loans. Finally, foreclosed properties and repossessed assets, which is a component of non-performing assets, declined by $7.2 million or 51.8% during the twelve months ended December 31, 2013. Most of the declines in non-performing loans and non-performing assets in 2013 were due to repayments of the related loans or disposition of the foreclosed properties. Contributing to a lesser degree were upgrades of loans to performing status due to improvements in the financial condition or performance of the borrowers and/or the underlying collateral, as permitted by the Company's credit policies.

The decline in non-performing loans in 2012 was due principally to a $42.3 million or 73.3% decrease in non-performing commercial loans. This decrease was primarily attributable to eight larger loans that aggregated $25.2 million that were paid off, six larger loans that aggregated $6.6 million that were transferred to foreclosed real estate, and one loan for $2.5 million that was returned to performing status due to the improved condition of the borrower. All of these loans were secured by commercial and multi-family real estate. In addition, non-performing one- to four-family loans declined by $6.9 million or 45.4%. Finally, foreclosed properties and repossessed assets, which is a component of non-performing assets, declined by $10.8 million or 43.5% during the twelve months ended December 31, 2012.

In 2011 the Company's non-performing loans declined by $47.8 million or 38.9%. Most of this decline was attributable to a $44.6 million or 43.6% decrease in non-performing commercial loans. In 2011 six larger loan relationships that aggregated $14.5 million were paid off, six larger loan relationships that aggregated $17.8 million were foreclosed, and the Company recorded $8.9 million in charge-offs related to seven larger loan relationships that that continued to be classified as non-performing as of the end of that year. The aggregate balance for these latter loans was $19.4 million (prior to the charge-offs). Finally, non-performing one- to four-family loans declined by $3.8 million or 19.9% during the twelve months ended December 31, 2011. Also in 2011, the Company's foreclosed properties and repossessed assets, which is a component of non-performing assets, increased by $5.4 million or 28.2%, due principally to the aforementioned foreclosures during the year. This development was partially offset by sales of foreclosed real estate, as well as continued charge-offs of foreclosed properties.

In 2010 the Company's non-performing assets increased by $82.0 million or 136%. This increase was due in part to 15 unrelated loan relationships that aggregated $38.1 million that were current with respect to principal and interest payments. Management determined that these loans should be classified as non-performing as of December 31, 2010, in light of underlying difficulties with the properties that secure the loans, as well as an increasingly strict regulatory environment. These loans were secured by commercial real estate, multi-family real estate, undeveloped land, and commercial business assets. Also contributing to the increase in non-performing assets in 2010 were 16 larger loan relationships that aggregated $49.2 million that defaulted during the year. These loans were also secured by commercial real estate, multi-family real estate, single-family real estate, undeveloped land, and commercial business assets. Also in 2010, non-performing one- to four-family loans increased by $6.8 million.

Non-performing assets are classified as "substandard" in accordance with the Company's internal risk rating policy. In addition to non-performing assets, at December 31, 2013, management was closely monitoring $36.1 million in additional loans that were adversely classified as "substandard" and $52.7 million in additional loans that were classified as "special mention" in accordance with the Company's internal risk rating policy. These amounts compared to $31.8 million and $37.7 million, respectively, as of December 31, 2012. As of December 31, 2013, most of the additional loans classified as "substandard" or "special mention" were secured by commercial real estate, multi-family real estate, land, and/or certain commercial business assets. The increase in classified loans in 2013 was caused by a limited number of commercial borrowers that have experienced deteriorations in financial condition and/or operating results in recent periods. In a number of these instances, as well as certain others, borrowers' situations are showing signs of improvement. However, management believes such improvements were not sufficient to upgrade the internal risk rating on the loans as of December 31, 2013. If these trends continue, management believes that a number of its classified loans could be upgraded in near term in accordance with the Company's risk rating policy, although there can be no assurances. Management does not believe any of the loans are impaired as of December 31, 2013. However, further deterioration in these borrowers or the related collateral could result in these additional loans becoming non-performing assets and could result in losses in future periods.

Although the Company's non-performing assets have declined in recent periods, its classified loans have increased, as noted in the previous paragraph. Trends in the credit quality of the Company's loan portfolio are subject to many factors that are outside of the Company's control, such as economic and market conditions. As such, there can be no assurances that there will not be significant fluctuations in the Company's non-performing assets and/or classified loans in future periods or that there will not be significant variability in the Company's provision for loan losses from period to period.

Loans considered to be impaired by the Company at December 31, 2013, totaled $13.0 million compared to $25.8 million at December 31, 2012, $75.1 million at December 31, 2011, $131.4 million at December 31, 2010, and $42.6 million at December 31, 2009. The average annual balance of loans impaired as of December 31, 2013, was $19.2 million and the interest received and recognized on these loans while they were impaired was $658,000.

The following table presents the activity in the Company's allowance for loan losses at or for the periods indicated.

	At or For the Year Ended December 31				
	2013	2012	2011	2010	2009
	(Dollars in thousands)				
Balance at beginning of period	$21,577	$27,928	$47,985	$17,028	$12,208
Provision for loan losses	4,506	4,545	6,710	49,619	12,413
Charge-offs:					
Commercial and industrial	(199)	(136)	(551)	(2,140)	(210)
Commercial real estate	(514)	(4,894)	(15,286)	(11,621)	(1,989)
Multi-family	(536)	(857)	(5,035)	(140)	(4,523)
Construction and development	(148)	(2,693)	(2,737)	(3,515)	–
One- to four-family first mortgages	(1,205)	(3,182)	(3,047)	(528)	(397)
Home equity	(1,000)	(327)	(524)	(211)	(19)
Other consumer	(389)	(485)	(512)	(565)	(508)
Total charge-offs	(3,991)	(12,574)	(27,692)	(18,720)	(7,646)
Recoveries:					
Commercial and industrial	5	26	18	–	–
Commercial real estate	666	956	40	1	19
Multi-family	102	568	248	–	–
Construction and development	109	1	550	–	–
One- to four-family first mortgages	492	86	49	20	1
Home equity	68	1	–	–	–
Other consumer	31	40	20	37	33
Total recoveries	1,473	1,678	925	58	53
Net charge-offs	(2,518)	(10,896)	(26,768)	(18,662)	(7,593)
Balance at end of period	$23,565	$21,577	$27,928	$47,985	$17,028
Net charge-offs to average loans	0.18%	0.78%	1.96%	1.26%	0.45%
Allowance for loan losses to total loans	1.56%	1.54%	2.12%	3.63%	1.13%
Allowance for loan losses to non-performing loans	181.62%	83.64%	37.17%	39.03%	39.99%

The changes in the Company's allowance for loan losses in recent years has been consistent with overall changes in the Company's level of non-performing loans, changes in loan charge-off activity, and industry trends. The changes are also consistent with changes in management's assessment of overall economic conditions, unemployment, and real estate values during the periods. The Company's ratio of allowance for loan losses as a percent of non-performing loans increased from 83.6% at December 31, 2012, to 181.6% at December 31, 2013. This increase was caused by a substantial decline in non-performing loans relative to the allowance for loan losses. This change is to be expected when non-performing loans (which are generally evaluated for impairment on an individual basis) decline in a period and, as a result, a larger portion of the allowance for loan losses relates to loans that are evaluated for impairment on a collective basis (refer to "Note 3. Loans Receivable" in "Item 8. Financial Statements and Supplementary Data").

Although management believes the Company's allowance for loan losses at December 31, 2013, was adequate, there can be no assurances that future adjustments to the allowance will not be necessary, which could adversely affect the Company's results of operations. For additional discussion, refer to "Item 1. Business—Asset Quality," above, and "Critical Accounting Policies—Allowance for Loan Losses," below.

The following table represents the Company's allocation of its allowance for loan losses by loan category on the dates indicated:

	December 31									
	2013		2012		2011		2010		2009	
	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total
Loan category:	(Dollars in thousands)									
Commercial and industrial	$2,603	11.05%	$1,686	7.81%	$2,098	7.51%	$1,541	3.21%	$1,925	11.31%
Commercial real estate	6,377	27.06	7,354	34.08	9,467	33.90	21,885	45.61	5,715	33.56
Multi-family	5,931	25.17	5,195	24.08	7,442	26.65	9,265	19.31	3,167	18.60
Construction and development	4,160	17.65	2,617	12.13	4,506	16.13	10,141	21.13	1,172	6.88
One- to four-family first mortgages	3,220	13.66	3,267	15.14	3,201	11.46	3,726	7.76	2,806	16.47
Home equity and other consumer	1,274	5.41	1,458	6.76	1,214	4.35	1,427	2.97	2,243	13.17
Total allowance for loan losses	$23,565	100.00%	$21,577	100.00%	$27,928	100.00%	$47,985	100.00%	$17,028	100.00%

Critical Accounting Policies

There are a number of accounting policies that the Company has established which require a significant amount of management judgment. A number of the more significant policies are discussed in the following paragraphs.

Allowance for Loan Losses Establishing the amount of the allowance for loan losses requires the use of management judgment. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual problem loans and pools of homogenous loans within the portfolio, and actual loss, delinquency, and/or risk rating experience within the portfolio. The Company also considers current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors, to include regulatory guidance. Finally, as appropriate, the Company also considers individual borrower circumstances and the condition and fair value of the loan collateral, if any.

Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on loans, the fair value of underlying collateral (if any), estimated losses on pools of homogeneous loans based on historical loss experience, changes in risk characteristics of the loan portfolio, and consideration of current economic trends, all of which may be susceptible to significant change. Higher rates of loan defaults than anticipated would likely result in a need to increase provisions in future years. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary. If management misjudges a major component of the allowance and the Company experiences an unanticipated loss, it will likely affect earnings. Developments affecting loans can also cause the allowance to vary significantly between quarters. Management consistently challenges itself in the review of the risk components to identify any changes in trends and their causes.

Other-Than-Temporary Impairment Generally accepted accounting principles require enterprises to determine whether a decline in the fair value of an individual debt security below its amortized cost is other than temporary. If the decline is deemed to be other than temporary, the cost basis of the security must be written down through a charge to earnings. Determination of OTTI requires significant management judgment relating to the probability of future cash flows, the financial condition and near-term prospects of the issuer of the security, and/or the collateral for the security, the duration and extent of the decline in fair value, and the ability and intent of the Company to retain the security, among other things. Future changes in management's assessment of OTTI on its securities could result in significant charges to earnings in future periods.

Income Taxes The assessment of the Company's tax assets and liabilities involves the use of estimates, forecasts, assumptions, interpretations, and judgment concerning the Company's estimated future results of operations, as well as certain accounting pronouncements and federal and state tax codes. Management evaluates the Company's net deferred tax asset on an on-going basis to determine if a valuation allowance is required. This evaluation requires significant management judgment based on positive and negative evidence. Such evidence includes the Company's cumulative three-year net loss, the nature of the components of such cumulative loss, recent trends in earnings excluding non-recurring charges (such as the goodwill impairment in 2011), expectations for the Company's future earnings, the duration of federal and state net operating loss carryforward periods, and other factors. There can be no assurance that future events, such as adverse operating results, court decisions, regulatory actions or interpretations, changes in tax rates and laws, or changes in positions of federal and state taxing authorities will not differ from management's current assessments. The impact of these matters could be significant to the consolidated financial conditions and results of operations.

The Company describes all of its significant accounting policies in "Note 1. Basis of Presentation" in "Item 8. Financial Statements and Supplementary Data."

Contractual Obligations, Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements

The Company has various financial obligations, including contractual obligations and commitments, that may require future cash payments.

The following table presents, as of December 31, 2013, significant fixed and determinable contractual obligations to third parties by payment date. All amounts in the table exclude interest costs to be paid in the periods indicated, if applicable.

	Payments Due In				
	One Year Or Less	One to Three Years	Three to Five Years	Over Five Years	Total
	(Dollars in thousands)				
Deposit liabilities without a stated maturity	$1,128,818	–	–	–	$1,128,818
Certificates of deposit	523,690	$91,694	$18,480	–	633,864
Borrowed funds	40,000	46,900	80,265	$77,735	244,900
Operating leases	973	1,611	831	2,565	5,980
Purchase obligations	1,680	3,360	3,360	1,260	9,660
Deferred retirement plans and deferred compensation plans	1,123	1,711	1,586	6,029	10,449

The Company's operating lease obligations represent short- and long-term lease and rental payments for facilities, certain software and data processing and other equipment. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligation amounts presented above primarily relate to certain contractual payments for services provided for information technology.

The Company also has obligations under its deferred retirement plan for directors as described in "Note 10. Employee Benefit Plans" in "Item 8. Financial Statements and Supplementary Data."

The following table details the amounts and expected maturities of significant off-balance sheet commitments to extend credit as of December 31, 2013.

	Payments Due In				
	One Year Or Less	One to Three Years	Three to Five Years	Over Five Years	Total
	(Dollars in thousands)				
Commercial lines of credit	$104,734	–	–	–	$104,734
Commercial loans	1,300	–	$235	–	1,535
Standby letters of credit	2,676	$674	–	–	3,350
Multi-family and commercial real estate	120,259	–	–	–	120,259
Residential real estate	50,503	–	–	–	50,503
Revolving home equity and credit card lines	168,645	–	–	–	168,645
Net commitments to sell residential loans	4,085	–	–	–	4,085

Commitments to extend credit, including loan commitments, standby letters of credit, unused lines of credit and commercial letters of credit do not necessarily represent future cash requirements, since these commitments often expire without being drawn upon.

Quarterly Financial Information

The following table sets forth certain unaudited quarterly data for the periods indicated:

	2013 Quarter Ended			
	March 31	June 30	September 30	December 31
	(Dollars in thousands, except per share amounts)			
Interest income	$20,175	$19,560	$19,758	$19,962
Interest expense	3,990	3,371	2,977	2,773
Net interest income	16,185	16,189	16,781	17,189
Provision for loan losses	891	1,730	707	1,178
Total non-interest income	7,432	7,067	6,143	5,475
Total non-interest expense	18,996	17,411	17,825	17,272
Income before taxes	3,730	4,115	4,392	4,214
Income tax expense	1,199	1,478	1,497	1,529
Net loss attributable to non-controlling interest	14	12	13	9
Net income	$2,545	$2,649	$2,908	$2,694
Earnings per share-basic	$0.05	$0.06	$0.06	$0.06
Earnings per share-diluted	0.05	0.06	0.06	0.06
Cash dividend paid per share	0.02	0.02	0.03	0.03

	2012 Quarter Ended			
	March 31	June 30	September 30	December 31
	(Dollars in thousands, except per share amounts)			
Interest income	$20,777	$21,079	$20,697	$20,467
Interest expense	5,879	6,226	5,098	4,437
Net interest income	14,898	14,853	15,599	16,030
Provision for loan losses	51	1,730	657	2,107
Total non-interest income	7,271	6,934	6,845	8,209
Total non-interest expense	20,517	18,140	18,790	18,608
Income before taxes	1,601	1,917	2,997	3,524
Income tax expense	462	601	1,044	1,229
Net loss attributable to non-controlling interest	16	13	13	10
Net income	$1,155	$1,329	$1,966	$2,305
Earnings per share-basic	$0.03	$0.03	$0.04	$0.05
Earnings per share-diluted	0.03	0.03	0.04	0.05
Cash dividend paid per share	0.01	0.01	0.01	0.02

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's ability to maintain net interest income depends upon earning a higher yield on assets than the rates it pays on deposits and borrowings. Fluctuations in market interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities. Fluctuations in interest rates will also affect the market value of all interest-earning assets and interest-bearing liabilities, other than those with a very short term to maturity.

Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature during a given period of time. The difference, or the interest rate sensitivity "gap, " provides an indication of the extent to which the Company's interest rate spread will be affected by changes in interest rates. Refer to "Gap Analysis," below. Interest rate sensitivity is also measured through analysis of changes in the present value of the Company's equity. Refer to "Present Value of Equity," below.

To achieve the objectives of managing interest rate risk, the Company's executive management meets periodically to discuss and monitor the market interest rate environment and provides reports to the board of directors. Management seeks to coordinate asset and liability decisions so that, under changing interest rate scenarios, the Company's earnings will remain within an acceptable range. The primary objectives of the Company's interest rate management strategy are to:

- maintain earnings and capital within self-imposed parameters over a range of possible interest rate environments;

- coordinate interest rate risk policies and procedures with other elements of the Company's business plan, all within the context of the current business environment and regulatory capital and liquidity requirements; and

- manage interest rate risk in a manner consistent with the approved guidelines and policies set by the board of directors.

The Company has employed certain strategies to manage the interest rate risk inherent in the asset/liability mix, including:

- emphasizing the origination of adjustable-rate mortgage loans and mortgage loans that mature or reprice within five years for portfolio, and selling most fixed-rate residential mortgage loans with maturities of 15 years or more in the secondary market;

- emphasizing variable-rate and/or short- to medium-term, fixed-rate home equity and commercial and industrial loans;

- maintaining a significant level of mortgage-related and other investment securities available-for-sale that have weighted-average life of less than five years or interest rates that reprice in less than five years; and

- managing deposits and borrowings to provide stable funding.

Management believes these strategies reduce the Company's interest rate risk exposure to acceptable levels.

Gap Analysis Repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a financial institution's interest rate sensitivity "gap." An asset or liability is said to be "interest rate sensitive" within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.

A gap is considered positive when the amount of interest-earning assets maturing or repricing within a specific time period exceeds the amount of interest-bearing liabilities maturing or repricing within that specific time period. A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing within a specific time period exceeds the amount of interest-earning assets maturing or repricing within the same period. During a period of rising interest rates, a financial institution with a negative gap position would be expected, absent the effects of other factors, to experience a greater increase in the costs of its liabilities relative to the yields of its assets and thus a decrease in the institution's net interest income. An institution with a positive gap position would be expected, absent the effect of other factors, to experience the opposite result. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to reduce net interest income.

The following table presents the amounts of the Company's interest-earning assets and interest-bearing liabilities outstanding at December 31, 2013, which management anticipates to reprice or mature in each of the future time periods shown. The information presented in the following table is based on the following assumptions:

- Loans—based upon contractual maturities, repricing date, if applicable, scheduled repayments of principal, and projected prepayments of principal based upon the Company's historical experience or anticipated prepayments. Actual cash flows may differ substantially from these assumptions.

- Mortgage-related securities—based upon known repricing dates (if applicable) and an independent outside source for determining estimated prepayment speeds. Actual cash flows may differ substantially from these assumptions.

- Deposit liabilities—based upon contractual maturities and the Company's historical decay rates. Actual cash flows may differ from these assumptions.

- Borrowings—based upon final maturity.

	December 31, 2013					
	Within Three Months	Three to Twelve Months	More than 1 Year to 3 Years	More than 3 Years - 5 Years	Over 5 Years	Total
	(Dollars in thousands)					
Loans receivable:						
Commercial loans:						
Fixed	$18,541	$59,928	$157,141	$140,869	$40,924	$417,403
Adjustable	196,739	84,868	82,847	39,881	281	404,616
Retail loans:						
Fixed	22,554	54,590	96,026	51,579	58,399	283,148
Adjustable	119,637	164,617	73,537	33,643	26,412	417,846
Interest-earning deposits	18,704	–	–	–	–	18,704
Mortgage-related securities:						
Fixed	31,752	89,031	169,266	80,461	178,904	549,414
Adjustable	45,582	–	–	–	–	45,582
Other interest-earning assets	12,245	–	–	–	–	12,245
Total interest-earning assets	465,754	453,034	578,817	346,433	304,920	2,148,958
Deposit liabilities:						
Non-interest-bearing demand accounts	968	2,870	7,405	7,058	143,384	161,685
Interest-bearing demand accounts	1,472	4,364	11,261	10,733	218,047	245,877
Savings accounts	1,452	4,297	11,034	10,444	193,010	220,237
Money market accounts	501,020	–	–	–	–	501,020
Certificates of deposit	244,099	295,225	76,060	18,480	–	633,864
Advance payments by borrowers for taxes and insurance	–	3,431	–	–	–	3,431
Borrowings	40,304	927	49,552	83,358	70,759	244,900
Total non-interest- and interest-bearing liabilities	789,315	311,114	155,312	130,073	625,200	2,011,014
Interest rate sensitivity gap	$(323,561)	$141,920	$423,505	$216,360	$(320,280)	$137,944
Cumulative interest rate sensitivity gap	$(323,561)	$(181,641)	$241,864	$458,224	$137,944	
Cumulative interest rate sensitivity gap as a percent of total assets	(13.78)%	(7.74)%	10.30%	19.52%	5.88%	
Cumulative interest-earning assets as a percentage of non-interest- and interest-bearing liabilities	59.01%	83.49%	119.26%	133.07%	106.86%	

Based on the above gap analysis, at December 31, 2013, the Company's interest-bearing liabilities maturing or repricing within one year exceeded its interest-earning assets maturing or repricing within the same period. Based on this information, over the course of the next year the Company's net interest income could be adversely impacted by an increase in market interest rates. Alternatively, the Company's net interest income could be favorably impacted by a decline in market interest rates. However, it should be noted that the Company's future net interest income is affected by more than just future market interest rates. Net interest income is also affected by absolute and relative levels of earning assets and interest-bearing liabilities, the level of non-performing loans and other investments, and by other factors outlined in "Item 1. Business—Cautionary Statement," "Item 1A. Risk Factors," and "Item 7. Management Discussion of Financial Condition and Results of Operations."

In addition to not anticipating all of the factors that could impact future net interest income, gap analysis has certain shortcomings. For example, although certain assets and liabilities may mature or reprice in similar periods, the interest rates on such react by different degrees to changes in market interest rates, especially in instances where changes in rates are limited by contractual caps or floors or instances where rates are influenced by competitive forces. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. For example, it is the Company's past experience that rate changes on most of its deposit liabilities generally lag changes in market interest rates. Certain assets, such as adjustable-rate loans, have features which limit changes in interest rates on a short term basis and over the life of the loan. If interest rates change, prepayment, and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of borrowers to make payments on their adjustable-rate loans may decrease if interest rates increase. Because of these shortcomings, management of the Company believes that gap analysis is a better indicator of the relative change in the Company's interest rate risk exposure from period to period than it is an indicator of the direction or amount of future change in net interest income.

Present Value of Equity In addition to the gap analysis table, management also uses simulation models to monitor interest rate risk. The models report the present value of equity ("PVE") in different interest rate environments, assuming an instantaneous and permanent interest rate shock to all interest rate sensitive assets and liabilities. The PVE is the difference between the present value of expected cash flows of interest rate sensitive assets and liabilities. The changes in market value of assets and liabilities due to changes in interest rates reflect the interest rate sensitivity of those assets and liabilities as their values are derived from the characteristics of the asset or liability (i.e., fixed rate, adjustable rate, caps, and floors) relative to the current interest rate environment. For example, in a rising interest rate environment, the fair market value of a fixed-rate asset will decline whereas the fair market value of an adjustable-rate asset, depending on its repricing characteristics, may not decline. Increases in the market value of assets will increase the PVE whereas decreases in market value of assets will decrease the PVE. Conversely, increases in the market value of liabilities will decrease the PVE whereas decreases in the market value of liabilities will increase the PVE.

The following table presents the estimated PVE over a range of interest rate change scenarios at December 31, 2013. The present value ratio shown in the table is the PVE as a percent of the present value of total assets in each of the different rate environments. For purposes of this table, management has made assumptions such as prepayment rates and decay rates similar to those used for the gap analysis table.

Change in Interest Rates (Basis Points)	Present Value of Equity			Present Value of Equity as Percent of Present Value of Assets	
	Dollar Amount	Dollar Change	Percent Change	Present Value Ratio	Percent Change
	(Dollars in thousands)				
+400	$271,857	$(128,997)	(32.2)%	12.55%	(26.0)%
+300	301,438	(99,416)	(24.8)	13.62	(19.7)
+200	335,028	(65,826)	(16.4)	14.81	(12.7)
+100	367,821	(33,033)	(8.2)	15.90	(6.2)
0	400,854	–	–	17.31	–
-100	404,649	3,795	0.9	16.75	(1.2)

Based on the above analysis, the Company's PVE could be adversely affected by an increase in interest rates. The decline in the PVE as a result of an increase in rates is attributable to the combined effects of a decline in the present value of the Company's earning assets (which is further impacted by an extension in duration in rising rate environments due to slower prepayments on loan and mortgage-related securities and reduced likelihood of calls on certain investment securities), partially offset by a decline in the present value of deposit liabilities and FHLB of Chicago advances. Alternatively, it should be noted that the Company's PVE could be favorably impacted by a decrease in interest rates. However, it should be noted that the Company's PVE is impacted by more than changes in market interest rates. Future PVE is also affected by management's decisions relating to reinvestment of future cash flows, decisions relating to funding sources, and by other factors outlined in "Item 1. Business—Cautionary Statement," "Item 1A. Risk Factors," and "Item 7. Management Discussion of Financial Condition and Results of Operations."

As is the case with gap analysis, PVE analysis also has certain shortcomings. PVE modeling requires management to make assumptions about future changes in market interest rates that are unlikely to occur, such as immediate, sustained, and parallel (or equal) changes in all market rates across all maturity terms. PVE modeling also requires that management make assumptions which may not reflect the manner in which actual yields and costs respond to changes in market interest rates. For example, it is the Company's past experience that rate changes on most of its deposit liabilities generally lag changes in market interest rates. In addition, management makes assumptions regarding the changes in prepayment speeds of mortgage loans and securities. Prepayments will accelerate in a falling rate environment and the reverse will occur in a rising rate environment. Management also assumes that decay rates on core deposits will accelerate in a rising rate environment and the reverse in a falling rate environment. The model assumes that the Company will take no action in response to the changes in interest rates, when in practice rate changes on most deposit liabilities lag behind market changes and/or may be limited by competition. In addition, prepayment estimates and other assumptions within the model are subjective in nature, involve uncertainties, and therefore cannot be determined with precision. Accordingly, although the PVE model may provide an estimate of the Company's interest rate risk at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in interest rates on the Company's PVE. Because of these shortcomings, management of the Company believes that PVE analysis is a better indicator of the relative change in the Company's interest rate risk exposure from period to period than it is an indicator of the direction or amount of future change in net interest income.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Bank Mutual Corporation
Milwaukee, Wisconsin

We have audited the accompanying consolidated statements of financial condition of Bank Mutual Corporation and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of income, total comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bank Mutual Corporation and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2014, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
March 7, 2014

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Financial Condition

	December 31	
	2013	2012
Assets	*(Dollars in thousands)*	
Cash and due from banks	$23,747	$50,030
Interest-earning deposits in banks	18,709	37,029
Cash and cash equivalents	42,456	87,059
Mortgage-related securities available-for-sale, at fair value	446,596	550,185
Mortgage-related securities held-to-maturity, at amortized cost (fair value of $153,223 in 2013 and $163,589 in 2012)	155,505	157,558
Loans held-for-sale	1,798	10,739
Loans receivable (net of allowance for loan losses of $23,565 in 2013 and $21,577 in 2012)	1,508,996	1,402,246
Foreclosed properties and repossessed assets	6,736	13,961
Mortgage servicing rights, net	8,737	6,821
Other assets	176,525	189,695
Total assets	$2,347,349	$2,418,264
Liabilities and equity		
Liabilities:		
Deposit liabilities	$1,762,682	$1,867,899
Borrowings	244,900	210,786
Advance payments by borrowers for taxes and insurance	3,431	4,956
Other liabilities	52,414	59,837
Total liabilities	2,063,427	2,143,478
Equity:		
Preferred stock–$0.01 par value:		
Authorized–20,000,000 shares in 2013 and 2012		
Issued and outstanding–none in 2013 and 2012	–	–
Common stock–$0.01 par value:		
Authorized–200,000,000 shares in 2013 and 2012		
Issued–78,783,849 shares in 2013 and 2012		
Outstanding–46,438,284 shares in 2013 and 46,326,484 in 2012	788	788
Additional paid-in capital	489,238	489,960
Retained earnings	151,384	145,231
Accumulated other comprehensive income (loss)	(2,319)	(4,717)
Treasury stock–32,345,565 shares in 2013 and 32,457,365 in 2012	(358,054)	(359,409)
Total shareholders' equity	281,037	271,853
Non-controlling interest in real estate partnership	2,885	2,933
Total equity including non-controlling interest	283,922	274,786
Total liabilities and equity	$2,347,349	$2,418,264

Refer to Notes to Consolidated Financial Statements

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Income

	Year Ended December 31		
	2013	2012	2011
	(Dollars in thousands, except per share data)		
Interest income:			
Loans	$64,638	$65,478	$69,936
Mortgage-related securities	14,666	17,309	16,374
Investment securities	54	73	2,877
Interest-earning deposits	98	162	158
Total interest income	79,456	83,022	89,345
Interest expense:			
Deposit liabilities	8,325	14,655	19,568
Borrowings	4,785	6,984	7,183
Advance payments by borrowers for taxes and insurance	2	2	5
Total interest expense	13,112	21,641	26,756
Net interest income	66,344	61,381	62,589
Provision for loan losses	4,506	4,545	6,710
Net interest income after provision for loan losses	61,838	56,836	55,879
Non-interest income:			
Service charges on deposits	6,769	6,903	6,429
Brokerage and insurance commissions	3,116	3,009	2,844
Loan related fees and servicing revenue, net	3,315	(1,911)	(402)
Gain on loan sales activities, net	4,405	13,206	5,963
Gain on sales of investments, net	–	543	1,113
Other-than-temporary impairment ("OTTI") losses:			
Total OTTI losses	–	(889)	(1,794)
Non-credit portion of OTTI losses	–	489	1,405
Net OTTI losses	–	(400)	(389)
Income from bank-owned life insurance ("BOLI")	2,387	2,118	2,374
Other non-interest income	6,124	5,791	5,226
Total non-interest income	26,116	29,259	23,158
Non-interest expense:			
Compensation, payroll taxes, and other employee benefits	43,854	42,304	38,844
Occupancy and equipment	11,881	11,363	11,514
Federal insurance premiums	1,863	3,308	3,224
Advertising and marketing	1,826	2,139	2,008
Losses and expenses on foreclosed real estate, net	2,292	6,725	7,059
Other non-interest expense	9,788	10,218	9,681
Goodwill impairment	–	–	52,570
Total non-interest expense	71,504	76,057	124,900
Income (loss) before income taxes	16,450	10,038	(45,863)
Income tax expense	5,702	3,336	1,752
Net income (loss) before non-controlling interest	10,748	6,702	(47,615)
Net loss attributable to non-controlling interests	48	52	50
Net income (loss)	$10,796	$6,754	$(47,565)
Per share data:			
Earnings (loss) per share–basic	$0.23	$0.15	$(1.03)
Earnings (loss) per share–diluted	0.23	0.15	(1.03)
Cash dividends per share paid	0.10	0.05	0.06

Refer to Notes to Consolidated Financial Statements

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Total Comprehensive Income

	Year Ended December 31		
	2013	2012	2011
	(Dollars in thousands)		
Net income (loss) before non-controlling interest	$10,748	$6,702	$(47,615)
Other comprehensive income (loss), net of income taxes:			
Unrealized holding gains (losses) during the period:			
Non-credit portion of OTTI on securities available-for sale, net of deferred income taxes of $(196) in 2012 and $(563) in 2011	–	(293)	(842)
Change in net unrealized gain on securities available-for-sale, net of deferred income taxes of $(1,424) in 2013, $1,593 in 2012, and $5,028 in 2011	(2,125)	2,378	7,511
Reclassification adjustment for gain on securities included in income, net of income taxes of $(218) in 2012 and $(446) in 2011	–	(325)	(667)
	(2,125)	1,760	6,002
Defined benefit pension plans:			
Unrecognized gain (loss) and net prior service costs, net of deferred income taxes of $2,058 in 2013, $(732) in 2012, and $(2,990) in 2011	3,086	(1,098)	(4,484)
Curtailment gain on plan amendment, net of deferred income taxes of $958	1,437	–	–
	4,523	(1,098)	(4,484)
Total other comprehensive income, net of income taxes	2,398	662	1,518
Total comprehensive income (loss) before non-controlling interest	13,146	7,364	(46,097)
Comprehensive loss attributable to non-controlling interest	48	52	50
Total comprehensive income (loss)	$13,194	$7,416	$(46,047)

Refer to Notes to Consolidated Financial Statements

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-Controlling Interest in Real Estate Partnership	Total
	(Dollars in thousands; except per share data)						
Balance at December 31, 2010	$788	$494,377	$191,238	$(6,897)	$(366,553)	$2,925	$315,878
Net loss	–	–	(47,565)	–	–	–	(47,565)
Net loss attributable to non-controlling interest	–	–	–	–	–	(50)	(50)
Other comprehensive income	–	–	–	1,518	–	–	1,518
Equity contribution by non-controlling interest	–	–	–	–	–	50	50
Issuance of management recognition plan shares	–	(123)	–	–	123	–	–
Exercise of stock options	–	(4,375)	–	–	5,840	–	1,465
Share based payments	–	280	–	–	–	–	280
Cash dividends ($0.06 per share)	–	–	(2,880)	–	–	–	(2,880)
Balance at December 31, 2011	$788	$490,159	$140,793	$(5,379)	$(360,590)	$2,925	$268,696
Net income	–	–	6,754	–	–	–	6,754
Net loss attributable to non-controlling interest	–	–	–	–	–	(52)	(52)
Other comprehensive income	–	–	–	662	–	–	662
Equity contribution by non-controlling interest	–	–	–	–	–	60	60
Issuance of management recognition plan shares	–	(1,181)	–	–	1,181	–	–
Share based payments	–	982	–	–	–	–	982
Cash dividends ($0.05 per share)	–	–	(2,316)	–	–	–	(2,316)
Balance at December 31, 2012	$788	$489,960	$145,231	$(4,717)	$(359,409)	$2,933	$274,786
Net income	–	–	10,796	–	–	–	10,796
Net loss attributable to non-controlling interest	–	–	–	–	–	(48)	(48)
Other comprehensive income	–	–	–	2,398	–	–	2,398
Issuance of management recognition plan shares	–	(1,134)	–	–	1,134	–	–
Exercise of stock options	–	(134)	–	–	221	–	87
Share based payments	–	546	–	–	–	–	546
Cash dividends ($0.10 per share)	–	–	(4,643)	–	–	–	(4,643)
Balance at December 31, 2013	$788	$489,238	$151,384	$(2,319)	$(358,054)	$2,885	$283,922

Refer to Notes to Consolidated Financial Statements

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31		
	2013	2012	2011
	(Dollars in thousands)		
Operating activities:			
Net income (loss)	$10,796	$6,754	$(47,565)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	4,506	4,545	6,710
Loss on foreclosed real estate, net	1,882	5,525	4,926
Provision for depreciation	2,668	2,569	2,576
Goodwill impairment	–	–	52,570
Net OTTI losses	–	400	389
Amortization of mortgage servicing rights	2,809	3,904	2,747
Increase (decrease) in valuation on MSRs	(2,395)	1,528	862
Net premium amortization on securities	2,159	4,608	3,923
Loans originated for sale	(243,669)	(446,358)	(272,785)
Proceeds from loan sales	254,685	463,165	294,134
Gain on loan sales activities, net	(4,405)	(13,206)	(5,963)
Gain on sales of investments, net	–	(543)	(1,113)
Deferred income tax expense	5,207	3,286	1,830
Other, net	4,410	7,850	40,591
Net cash provided by operating activities	38,653	44,027	83,832
Investing activities:			
Proceeds from maturities of investment securities available-for-sale	–	–	205,825
Proceeds from sale of investment securities available-for-sale	–	20,938	21,950
Purchases of mortgage-related securities available-for-sale	(88,094)	(51,374)	(507,052)
Principal payments on mortgage-related securities available-for-sale	186,674	260,953	167,587
Purchases of mortgage-related securities held-to-maturity	–	(158,915)	–
Principal payments on mortgage-related securities held-to-maturity	1,354	902	–
Redemption of FHLB stock	4,178	30,251	–
Purchases of FHLB stock	(582)	–	–
Net increase in loans receivable	(116,700)	(100,209)	(47,661)
Proceeds from sale of foreclosed properties	10,786	18,801	19,822
Net purchases of premises and equipment	(3,696)	(2,689)	(1,840)
Net cash provided (used) by investing activities	(6,080)	18,658	(141,369)

(continued)

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31		
	2013	2012	2011
	(Dollars in thousands)		
Financing activities:			
Net decrease in deposit liabilities	$(105,217)	$(153,764)	$(56,647)
Net increase in short-term borrowings	40,000	–	–
Proceeds from long-term borrowings	–	158,935	4,270
Repayments of long-term borrowings	(5,886)	(101,240)	(1,113)
Net increase (decrease) in advance payments by borrowers for taxes and insurance	(1,525)	1,764	495
Cash dividends	(4,643)	(2,316)	(2,880)
Other, net	95	60	1,515
Net cash used in financing activities	(77,176)	(96,561)	(54,360)
Decrease in cash and cash equivalents	(44,603)	(33,876)	(111,897)
Cash and cash equivalents at beginning of year	87,059	120,935	232,832
Cash and cash equivalents at end of year	$42,456	$87,059	$120,935
Supplemental information:			
Cash received (paid) in period for:			
Interest on deposits and borrowings	$(13,142)	$(21,915)	$(28,434)
Income taxes	(274)	(173)	23,412
Non-cash transactions:			
Loans transferred to foreclosed properties and repossessed assets	5,443	13,054	49,465

Refer to Notes to Consolidated Financial Statements

(Dollars in thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies

Business Bank Mutual Corporation (the "Company"), a Wisconsin corporation, is a federal unitary savings and loan holding company which holds all of the outstanding shares of Bank Mutual (the "Bank"). The Bank is a federal savings bank offering a full range of financial services to customers who are primarily located in the state of Wisconsin. The Bank is principally engaged in the business of attracting deposits from the general public, including businesses and government entities, and using such deposits to originate secured and unsecured loans to commercial and retail borrowers.

Principles of Consolidation The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts and transactions of the Company and its wholly-owned subsidiaries. The Bank has the following wholly-owned subsidiaries: BancMutual Financial & Investment Services, Inc., Mutual Investment Corporation, First Northern Investments, Inc., and MC Development Ltd. MC Development Ltd. owns a 50% interest in Arrowood Development LLC, which is a variable interest entity and is consolidated into the financial statements. All intercompany accounts and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ from those estimates.

Cash and Cash Equivalents The Company considers interest-bearing deposits in banks and federal funds sold that have original maturities of three months or less to be cash equivalents. Under Regulation D, the Bank is required to maintain cash and reserve balances with the Federal Reserve Bank of Chicago. The average amount of required reserve balances for the years ended December 31, 2013 and 2012, was $13 and $25, respectively.

Federal Home Loan Bank Stock Stock of the Federal Home Loan Bank of Chicago ("FHLB of Chicago") is owned due to membership requirements and is carried at cost, which is its redemption value, and is included in other assets. FHLB stock is periodically reviewed for impairment based on management's assessment of the ultimate recoverability of the investment rather than temporary declines in its estimated fair value.

Securities Available-for-Sale and Held-to-Maturity Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. Held-to-maturity securities are stated at amortized cost.

The amortized cost of securities classified as available-for-sale or held-to-maturity is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-related securities, over the estimated life of the securities. Such accretion or amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses and declines in value judged to be other-than-temporary are included in net gain or loss on sales of securities and are based on the specific identification method.

Impairment of available-for-sale and held-to-maturity securities is evaluated considering numerous factors, and their relative significance varies case-by-case. Factors considered include the length of time and extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer of a security; and the Company's intent and/or likely need to sell the security before its anticipated recovery in fair value. Further, if the Company does not expect to recover the entire amortized cost of the security (i.e., a credit loss is expected), the Company will be unable to assert that it will recover its cost basis even if it does not intend to sell the security. If, based upon an analysis of each of these factors, it is determined that the impairment is other-than-temporary, the carrying value of the security is written down through earnings by the amount of the expected credit loss.

(Dollars in thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies (continued)

Loans Receivable and Loans Held-for-Sale Loans receivable are recorded at cost, net of undisbursed loan proceeds, allowance for loan losses, unamortized deferred fees and costs, and unamortized purchase premiums or discounts, if any. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of loan yield. Purchase premiums and discounts are also amortized as an adjustment of yield.

Loans held-for-sale, which generally consists of recently originated fixed-rate residential mortgage loans, are recorded at market value determined on an individual loan basis. Fees received from the borrower are deferred and recorded as an adjustment of the carrying value.

As of December 31, 2013, the Company's classification of loans as either "commercial" or "retail" represents a "line of business" classification format. This format represents a change from prior years in which the classification focused on loan collateral type (i.e., mortgage vs. non-mortgage) rather than line of business. Loans receivable as of December 31, 2012, were restated to conform to the new classification format. As of December 31, 2012, the Company had $6,381 of residential lot loans to retail borrowers that were previously classified as construction and development land loans. Under the new classification format these loans were reclassified to one- to four-family loans. In addition, $72 of these residential lot loans were impaired at December 31, 2012, and were reclassified from impaired construction and development land loans to impaired one- to four-family loans.

Accrued Interest on Loans Interest on loans receivable is accrued and credited to income as earned. The Company measures the past due status of a loan by the number of days that have elapsed since the borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days. At that time, the loan is considered impaired and any accrued but uncollected interest is reversed. Additional interest income is recorded only to the extent that payments are received, collection of the principal is reasonably assured, and/or the net recorded investment in the loan is deemed to be collectible. Loans are generally restored to accrual status when the obligation is brought to a current status by the borrower.

Allowance for Loan Losses and Impaired Loans The Company classifies its loan portfolio into six segments for purposes of determining its allowance for loan losses: commercial and industrial loans, commercial real estate, multi-family real estate, construction and development, one- to four-family, and home equity and other consumer. This segmentation is based on the nature of the loan collateral and the purpose of the loan, which in the judgment of management are the primary risk characteristics that determine the allowance for loan loss. Loans in the commercial and industrial segment are typically secured by equipment, inventory, receivables, other business assets, and in some instances, business and personal real estate, or may be unsecured. Loans in the commercial real estate, multi-family real estate, and one- to four-family segments are secured principally by real estate. The commercial real estate segment consists of non-residential loans secured by office, retail/wholesale, industrial/warehouse, and other properties. The construction and development segment consists of loans secured by commercial real estate, multi-family, and developed and undeveloped land. Loans in the home equity and other consumer segment may be secured by real estate, personal property, or may be unsecured.

The allowance for loan losses for each segment is maintained at a level believed adequate by management to absorb probable losses inherent in each segment and is based on factors such as the size and current risk characteristics of the segments, an assessment of individual problem loans and pools of homogenous loans within the segments, and actual loss, delinquency, and/or risk rating experience within the segments. The Company also considers current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors, to include regulatory guidance. Finally, as appropriate, the Company also considers individual borrower circumstances and the condition and fair value of the loan collateral, if any.

1. Summary of Significant Accounting Policies (continued)

The allowance for loan losses for each segment is determined using a combined approach. Individual loans in the segments that have been identified as impaired are analyzed individually to determine an appropriate allowance for loan loss. In addition, the allowance for loan losses for each segment is augmented using a homogenous pool approach for loans in each segment that are current and/or have not been individually identified as impaired loans. The homogenous approach utilizes loss rates that are developed by management using the qualitative factors and other considerations outlined in the previous paragraph.

Loans are considered impaired when they are identified as such by the Company's internal risk rating and loss evaluation process or when contractually past due 90 days or more with respect to interest or principal. Factors that indicate impairment include, but are not limited to, deterioration in a borrower's financial condition, performance, or outlook, decline in the condition, performance, or fair value of the collateral for the loan (if any), payment or other default on the loan, and adverse economic or market developments in the borrower's region or business segment. Accrual of interest is typically discontinued on impaired loans, although from time-to-time the Company may continue to accrue interest and/or recognize interest income on impaired loans when payments are being received and, in the judgment of management, collection of the principal is reasonably assured and/or the net recorded investment in the loan is deemed to be collectible.

The Company has various policies and procedures in place to monitor its exposure to credit risk including, but not limited to, a formal risk rating process, periodic loan delinquency reporting, periodic loan file reviews, financial updates from and visits to borrowers, and established past-due loan collection procedures. The Company formally evaluates its allowance for loan losses on a quarterly basis or more often as deemed necessary. A provision for loan loss is charged to operations based on this periodic evaluation. Actual loan losses are charged off against the allowance for loan losses, while recoveries of amounts previously charged off are credited to the allowance.

Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on loans, the fair value of underlying collateral (if any), estimated losses on pools of homogeneous loans based on historical loss experience, changes in risk characteristics of the loan portfolio, and consideration of current economic trends, all of which may be susceptible to significant change.

Mortgage Servicing Rights Mortgage servicing rights are recorded as an asset when loans are sold with servicing rights retained. The total cost of loans sold is allocated between the loan balance and their servicing asset based on their relative fair values. The capitalized value of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. Mortgage servicing rights are carried at the lower of the initial carrying value, adjusted for amortization, or estimated fair value. The carrying values are periodically evaluated for impairment. For purposes of measuring impairment, the servicing rights are stratified into pools based on term and interest rate. Impairment represents the excess of the remaining capitalized cost of a stratified pool over its fair value, and is recorded through a valuation allowance. The fair value of each servicing rights pool is calculated based on the present value of estimated future cash flows using a discount rate, given current market conditions. Estimates of fair value include assumptions about prepayment speeds, interest rates and other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of mortgage servicing rights, and the related valuation allowance, if any, to change significantly in the future.

Mortgage Banking Loan Commitments In connection with its mortgage banking activities, the Company enters into loan commitments to fund residential mortgage loans at specified interest rates and within specified periods of time, generally up to 60 days from the time of rate lock. A loan commitment whose loan arising from exercise of the loan commitment will be held for sale upon funding is a derivative instrument, which must be recognized at fair value on the consolidated balance sheet in other assets and other liabilities with changes in its value recorded in income from mortgage banking operations.

(Dollars in thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies (continued)

In determining the fair value of its derivative loan commitments for economic purposes, the Company considers the value that would be generated when the loan arising from exercise of the loan commitment is sold in the secondary mortgage market. That value includes the price that the loan is expected to be sold for in the secondary mortgage market.

Foreclosed Properties and Repossessed Assets Foreclosed properties acquired through, or in lieu of, loan foreclosure are recorded at the lower of cost or fair value less estimated costs to sell. Costs related to the development and improvement of property are capitalized provided such costs do not result in a carrying value in excess of the property's fair value less estimated costs to sell, in which case such costs are expensed. Costs related to holding the property are expensed. Gains and losses on sales are recognized based on the carrying value upon closing of the sale.

Premises and Equipment Land, buildings, leasehold improvements and equipment are carried at amortized cost. Buildings and equipment are depreciated over their estimated useful lives (office buildings 40 to 44 years and furniture and equipment 3 to 10 years) using the straight-line method. Leasehold improvements are amortized over the shorter of their useful lives or expected lease terms. The Company reviews buildings, leasehold improvements and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the estimated undiscounted cash flows for the property are less than its carrying value. If identified, an impairment loss is recognized through a charge to earnings based on the fair value of the property.

Goodwill In 2011 the Company determined that goodwill recorded as a result of the purchase of financial institutions in 1997 and 2000 was impaired. The Company performed a goodwill impairment test during that period as a result of a number of developments including the decline in the Company's stock price and market capitalization and the announcement that the Company and Bank had each entered into a separate memorandum of understanding with their primary regulators, both of which were terminated in 2013. To determine the fair value of goodwill, as well as the amount of the impairment, the Company obtained a third-party independent appraisal of the Company, which consists of a single reporting unit, and its assets and liabilities. The fair value of the Company was estimated using a weighted average of three valuation methodologies, including a public market peers approach, a comparable transactions approach, and a discounted cash flow approach. A comparison of the weighted-average value from these approaches to the net carrying value of the Company indicated that potential impairment existed. The weighted-average value of the Company was subsequently compared to the estimated net fair value of the Company's individual assets and liabilities. As a result of this comparison, the Company concluded that goodwill was impaired and recorded an impairment charge of $52,570 in 2011, which represented the total amount of the Company's goodwill. The goodwill impairment was not deductible for income tax purposes.

Life Insurance Policies Investments in life insurance policies owned by the Company are carried at the amount that could be realized under the insurance contract if the Company cashed them in on the respective dates.

Income Taxes The Company files consolidated federal and combined state income tax returns. A deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in the Company's income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change. A valuation allowance is provided for any deferred tax asset for which it is more likely than not that the asset will not be realized. Changes in valuation allowances are recorded as a component of income taxes.

In 2013 the IRS issued final tangible property regulations to be effective for the Company's 2014 federal income tax returns. The Company's adoption of these rules is not expected to have a significant impact on the Company's financial condition or results of operations.

(Dollars in thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies (continued)

Earnings (Loss) Per Share Basic and diluted earnings (loss) per share ("EPS") are computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Vested shares of restricted stock which have been awarded under the management recognition plan ("MRP") provisions of the Company's 2004 Stock Incentive Plan are also considered outstanding for basic EPS. Non-vested MRP and stock option shares are considered dilutive potential common shares and are included in the weighted-average number of shares outstanding for diluted EPS.

Pension Costs The Company has a qualifying defined benefit plan and a supplemental defined benefit plan. As appropriate, the net periodic pension cost of these plans consists of the expected cost of benefits earned by employees during the current period and an interest cost on the projected benefit obligation, reduced by the expected earnings on assets held by the plans, amortization of prior service cost, and amortization of recognized actuarial gains and losses over the estimated future service period of existing plan participants. Effective January 1, 2014, the Company froze the benefits of participants in the qualified defined benefit pension plan that had less than 20 years of service. This change also resulted in the future benefits under the Company's supplemental defined benefit pension plan being effectively frozen.

The Company also has a defined contribution plan. The costs associated with the defined contribution plan consist of a predetermined percentage of individual participant compensation, as well as the cost of discretionary contributions determined by the Company's board of directors.

Segment Information The Company has determined that it has one reportable segment—community banking. The Company offers a range of financial products and services to external customers, including: accepting deposits from the general public; originating secured and unsecured loans to commercial and retail borrowers; and marketing annuities and other insurance products.

Recent Accounting Changes In 2011 the Financial Accounting Standards Board ("FASB") issued new accounting guidelines related to (i) accounting for repurchase agreements, (ii) certain fair value measurements of assets, liability, and instruments classified in shareholders' equity, and (iii) presentation of net income, other comprehensive income, and total comprehensive income (certain aspects the adoption of which were deferred indefinitely in the fourth quarter of 2011). These new guidelines were effective for the first interim period beginning on or after December 15, 2011, which was the first quarter of 2012 for the Company. The Company's adoption of these guidelines did not have a material impact on its financial condition, results of operations, or liquidity. However, the guidelines do affect how matters may be disclosed in the financial statements.

In 2011 the FASB also issued new accounting guidelines related to (i) the determination of whether a parent should derecognize the in-substance real estate of a subsidiary that is in-substance real estate when the parent ceases to have a controlling financial interest in the subsidiary and (ii) the disclosure of both gross information and net information about instruments eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. Item (i) was effective for the Company in the third quarter of 2012. The adoption of this item did not have a material impact on its financial condition, results of operation, or liquidity. Item (ii) was effective for interim and fiscal periods beginning on or after January 1, 2013, which for the Company was the first quarter of 2013. The Company's adoption of these new accounting guidelines did not have a material impact on its financial condition, results of operations, or liquidity. However, the guidelines do affect how matters may be disclosed in the financial statements.

In 2012 the FASB issued new accounting guidance related to (i) testing indefinite-lived intangible assets for impairment and (ii) subsequent measurement of an indemnification asset recognized in a government-assisted acquisition of a financial institution. Item (i) was effective for years beginning after September 15, 2012, which was the first quarter of 2013 for the Company. Item (ii) was effective for fiscal years beginning on or after

(Dollars in thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies (continued)

December 15, 2012, which was the first quarter of 2013 for the Company. The Company's adoption of these new guidelines did not have a material impact in its financial condition, results of operations, or liquidity.

During the first quarter of 2013 the FASB issued new accounting guidance relating to (i) the reporting of reclassifications out of accumulated other comprehensive income (loss); and (ii) the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. Item (i) is effective for fiscal years beginning after December 15, 2012, which was the first quarter of 2013 for the Company. The adoption of this item did not have an effect on the Company's financial condition, results of operations, or liquidity. Item (ii) is effective for fiscal years beginning after December 15, 2013, which will be the first quarter of 2014 for the Company. Adoption of this item is not expected to have a material impact on the Company's results of operations, financial condition, or liquidity.

During the third quarter of 2013 the FASB issued new accounting guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The guidance is effective for fiscal years and interim periods beginning after December 15, 2013, which will be the first quarter of 2014 for the Company. Adoption of this item is not expected to have a material impact on the Company's results of operations, financial condition, or liquidity.

During the first quarter of 2014 the FASB issued new accounting guidance related to troubled debt restructurings by creditors to clarify when an in-substance repossession or foreclosure occurs as satisfaction of a consumer mortgage loan. The new guidance is effective for fiscal years beginning after December 15, 2014, which is the first quarter of 2015 for the Company. The Company's adoption of this new guidance is not expected to have a material impact on its financial condition, results of operations, or liquidity. However, the guidelines will affect how matters are disclosed in the financial statements.

(Dollars in thousands, except share and per share amounts)

2. Mortgage-Related Securities Available-for-Sale and Held-to-Maturity

The amortized cost and fair value of mortgage-related securities available-for-sale and held-to-maturity are as follows:

	December 31, 2013			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:				
Federal Home Loan Mortgage Corporation	$223,690	$5,235	$(52)	$228,873
Federal National Mortgage Association	177,683	1,796	(458)	179,021
Government National Mortgage Association	29	4	–	33
Private-label CMOs	38,089	855	(275)	38,669
Total available-for-sale	$439,491	$7,890	$(785)	$446,596
Securities held-to-maturity:				
Federal National Mortgage Association	$155,505	$1	$(2,283)	$153,223
Total held-to-maturity	$155,505	$1	$(2,283)	$153,223

	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:				
Federal Home Loan Mortgage Corporation	$336,289	$7,393	–	$343,682
Federal National Mortgage Association	153,010	2,885	–	155,895
Government National Mortgage Association	36	6	–	42
Private-label CMOs	50,196	1,108	$(738)	50,566
Total available-for-sale	$539,531	$11,392	$(738)	$550,185
Securities held-to-maturity:				
Federal National Mortgage Association	$157,558	$6,031	–	$163,589
Total held-to-maturity	$157,558	$6,031	–	$163,589

(Dollars in thousands, except share and per share amounts)

2. Mortgage-Related Securities Available-for-Sale and Held-to-Maturity (continued)

The following tables identify mortgage-related securities by amount of time the securities have had a gross unrealized loss as of the dates indicated:

	December 31, 2013							
	Less Than 12 Months in an Unrealized Loss Position			Greater Than 12 Months in an Unrealized Loss Position			Gross	Total
	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Unrealized Loss Amount	Estimated Fair Value
Securities available-for-sale:								
Federal Home Loan Mortgage Corporation	$52	1	$7,375	–	–	–	$52	$7,375
Federal National Mortgage Association	458	6	45,822	–	–	–	458	45,822
Private-label CMOs	39	3	5,990	$236	7	$10,244	275	16,234
Total available-for-sale	$549	10	$59,187	$236	7	$10,244	$785	$69,431
Securities held-to-maturity:								
Federal National Mortgage Association	$2,283	16	$125,537	–	–	–	$2,283	$125,537
Total held-to-maturity	$2,283	16	$125,537	–	–	–	$2,283	$125,537

	December 31, 2012							
	Less Than 12 Months in an Unrealized Loss Position			Greater Than 12 Months in an Unrealized Loss Position			Gross	Total
	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Unrealized Loss Amount	Estimated Fair Value
Securities available-for-sale:								
Private-label CMOs	$500	4	$9,703	$238	5	$7,578	$738	$17,281
Total available-for-sale	$500	4	$9,703	$238	5	$7,578	$738	$17,281

The Company determined that the unrealized losses on its mortgage-related securities were temporary as of December 31, 2013 and 2012. The Company does not intend to sell these securities and it is unlikely that it will be required to sell these securities before the recovery of their amortized cost. The Company believes it is probable that it will receive all future contractual cash flows related to these securities. This determination was based on management's judgment regarding the nature of the loan collateral that supports the securities, a review of the current ratings issued on the securities by various credit rating agencies, recent trends in the fair market values of the securities and, in the case of private-label CMOs, a review of the actual delinquency and/or default performance of the loan collateral that supports the securities.

As of December 31, 2013 and 2012, the Company had private-label CMOs with a fair value of $28,844 and $35,918 respectively, and unrealized gains of $501 and $33, respectively that were rated less than investment grade. These private-label CMOs were analyzed using modeling techniques that considered the priority of cash flows in the CMO structure and various default and loss rate scenarios that management considered appropriate given the nature of the loan collateral. In 2012 and 2011 the Company recognized $400 and $389, respectively, in net OTTI losses

(Dollars in thousands, except share and per share amounts)

2. Mortgage-Related Securities Available-for-Sale and Held-to-Maturity (continued)

related to its investment on a number of private-label CMOs. No such losses were recognized in 2013. The determination of the net OTTI losses in 2012 and 2011 was based on modeling techniques that considered the priority of cash flows in the CMO structure and various default and loss rate scenarios that management considered appropriate given the nature of the loan collateral. The following assumptions were used in determining the amount of the credit loss in 2012: (i) prepayment speeds with a range of 5.5% to 16.5% and a weighted-average rate of 9.9%, (ii) default rates with a range of 4.0% to 5.5% and a weighted-average rate of 4.4%, (iii) loss severity rates with a range of 40.0% to 52.0% and a weighted-average rate of 42.1%, and (iv) current credit enhancements with a range of 0.5% to 4.6% and a weighted-average rate of 3.0%. The following assumptions were used in determining the amount of the credit loss in 2011: (i) prepayment speeds with a range of 6.1% to 14.9% and a weighted-average rate of 11.6%, (ii) default rates with a range of 3.7% to 5.2% and a weighted-average rate of 4.4%, (iii) loss severity rates with a range of 40.0% to 43.0% and a weighted-average rate of 40.8%, and (iv) current credit enhancements with a range of 5.1% to 6.7% and a weighted-average rate of 5.6%.

The following table contains a summary of OTTI related to credit losses that have been recognized in earnings as of the dates indicated, as well as the end of period values for securities that have experienced such losses:

	Year Ended December 31		
	2013	2012	2011
Beginning balance of unrealized OTTI related to credit losses	$789	$389	–
Additional unrealized OTTI related to credit losses for which OTTI was not previously recognized	–	146	$389
Additional unrealized OTTI related to credit losses for which OTTI was previously recognized	–	254	–
Net OTTI losses recognized in earnings	–	400	389
Ending balance of unrealized OTTI related to credit losses	$789	$789	$389
Adjusted cost at end of period	$7,152	$9,541	$8,275
Estimated fair value at end of period	$7,649	$9,908	$6,871

Results of operations included no gross unrealized gains or losses on the sale of securities available-for-sale in 2013. Gross realized gains on the sale of such securities were $543 and $1,113 in 2012 and 2011, respectively. There were no gross realized losses on the sale of securities available-for-sale during 2012 and 2011.

Mortgage-related securities with a fair value of approximately $74,988 and $80,274 at December 31, 2013 and 2012, respectively, were pledged to secure deposits, FHLB advances, and for other purposes as permitted or required by law.

(Dollars in thousands, except share and per share amounts)

3. Loans Receivable

Loans receivable is summarized as follows:

	December 31 2013	December 31 2012
Commercial loans:		
Commercial and industrial	$166,788	$132,436
Commercial real estate	276,547	263,775
Multi-family real estate	265,841	264,013
Construction and development loans:		
Commercial real estate	27,815	11,116
Multi-family real estate	164,685	86,904
Land and land development	6,962	6,445
Total construction and development	199,462	104,465
Total commercial loans	908,638	764,689
Retail loans:		
One- to four-family first mortgages:		
Permanent	449,230	471,551
Construction	40,968	18,502
Total one- to four-family first mortgages	490,198	490,053
Home equity loans:		
Fixed term home equity	148,688	141,898
Home equity lines of credit	79,470	81,898
Total home equity loans	228,158	223,796
Other consumer loans:		
Student	11,177	12,915
Other	12,942	10,202
Total other consumer loans	24,119	23,117
Total retail loans	742,475	736,966
Gross loans receivable	1,651,113	1,501,655
Undisbursed loan proceeds	(117,439)	(76,703)
Allowance for loan losses	(23,565)	(21,577)
Deferred fees and costs, net	(1,113)	(1,129)
Total loans receivable, net	$1,508,996	$1,402,246

The Company's commercial and retail borrowers are primarily located in the Company's local lending areas in Wisconsin, Illinois, Michigan, and Minnesota, as is the real estate and non-real estate collateral that secures the Company's loans.

At December 31, 2013 and 2012, certain one- to four-family mortgage loans and home equity loans, as well as certain multi-family mortgage loans, with aggregate carrying values of approximately $327,000 and $281,000, respectively, were pledged to secure FHLB advances.

The unpaid principal balance of loans serviced for others was $1,148,109 and $1,147,722 at December 31, 2013 and 2012, respectively. These loans are not reflected in the consolidated financial statements.

(Dollars in thousands, except share and per share amounts)

3. Loans Receivable (continued)

The following tables summarize the allowance for loan losses by loan portfolio segment during the periods indicated. The tables also summarize the allowance for loan loss and loans receivable as of the dates indicated by the nature of the impairment evaluation, either individually or collectively (the loans receivable amounts in the table are net of undisbursed loan proceeds).

	December 31, 2013						
Allowance for loan losses:	Commercial and Industrial	Commercial Real Estate	Multi-Family Real Estate	Construction and Development	One- to Four-Family	Home Equity and Other Consumer	Total
Beginning balance	$1,686	$7,354	$5,195	$2,617	$3,267	$1,458	$21,577
Provision	1,111	(1,129)	1,170	1,582	666	1,106	4,506
Charge-offs	(199)	(514)	(536)	(148)	(1,205)	(1,389)	(3,991)
Recoveries	5	666	102	109	492	99	1,473
Ending balance	$2,603	$6,377	$5,931	$4,160	$3,220	$1,274	$23,565
Loss allowance individually evaluated for impairment	–	$412	$588	–	–	–	$1,000
Loss allowance collectively evaluated for impairment	$2,603	$5,965	$5,343	$4,160	$3,220	$1,274	$22,565
Loan receivable balances at December 31, 2013:							
Loans individually evaluated for impairment	$436	$16,340	$8,021	$18,109	$5,377	$780	$49,063
Loans collectively evaluated for impairment	166,352	260,024	257,820	93,117	455,621	251,497	1,484,611
Total loans receivable	$166,788	$276,544	$265,841	$111,226	$460,998	$252,277	$1,533,674

	December 31, 2012						
Allowance for loan losses:	Commercial and Industrial	Commercial Real Estate	Multi-Family Real Estate	Construction and Development	One- to Four-Family	Home Equity and Other Consumer	Total
Beginning balance	$2,098	$9,467	$7,442	$4,506	$3,201	$1,214	$27,928
Provision	(302)	1,825	(1,958)	803	3,162	1,015	4,545
Charge-offs	(136)	(4,894)	(857)	(2,693)	(3,182)	(812)	(12,574)
Recoveries	26	956	568	1	86	41	1,678
Ending balance	$1,686	$7,354	$5,195	$2,617	$3,267	$1,458	$21,577
Loss allowance individually evaluated for impairment	$62	$123	$914	$295	$191	$456	$2,041
Loss allowance collectively evaluated for impairment	$1,624	$7,231	$4,281	$2,322	$3,076	$1,002	$19,536
Loan receivable balances at December 31, 2012:							
Loans individually evaluated for impairment	$1,741	$24,130	$6,967	$14,825	$8,344	$1,631	$57,638
Loans collectively evaluated for impairment	130,695	239,645	257,046	26,852	467,794	245,282	1,367,314
Total loans receivable	$132,436	$263,775	$264,013	$41,677	$476,138	$246,913	$1,424,952

(Dollars in thousands, except share and per share amounts)

3. Loans Receivable (continued)

	December 31, 2011						
Allowance for loan losses:	Commercial and Industrial	Commercial Real Estate	Multi-Family Real Estate	Construction and Development	One- to Four-Family	Home Equity and Other Consumer	Total
Beginning balance	$1,541	$21,885	$9,265	$10,141	$3,726	$1,427	$47,985
Provision	1,090	802	199	1,343	2,473	803	6,710
Charge-offs	(551)	(15,286)	(5,035)	(2,737)	(3,047)	(1,036)	(27,692)
Recoveries	18	40	248	550	49	20	925
Transfers	–	2,026	2,765	(4,791)	–	–	–
Ending balance	$2,098	$9,467	$7,442	$4,506	$3,201	$1,214	$27,928
Loss allowance individually evaluated for impairment	$128	$1,884	$2,357	$3,196	$364	$376	$8,305
Loss allowance collectively evaluated for impairment	$1,970	$7,583	$5,085	$1,310	$2,837	$838	$19,623
Loan receivable balances at December 31, 2011:							
Loans individually evaluated for impairment	$4,668	$37,006	$24,108	$20,075	$16,075	$1,695	$103,627
Loans collectively evaluated for impairment	83,047	187,230	222,711	12,171	502,511	236,759	1,244,429
Total loans receivable	$87,715	$224,236	$246,819	$32,246	$518,586	$238,454	$1,348,056

The Company adjusts certain factors used to determine the allowance for loan losses on loans that are collectively evaluated for impairment. Management considered these adjustments necessary and prudent in light of general uncertainties related to trends in real estate values, economic conditions, and unemployment. The Company estimates that these changes, as well as overall changes in the balance of loans to which the various factors were applied, resulted in an increase of $3,029 in 2013, a decrease of $87 in 2012, and an increase of $3,209 in 2011 in the total allowance for loan losses. The transfers noted in 2011 were the result of reclassifying certain construction loans to permanent loans as a result of completed construction.

(Dollars in thousands, except share and per share amounts)

3. Loans Receivable (continued)

The following tables present information regarding impaired loans that have a related allowance for loan loss and those that do not as of the dates indicated (the loans receivable amounts in the tables are net of undisbursed loan proceeds):

	December 31, 2013				
Impaired loans with an allowance recorded:	Loans Receivable Balance, Net	Unpaid Principal Balance	Related Allowance for Loss	Average Loan Receivable Balance, Net	Interest Income Recognized
Commercial and industrial:					
Term loans	–	–	–	$20	–
Lines of credit	–	–	–	–	–
Total commercial and industrial	–	–	–	20	–
Commercial real estate:					
Office	–	–	–	26	–
Retail/wholesale/mixed	$716	$716	$188	667	$26
Industrial/warehouse	1,196	1,268	224	996	88
Other	–	–	–	–	–
Total commercial real estate	1,912	1,984	412	1,689	114
Multi-family real estate	1,443	1,443	588	1,940	72
Construction and development:					
Commercial real estate	–	–	–	–	–
Multi-family	–	–	–	–	–
Land and land development	–	–	–	386	–
Total construction and development	–	–	–	386	–
One- to four-family	–	–	–	–	–
Home equity and other consumer:					
Home equity	–	–	–	–	–
Student	–	–	–	–	–
Other	–	–	–	–	–
Total home equity and other consumer	–	–	–	–	–
Total with an allowance recorded	$3,355	$3,427	$1,000	$4,035	$186
Impaired loans with no allowance recorded:					
Commercial and industrial:					
Term loans	$284	$917	–	$413	$38
Lines of credit	–	115	–	23	–
Total commercial and industrial	284	1,032	–	436	38
Commercial real estate:					
Office	810	1,693	–	837	41
Retail/wholesale/mixed	1,392	5,191	–	2,556	148
Industrial/warehouse	205	312	–	421	11
Other	82	201	–	541	17
Total commercial real estate	2,489	7,397	–	4,355	217
Multi-family real estate	340	2,070	–	2,802	–
Construction and development:					
Commercial real estate	597	597	–	241	32
Multi-family real estate	–	107	–	–	–
Land and land development	131	1,325	–	285	24
Total construction and development	728	2,029	–	526	56
One- to four-family	4,556	5,717	–	6,079	138
Home equity and other consumer:					
Home equity	676	1,004	–	946	22
Student	–	–	–		–
Other	104	116	–	59	1
Total home equity and other consumer	780	1,120	–	1,005	23
Total with no allowance recorded	$9,177	$19,365	–	$15,203	$472

(Dollars in thousands, except share and per share amounts)

3. Loans Receivable (continued)

	December 31, 2012				
Impaired loans with an allowance recorded:	Loans Receivable Balance, Net	Unpaid Principal Balance	Related Allowance for Loss	Average Loan Receivable Balance, Net	Interest Income Recognized
Commercial and industrial:					
Term loans	$102	$108	$62	$207	$1
Lines of credit	–	–	–	37	–
Total commercial and industrial	102	108	62	244	1
Commercial real estate:					
Office	132	143	74	992	1
Retail/wholesale/mixed	516	535	49	1,833	19
Industrial/warehouse	–	–	–	379	–
Other	–	–	–	240	–
Total commercial real estate	648	678	123	3,444	20
Multi-family real estate	3,875	4,038	914	12,701	106
Construction and development:					
Commercial real estate	–	–	–	689	–
Multi-family real estate	–	–	–	1,117	–
Land and land development	500	530	295	2,069	3
Total construction and development	500	530	295	3,875	3
One- to four-family	797	797	191	2,597	–
Home equity and other consumer:					
Home equity	424	424	397	354	–
Student	–	–	–	–	–
Other	59	59	59	77	–
Total home equity and other consumer	483	483	456	431	–
Total with an allowance recorded	$6,405	$6,634	$2,041	$23,292	$130
Impaired loans with no allowance recorded:					
Commercial and industrial:					
Term loans	$533	$684	–	$632	$29
Lines of credit	58	173	–	382	4
Total commercial and industrial	591	857	–	1,014	33
Commercial real estate:					
Office	1,328	2,005	–	3,163	41
Retail/wholesale/mixed	4,790	8,861	–	6,704	270
Industrial/warehouse	228	325	–	609	16
Other	–	292	–	978	–
Total commercial real estate	6,346	11,483	–	11,454	327
Multi-family real estate	2,949	4,952	–	4,286	478
Construction and development:					
Commercial real estate	–	–	–	685	–
Multi-family real estate	–	107	–	29	–
Land and land development	365	1,864	–	1,019	8
Total construction and development	365	1,971	–	1,733	8
One- to four-family	7,467	8,969		9,445	219
Home equity and other consumer:					
Home equity	1,090	1,090	–	1,041	42
Student	–	–	–	–	–
Other	–	13	–	87	4
Total home equity and other consumer	1,090	1,103	–	1,128	46
Total with no allowance recorded	$18,808	$29,335	–	$29,060	$1,111

(Dollars in thousands, except share and per share amounts)

3. Loans Receivable (continued)

The following tables present information relating to the Company's internal risk ratings of its loans receivable as of the dates indicated (all amounts in the tables are net of undisbursed loan proceeds):

	December 31, 2013				
	Pass	Watch	Special Mention	Substandard	Total
Commercial and industrial:					
Term loans	$64,181	$6,877	$553	$389	$72,000
Lines of credit	66,838	19,721	8,182	47	94,788
Total commercial and industrial	131,019	26,598	8,735	436	166,788
Commercial real estate:					
Office	53,425	9,206	15,240	5,268	83,139
Retail/wholesale/mixed use	89,367	9,213	15,772	9,590	123,942
Industrial/warehouse	45,931	670	9,237	1,400	57,238
Other	12,143	–	–	82	12,225
Total commercial real estate	200,866	19,089	40,249	16,340	276,544
Multi-family real estate	239,985	14,242	3,593	8,021	265,841
Construction and development:					
Commercial real estate	21,279	–	–	597	21,876
Multi-family real estate	66,767	–	–	15,666	82,433
Land and land development	4,814	257	–	1,846	6,917
Total construction/development	92,860	257		18,109	111,226
One- to four-family	454,662	834	125	5,377	460,998
Home equity and other consumer:					
Home equity	227,482	–	–	676	228,158
Student	11,177	–	–	–	11,177
Other	12,838	–	–	104	12,942
Total home equity and other consumer	251,497	–	–	780	252,277
Total	$1,370,889	$61,020	$52,702	$49,063	$1,533,674

(Dollars in thousands, except share and per share amounts)

3. Loans Receivable (continued)

	December 31, 2012				
	Pass	Watch	Special Mention	Substandard	Total
Commercial and industrial:					
Term loans	$67,879	$1,651	$280	$943	$70,753
Lines of credit	56,127	2,772	1,986	798	61,683
Total commercial and industrial	124,006	4,423	2,266	1,741	132,436
Commercial real estate:					
Office	44,678	10,938	15,471	5,605	76,692
Retail/wholesale/mixed use	90,668	11,102	15,949	14,657	132,376
Industrial/warehouse	39,758	5,031	1,292	1,266	47,347
Other	4,758	–	–	2,602	7,360
Total commercial real estate	179,862	27,071	32,712	24,130	263,775
Multi-family real estate	218,918	36,126	2,002	6,967	264,013
Construction and development:					
Commercial real estate	7,425	–	621	–	8,046
Multi-family real estate	14,656	–	–	12,621	27,277
Land and land development	4,011	139	–	2,204	6,354
Total construction/development	26,092	139	621	14,825	41,677
One- to four-family	466,718	948	128	8,344	476,138
Home equity and other consumer:					
Home equity	222,282	–	–	1,514	223,796
Student	12,915	–	–	–	12,915
Other	10,085	–	–	117	10,202
Total home equity and other consumer	245,282	–	–	1,631	246,913
Total	$1,260,878	$68,707	$37,729	$57,638	$1,424,952

Loans rated "pass" or "watch" are generally current on contractual loan and principal payments and comply with other contractual loan terms. Pass loans generally have no noticeable credit deficiencies or potential weaknesses. Loans rated watch, however, will typically exhibit early signs of credit deficiencies or potential weaknesses that deserve management's close attention. Loans rated "special mention" do not currently expose the Company to a sufficient degree of risk to warrant a lower rating, but possess clear trends in credit deficiencies or potential weaknesses that deserve management's close attention. The allowance for loan losses on loans rated pass, watch, or special mention is typically evaluated collectively for impairment using a homogenous pool approach. This approach utilizes quantitative factors developed by management from its assessment of historical loss experience, qualitative factors, and other considerations.

Loans rated "substandard" involve a distinct possibility that the Company could sustain some loss if deficiencies associated with the loan are not corrected. Loans rated "doubtful" indicate that full collection is highly questionable or improbable. The Company did not have any loans that were rated doubtful at December 31, 2013 and 2012. Loans rated substandard or doubtful that are also considered in management's judgment to be impaired are generally analyzed individually to determine an appropriate allowance for loan loss. A loan rated "loss" is considered uncollectible, even if a partial recovery could be expected in the future. The Company generally charges off loans that are rated as a loss. As such, the Company did not have any loans that were rated loss at December 31, 2013 and 2012.

(Dollars in thousands, except share and per share amounts)

3. Loans Receivable (continued)

The following tables contain information relating to the past due and non-accrual status of the Company's loans receivable as of the dates indicated (all amounts in the table are net of undisbursed loan proceeds):

	December 31, 2013						
	Past Due Status						Total
	30-59 Days	60-89 Days	> 90 Days	Total Past Due	Total Current	Total Loans	Non-Accrual
Commercial and industrial:							
Term loans	–	–	$140	$140	$71,860	$72,000	$284
Lines of credit	$98	–	–	98	94,690	94,788	–
Total commercial and industrial	98	–	140	238	166,550	166,788	284
Commercial real estate:							
Office	429	–	381	810	82,329	83,139	810
Retail/wholesale/mixed	1,665	–	233	1,898	122,044	123,942	2,108
Industrial/warehouse	1,196	–	160	1,356	55,882	57,238	1,401
Other	–	–	–	–	12,225	12,225	82
Total commercial real estate	3,290	–	774	4,064	272,480	276,544	4,401
Multi-family real estate	–	$616	340	956	264,885	265,841	1,783
Construction and development:							
Commercial real estate	–	–	597	597	21,279	21,876	597
Multi-family real estate	–	–	–	–	82,433	82,433	–
Land and land development	–	–	–	–	6,917	6,917	131
Total construction	–	–	597	597	110,629	111,226	728
One- to four-family	6,334	1,564	4,556	12,454	448,544	460,998	4,556
Home equity and other consumer:							
Home equity	566	444	676	1,686	226,472	228,158	676
Student	238	172	443	853	10,324	11,177	–
Other	49	39	104	192	12,750	12,942	104
Total home equity and other consumer	853	655	1,223	2,731	249,546	252,277	780
Total	$10,575	$2,835	$7,630	$21,040	$1,512,634	$1,533,674	$12,532

(Dollars in thousands, except share and per share amounts)

3. Loans Receivable (continued)

	December 31, 2012						
	Past Due Status						Total
	30-59 Days	60-89 Days	> 90 Days	Total Past Due	Total Current	Total Loans	Non-Accrual
Commercial and industrial:							
Term loans	–	$184	$261	$445	$70,308	$70,753	$635
Lines of credit	$191	–	58	249	61,434	61,683	58
Total commercial and industrial	191	184	319	694	131,742	132,436	693
Commercial real estate:							
Office	–	–	719	719	75,973	76,692	1,460
Retail/wholesale/mixed	3,262	189	2,118	5,568	126,808	132,376	5,306
Industrial/warehouse	–	2,325	160	2,485	44,861	47,347	228
Other	–	–	–	–	7,360	7,360	–
Total commercial real estate	3,262	2,514	2,997	8,772	255,002	263,775	6,994
Multi-family real estate	661	–	2,734	3,396	260,617	264,013	6,824
Construction and development:							
Commercial real estate	–	–	–	–	8,046	8,046	–
Multi-family real estate	563	–	–	563	26,715	27,278	–
Land and land development	–	–	75	75	6,279	6,354	865
Total construction	563	–	75	638	41,040	41,678	865
One- to four-family	6,127	3,412	6,383	15,922	460,216	476,138	8,264
Home equity and other consumer:							
Home equity	851	192	1,514	2,556	221,240	223,796	1,514
Student	210	196	584	990	11,925	12,915	–
Other	49	17	59	124	10,078	10,202	59
Total home equity and other consumer	1,110	405	2,157	3,670	243,243	246,913	1,573
Total	$11,914	$6,515	$14,665	$33,092	$1,391,860	$1,424,952	$25,213

As of December 31, 2013 and 2012, $443 and $584 in student loans, respectively, were 90-days past due, but remained on accrual status. No other loans 90-days past due were in accrual status as of December 31, 2012.

The Company classifies a loan modification as a troubled debt restructuring ("TDR") when it has granted a borrower experiencing financial difficulties a concession that it would otherwise not consider. Loan modifications that result in insignificant delays in the receipt of payments (generally six months or less) are not considered TDRs under the Company's TDR policy. TDRs are relatively insignificant and/or infrequent in the Company and generally consist of loans placed in interest-only status for a short period of time or payment forbearance for greater than six months. As of December 31, 2013 and 2012, TDRs were $4,298 and $7,806, respectively, and consisted primarily of one- to four-family mortgage loans. TDRs in accrual status as of those same dates were $3,310 and $3,066, respectively. Additions to TDRs during the twelve month periods ended as of those dates were immaterial. In addition, TDRs that experienced a payment default within one year of their restructuring were also immaterial during these twelve month periods. TDRs are evaluated for impairment and appropriate credit losses are recorded in accordance with the Company's accounting policies and GAAP.

(Dollars in thousands, except share and per share amounts)

4. Mortgage Servicing Rights

The activity in mortgage servicing rights during the years ended December 31 is presented in the following table.

	2013	2012	2011
Mortgage servicing rights at beginning of year	$9,217	$8,269	$7,775
Additions	2,330	4,852	3,241
Amortization	(2,809)	(3,904)	(2,747)
Mortgage servicing rights at end of year	8,738	9,217	8,269
Valuation allowance at end of year	(1)	(2,396)	(868)
Mortgage servicing rights, net, at end of year	$8,737	$6,821	$7,401

The following table shows the estimated future amortization expense for mortgage servicing rights for the years ended December 31:

2014	$1,278
2015	1,118
2016	971
2017	842
2018	729
Thereafter	3,799
Total	$8,737

The projection of amortization for mortgage servicing rights is based on existing asset balances and the interest rate environment as of December 31, 2013. Future amortization expense may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates, loan prepayments, and market conditions.

(Dollars in thousands, except share and per share amounts)

5. Other Assets

Other assets are summarized as follow:

	December 31 2013	December 31 2012
Accrued interest:		
Loans receivable	$4,582	$4,636
Mortgage-related securities	1,328	1,610
Interest-bearing deposits in banks	–	11
Total accrued interest	5,910	6,257
Bank-owned life insurance	59,451	58,609
Premises and equipment, net	51,565	50,536
Deferred tax asset, net	27,387	34,211
Federal Home Loan Bank stock, at cost	12,245	15,841
Other assets	19,967	24,241
Total other assets	$176,525	$189,695

Premises and equipment are summarized as follows:

	December 31 2013	December 31 2012
Land and land improvements	$17,914	$17,787
Office buildings	56,151	54,438
Furniture and equipment	18,588	18,576
Leasehold improvements	940	940
Total cost	93,593	91,741
Accumulated depreciation and amortization	(42,028)	(41,205)
Total premises and equipment, net	$51,565	$50,536

Depreciation expense for 2013, 2012, and 2011 was $2,668, $2,569, and $2,576, respectively.

The Company leases various branch offices, office facilities and equipment under non-cancelable operating leases which expire on various dates through 2032. Future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more for the years indicated are as follows at December 31, 2013:

	Amount
2014	$973
2015	877
2016	734
2017	419
2018	412
Thereafter	2,565
Total	$5,980

Rent expense was $955, $955, and $1,002, in 2013, 2012, and 2011, respectively.

(Dollars in thousands, except share and per share amounts)

6. Deposits Liabilities

Deposit liabilities are summarized as follows:

	December 31 2013	December 31 2012
Checking accounts:		
Non-interest-bearing	$161,639	$143,684
Interest-bearing	245,923	236,380
Total checking accounts	407,562	380,064
Money market accounts	501,020	458,762
Savings accounts	220,236	217,170
Certificate of deposits:		
Due within one year	523,690	618,487
After one but within two years	83,192	159,340
After two but within three years	8,502	16,997
After three but within four years	8,152	7,994
After four but within five years	10,328	9,085
Total certificates of deposit	633,864	811,903
Total deposit liabilities	$1,762,682	$1,867,899

The aggregate amount of certificate accounts with balances of one hundred thousand dollars or more was $184,121 and $220,923 at December 31, 2013 and 2012, respectively.

Interest expense on deposits was as follows:

	Year Ended December 31 2013	2012	2011
Interest-bearing checking accounts	$32	$51	$85
Money market accounts	694	716	1,696
Savings accounts	62	63	78
Certificate of deposits	7,537	13,825	17,710
Total interest expense on deposit liabilities	$8,325	$14,655	$19,568

(Dollars in thousands, except share and per share amounts)

7. Borrowings

Borrowings consist of the following:

	December 31, 2013		December 31, 2012	
	Balance	Weighted-Average Rate	Balance	Weighted-Average Rate
FHLB overnight advances	$40,000	0.13%	–	–
FHLB term advances maturing in:				
2013	–	–	$217	4.17%
2014	–	–	–	–
2015	23,450	0.80	23,450	0.80
2016	23,450	1.04	23,450	1.04
2017	37,795	1.48	37,823	1.49
2018	42,470	2.11	45,144	2.30
2019 and thereafter	77,735	3.51	80,702	3.57
Total borrowings	$244,900	1.91%	$210,786	2.34%

All of the Company's FHLB advances are subject to prepayment penalties if voluntarily repaid prior to their stated maturity.

The Company is required to pledge certain unencumbered mortgage loans and mortgage-related securities as collateral against its outstanding advances from the FHLB of Chicago. Advances are also collateralized by the shares of capital stock of the FHLB of Chicago that are owned by the Company. The Company's borrowings at the FHLB of Chicago are limited to the lesser of: (i) 35% of total assets; (ii) twenty (20) times the FHLB of Chicago capital stock owned by the Company; or (iii) the total of 60% of the book value of certain multi-family mortgage loans, 75% of the book value of one- to four-family mortgage loans, and 95% of certain mortgage-related securities.

8. Shareholders' Equity

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators, that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by federal regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (as these terms are defined in regulations). Management believes, as of December 31, 2013, that the Bank met all capital adequacy requirements. Management is not aware of any conditions or events, which would change the Bank's status as well capitalized.

(Dollars in thousands, except share and per share amounts)

8. Shareholders' Equity (continued)

The Bank's actual and required regulatory capital amounts and ratios as of December 31, 2013 and 2012, are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2013:						
Total capital (to risk-weighted assets)	$272,074	17.82%	$122,159	8.00%	$152,698	10.00%
Tier 1 capital (to risk-weighted assets)	252,931	16.56	61,079	4.00	91,619	6.00
Tier 1 capital (to adjusted total assets)	252,931	10.89	92,943	4.00	116,179	5.00
As of December 31, 2012:						
Total capital (to risk-weighted assets)	$264,012	18.02%	$117,195	8.00%	$146,494	10.00%
Tier 1 capital (to risk-weighted assets)	245,660	16.77	58,598	4.00	87,897	6.00
Tier 1 capital (to adjusted total assets)	245,660	10.28	95,553	4.00	119,441	5.00

The following table presents reconciliations of the Bank's equity under generally accepted accounting principles to capital as determined by regulators:

	December 31, 2013		December 31, 2012	
	Risk-Based Capital	Tier 1 (Core) Capital	Risk-Based Capital	Tier 1 (Core) Capital
Total equity including non-controlling interest according to the Bank's records	$272,407	$272,407	$269,446	$269,446
Net unrealized gain on securities available for sale, net of taxes	(4,255)	(4,255)	(6,380)	(6,380)
Additional minimum pension asset, net of taxes	6,574	6,574	11,098	11,098
Deposit-based intangible	(256)	(256)	(395)	(395)
Investment in "non-includable" subsidiaries	(3,039)	(3,039)	(3,109)	(3,109)
Disallowed deferred tax assets	(18,500)	(18,500)	(25,000)	(25,000)
Allowance for loan losses	19,143	–	18,352	–
Regulatory capital	$272,074	$252,931	$264,012	$245,660

The following table summarizes the components of accumulated other comprehensive income (loss), net of related income tax effects, as of the dates shown:

	December 31	
	2013	2012
Net unrealized gain on securities available-for-sale	$4,255	$6,380
Qualified and supplemental defined benefit plans	(6,518)	(10,998)
Other post-retirement benefit plans	(56)	(99)
Accumulated other comprehensive income (loss)	$(2,319)	$(4,717)

(Dollars in thousands, except share and per share amounts)

9. Earnings (Loss) Per Share

The computation of the Company's basic and diluted earnings (loss) per share is presented in the following table.

	Year Ended December 31		
	2013	2012	2011
Basic earnings (loss) per share:			
Net income (loss)	$10,796	$6,754	$(47,565)
Weighted-average shares outstanding	46,204,917	46,184,264	46,038,686
Vested MRP shares during the period	25,710	7,104	6,978
Basic shares outstanding	46,230,627	46,191,368	46,045,664
Basic earnings (loss) per share	$0.23	$0.15	$(1.03)
Diluted earnings (loss) per share:			
Net income (loss)	$10,796	$6,754	$(47,565)
Weighted-average shares outstanding used in basic earnings (loss) per share	46,230,627	46,191,368	46,045,664
Net dilutive effect of:			
Stock option shares	162,239	8,654	–
Non-vested MRP shares	30,725	9,557	–
Diluted shares outstanding	46,423,591	46,209,579	46,045,664
Diluted earnings (loss) per share	$0.23	$0.15	$(1.03)

The Company had stock options for 1,778,000, 2,268,500, and 2,382,500 shares outstanding at December 31, 2013, 2012, and 2011, respectively, which were not included in the computation of diluted earnings (loss) per share because they were anti-dilutive. These shares had weighted-average exercise prices of $10.53, $9.37, and $9.46, as of those same dates, respectively.

10. Employee Benefit Plans

The Company has a discretionary, defined contribution savings plan (the "Savings Plan"). The Savings Plan is qualified under Sections 401 and 401(k) of the Internal Revenue Code and provides employees meeting certain minimum age and service requirements the ability to make contributions to the Savings Plan on a pretax basis. The Company then matches a percentage of the employee's contributions. Matching contributions made by the Company were $206 in 2013, $198 in 2012 and $173 in 2011.

The Company also has a qualified defined benefit pension plan covering employees meeting certain minimum age and service requirements and a supplemental defined benefit pension plan for certain eligible employees. The supplemental pension plan is funded through a "rabbi trust" arrangement. The benefits under these plans are generally based on years of service and the employee's average annual compensation for five consecutive calendar years in the last ten calendar years which produces the highest average. The Company's funding policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974.

Effective January 1, 2013, the Company closed the qualified defined benefit pension plan to employees that were not eligible to participate in the plan as of that date, as well as any employees hired after that date. In addition, effective for service performed after March 1, 2013, the Company reduced certain benefits paid under the qualified and supplemental plans related to any employee service performed after that date. Finally, effective January 1, 2014, the Company froze the benefits of participants in the qualified defined benefit pension plan that had less than

(Dollars in thousands, except share and per share amounts)

10. Employee Benefit Plans (continued)

20 years of service. This change also resulted in the future benefits under the Company's supplemental defined benefit pension plan being effectively frozen. The effect of freezing the qualified plan was a curtailment gain, which reduced the projected benefit obligation and the unrecognized loss by $2,395. This amount was recognized through accumulated other comprehensive income (loss).

The changes in plan assets and benefit obligations at December 31, 2013 and 2012, are presented in the following table.

	Qualified Pension Plan		Supplemental Pension Plan	
	2013	2012	2013	2012
Change in plan assets:				
Fair value of plan assets at beginning of year	$51,412	$47,107	–	–
Actual return on plan assets	(725)	5,476	–	–
Employer contributions	–	–	$579	$297
Benefits paid	(1,431)	(1,171)	(579)	(297)
Fair value of plan assets at end of year	49,256	51,412	–	–
Change in benefit obligation:				
Benefit obligation at beginning of year	62,838	54,144	10,624	9,102
Service cost	3,081	2,898	160	116
Interest cost	2,300	2,254	388	377
Actuarial loss (gain)	(6,539)	4,713	(410)	1,326
Curtailment gain on plan amendment	(2,395)	–	–	–
Benefits paid	(1,431)	(1,171)	(579)	(297)
Benefit obligation at end of year	57,854	62,838	10,183	10,624
Funded status at the end of the year	$(8,598)	$(11,426)	$(10,183)	$(10,624)

The underfunded status of the qualified and supplemental pension plans at December 31, 2013, are recognized in the consolidated statement of financial condition as accrued pension liability, which is included as a component of other liabilities.

The following tables summarize the changes in pension plan assets and benefit obligations recognized in accumulated other comprehensive income (loss), net of related income tax effect, for the periods indicated:

	Qualified Pension Plan		Supplemental Pension Plan	
	2013	2012	2013	2012
Balance in accumulated other comprehensive income (loss) at the beginning of year	$(9,844)	$(9,542)	(1,154)	$(366)
Change in unrecognized loss	2,550	(302)	467	(796)
Curtailment gain on plan amendment	1,437	–	–	–
Change in prior service cost	–	–	26	8
Total recognized in other comprehensive loss	3,987	(302)	493	(788)
Balance in accumulated other comprehensive income (loss) at the end of year	$(5,857)	$(9,844)	$(661)	$(1,154)

The $661 in accumulated other comprehensive income (loss) as of December 31, 2013, for the supplemental pension plan consisted of $635 in unrecognized loss and $26 in prior service costs. The $1,154 in accumulated other comprehensive income (loss) as of December 31, 2012, for the supplemental pension plan consisted of $1,128 in

(Dollars in thousands, except share and per share amounts)

10. Employee Benefit Plans (continued)

unrecognized loss and $26 in prior service costs. All period-end balances in the table for the qualified pension plan consisted of unrecognized loss.

The estimated net of tax costs that will be amortized from accumulated other comprehensive income (loss) into net periodic cost over the next fiscal year is $661 for the qualified plan. The accumulated benefit obligations for the qualified defined benefit pension plan were $54,703 at December 31, 2013, and $58,965 at December 31, 2012.

The assumptions used to determine the benefit obligations as of December 31 is as follows:

	2013	2012
Discount rate	4.70%	3.70%
Rate of increase in compensation levels	3.00	3.00
Expected long-term rate of return on plan assets (qualified plan)	6.00	6.50

The assumptions used to determine the net cost for the years ended December 31 is as follows:

	2013	2012	2011
Discount rate	3.70%	4.21%	5.32%
Rate of increase in compensation levels	3.00	3.00	3.50
Expected long-term rate of return on plan assets (qualified plan)	6.50	6.50	6.50

The expected long-term rate of return was estimated using a combination of the expected rate of return for immediate participation contracts and the historical rate of return for immediate participation contracts.

Using an actuarial measurement date of December 31, 2013, 2012, and 2011, components of net periodic benefit cost follow:

	2013	2012	2011
Qualified pension plan:			
Interest cost	$2,300	$2,254	$2,275
Service cost	3,081	2,898	2,505
Expected return on plan assets	(3,297)	(3,022)	(2,601)
Amortization of net loss	1,732	1,759	865
Net periodic cost	$3,816	$3,889	$3,044
Supplemental pension plan:			
Interest cost	$388	$377	$417
Service cost	160	116	46
Amortization of prior service cost	44	13	6
Amortization of net loss from earlier periods	368	–	–
Net periodic cost	$960	$506	$469

(Dollars in thousands, except share and per share amounts)

10. Employee Benefit Plans (continued)

At December 31, 2013, the projected benefit payments for each of the plans are as follows:

	Qualified Pension Plan	Supplemental Pension Plan	Total
2014	$2,156	$1,097	$3,253
2015	2,466	917	3,383
2016	2,706	847	3,553
2017	2,949	829	3,778
2018	3,184	799	3,983
2019 – 2023	19,238	3,823	23,061
Total	$32,699	$8,312	$41,011

The following tables summarize the fair value of the Company's qualified pension plan assets as of the dates indicated:

	December 31, 2013			
		Fair Value Hierarchy		
	Amount	Level 1	Level 2	Level 3
Asset category:				
Money market fund	$354	–	$354	–
Equity security	1,173	$1,173	–	–
Immediate participation guarantee contract	47,729	–	–	$47,729
Total	$49,256	$1,173	$354	$47,729

	December 31, 2012			
		Fair Value Hierarchy		
	Amount	Level 1	Level 2	Level 3
Asset category:				
Money market fund	$325	–	$325	–
Equity security	808	$808	–	–
Immediate participation guarantee contract	50,279	–	–	$50,279
Total	$51,412	$808	$325	$50,279

The investment objective is to minimize risk. The assets of the qualified pension plan are concentrated in a group annuity contract issued by a life insurance company. Pension plan contributions are maintained in the general account of the insurance company, which invests primarily in corporate and government notes and bonds with ten to fifteen years to maturity. The group annuity contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations and considering the credit worthiness of the issuer.

The equity securities are shares of stock issued by the life insurance company when it demutualized. This investment is valued at the closing price reported in the active market in which the security is traded. The money market fund, which invests in short-term U.S. government securities, is based on a $1.00 net asset value ("NAV") specified by the fund manager. The fund is not traded in an active market. The fund manager bases its estimate of the NAV on quoted prices for similar assets in active markets.

(Dollars in thousands, except share and per share amounts)

10. Employee Benefit Plans (continued)

The following table presents a summary of the changes in the fair value of the pension plan's Level 3 asset during the periods indicated. As noted above, the Company's Level 3 asset consists entirely of a group annuity contract issued by an insurance company.

	2013	2012
Fair value at the beginning of the period	$50,279	$46,182
Actual return on plan assets	(1,119)	5,268
Employer contribution	–	–
Benefits paid	(1,431)	(1,171)
Fair value at the end of the period	$47,729	$50,279

The Company has a deferred retirement plan for certain non-officer directors who have provided at least five years of service. All eligible directors' benefits have vested. In the event a director dies prior to completion of these payments, payments will go to the director's heirs. The Company has funded these arrangements through "rabbi trust" arrangements and, based on actuarial analyses, believes these obligations are adequately funded. The Company also has supplemental retirement plans for certain executives of a financial institution it acquired in 2000. The liabilities related to these plans were $3,553 and $3,453 at December 31, 2013 and 2012 respectively. The net expense related to these plans for the years ended December 31, 2013, 2012, and 2011 was $199, $189, and $194, respectively.

11. Stock-Based Benefit Plans

In 2004 the Company's shareholders approved the 2004 Stock Incentive Plan (the "2004 Plan"), which provides for stock option awards of up to 4,106,362 shares and MRP awards of up to 1,642,521 shares. Options or MRP awards granted under the 2004 Plan vest over five years and, in the case of options, have expiration terms of ten years. As of December 31, 2013, options for 269,362 shares and 426,621 MRP shares remain eligible for award under the 2004 Plan. No further awards may be made under the 2004 Plan after February 1, 2014.

MRP grants are amortized to compensation expense as the Company's employees and directors become vested in the granted shares. The amount amortized to expense was $237 for 2013, $186 for 2012, and $120 for 2011. Outstanding non-vested MRP grants had a fair value of $1,025 and an unamortized cost of $631 at December 31, 2013. The cost of these shares is expected to be recognized over a weighted-average period of 1.76 years.

The Company recorded stock option compensation expenses of $301, $232, and $161, for 2013, 2012, and 2011, respectively. As of December 31, 2013, there was $845 in total unrecognized stock option compensation expense related to non-vested options. This cost is expected to be recognized over a weighted-average period of 1.64 years.

The following schedule reflects activity in the Company's vested and non-vested stock options and related weighted-average exercise prices for the periods indicated.

	Year Ended December 31					
	2013		2012		2011	
	Stock Options	Weighted-Average Exercise	Stock Options	Weighted-Average Exercise	Stock Options	Weighted-Average Exercise
Outstanding at beginning of year	2,671,000	$8.4711	2,382,500	$9.4637	2,462,464	$9.0184
Granted	352,000	4.9439	412,500	3.3999	438,500	4.9730
Exercised	(18,200)	4.7764	–	–	(488,464)	3.2056
Forfeited	(49,800)	8.4373	(124,000)	10.6730	(30,000)	9.1735
Outstanding at end of year	2,955,000	$8.0742	2,671,000	$8.4711	2,382,500	$9.4637

(Dollars in thousands, except share and per share amounts)

11. Stock-Based Benefit Plans (continued)

The following table provides additional information regarding the Company's outstanding options as of December 31, 2013.

	Remaining Contractual Life	Non-Vested Options: Stock Options	Non-Vested Options: Intrinsic Value	Vested Options: Stock Options	Vested Options: Intrinsic Value
Exercise price:					
$10.673	0.3	–	–	$1,546,000	–
$12.234	2.5	–	–	50,000	–
$11.160	4.3	–	–	32,000	–
$12.025	4.6	–	–	50,000	–
$7.226	6.3	$20,000	–	30,000	–
$4.740	7.0	28,000	$64	42,000	$95
$5.050	7.0	213,000	417	140,000	274
$4.300	7.2	15,000	41	10,000	27
$3.720	7.6	10,500	35	7,000	23
$3.390	8.0	322,000	1,166	77,500	281
$3.800	8.3	8,000	26	2,000	6
$4.820	9.1	302,000	661	–	–
$5.360	9.3	20,000	33	–	–
$5.700	9.4	20,000	26	–	–
$6.340	9.6	10,000	7	–	–
Total		968,500	$2,476	$1,986,500	$706
Weighted-average remaining contractual life		8.1 years		1.6 years	
Weighted-average exercise price		$4.4590		$9.8327	

The total intrinsic value of options exercised was $25 and $296 during 2013 and 2011, respectively. There were no options exercised in 2012. The weighted-average grant date fair value of non-vested options at December 31, 2013, was $1.51 per share. In 2013 22,800 non-vested options were forfeited.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of granted options. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. However, the Company's stock options have characteristics significantly different from traded options and changes in the subjective input assumptions can materially affect the fair value estimate. Option valuation models such as Black-Scholes require the input of highly subjective assumptions including the expected stock price volatility, which is computed using five-years of actual price activity in the Company's stock. The Company uses historical data of employee behavior as a basis to estimate the expected life of the options, as well as forfeitures due to employee terminations. The Company also uses its actual dividend yield at the time of the grant, as well as actual U.S. Treasury yields in effect at the time of the grant to estimate the risk-free rate. The following weighted-average assumptions were used to value 352,000 options granted during 2013: risk free interest rate of 1.28%, dividend yield of 1.67%, expected stock volatility of 30%, and expected term to exercise of 7.5 years. The following weighted-average assumptions were used to value 412,500 options granted during 2012: risk free interest rate of 1.50%, dividend yield of 1.18%, expected stock volatility of 25%, and expected term to exercise of 7.5 years. The following weighted-average assumptions were used to value 438,500 options granted during 2011: risk free interest rate of 2.06%, dividend yield of 2.00%, expected stock volatility of 25%, and expected term to exercise of 7.5 years.

The Company has no stock compensation plans that have not been approved by shareholders.

(Dollars in thousands, except share and per share amounts)

12. Income Taxes

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and Wisconsin and Minnesota. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years prior to 2010. If any interest and/or penalties would be imposed by an appropriate taxing authority, the Company would report the interest component as a reduction of income (loss) before income taxes and would report penalties through income tax expense. The Company had no material uncertain tax positions and had not recorded a liability for unrecognized tax benefits as of or during the three years ended December 31, 2013.

The Company's provision for income taxes consists of the following for the periods indicated:

	Year Ended December 31		
	2013	2012	2011
Current income tax expense (benefit):			
Federal	$487	$47	$45
State	8	3	(123)
Current income tax expense (benefit)	495	50	(78)
Deferred income tax expense:			
Federal	4,077	2,629	1,475
State	1,130	657	355
Deferred income tax expense	5,207	3,286	1,830
Income tax expense (benefit)	$5,702	$3,336	$1,752

Income tax expense (benefit) differs from the provision computed at the federal statutory corporate rate as follows:

	Year Ended December 31		
	2013	2012	2011
Income (loss) before income taxes	$16,450	$10,038	$(45,863)
Tax expense (benefit) at federal statutory rate	$5,774	$3,531	$(16,035)
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal tax benefit	741	429	239
Bank-owned life insurance	(835)	(741)	(831)
Goodwill impairment	–	–	18,399
Other	22	117	(20)
Income tax expense	$5,702	$3,336	$1,752

(Dollars in thousands, except share and per share amounts)

12. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities are summarized as follows:

	December 31	
	2013	2012
Deferred tax assets:		
Federal net operating losses and AMT credits	$12,077	$18,441
Pension	7,654	9,400
Loan loss reserves	9,460	8,662
State net operating losses	5,114	6,172
Non-deductible losses on foreclosed real estate	1,638	2,836
Deferred compensation	1,825	1,558
Other-than-temporary impairment of investment securities	253	258
Restricted stock amortization	255	205
Other	1,379	1,371
Total deferred tax assets	39,655	48,903
Deferred tax liabilities:		
Unrealized gain on investment securities	2,850	4,273
Purchase accounting adjustments	2,833	2,967
Mortgage servicing rights	3,507	2,737
FHLB stock dividends	1,200	2,592
Property and equipment depreciation	1,483	1,776
Other	395	347
Total deferred tax liabilities	12,268	14,692
Net deferred tax asset	$27,387	$34,211

As of December 31, 2013, the Company had $30,109 and $98,365 in net operating loss carryovers for federal and state income tax purposes, respectively, and $1,539 in AMT credit carryovers available to offset against future income. The net operating loss carryovers expire in various years through 2031 if unused. The AMT credit carryovers have no expiration date.

In first quarter of 2014 the Company reached an agreement with the Wisconsin Department of Revenue (the "Department") related to a certain tax matter in which the Department disagreed with the Company's position (the "Agreement"). The Company believes its position in this matter would have prevailed against any future legal proceedings or other actions that the Department might have taken against the Company, if any. Accordingly, the Company did not provide an allowance in prior periods for a potential loss related to this matter. Furthermore, the Agreement with the Department was not anticipated by management as of December 31, 2013. However, the Company entered into the Agreement to avoid future expected costs to defend its position in a potential legal proceeding or other actions that the Department might have taken against the Company. The Agreement resulted in the payment of $797 by the Company to the Department in the first quarter of 2014, which will be included in the Company's income tax expense in that quarter, net of an estimated federal tax benefit of $279. In exchange for this payment, the Department closed its examination related to this matter and declared all tax years prior to 2010 closed to future examination. Other than the impact on income tax expense in the first quarter of 2014, the Agreement will not have an impact on the future financial condition, results of operations, or liquidity of the Company.

(Dollars in thousands, except share and per share amounts)

13. Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of financial condition. The contract amounts reflect the extent of involvement the Company has in particular classes of financial instruments and also represents the Company's maximum exposure to credit loss.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. As some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates the collateral needed and creditworthiness of each customer on a case by case basis. The Company generally extends credit only on a secured basis. Collateral obtained varies, but consists principally of one- to four-family residences.

Off-balance sheet financial instruments or obligations that represent exposure to credit risk under commitments to extend credit are summarized in the following table as of the dates indicated:

	December 31	
	2013	2012
Unused commercial lines of credit	$104,734	$75,354
Commercial loans	1,535	3,000
Standby letters of credit	3,350	1,512
Real estate loan commitments:		
Fixed rate	29,158	49,899
Adjustable rate	141,604	62,752
Unused consumer lines of credit	168,645	152,109

The Company sells substantially all of its long-term, fixed-rate, one- to four-family loan originations in the secondary market. The Company uses derivative financial instruments to manage interest rate risk associated with these activities. Specifically, the Company enters into interest rate lock commitments ("IRLCs") with borrowers, which are considered to be derivative financial instruments. The Company manages its exposure to interest rate risk in IRLCs (as well as interest rate risk in its loans held-for-sale) by entering into forward commitments to sell loans to the Fannie Mae. Commitments to sell loans expose the Company to interest rate risk if market rates of interest decrease during the commitment period. Such forward commitments are considered to be derivative financial instruments. These derivatives are not designated as accounting hedges as specified in GAAP. As such, changes in the fair value of the derivative instruments are recognized currently through earnings. As of December 31, 2013 and 2012, net unrealized gains of $93 and $1,215, respectively, were recognized in net gain on loan sales activities on the derivative instruments specified in the previous paragraph. These amounts were exclusive of net unrealized gains of $16 and $277 on loans held-for-sale as of those dates, respectively, which were also included in net gain on loan sales activities.

The Company enters into interest rate swap arrangements to manage the interest rate risk exposure associated with specific commercial loan relationships at the time such loans are originated. These interest rate swaps, as well as the embedded derivatives associated with certain of its commercial loan relationships, are derivative financial instruments under GAAP. None of these derivative financial instruments are designated by the Company as accounting hedges as specified in GAAP. As such, the fair market value of the interest rate swaps and embedded derivatives will be carried on the Company's balance sheet as derivative assets or liabilities, as the case may be, and periodic changes in fair market value of such financial instruments will be recorded through periodic earnings in other non-interest income. During the years ended December 31, 2013 and 2012, net unrealized gains of $32 and

(Dollars in thousands, except share and per share amounts)

13. Financial Instruments with Off-Balance-Sheet Risk (continued)

zero, respectively, and net unrecognized losses of $32 and zero, respectively, related to interest rate swaps and embedded derivatives were recorded in other non-interest income.

The following table summarizes the Company's derivative financial instruments as of the dates indicated.

	December 31, 2013		December 31, 2012	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate lock commitments	$4,361	$60	$83,882	$1,414
Forward commitments to sell loans	4,085	33	75,750	(199)
Embedded derivatives on commercial loans	4,983	32	–	–
Pay-fixed interest rate swaps	4,983	(32)	–	–
Net unrealized gains		$93		$1,215

The unrealized gains shown in the above table were included as a component of other assets as of the dates indicated. The unrealized losses were included in other liabilities as of the dates indicated.

14. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value measurements based on the observability of those inputs. Accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority is given to prices based on models, methodologies, and/or management judgments that rely on direct or indirect observable inputs (Level 2), and the lowest priority to prices derived from models, methodologies, and/or management judgments that rely on significant unobservable inputs (Level 3). There were no transfers of assets or liabilities between categories of the fair value hierarchy during the years ended December 31, 2013 and 2012.

The following methods and assumptions are used by the Company in estimating its fair value disclosures of financial instruments:

Cash and Cash Equivalents The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets' fair values. The Company considers the fair value of cash and cash equivalents to be Level 1 in the fair value hierarchy.

Mortgage-Related Securities Available-for-Sale and Held-to-Maturity Fair values for these securities are based on price estimates obtained from a third-party independent pricing service. This service utilizes pricing models that vary by asset class and incorporate available trade, bid, ask and other market information of comparable instruments. For structured securities, such as CMOs, the pricing models include cash flow estimates that consider the impact of loan performance data, including, but not limited to, expectations relating to loan prepayments, default rates, and

14. Fair Value Measurements (continued)

loss severities. Management has reviewed the pricing methodology used by its pricing service to verify that prices are determined in accordance with the fair value guidance specified in GAAP. The Company considers the fair value of mortgage-related securities to be Level 2 in the fair value hierarchy.

Loans Held-for-Sale The fair value of loans held-for-sale is based on the current market price for securities collateralized by similar loans. The Company considers the fair value of loans held-for-sale to be Level 2 in the fair value hierarchy.

Loans Receivable Loans receivable are segregated by type such as commercial and industrial loans, commercial real estate mortgage loans, multi-family real estate mortgage loans, one- to four-family mortgage loans, and home equity and other consumer loans. The fair value of each type is calculated by discounting scheduled cash flows through the expected maturity of the loans using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan type. The estimated maturity is based on the Company's historical experience with prepayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The Company considers the fair value of loans receivable to be Level 3 in the fair value hierarchy.

Mortgage Servicing Rights The Company has calculated the fair market value of mortgage servicing rights for those loans that are sold with servicing rights retained. For valuation purposes, loans are stratified by product type and, within product type, by interest rates. The fair value of mortgage servicing rights is based upon the present value of estimated future cash flows using current market assumptions for prepayments, servicing cost and other factors. The Company considers the fair value of mortgage servicing rights to be Level 3 in the fair value hierarchy.

The following table summarizes the significant inputs utilized by the Company to estimate the fair value of its MSRs as of December 31, 2013:

	Weighted-Average	Range
Loan size	$124	$2–$413
Contractual interest rate	3.79%	2.00%–7.15%
Constant prepayment rate ("CPR")	8.49%	5.18%-31.51%
Remaining maturity in months	238	7–480
Servicing fee	0.25%	–
Annual servicing cost per loan (not in thousands)	$60	–
Annual ancillary income per loan (not in thousands)	$35	–
Discount rate	9.80%	9.75%–11.50%

MSR pools with an amortized cost basis greater than fair value are carried at fair value in the Company's financial statements. Pools determined to be impaired at December 31, 2013, had an amortized cost basis of $10 and a fair value of $9 as of that date. Accordingly, the Company recorded a valuation allowance of $1 as of December 31, 2013, as well as a corresponding gain of $2,395 during the twelve month period then ended, which was equal to the change in the valuation allowance during that period. Pools determined to be impaired at December 31, 2012, had an amortized cost basis of $8,523 and a fair value of $6,127 as of that date. Accordingly, the Company recorded a valuation allowance of $2,396 as of December 31, 2012, as well as a corresponding loss of $1,528 during the twelve month period then ended, which was equal to the change in the valuation allowance during that period.

Federal Home Loan Bank Stock FHLB of Chicago stock is carried at cost, which is its redeemable (fair) value, since the market for this stock is restricted. The Company considers the fair value of FHLB of Chicago stock to be Level 2 in the fair value hierarchy.

(Dollars in thousands, except share and per share amounts)

14. Fair Value Measurements (continued)

Accrued Interest Receivable and Payable The carrying values of accrued interest receivable and payable approximate their fair value. The Company considers the accrued interest receivable and payable to be Level 2 in the fair value hierarchy.

Deposit Liabilities and Advance Payments by Borrowers for Taxes and Insurance Fair value for demand deposits equal book value. The Company considers the fair value of demand deposits to be Level 2 in the fair value hierarchy. Fair values for certificate of deposits are estimated using a discounted cash flow calculation that applies current market borrowing interest rates to a schedule of aggregated expected monthly maturities on deposits. The Company considers the fair value of certificates of deposit to be Level 3 in the fair value hierarchy. The advance payments by borrowers for taxes and insurance are equal to their carrying amounts at the reporting date. The Company considers the fair value of advance payments by borrowers to be Level 2 in the fair value hierarchy.

Borrowings The fair value of long-term borrowings is estimated using discounted cash flow calculations with the discount rates equal to interest rates currently being offered for borrowings with similar terms and maturities. The carrying value on short-term borrowings approximates fair value. The Company considers the fair value of borrowings to be Level 2 in the fair value hierarchy.

Off-Balance Sheet Financial Instruments Off-balance sheet financial instruments consist of commitments to extend credit, IRLCs, forward commitments to sell loans, interest rate swaps, and embedded derivatives related to certain commercial loan relationships. Commitments to extend credit that are not IRLCs generally carry variable rates of interest. As such, the fair value of these instruments is not material. The Company considers the fair value of these instruments to be Level 2 in the fair value hierarchy. The carrying value of IRLCs, forward commitments to sell loans, interest rate swaps and embedded derivatives is equal to their fair value. For IRLCs and forward commitments, the fair value is the difference between the current market prices for securities collateralized by similar loans and the notional amounts of the IRLCs and forward commitments. The fair value of the Company's interest rate swaps and embedded derivatives is determined using discounted cash flow analysis on the expected cash flows of each derivative and also includes a nonperformance or credit risk component. The Company considers the fair value of IRLCs, forward commitments to sell loans, interest rate swaps, and embedded derivatives to be Level 2 in the fair value hierarchy.

The carrying values and fair values of the Company's financial instruments are presented in the following table as of the dates indicated.

	December 31, 2013		December 31, 2012	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$42,456	$42,456	$87,059	$87,059
Mortgage related securities available-for-sale	446,596	446,596	550,185	550,185
Mortgage related securities held-to-maturity	155,505	153,223	157,558	163,589
Loans held-for-sale	1,798	1,798	10,739	10,739
Loans receivable, net	1,508,996	1,508,092	1,402,246	1,400,415
Mortgage servicing rights, net	8,737	10,479	6,821	7,032
Federal Home Loan Bank stock	12,245	12,245	15,841	15,841
Accrued interest receivable	5,910	5,910	6,257	6,257
Deposit liabilities	1,762,682	1,647540	1,867,899	1,807,016
Borrowings	244,900	251,826	210,786	227,957
Advance payments by borrowers	3,431	3,431	4,956	4,956
Accrued interest payable	450	450	476	476

(Dollars in thousands, except share and per share amounts)

14. Fair Value Measurements (continued)

	December 31, 2013		December 31, 2012	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Unrealized gain (loss) on off-balance-sheet items:				
Interest rate lock commitments on loans	$60	$60	$1,414	$1,414
Forward commitments to sell loans	33	33	(199)	(199)
Embedded derivatives on commercial loans	32	32	–	–
Pay-fixed interest rate swaps	(32)	(32)	–	–

The following table segregates by fair value hierarchy (i.e., Level 1, 2, or 3) all of the Company's assets and liabilities that are measured at fair value on a recurring basis as of the dates indicated.

	December 31, 2013			
	Level 1	Level 2	Level 3	Total
Loans held-for-sale	–	$1,798	–	$1,798
Mortgage-related securities available-for-sale	–	446,596	–	446,596
Total	–	$448,394	–	$448,394

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
Loans held-for-sale	–	$10,739	–	$10,739
Mortgage-related securities available-for-sale	–	550,185	–	550,185
Total	–	$560,924	–	$560,924

Impaired Loans For non-accrual loans greater than an established threshold and individually evaluated for impairment and all renegotiated loans, impairment is measured based on: (i) the fair value of the loan or the fair value of the collateral less estimated selling costs (collectively the "collateral value method") or (ii) the present value of the estimated cash flows discounted at the loan's original effective interest rate (the "discounted cash flow method"). The resulting valuation allowance, if any, is a component of the allowance for loan losses. The discounted cash flow method is a fair value measure. For the collateral value method, the Company generally obtains appraisals on a periodic basis to support the fair value of collateral underlying the loans. Appraisals are performed by independent certified and/or licensed appraisers that have been reviewed by the Company and incorporate information such as recent sales prices for comparable properties, costs of construction, and net operating income of the property or business. Selling costs are generally estimated at 10%. Appraised values may be further discounted based on management judgment regarding changes in market conditions and other factors since the time of the appraisal. A significant unobservable input in using net operating income to estimate fair value is the capitalization rate. At December 31, 2013, the range of capitalization rates utilized to determine the fair value of the underlying collateral on certain loans was 6% to 12%. The Company considers these fair values to be Level 3 in the fair value hierarchy. For those loans individually evaluated for impairment using the collateral value method, a valuation allowance of $1,000 was recorded for loans with a recorded investment of $49,066 at December 31, 2013. These amounts were $2,041 and $57,638 at December 31, 2011, respectively. Provision for loan losses related to these loans was $380 and $428 in 2013 and 2012, respectively.

Foreclosed Properties Foreclosed properties acquired through, or in lieu of, loan foreclosure are recorded at the lower of cost or fair value less estimated costs to sell. In determining fair value, the Company generally obtains appraisals to support the fair value of foreclosed properties, as described in the previous paragraph. In certain instances, the Company may also use the selling list price, less estimated costs to sell, as the fair value of foreclosed properties. In such instances, the list price is generally less than the appraised value. The Company considers these

(Dollars in thousands, except share and per share amounts)

14. Fair Value Measurements (continued)

fair values to be Level 3 in the fair value hierarchy. As of December 31, 2013, $6,612 in foreclosed properties were valued at collateral value compared to $12,170 at December 31, 2012. Losses of $1,672 and $2,497 related to these foreclosed properties valued at collateral value were recorded during the twelve months ended December 31, 2013 and 2012, respectively.

15. Condensed Parent Company Only Financial Statements

STATEMENT OF FINANCIAL CONDITION

	December 31	
Assets	2013	2012
Cash and cash equivalents	$10,926	$3,284
Investment in subsidiary	269,522	266,513
Other assets	589	2,056
Total assets	$281,037	$271,853
Liabilities and shareholders' equity		
Total liabilities	–	–
Shareholders' equity:		
Common stock–$0.01 par value:		
Authorized–200,000,000 shares in 2013 and 2012		
Issued–78,783,849 shares in 2013 and 2012		
Outstanding–46,438,284 shares in 2013 and 46,326,484 shares in 2012	788	788
Additional paid-in capital	489,238	489,960
Retained earnings	151,384	145,231
Accumulated other comprehensive income (loss)	(2,319)	(4,717)
Treasury stock–32,345,565 shares in 2013 and 32,457,365 shares in 2012	(358,054)	(359,409)
Total shareholders' equity	281,037	271,853
Total liabilities and shareholders' equity	$281,037	$271,853

STATEMENT OF INCOME

	Year Ended December 31		
	2013	2012	2011
Total income	$9	$3	$17
Total expenses	836	796	863
Loss before income taxes	(827)	(793)	(846)
Income tax benefit	(323)	(306)	(464)
Loss before equity in earnings of subsidiary	(504)	(487)	(382)
Equity in earnings (loss) of subsidiary	11,300	7,241	(47,183)
Net income (loss)	$10,796	$6,754	$(47,565)

(Dollars in thousands, except share and per share amounts)

15. Condensed Parent Company Only Financial Statements (continued)

STATEMENT OF TOTAL COMPREHENSIVE INCOME

	Year Ended December 31		
	2013	2012	2011
Net income (loss)	$10,796	$6,754	$(47,565)
Other comprehensive income (loss), net of income taxes:			
Unrealized holding gains (losses) during the period:			
Non-credit portion of OTTI on securities available-for sale, net of deferred income taxes of $(196) in 2012 and $(563) in 2011	–	(293)	(842)
Change in net unrealized gain on securities available-for-sale, net of deferred income taxes of $(1,424) in 2013, $1,593 in 2012, and $5,028 in 2011	(2,125)	2,378	7,511
Reclassification adjustment for gain on securities included in income, net of income taxes of $(218) in 2012 and $(446) in 2011	–	(325)	(667)
	(2,125)	1,760	6,002
Defined benefit pension plans:			
Pension asset, net of deferred income taxes of $2,058 in 2013, $(732) in 2012, and $(2,990) in 2011	3,086	(1,098)	(4,484)
Curtailment gain on plan amendment, net of deferred income taxes of $958	1,437	–	–
	4,523	(1,098)	(4,484)
Total other comprehensive income, net of income taxes	2,398	662	1,518
Total comprehensive income (loss)	$13,194	$7,416	$(46,047)

STATEMENT OF CASH FLOWS

	Year Ended December 31		
	2013	2012	2011
Operating activities:			
Net income (loss)	$10,796	$6,754	$(47,565)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:			
Equity in loss (earnings) of subsidiary	(11,300)	(7,241)	47,183
Stock-based compensation	85	88	67
Change in other operating activities	1,467	(353)	(1,577)
Net cash provided (used) by operating activities	1,048	(752)	(1,892)
Investing activities:			
Dividends from Bank subsidiary	10,920	4,130	730
Other investing activities	230	(409)	170
Net cash provided by investing activities	11,150	3,721	900
Financing activities:			
Cash dividends	(4,643)	(2,316)	(2,880)
Proceeds from exercise of stock options	87	–	1,416
Other financing activities	–	564	49
Net cash used in financing activities	(4,556)	(1,752)	(1,415)
Increase (decrease) in cash and cash equivalents	7,642	1,217	(2,407)
Cash and cash equivalents at beginning of year	3,284	2,067	4,474
Cash and cash equivalents at end of year	$10,926	$3,284	$2,067

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The management of the Company, including its Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2013, that the disclosure controls and procedures were effective.

Change in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the final fiscal quarter of the year to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. The Company's management, including its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of its internal control over financial reporting as of December 31, 2013, based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon its assessment and those criteria, management believes that as of December 31, 2013, the Company's internal control over financial reporting was effective.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as a part of its audit, has audited the effectiveness of the Company's internal control over financial reporting. That report can be found on the following page as part of this Item 9A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Bank Mutual Corporation
Milwaukee, Wisconsin

We have audited the internal control over financial reporting of Bank Mutual Corporation and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 7, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
March 7, 2014

Item 9B. Other Information

Not applicable.

Part III

Item 10. Directors, Executive Officers, and Corporate Governance

Information in response to this item is incorporated herein by reference to "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance", and "Executive Officers" in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders on May 5, 2014 (the "2014 Annual Meeting Proxy Statement").

Item 11. Executive Compensation

Information in response to this item is incorporated by reference to "Election of Directors—Board Meetings and Committees—Compensation Committee Interlocks and Insider Participation," "Directors' Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report on Executive Compensation," "Executive Compensation," and "Risk Management and Compensation" in the 2014 Annual Meeting Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information in response to this item is incorporated by reference to "Security Ownership of Certain Beneficial Owners" and "Approval of the 2014 Bank Mutual Corporation Incentive Compensation Plan" in the 2014 Annual Meeting Proxy Statement.

The following chart gives aggregate information regarding grants under all equity compensation plans of the Company through December 31, 2013.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column)
Equity compensation plans approved by security holders (1)	2,955,000	$8.0742	695,983
Equity compensation plans not approved by security holders	None	None	None

(1) All amounts in these columns relate to the 2004 Plan, which was approved by the shareholders in 2004. No further awards may be granted under this plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information in response to this item is incorporated by reference to "Election of Directors—Board Meetings and Committees" and "Certain Transactions and Relationships with the Company" in the 2014 Annual Meeting Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information in response to this item is incorporated by reference to "Independent Registered Public Accounting Firm" in the 2014 Annual Meeting Proxy Statement.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of the Report:

1. and 2. Financial Statements and Financial Statement Schedules.

The following consolidated financial statements of the Company and subsidiaries are filed as part of this report under "Item 8. Financial Statements and Supplementary Data":

- Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, on the consolidated financial statements.
- Consolidated Statements of Financial Condition—As of December 31, 2013 and 2012.
- Consolidated Statements of Income—Years Ended December 31, 2013, 2012, and 2011.
- Consolidated Statements of Total Comprehensive Income—Years Ended December 31, 2013, 2012, and 2011
- Consolidated Statements of Equity—Years Ended December 31, 2013, 2012, and 2011.
- Consolidated Statements of Cash Flows—Years Ended December 31, 2013, 2012, and 2011.
- Notes to Consolidated Financial Statements.

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(b) Exhibits. Refer to the Exhibit Index following the signature page of this report, which is incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following its exhibit number.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK MUTUAL CORPORATION

March 7, 2014

By: /s/ David A. Baumgarten
David A. Baumgarten
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes David A. Baumgarten, Michael W. Dosland, Richard L. Schroeder or any of them, as attorneys-in-fact with full power of substitution, to execute in the name and on behalf of such person, individually, and in each capacity stated below or otherwise, and to file, any and all amendments to this report.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.*

Signature and Title

/s/ David A. Baumgarten David A. Baumgarten, President, Chief Executive Officer, and Director (Principal Executive Officer)	/s/ Thomas H. Buestrin Thomas H. Buestrin, Director
/s/ Michael W. Dosland Michael W. Dosland, Senior Vice President and Chief Financial Officer (Principal Financial Officer)	/s/ Mark C. Herr Mark C. Herr, Director
/s/ Richard L. Schroeder Richard L. Schroeder, Vice President and Controller (Principal Accounting Officer)	/s/ Thomas J. Lopina, Sr. Thomas J. Lopina, Sr., Director
/s/ Michael T. Crowley, Jr. Michael T. Crowley, Jr., Chairman and Director	/s/ William J. Mielke William J. Mielke, Director
/s/ David C. Boerke David C. Boerke, Director	/s/ Robert B. Olson Robert B. Olson, Director
/s/ Richard A. Brown Richard A. Brown, Director	/s/ Jelmer G. Swoboda Jelmer G. Swoboda, Director

* Each of the above signatures is affixed as of March 7, 2014.

BANK MUTUAL CORPORATION
("Bank Mutual Corporation" or the "Company")
Commission File No. 000-32107

EXHIBIT INDEX
TO
2013 REPORT ON FORM 10-K

The following exhibits are filed with, or incorporated by reference in, this Report on Form 10-K for the year ended December 31, 2013:

Exhibit	Description	Incorporated Herein by Reference To	Filed Herewith
3(i)	Restated Articles of Incorporation, as last amended May 29, 2003, of Bank Mutual Corporation (the "Articles")	Exhibit 3(i) to the Company's Registration Statement on Form S-1, Registration No. 333-105685	
3(ii)	Bylaws, as last amended May 7, 2007, of Bank Mutual Corporation	Exhibit 3.1 to the Company's Report on Form 8-K dated May 7, 2007	
4.1	The Articles	Exhibit 3(i) above	
10.1*	Bank Mutual Corporation Savings Restoration Plan and Bank Mutual Corporation ESOP Restoration Plan	Exhibit 10.1(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 ("2003 10-K")	
10.2*	Bank Mutual Corporation Outside Directors' Retirement Plan	Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009 ("2009 10-K")	
10.3*	Mutual Savings Bank Executive Excess Benefit Plan **	Exhibit 10.3 to Bank Mutual Corporation's Registration Statement on Form S-1, Registration No. 333-39362 ("2000 S-1")	
10.4*	Agreement regarding deferred compensation dated May 16, 1988 between Mutual Savings Bank and Michael T. Crowley, Sr.	Exhibit 10.4 to 2000 S-1	
10.5(a)*	Employment Agreement between Mutual Savings Bank and Michael T. Crowley Jr. dated December 21, 1993 (in effect only as to post-retirement matters)	Exhibit 10.5(a) to 2000 S-1	
10.5(b)*	Amendment thereto dated February 17, 1998	Exhibit 10.5(b) to 2000 S-1	
10.6*	Form of Employment Agreement (with Messrs. Anderegg, Dosland, Larson, Mayne, and certain other executive officers; continuing through 2014)	Exhibit 10.6(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 2010 ("2010 10-K")	

Exhibit	Description	Incorporated Herein by Reference To	Filed Herewith
10.7*	Employment Agreement of Mr. Baumgarten with Bank Mutual dated as of April 5, 2010 (continuing through 2015)	Exhibit 10.1 to the Company's Report on Form 8-K dated April 5, 2010	
10.8(a)*	Non-Qualified Deferred Retirement Plan for Directors of First Northern Savings Bank	Exhibit 10.10(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000	
10.8(b)*	Amendment No. 1 thereto	Exhibit 10.3.2 to First Northern Capital Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998	
10.9(a)*	Bank Mutual Corporation 2004 Stock Incentive Plan	Appendix A to Proxy Statement for 2004 Annual Meeting of Shareholders	
10.9(b)(i)*	Form of Option Agreement thereunder—Bank Mutual Corporation Director Stock Option Agreement (superseded)	Exhibit 10.1(b) to the Company's Report on Form 10-Q for the quarter ended June 30, 2004 ("6/30/04 10-Q")	
10.9(b)(ii)*	2011 updated Form of Bank Mutual Corporation Director Stock Option Agreement	Exhibit 10.11(b)(ii) to the 2010 10-K	
10.9(c)(i)*	Form of Option Agreement thereunder—Bank Mutual Corporation Incentive Stock Option Agreement (superseded)	Exhibit 10.1(c) to the 6/30/04 10-Q	
10.9(c)(ii)*	2010 updated Form of Bank Mutual Corporation Incentive Stock Option Agreement	Exhibit 10.11(c)(ii) to the 2010 10-K	
10.9(c)(iii)*	2012 alternate Form of Bank Mutual Corporation Incentive Stock Option Agreement	Exhibit 10.10(c)(iii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2011 ("2011 10-K")	
10.9(d)*	Form of Restricted Stock Agreement thereunder - Bank Mutual Corporation Directors Management Recognition Award	Exhibit 10.1(d) to the 6/30/04 10-Q	
10.9(e)(i)*	Form of Restricted Stock Agreement thereunder—Bank Mutual Corporation Officers Management Recognition Award	Exhibit 10.1(e) to the 6/30/04 10-Q	
10.9(e)(ii)*	2011 updated Form of Bank Mutual Corporation Officers Management Recognition Award	Exhibit 10.11(e)(ii) to the 2010 10-K	

Exhibit	Description	Incorporated Herein by Reference To	Filed Herewith
10.9(e)(iii)*	2012 alternate Form of Bank Mutual Corporation Officers Management Recognition Award	Exhibit 10.10(e)(iii) to the 2011 10-K	
10.10*	Bank Mutual Corporation Management Incentive Plan	Exhibit 10.11(b) to the 2011 10-K	
21.1	List of Subsidiaries		X
23.1	Consent of Deloitte & Touche LLP		X
24.1	Powers of Attorney	Signature Page of this Report	
31.1	Sarbanes-Oxley Act Section 302 Certification signed by the Chairman and Chief Executive Officer of Bank Mutual Corporation		X
31.2	Sarbanes-Oxley Act Section 302 Certification signed by the Senior Vice President and Chief Financial Officer of Bank Mutual Corporation		X
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Chairman and Chief Executive Officer of Bank Mutual Corporation		X
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Senior Vice President and Chief Financial Officer of Bank Mutual Corporation		X
101	The following materials are provided from Bank Mutual Corporation's Annual Report on Form 10-K for the year ended December 31, 2013, formatted in Extensible Business Reporting Language ("XBRL"): (i) the Unaudited Condensed Consolidated Statements of Financial Condition, (ii) Unaudited Condensed Consolidated Statements of Income, (iii) Unaudited Condensed Consolidated Statements of Equity, (iv) Unaudited Condensed Consolidated Statements of Cash Flow, and (v) Notes to Unaudited Condensed Consolidated Financial Statements tagged as blocks of text.		
101.INS	XBRL Instance Document		X
101.SCH	XBRL Taxonomy Extension Schema Document		X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document		X
101.LAB	XBRL Extension Labels Linkbase Document		X

Exhibit	Description	Incorporated Herein by Reference To	Filed Herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document		X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document		X

* Designates management or compensatory agreements, plans or arrangements required to be filed as exhibits pursuant to Item 15(b) of Form 10-K.

** Mutual Savings Bank is now known as "Bank Mutual."

Corporate Information

Executive Officers of the Company and the Bank

David A. Baumgarten	President and Chief Executive Officer
Michael W. Dosland	Senior Vice President, Chief Financial Officer
James P. Carter	Vice President, Secretary
Richard L. Schroeder	Vice President, Controller

Executive Officers of the Bank

P. Terry Anderegg	Senior Vice President, Retail Banking
Gregory A. Larson	Senior Vice President, Commercial Banking
Patrick W. Lawton	Senior Vice President, Investment Real Estate
Christopher L. Mayne	Senior Vice President, Chief Credit Officer
Daniel J. Mekemson	Senior Vice President, Residential Mortgage Lending
Terri M. Pfarr	Senior Vice President, Human Resources

Bank Mutual Corporation Directors

David A. Baumgarten
David C. Boerke
Richard A. Brown
Thomas H. Buestrin
Michael T. Crowley, Jr. (Chairman)
Mark C. Herr
Thomas J. Lopina, Sr.
William J. Mielke
Robert B. Olson
J. Gus Swoboda

Corporate Offices

Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223
414-354-1500
www.bankmutualcorp.com

Annual Meeting

The 2014 Annual Meeting of Shareholders will be held on May 5, 2014, at 10:00 a.m. at the Four Points Sheraton Milwaukee North Hotel, 8900 North Kildeer Court, Milwaukee, Wisconsin.

Stock Listing

Bank Mutual Corporation common stock is traded on the NASDAQ Global Select Market under the symbol BKMU.

Transfer Agent

Inquiries regarding change of address, transfer of stock, lost certificates, and dividend reinvestment should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800-368-5948

Independent Auditors

Deloitte & Touche LLP
555 East Wells Street
Milwaukee, WI 53202

General Counsel

Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202

Investor Relations

Shareholders, analysts, the news media and others desiring general information about the Company or its subsidiaries may contact David A. Baumgarten, President and Chief Executive Officer, or Michael W. Dosland, Chief Financial Officer, at the corporate offices.

A copy (without exhibits) of our Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the Securities and Exchange Commission is available to shareholders on our Web site (www.bankmutualcorp.com) or at no charge upon written request to our corporate offices. The Annual Report on Form 10-K is included herewith and includes complete financial statements and other financial information about Bank Mutual Corporation. We urge shareholders and others to read the Form 10-K.